As filed with the Securities and Exchange Commission on July 25, 2007.

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SEITEL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	1382	76-0025431
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

10811 S. Westview Circle Drive

Building C, Suite 100

Houston, TX 77043

(713) 881-8900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

See Table of Additional Registrants Below

William J. Restrepo

Chief Financial Officer, Executive

Vice President and Secretary

Seitel, Inc.

10811 S. Westview Circle Drive

Building C, Suite 100

Houston, TX 77043

(713) 881-8900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

With a copy to:

John D. LaRocca, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Offering Price(1)	Amount Of Registration Fee
9 3/4% Senior Subordinated Notes due 2014	$400,000,000	100%	$400,000,000	$12,280
Subsidiary Guarantees(2)	$400,000,000	—	—

(1)	Estimated pursuant to Rule 457(f) under the Securities Act of 1933 solely for purposes of calculating the registration fee.
(2)

Each of the subsidiary guarantors listed in the Table of Additional Registrants below have guaranteed, jointly and severally, the 9 3/4% Senior Subordinated Notes due 20014 being registered hereby. The subsidiary guarantors are registering the guarantees. Pursuant to Rule 457(n) under the Securities Act of 1933, no registration fee is required with respect to the guarantees.

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SEITEL, INC.

Table of Additional Registrants(1)

Name	Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Number	IRS Employer Identification Number
Datatel, Inc.	Delaware	1382	76-0378479
DDD Energy, Inc.	Delaware	1382	76-0397770
Matrix Geophysical, Inc.	Delaware	1382	76-0460633
N360X, L.L.C.	Texas	1382	76-0681063
Seitel Canada Holdings, Inc.	Delaware	1382	76-0564332
Seitel Data Corp.(2)	Delaware	1382	76-0390382
Seitel Data, Ltd.	Texas	1382	76-0488359
Seitel Delaware, Inc.	Delaware	1382	76-0488429
Seitel IP Holdings, LLC	Delaware	1382	76-0690011
Seitel Management, Inc.	Delaware	1382	76-0490279
Seitel Offshore Corp.	Delaware	1382	76-0309662
Seitel Solutions, Inc.	Delaware	1382	76-0672862
Seitel Solutions, LLC	Delaware	1382	74-2993547
Seitel Solutions Holdings, LLC	Delaware	1382	76-0690009
SEITEL Solutions, Ltd.	Texas	1382	76-0655577
SI Holdings, G.P.	Delaware	1382	76-0690013

(1)	The address, including zip code, telephone number and area code, of the principal offices of each of the additional registrants listed above is: 10811 S. Westview Circle Drive, Building C, Suite 100, Houston, TX 77043. The telephone number at that address is (713) 881-8900.

(2)	The address for Seitel Data Corp. is 900 Market Street, Wilmington, DE 19801. The telephone number at that address is (302) 654-7584.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

SUBJECT TO COMPLETION, DATED JULY 25, 2007

PROSPECTUS

SEITEL, INC.

OFFER TO EXCHANGE

$400,000,000 Principal Amount of 9 3/4% Senior Notes Due 2014

for

$400,000,000 Principal Amount of 9 3/4% Senior Notes Due 2014

The Exchange Offer Will Expire At 5:00 P.M.,

New York City Time, On                     , 2007, Unless Extended

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange up to $400,000,000 aggregate principal amount of our new 9 3/4% Senior Notes due 2014 that we have registered under the Securities Act of 1933 for an equal principal amount of our outstanding 9 3/4% Senior Notes due 2014. We refer to the new notes you will receive on this exchange offer collectively as the “new notes,” and we refer to the old notes you will tender in this exchange offer collectively as the “old notes.” The new notes will represent the same debt as the corresponding old notes, will be secured by the same collateral, and we will issue the new notes under the same applicable indenture.

Terms of the exchange offer:

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of old notes at any time prior to the expiration of the exchange offer.

•

We believe that the exchange of old notes will not be a taxable event for U.S. federal income tax purposes, but you should see “Certain U.S. Federal Income Tax Consequences” on page 159 for more information.

•	We will not receive any proceeds from the exchange offer.

•

The terms of the new notes are substantially identical to the old notes, except that the new notes are registered under the Securities Act of 1933 and the transfer restrictions and registration rights applicable to the old notes do not apply to the new notes.

See “ Risk Factors” beginning on page 19 for a discussion of risks that should be considered by holders prior to tendering their old notes.

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2007

You should rely only on the information contained in this document and any supplement or to which we have referred you. See “Where You Can Find Other Information.” We have not authorized anyone to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should assume that the information appearing in this prospectus or incorporated by reference is accurate only as of the date on the front cover of this prospectus or any supplement or the date of the documents incorporated by reference, as the case may be.

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of new notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, which we refer to as the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

INDUSTRY AND MARKET DATA

The majority of the market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including market analysis data published by the Department of Energy, Baker Hughes, Spears & Associates, Inc., Land Rig Newsletter, Business Monitor International and the Energy Information Administration. We did not commission any of these publications or reports. The remainder of the data are based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee or provide any warranty regarding the accuracy and completeness or suitability of such information. While we believe that each of these studies and publications is reliable, have not independently verified such data and we do not make any

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representation as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions, for example, regarding general economic growth, are used in preparing the forecasts included in this prospectus. Similarly, while we believe our internal and external research is reliable, it has not been verified by any independent sources and we make no assurances that the predictions contained therein are accurate.

FORWARD-LOOKING STATEMENTS

Certain information included in this prospectus may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, included in this prospectus are forward-looking statements. In particular, statements that we make relating to our overall volume trends, industry forces, margin trends, anticipated capital expenditures and our strategies are forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential” and similar expressions are intended to identify forward-looking statements. These statements are based on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements are not guarantees of our future performance and are subject to risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements. We disclaim any duty to update any forward-looking statements. Some of the factors that may cause actual results, developments and business decisions to differ materially from those contemplated by such forward-looking statements include the risk factors discussed under the heading “Risk Factors” and the following:

•	risks related to the level of capital expenditures by oil and gas companies;

•	risks related to the availability of capital for our customers;

•	the risk that we may not be able to generate or obtain sufficient financing;

•	risks related to developments in the oil and gas business in the U.S. Gulf Coast and Canada;

•	risks related to the intense competition for the acquisition of new seismic data;

•	the risk that our operating results and cash flow may fluctuate in the future;

•	the risk that weak demand could impair the value of our data library;

•	risks related to our international operations and currency fluctuations;

•	risks related to the availability and retaining of key employees;

•	risks related to past or possible future terrorist attacks or military campaigns;

•	risks related to compliance with our obligations under our SEC injunction;

•	risks related to our ability to recognize certain tax benefits;

•	the risk that our internal controls and procedures may not prevent all possible errors;

•	risks related to our use of third-party contractors;

•	the risk that technological changes may not be available to us;

•	risks related to certain lawsuits, including a class action lawsuit related to the merger and related transactions; and

•	other factors described in this prospectus.

We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does occur, what impact they will have on our results of operations and financial condition.

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SUMMARY

This summary highlights certain significant aspects of our business and this exchange offer contained elsewhere in this prospectus. Because this is only a summary, it does not contain all of the information that may be important to you. You should read this entire prospectus and should consider, among other things, the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes thereto appearing elsewhere in this prospectus before making your investment decision. In addition, certain statements include forward-looking information that involves risks and uncertainties. See “Forward-Looking Statements.”

In this prospectus, unless otherwise specified or the context otherwise requires, (i) the “issuer,” “we,” “us,” “our,” the Company” and “our company” refer to the consolidated business of Seitel, Inc. and all of its subsidiaries; (ii) the “Acquisition” refers to the merger of Seitel Acquisition Corp., or Acquisition Corp., with and into our company, with our company continuing as the surviving company and a wholly-owned subsidiary of Seitel Holdings, Inc., or Parent; and (iii) the “guarantors” refer to certain of our subsidiaries that have guaranteed on a senior unsecured basis our obligations under the notes (as defined below).

The Exchange Offer

On February 9, 2007, Acquisition Corp. issued and sold $400.0 million aggregate principal amount of Senior Notes due 2014, referred to herein as the old notes. In connection with that sale, we entered into a registration rights agreement with the initial purchasers of the old notes in which we agreed to deliver this prospectus to you and to complete an exchange offer for the old notes. As required by the registration rights agreement, we are offering to exchange $400.0 million aggregate principal amount of our new senior notes due 2014, referred to herein as the new notes, the issuance of which will be registered under the Securities Act, for a like aggregate principal amount of our old notes. We refer to this offer to exchange the new notes for the old notes in accordance with the terms set forth in this prospectus and the accompanying letter of transmittal as the exchange offer. You are entitled to exchange your old notes for new notes. We urge you to read the discussions under the headings “The Exchange Offer” and “Description of the New Notes” in this prospectus for further information regarding the exchange offer and the new notes. We refer to the old notes and the new notes collectively as the notes or the 9 3/4% Senior Notes.

Our Company

Overview

We are a leading provider of seismic data to the oil and gas industry in North America. Our products and services are critical for the exploration for, and development and management of, oil and gas reserves by oil and gas companies. We have ownership in an extensive library of proprietary onshore and offshore seismic data that we have accumulated since our inception in 1982 and that we license to a wide range of oil and gas companies. Our customers use seismic data to identify geographical areas where subsurface conditions are favorable for oil and gas exploration, to determine the size, depth and geophysical structure of previously identified oil and gas fields and to optimize the development and production of oil and gas reserves. The importance of seismic data usage in the exploration, development and management process drives demand for our data in our library.

We have built a library of onshore seismic data that we believe is one of the largest libraries available for licensing in the United States and Canada. Our seismic data library includes both onshore and offshore three-dimensional (“3D”) and two-dimensional (“2D”) data. We have ownership in over 38,000 square miles of 3D and approximately 1.1 million linear miles of 2D seismic data concentrated primarily in the major active

North American oil and gas producing regions. The majority of our onshore seismic data covers sections of the U.S. Gulf Coast, including Eastern Texas, Southern Louisiana and Mississippi, as well as Western Canada, the Rocky Mountains and Northern Louisiana. We have one of the largest seismic data libraries in each of these regions. We also have ownership in a library of offshore data covering parts of the shelf and certain deep water areas in the Western and Central U.S. Gulf of Mexico and the waters off the coast of Eastern Canada. We serve a market which includes over 1,600 companies in the oil and gas industry. Our customers range from small and mid-cap exploration and production companies and private prospecting individuals to large independent oil and gas companies and also include global oil and gas companies.

Several factors lead to multiple licensing of our seismic data. New oil and gas field discoveries can cause renewed exploration activity in a previously assessed surrounding area and pipeline and oil and gas infrastructure expansion may make new oil and gas fields economically viable. New drilling technologies can cause oil and gas companies to reevaluate existing oil and gas fields and new data processing technologies can create additional value in previously processed seismic data. In addition, merger and acquisition activity can change the ownership of fields often requiring re-licensing of data. Each of these factors drives repeat demand for our existing seismic library.

We also regularly add to our seismic data library by creating new seismic data. These data creation programs are substantially underwritten by our customers in exchange for a license granting them access to the newly acquired data with a limited exclusivity period. We do not employ seismic crews or own any seismic survey equipment but instead contract our data shoots to third-party seismic acquisition companies. We believe this practice allows us to respond quickly to changes in demand and minimizes ongoing capital requirements. We also purchase seismic surveys or entire seismic libraries from oil and gas companies which have discontinued their exploration and production in a particular geographical area and no longer require ownership of their data or library or which have otherwise determined to sell their data or library. These purchases are funded with cash or structured as non-monetary exchanges, whereby we acquire ownership of existing data from customers in exchange for a grant of a non-exclusive license to use other data from our library. We also create new value-added products by applying advanced seismic data processing or other quantitative analytical techniques to selected portions of our library. Historically, some of our seismic data has remained useful for decades after its creation. For example, we continue to license 13 year old 3D data and 2D data created over 20 years ago. We expect this to continue and our data to remain useful for extended periods after its creation.

To support our seismic data licensing business and our clients, we maintain warehouse and electronic storage facilities at our Houston, Texas headquarters and our Calgary, Alberta location. Through our Seitel Solutions business unit (“Solutions”), we offer the ability to access and interact with the seismic data we own and market via a standard web browser and the Internet.

In each of fiscal 2006, 2005 and 2004, 96% of our revenues were attributable to acquisition and licensing of seismic data. Other revenues during these years were primarily derived from Solutions for reproduction and delivery of seismic data licensed by our clients. See Note O to Notes to Consolidated Financial Statements for information about our revenue by geographical area.

Because our historical success was built around our seismic expertise and the quality of our library, in 2002 we refocused our operations on our core competency of seismic data licensing. As of December 31, 2006, we have sold all of our assets which engaged in the exploration for and development, production and sale of oil and natural gas.

Industry Overview

Seismic data is critical to the oil and gas exploration process due to its ability to increase significantly the success rate of locating commercial oil and gas deposits by producing detailed images of the earth’s subsurface features. The overall demand for seismic data and related geophysical services is dependent upon spending by oil and gas companies for exploration, production, development and field management activities. This spending, in turn, is driven largely by present and expected future demand and pricing for crude oil and natural gas. Demand for these commodities is influenced by global economic growth as well as political, economic, tax and environmental considerations. The Energy Information Administration projects continued growth for worldwide energy demand through 2030 despite higher energy prices. Much of this growth is expected to come from Asia, including China and India, where demand is projected to nearly triple between 2003 and 2030.

Oil and natural gas supply constraints have caused an increase in exploration and production spending in both the United States and Canada and have led to increasing commodity prices during recent years. Since the end of 1999, annual worldwide geophysical equipment and services spending has increased at a compound annual rate of 11.2%. Worldwide spending on geophysical equipment and services is expected to increase 25% in 2007.

A majority of our revenues comes from small and mid-cap exploration and production companies, independent oil and gas companies and private prospecting individuals. To achieve and maintain their success, we believe our customers will need to continue to find new, and exploit existing, oil and natural gas reserves, which we believe will require significant amounts of capital spending on seismic data among other things. We believe there will continue to be an incentive for exploration and production spending in the United States and Canada because this area represented approximately 26.5% of global energy demand in 2003 and remains one of the most politically and economically stable producing regions.

Reflecting the increased spending by oil and gas companies, the U.S. and Canadian onshore rig counts have also increased significantly since 2002. The onshore rig count in the United States and Canada averaged 2,026 rigs for the year ended December 31, 2006, well above the average onshore rig count of 1,497 rigs from 2002 to 2006. The onshore rig count in the United States and Canada averaged 1,994 rigs from January 1, 2007 to July 6, 2007. Onshore rig utilization in the United States averaged 81.6% during 2006.

We believe the use of 3D seismic data and advanced processing techniques, coupled with advances in drilling and completion techniques, is enhancing the ability of oil and gas companies to explore for, develop and manage oil and gas reserves. We believe that seismic industry market conditions will remain favorable as a result of stable commodity demand, continued spending to replace oil and gas reserves and continued high onshore rig counts in the United States and Canada.

Our Competitive Strengths

We believe we have the following competitive strengths:

Industry Leading Data Library. The size and coverage of our seismic data library enables us to capitalize on the favorable trends in the North American oil and gas exploration market. Our competitive advantage is driven by our ability to:

•	Successfully bid for seismic data that is for sale in our areas of focus as a result of our knowledge of data return characteristics for similar data in our existing library;

•	Pursue flexible data acquisition strategies such as structuring non-monetary data-for-license exchanges which preserves capital for other data acquisitions;

•

Creatively market our data library with an innovative strategy, which includes tailoring licenses to meet a client’s need using non-monetary exchanges and “library cards,” which are data license agreements where the client is entitled to select and license specific data over a period of time from our data library;

•	Combine client data with our data to create a more relevant profile of a potential production site;

•	Generate client trust by participating in joint data creation projects with significant alignment of objectives; and

•	Retain and grow valuable client relationships.

Defensible Market Position. With one of the largest onshore seismic data libraries in the active North American oil and natural gas basins, we have an established competitive position within this growing market. Since 1993, we have invested over $1 billion to build our data library. Over 74% of this investment has been in

3D data. We believe that the current replacement cost of our seismic library significantly exceeds our original investment, and that our broad geographic coverage and strong presence in the active North American onshore oil and gas basins coupled with our domain expertise creates significant barriers to replication and a defensible market position. We believe competitors will generally not shoot over areas already in our library because it is not economically viable to do so.

Consistent, Long Term Cash Returns. We derive revenue from the non-exclusive licensing of our data. Importantly, data within our library can be licensed on a non-exclusive basis multiple times over a span of many years. We have proven our ability to license onshore data surveys decades after their creation. Typically, our surveys continue to generate revenue long after our investment is fully recovered. For the year ended December 31, 2006, 42% of our total resale revenue came from data acquired before 2001. With respect to our onshore library, we believe our cash resales are highly predictable on an annual basis and have a lower sensitivity to rig count and natural gas prices than other sectors of the oil and gas industry. For the last two years, we achieved an average return on investment in excess of 40% on newly created data.

Low Cost Operating Structure. We operate with a low cost structure by maintaining an efficient base of assets and employees. We do not own seismic acquisition equipment or employ seismic acquisition crews, but engage, as required, third-party contractors with qualified equipment to shoot new data. In addition, the majority of our capital expenditures for data acquisitions are discretionary. We believe this minimizes ongoing capital requirements and results in substantially less volatility in cash flows by enabling us to respond quickly to changes in demand. In addition, the creation of new surveys provides cost-effective growth opportunities since we impose strict capital investment thresholds with targeted underwriting levels averaging 70% and do not start work on new acquisition programs without an underwriting commitment. On occasion, when our underwriting customer owns other attractive seismic data that we want to obtain, Seitel may decide to take ownership in this data to cover part of the customer’s underwriting obligation. For the years 2006, 2005 and 2004, we achieved 73.5%, 72.2% and 73.5% average underwriting levels for new seismic acquisition projects.

Diversified Customer Base. We serve a market which includes over 1,600 companies in the oil and gas industry and our customers range from small exploration and production companies and private prospecting individuals to large independent oil and gas companies and also include global oil and gas companies. We believe that the quality of our data, the breadth of its coverage in the major active onshore basins in North America and our longstanding commitment to client service enables us to attract top-tier clients and maintain and grow existing client relationships. These relationships also create access to additional data surveys and sales opportunities.

Favorable Industry Fundamentals. We are positioned to benefit from favorable long-term oil and gas industry trends, including:

•

Sustained demand for oil and natural gas. The worldwide demand for oil and natural gas continues to increase significantly, led by the increases in demand from China, India and other developing countries;

•

High commodity prices. While demand has increased, the supply of oil and natural gas has remained relatively flat, creating a significant increase in the prices of oil and natural gas during recent years;

•

Increased exploration expenditures. We believe that we are at the beginning of a significant period of elevated exploration spending in the North American oil and gas market. Many exploration and production companies are moving from development to exploration spending to increase reserves that have been depleted from an extended period of development;

•

Advanced drilling technology. Exploration technology and drilling methods have improved significantly since the 1990s. These methods have made the development of existing oil and gas fields formerly impeded by geologic barriers or other reasons, commercially and economically viable. With the advent and success of these new technologies, development companies continue to re-examine oil and gas fields in proven regions, creating demand for seismic data;

•

Seismic data advancements. New advances in processing and interpreting seismic data have increased the usefulness of data and as a result improved the viability of exploring domestic oil and gas fields. The improvement in data quality often leads to new analysis of existing oil and natural gas fields; and

•

United States’ dependence on foreign oil and gas. While long recognized as a potential danger, recent geopolitical events and continued instability in the Middle East have created a renewed, more powerful desire by the United States to reduce its dependence on foreign supply of oil and natural gas.

Strong Management Team. Our strong senior management team is comprised of individuals with an average of over 20 years experience in the oil and gas services industry and established relationships with end-users of these services. We are led by Robert Monson (President and Chief Executive Officer). Our management team also includes William Restrepo (Chief Financial Officer), Kevin Callaghan (Chief Operating Officer), Robert Simon (President, Seitel Data), Randall Sides (President, Olympic Seismic), Marcia Kendrick (Chief Accounting Officer) and Garis Smith (Senior Vice President), all of whom have extensive industry experience. Messrs. Monson and Restrepo moved from Schlumberger Limited to Seitel after Seitel emerged from bankruptcy in 2004 and instilled a professional and disciplined management approach.

Our Current Strategy

We believe that our strategy will continue to distinguish us from our competitors. Specifically, we intend to:

•

Continue growing our seismic data library using a combination of new seismic data creation, cash purchases of seismic data, non-monetary exchanges and new value-added products created from our existing data;

•

Maintain a disciplined return on investment approach to operating and capital expenditures. We only intend to pursue new acquisition projects if we believe that conditions exist for repeated licensing of the same data over an extended period of time. We seek significant underwriting commitments before undertaking new acquisition projects as underwriting levels are generally a predictor of long-term demand for seismic data. We target an average of 70% underwriting level for all new seismic acquisition projects on an aggregate basis. For the years 2006, 2005 and 2004, we achieved 73.5%, 72.2% and 73.5% average underwriting levels for new seismic acquisition projects. Additionally, when acquiring 3D surveys, we consider the proximity to 3D surveys already in the library. We believe that there is greater value in contiguous data, or reasonably close concentrations of surveys in a single area;

•

Continue outsourcing the more capital intensive services in the seismic value chain, including seismic data gathering and the employment of field equipment and crews. This strategy enables us to select vendors with the best price, equipment and skill sets for a particular environment, geographical location or geophysical objective and provides us with access to state-of-the-art equipment and emerging technologies. It also gives us the flexibility to respond appropriately to changing market conditions, making our financial performance more stable;

•

Leverage our strong geophysical, technical and field operating management with third-party outsourcing to help align our interests with those of our underwriting customers. We believe this strategy has enabled us to become a leading provider in certain key U.S. basins where local expertise is important. We believe we have developed expertise in certain areas of Southern Louisiana, Texas, the Gulf Coast, Alberta and Northeast British Columbia, and that there are opportunities to continue library expansion in these areas and to repeat this approach in the U.S. Rocky Mountain region, Northern Louisiana and certain selected areas of the market outside North America; and

•

Increase our focus on creating value-added products from the data in our library, primarily by applying complex imaging technology, such as complex depth imaging. These value-added products enhance the useful information that can be extracted from a given data set.

Our Corporate Structure and History

Seitel Acquisition Corp., a Delaware corporation, and Seitel Holdings, Inc., a Delaware corporation, were both formed by ValueAct Capital solely for the purpose of engaging in the Acquisition and the related transactions. Parent was initially formed as a limited liability company, Seitel Holdings, LLC, but was converted to a Delaware corporation concurrently with the consummation of the Acquisition. In connection with the Acquisition, Acquisition Corp. was merged with and into our company, with our company continuing as the surviving company and a wholly-owned subsidiary of Parent.

Seitel, Inc., a Delaware corporation, was incorporated in the State of Delaware in 1982. Our principal office is located at 10811 S. Westview Circle Drive, Building C, Suite 100, Houston, Texas, 77043. Our telephone number at that address is (713) 881-8900 and our website address is http://www.seitel-inc.com. Information on our website is not part of this prospectus.

The following chart summarizes our current corporate structure.

*See “Security Ownership of Certain Beneficial Owners and Management.”

Equity Sponsor

ValueAct Capital Master Fund, L.P. and its affiliated funds, which we refer to collectively in this prospectus as ValueAct Capital, is a British Virgin Islands limited partnership whose general partner is VA Partners, LLC, a Delaware limited liability company. The managing members of VA Partners, LLC are Peter H. Kamin, Jeffrey W. Ubben and George F. Hamel, Jr. ValueAct Capital manages approximately $6 billion in investments and seeks to make active strategic-block value investments in a limited number of companies. ValueAct Capital concentrates primarily on acquiring significant ownership stakes in publicly traded companies, along with a select number of control investments through open-market purchases and negotiated transactions. ValueAct Capital initially invested in our company in 2004, increased its ownership various times during the period after its initial investment and immediately prior to the Acquisition owned 38.7% of the outstanding common stock of the Company on a fully diluted basis. ValueAct Capital currently owns approximately 99.5% of the equity interests of Parent.

The Transactions

On October 31, 2006, we entered into the merger agreement with Acquisition Corp. and Parent, pursuant to which Acquisition Corp. merged with and into our company on February 14, 2007, with our company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. In connection with the Acquisition, on January 17, 2007, Acquisition Corp. commenced a tender offer and consent solicitation for any and all of our $189.0 million aggregate principal amount of our 11.75% Senior Notes due 2001, or the 11.75% Notes, and solicited consents to certain amendments to the 11.75% Notes and the related indenture to remove most of the restrictive covenants. The proceeds of the offering of the old notes were used, in part, to repurchase the 11.75% Notes from holders that agreed to tender their 11.75% Notes prior to the closing of the offering of the old notes. In connection with the tender offer, we repurchased $187.0 million principal amount of the 11.75% Notes validly tendered. On February 14, 2007, we announced that approximately 98.94% of the aggregate principal amount of the 11.75% Notes were tendered prior to the expiration of the consent solicitation period on February 13, 2007. We received the requisite consents from the holders of the 11.75% Notes with respect to the consent solicitation and executed a supplemental indenture that eliminated substantially all of the restrictive covenants and certain default provisions in the indenture governing the 11.75% Notes. The supplemental indenture became operative upon our acceptance for payment of a majority in principal amount of the outstanding 11.75% Notes tendered.

In connection with the offering of the old notes, we also entered into an agreement with Wells Fargo Foothill, Inc., or WFF, to amend and restate our then existing U.S. revolving credit facility, which we refer to as our new revolving credit facility. The new revolving credit facility provides for borrowings of up to $25.0 million, subject to an availability formula. See “Description of Other Indebtedness—New Revolving Credit Facility.” At March 31, 2007, there was no outstanding balance under our new revolving credit facility and there was $25.0 million of availability.

We refer to the merger, the tender offer and consent solicitation, the offering of the notes, and the refinancing of old revolving credit facility with a new revolving credit facility collectively as the Transactions.

The Exchange Offer

Securities Offered

$400.0 million aggregate principal amount of 9 3/4% senior subordinated notes due 2014. The terms of the new notes and old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

The Exchange Offer

We are offering the new notes to you in exchange for a like principal amount of old notes. Old notes may be exchanged only in integral multiples of $1,000. We intend by the issuance of the new notes to satisfy our obligations contained in the registration rights agreement. See “The Exchange Offer—Purpose of the Exchange Offer.”

Expiration Date	The exchange offer will expire at 5:00 p.m. New York City time, on , 2007, unless we extend the exchange offer.

Conditions to the Exchange Offer

Our obligation to accept for exchange, or to issue new notes in exchange for, any old notes is subject to customary conditions relating to compliance with any applicable law or any applicable interpretation by the staff of the Securities and Exchange Commission, the receipt of any applicable governmental approvals and the absence of any actions or proceedings of any governmental agency or court which could materially impair our ability to consummate the exchange offer. We currently expect that each of the conditions will be satisfied and that no waivers will be necessary. See “The Exchange Offer—Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes

If you wish to accept the exchange offer and tender your old notes, you must complete, sign and date the Letter of Transmittal, or a facsimile of the Letter of Transmittal, in accordance with its instructions and the instructions in this prospectus, and mail or otherwise deliver such Letter of Transmittal, or the facsimile, together with the old notes and any other required documentation, to the exchange agent at the address set forth herein. See “The Exchange Offer—Procedures for Tendering Old Notes.”

Withdrawal Rights	You may withdraw your tender of old notes at any time prior to the expiration date. See “The Exchange Offer—Withdrawal of Tenders.”

Certain Federal Income Tax Considerations	The exchange of notes pursuant to the exchange offer should not be a taxable event for United States federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Exchange Agent	LaSalle Bank National Association is serving as the exchange agent in connection with exchange offer.

Consequences of Exchanging Old Notes Pursuant to the Exchange Offer

Based on interpretive letters issued by the staff on the Securities and Exchange Commission to third parties in unrelated transactions, we are of the view that holders of old notes (other than any holder who is an “affiliate” of our company within the meaning of Rule 405 under the Securities Act) who exchange their old notes for new notes pursuant to the exchange offer generally may offer such new notes for resale, resell such new notes and otherwise transfer such new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided:

•	the new notes are acquired in the ordinary course of the holders’ business;

•	the holders have no arrangement with any person to participate in a distribution of such new notes; and

•	neither the holder nor any other person is engaging in or intends to engage in a distribution of the new notes.

Each broker-dealer that receives new notes for its own account in exchange for old notes must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.” In addition, the securities laws of some jurisdictions may prohibit the offer or sale of the new notes unless they have been registered or qualified for sale in such jurisdiction or in compliance with an available exemption from registration or qualification. We have agreed, pursuant to the registration rights agreement, to register or qualify the new notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the notes reasonably requests in writing. If a holder of old notes does not exchange such old notes for new notes pursuant to the exchange offer, such old notes will continue to be subject to the restrictions on transfer contained in the legend printed on the old notes. In general, the old notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from the Securities Act and applicable state securities laws. Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer. See “The Exchange Offer—Consequences of Failure to Exchange; Resales of New Notes.”

The old notes are currently eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) market. Prior to the consummation of the exchange offer, the old notes may continue to be traded in the PORTAL market. Following expiration of the exchange offer, the new notes will not be eligible for PORTAL trading.

The New Notes

The terms of the new notes and the old notes are identical in all material respects, except for certain transfer restrictions and registration rights relating to the old notes.

Issuer	Seitel, Inc., a Delaware corporation.

Notes Offered	$400,000,000 aggregate principal amount of 9 3/4% senior notes due 2014.

Maturity Date	The new notes will mature on February 15, 2014.

Interest	The new notes will bear interest at 9 3/4% per annum, payable semi-annually in arrears.

Interest Payment Dates	Interest on the new notes will be paid semi-annually in arrears each February 15 and August 15, beginning on August 15, 2007. Interest on the new notes will accrue from the date of issuance.

Optional Redemption	We may redeem some or all of the new notes beginning on February 15, 2011 at the redemption prices listed under “Description of the New Notes—Optional Redemption.”

We may also redeem some or all of the new notes at any time prior to February 15, 2011, at a redemption price equal to 100% of the principal amount of the new notes to be redeemed, plus the “Applicable Premium” defined under “Description of the New Notes—Certain Definitions,” as of and accrued interest to, the redemption date.

In addition, we may also redeem up to 35% of the new notes at any time prior to February 15, 2010 using the proceeds of one or more equity offerings at a redemption price of 109.75% of the principal amount of the new notes, plus accrued and unpaid interest to the redemption date only if, after any such redemption, at least 65% of the aggregate principal amount of new notes issued on the closing date remain outstanding. See “Description of the New Notes—Optional Redemption.”

Change of Control

Upon a change of control, as defined under the section entitled “Description of the New Notes—Certain Definitions.” We will be required to make an offer to purchase the new notes then outstanding at a purchase price equal to 101% of their principal amounts, plus accrued interest to the date of repurchase. We may not have sufficient funds available at the time of a change of control to repurchase the new notes.

Guarantees	The new notes will be guaranteed on a senior basis, jointly and severally, by all of our existing and future domestic restricted subsidiaries.

Ranking	The new notes will be our unsecured senior obligations. Accordingly, the new notes will:

•	rank equally in right of payment with all of our existing and future unsubordinated and unsecured indebtedness;

•	be senior in right of payment to future subordinated indebtedness, if any;

•	be effectively subordinated to all existing and future indebtedness of our subsidiaries that are not guarantors;

•	be effectively subordinated to all our secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	be unconditionally guaranteed on a senior unsecured basis, jointly and severally, by the guarantors.

Similarly, the guarantees will be unsecured senior obligations of the guarantors and, accordingly, will:

•	rank equally in right of payment with all existing and future unsubordinated and unsecured indebtedness of the guarantors;

•	be senior in right of payment to any future subordinated indebtedness; and

•	be effectively subordinated to all secured indebtedness of the guarantors to the extent of the value of the assets securing such indebtedness.

Certain Covenants	The terms of the new notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness and issue preferred stock;

•	pay dividends and make distributions in respect of capital stock;

•	place limitations on distributions from restricted subsidiaries;

•	issue or sell capital stock of restricted subsidiaries;

•	guarantee indebtedness;

•	sell or exchange assets;

•	enter into transactions with affiliates;

•	create liens;

•	engage in unrelated businesses; and

•	consolidate, merge or transfer all or substantially all of our assets and the assets of our subsidiaries on a consolidated basis.

These covenants are subject to a number of important qualifications and exceptions. For a more detailed discussion of the new notes, see “Description of the New Notes.”

For a discussion of certain risks that should be considered in connection with an investment in the new notes, see “Risk Factors” beginning on page 19.

SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL DATA

The following tables set forth our summary historical and pro forma consolidated financial data for the periods ended and the dates indicated. Our summary historical and pro forma consolidated financial data for the years ended December 31, 2004, 2005 and 2006 have been derived from consolidated financial statements that have been audited by BKD, LLP, independent public registered accounting firm. Certain amounts recorded in previous periods have been reclassified to conform to the current presentation. Our summary historical and pro forma consolidated financial data as of March 31, 2007 and for the three months ended March 31, 2006 and 2007 have been derived from unaudited consolidated financial statements. We completed the Transactions on February 14, 2007. The financial information for the three months ended March 31, 2007 is presented on a combined basis. Our combined results for the three months ended March 31, 2007 represent the addition of the period prior to the Transactions (from January 1, 2007 through February 13, 2007, “Predecessor” or “Predecessor Period”) and the period after the Transactions (from February 14, 2007 through March 31, 2007, “Successor” or “Successor Period”). This combination does not comply with U.S. GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results. The unaudited pro forma consolidated financial data give effect to the Transactions and assumptions described in “Unaudited Pro Forma Condensed Consolidated Financial Information” and the accompanying notes as if each had occurred on January 1, 2006. The summary historical and unaudited pro forma consolidated financial data set forth below are not necessarily indicative of the results of future operations and should be read in conjunction with the discussion under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial Data” and “Unaudited Pro Forma Condensed Consolidated Financial Information” and the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Predecessor	Combined(1)	Successor
For the year ended December 31,	For the three months ended March 31,
2004	2005	2006	2006 Pro Forma	2006	2007	2007 Pro Forma
(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(Amounts in thousands, except ratios)
Statement of Operations Data:
Revenues	$137,675	$149,178	$191,919	$165,193	$44,698	$36,308	$39,450
Expenses and costs:
Depreciation and amortization	168,201	98,373	88,662	163,548	23,778	33,718	43,079
Gain on sale of seismic data	—	—	(231)	(231)	(257)	—	—
Cost of sales	332	185	234	234	108	17	17
Selling, general and administrative	30,160	34,910	35,930	35,387	9,030	8,011	8,115
Merger	—	—	1,449	—	—	17,902	—

198,693	133,468	126,044	198,938	32,659	59,648	51,211

Income (loss) from operations	(61,018)	15,710	65,875	(33,745)	12,039	(23,340)	(11,761)
Interest expense, net	(24,436)	(23,224)	(19,520)	(36,341)	(4,908)	(11,469)	(13,690)
Foreign currency exchange gains (losses)	2,372	963	259	259	(161)	77	77
Reorganization items(2)	(12,498)	—	—	—	—	—	—
Other income	—	—	—	—	—	12	12
Gain (loss) on sale of marketable securities	—	(11)	27	27	—	—	—

Income (loss) from continuing operations before income taxes	(95,580)	(6,562)	46,641	(69,800)	6,970	(34,720)	(25,362)
Provision (benefit) for income taxes	(3,338)	(4,776)	(715)	(41,469)	184	(3,545)	(270)

Income (loss) from continuing operations	(92,242)	(1,786)	47,356	(28,331)	6,786	(31,175)	(25,092)
Income (loss) from discontinued operations, net of tax	144	47	(142)	(142)	13	—	—

Net income (loss)(3)	$(92,098)	$(1,739)	$47,214	$(28,473)	$6,799	$(31,175)	$(25,092)

Other Data:
EBITDA(4)	$97,057	$115,035	$154,823	$130,089	$35,656	$10,467	$31,407
Adjusted EBITDA(4)	$56,111	$74,262	$100,964	$101,507	$27,898	$16,572	$16,468
Capital expenditures	$64,295	$55,237	$98,350	$98,350	$18,626	$21,921	$21,921
Net cash capital expenditures(5)	$18,288	$22,794	$39,527	$39,527	$7,758	$8,007	$8,007
Ratio of pro forma total debt to Adjusted EBITDA(4)(8)	4.0	x
Pro forma interest expense, net(6)(7)	$36,341	$13,690
Ratio of Adjusted EBITDA to pro forma interest expense, net(4)(6)(7)	2.8	x	1.2	x

Statement of Cash Flows Data:
Net cash provided by operating activities	$58,312	$91,984	$108,507	$14,013	$1,065
Net cash used in investing activities	(49,763)	(49,623)	(77,674)	(11,360)	(16,178)
Net cash used in financing activities	(9,111)	(6,940)	(1,226)	(264)	(82,852)

Successor
As of March 31, 2007
(Unaudited) (Amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$10,207
Seismic data library, net	387,999
Goodwill and other intangible assets	246,042
Total assets	719,317
Total debt(8)	406,103
Stockholder’s equity	244,443

(1)	Our combined results for the three months ended March 31, 2007 represent the addition of the Predecessor Period from January 1, 2007 through February 13, 2007 and the Successor Period from February 14, 2007 to March 31, 2007. This combination does not comply with U.S. GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

(2)	Reorganization items represent expenses associated with our reorganization incurred during the time we were in bankruptcy from July 2003 to July 2004.

(3)	In the third quarter of 2004, we reevaluated our estimate of the useful life of our seismic data library and reduced the estimated useful life of all of our seismic data to four years. The effect of this change on reported results was a reduction in net income of $70.6 million for the year ended December 31, 2004.

(4)	EBITDA is defined as income (loss) from continuing operations before income tax expense (benefit), interest expense, net, and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted for the effects of (i) certain revenue items including acquisition revenue, revenue from non-monetary exchanges, deferral of revenue, recognition of revenue previously deferred (or data selection revenue) and non-cash Solutions revenue; (ii) gains or losses on the sale of seismic data; (iii) foreign currency exchange gains and losses; (iv) reorganization items; (v) other income; (vi) gains or losses on the sale of marketable securities; (vii) non-cash operating expenses consisting of amortization of expense associated with restricted stock awards and option grants and non-cash rent expense; and (viii) certain costs and expenses that we expect will not occur in the future as a result of Seitel no longer being a public company, as well as certain fees and expenses incurred in connection with the Transactions, our past restructuring efforts, certain litigation and legal and financial consultation in connection with evaluating strategic alternatives for Seitel.

EBITDA and Adjusted EBITDA are non-GAAP financial measures which should not be construed as alternatives to net income (loss) (as determined in accordance with GAAP) as an indication of our operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. We believe that, in addition to net income (loss) and cash flows from operating activities, EBITDA and Adjusted EBITDA are useful financial performance measurements for assessing operating performance since they provide an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. We believe that Adjusted EBITDA is a useful measure in evaluating our performance because of our revenue recognition policies. We believe that Adjusted EBITDA is a useful financial performance measure to determine the level of cash from operations we have available for debt service and to fund capital expenditures, net of the portion funded or underwritten by our customers. Each of EBITDA and Adjusted EBITDA has its limitations as an analytical tool, and you should not consider them in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA and Adjusted EBITDA are:

•	EBITDA and Adjusted EBITDA do not reflect our cash used for capital expenditures;

•

Although depreciation and amortization are non-cash charges, the asset being depreciated or amortized may have to be replaced and EBITDA and Adjusted EBITDA do not reflect the cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital requirements; and

•	EBITDA and Adjusted EBITDA do not reflect the cash necessary to make payments of interest or principal on our indebtedness.

The following table presents a reconciliation of income (loss) from continuing operations to EBITDA and Adjusted EBITDA for the periods presented:

	For the year ended December 31,			For the three months ended March 31,		Pro Forma year ended December 31, 2006	Pro Forma three months ended March 31, 2007
	2004	2005	2006	2006	2007
					(Combined)
Income (loss) from continuing operations	$(92,242)	$(1,786)	$47,356	$6,786	$(31,175)	$(28,331)	$(25,092)
Income tax expense (benefit)	(3,338)	(4,776)	(715)	184	(3,545)	(41,469)	(270)
Interest expense, net	24,436	23,224	19,520	4,908	11,469	36,341	13,690
Depreciation and amortization	168,201	98,373	88,662	23,778	33,718	163,548	43,079

EBITDA	97,057	115,035	154,823	35,656	10,467	130,089	31,407

Acquisition Revenue(a)	(37,245)	(23,809)	(46,821)	(10,644)	(12,385)	(46,821)	(12,385)
Non-cash resales:
Non-monetary exchanges(b)	(12,304)	(9,383)	(5,838)	(2,037)	(1,555)	(5,838)	(1,555)
Revenue deferred(c)	44,182	46,889	48,471	14,883	10,377	48,471	10,377
Recognition of revenue previously deferred(d)	(47,131)	(60,164)	(55,344)	(11,004)	(9,861)	(28,651)	(13,009)
Non-cash Solutions and other revenue	—	—	(33)	—	(6)	—	—
Gain on sale of seismic data	—	—	(231)	(257)	—	(231)	—
Foreign currency exchange gains (losses)	(2,372)	(963)	(259)	161	(77)	(259)	(77)
Reorganization items	12,498	—	—	—	—	—	—
Other income	—	—	—	—	(12)	—	(12)
Gain (loss) on sale of marketable securities	—	11	(27)	—	—	(27)	—
Non-cash operating expenses(e)	22	4,652	2,734	604	1,621	2,734	1,621
Restructuring expenses(f)	—	167	88	27	24	88	24
Public company expenses(g)	895	885	1,042	313	60	1,042	60
Legal, financial and other consulting expenses(h)	509	942	2,359	196	17,919	910	17

Adjusted EBITDA	$56,111	$74,262	$100,964	$27,898	$16,572	$101,507	$16,468

(a)	Acquisition revenue represents the portion of costs funded or underwritten by our clients for newly created seismic data surveys.

(b)	Non-monetary exchanges represent a license to selected data from our library in exchange for ownership of a customer’s seismic data or use of certain services such as data processing.

(c)	Revenue deferred represents the deferral of the recognition of revenue on cash resales or non-monetary exchanges for which the client has not specifically identified or selected the data to be licensed under the agreement or the data is not yet available.

(d)	Recognition of revenue previously deferred represents the recognition of revenue on cash resales or non-monetary exchanges when the client specifically identifies or selects the data to be licensed under the agreement.

(e)	Non-cash operating expenses consist of amortization of expense associated with restricted stock awards and option grants and non-cash rent expense.

(f)	Restructuring expenses include legal fees and other costs associated with the four bankruptcy cases that remained open after our emergence from bankruptcy in July 2004 pending resolution of certain litigation.

(g)	Public company expenses include costs related to being a public company that we expect will no longer be incurred upon consummation of the Acquisition. Such costs include outside directors fees, investor relations costs, stock transfer agent fees and certain audit fees. As a result of our agreement to exchange the notes in an exchange offer registered with the SEC, we expect to incur expenses related to the registration of such notes and certain expenses related to our being subject to ongoing SEC reporting obligations, including audit fees, fees and expenses relating to internal controls and certain investor relations expenses. See “Exchange Offer; Registration Rights.”

(h)	Legal, financial and other consulting expenses include costs incurred in connection with litigation related to the restatement of our financial statements that occurred in 2002, litigation with former executives and legal, financial and other consulting expenses related to evaluating strategic alternatives for Seitel and expenses incurred in connection with the Transactions.

Because EBITDA and Adjusted EBITDA are not calculated in the same manner by all companies, they are not necessarily comparable to other similarly titled measures used by other companies. Our presentation of EBITDA and Adjusted EBITDA may not comply with SEC guidelines relating to non-GAAP financial measures. See “SEC Review.”

(5)	Net cash capital expenditures are defined as total capital expenditures less cash underwriting revenue and non-cash additions to the seismic data library and reflect the amount of capital expenditures funded from Seitel’s cash flow from operations. The following table presents a reconciliation of total capital expenditures to net cash capital expenditures for the periods presented:

	Predecessor				Combined
	For the year ended December 31,			For the three months ended March 31,
	2004	2005	2006	2006	2007
Capital Expenditures
Seismic
New data acquisition	$50,679	$32,974	$63,704	$14,842	$16,714
Cash purchases and other	1,834	10,220	16,913	1,459	3,566
Non-cash additions	10,670	11,058	16,496	2,059	1,555
Other property and equipment	1,112	985	1,237	266	86

Total Capital Expenditures	64,295	55,237	98,350	18,626	21,921

Less:
Cash Underwriting	(35,337)	(21,385)	(42,327)	(8,809)	(12,359)
Non-cash additions	(10,670)	(11,058)	(16,496)	(2,059)	(1,555)

Net Cash Capital Expenditures	$18,288	$22,794	$39,527	$7,758	$8,007

Net cash capital expenditures is a non-GAAP financial measure which should not be construed as an alternative to capital expenditures (as determined in accordance with GAAP). We believe that, in addition to capital expenditures, net cash capital expenditures is a useful financial measurement for assessing our actual cash expenditures in connection with capital investments. Net cash capital expenditures has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our capital expenditures as reported under GAAP.

(6)	Pro forma interest expense, net, gives effect to the Transactions.

(7)	Interest expense, net, is compromised of cash interest (interest recorded on debt and other obligations requiring periodical cash payments) and amortization of deferred financing fees, net of interest income.

(8)	Total debt includes capital lease obligations.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding whether to exchange your old notes for new notes in the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.

Risks Related to Our Business

Our industry is cyclical and our business could be adversely affected by the level of capital expenditures by oil and gas companies and by the level and volatility of oil and natural gas prices.

Our industry and the oil and gas industry are subject to cyclical fluctuations. Demand for our services depends upon spending levels by oil and gas companies for exploration, development and management of oil and natural gas reserves. Capital expenditures by oil and gas companies for these activities depend upon several factors, including actual and forecasted prices of oil and natural gas and those companies’ short-term and strategic plans. Oil and natural gas prices in turn depend on local, regional and global events or conditions that affect supply and demand for the relevant commodity. These events or conditions are generally not predictable and include, among other things:

•	levels of demand for, and production of, oil and natural gas;

•	worldwide political, military and economic conditions;

•	weather, including seasonal patterns that affect regional energy demand as well as severe weather events that can disrupt supply;

•	the level of oil and natural gas reserves; and

•	government policies regarding exploration for and production and development of adherence by companies to OPEC quotas.

Oil and natural gas prices are subject to significant volatility and there can be no assurance that oil and natural gas prices and demand will not decline in the future. Low oil and natural gas prices and demand could result in decreased exploration and development spending by oil and gas companies, which could affect our seismic data business. Our customers may adjust their exploration and development spending levels very quickly in response to any material change in oil and natural gas prices. Any future decline in oil and natural gas prices, sustained downturn in the oil and gas or seismic data industries, or sustained periods of reduced capital expenditures by oil and gas companies could have a material adverse effect on our results of operations and cash flow.

A downturn in the availability of capital to our customers could have a negative impact on their ability to license our seismic data.

Many of our customers are independent oil and gas companies and private prospect-generating companies that rely primarily on bank or commercial debt financing or private investments to fund their exploration, production, development and field management activities. A significant downturn in the availability or increase in the cost of these types of capital could have a material adverse impact on the ability of such companies to obtain funding necessary to purchase our seismic data which, in turn, could have a material adverse effect on our results of operations and cash flow.

We are dependent on the availability of internally generated cash flow and financing alternatives to cover the costs of acquiring and processing seismic data for our data library that are not underwritten by our customers.

We continue to invest additional capital in acquiring and processing new seismic data to add to our data library and we expect these investments to increase if our business grows. A significant portion of these costs are underwritten by our customers, while the remainder is financed through the use of internally generated cash flow and other financing sources. Such financing may consist of bank or commercial debt, the issuance of equity or debt securities or any combination thereof. There can be no assurance that we will have available internally generated funds or will be successful in obtaining sufficient capital through additional financing or other transactions, if and when required on terms acceptable to us, to continue to invest in acquiring new seismic data. Any substantial alteration of or increase in our capitalization through the issuance of debt securities may significantly increase our leverage and decrease our financial flexibility. If we are unable to obtain financing if and when needed, we may be forced to curtail our business objectives, and to finance business activities with only internally generated funds as may then be available.

Because our business is concentrated in the U.S. Gulf Coast and Canada, it could be adversely affected by developments in the oil and gas industry that affect these areas.

While we have seismic surveys in other areas, most of the seismic data in our library covers areas along the U.S. Gulf Coast, offshore in the U.S. Gulf of Mexico and in Canada. Because of this geographic concentration, our results of operations and our cash flow could be materially and adversely affected by economic events relating primarily to one of these regions even if conditions in the oil and gas industry worldwide were favorable.

Competition for the acquisition of new seismic data is intense.

There are a number of geophysical companies that create, market and license seismic data and maintain their own seismic databases. Competition for acquisition of new seismic data among geophysical service providers historically has been, and will continue to be, intense. Certain competitors have significantly greater financial and other resources than we do. These larger and better-financed operators could enjoy an advantage over us in a competitive environment for new data.

Our operating results and cash flows are subject to fluctuations due to circumstances that are beyond our control.

Our operating results and cash flows from operations have in the past, and may in the future, vary in material respects from period to period. Factors that have and could cause variations include (1) timing of the receipt and commencement of contracts for data acquisition, (2) our customers’ budgetary cycles and their effect on the demand for geophysical activities, (3) seasonal factors, (4) the timing of sales of licenses and selections of significant geophysical data from our data library, which are not typically made in a linear or consistent pattern and (5) technological or regulatory changes. These revenue fluctuations could produce unexpected adverse operating results in any period.

Weak demand could impair the value of our data library.

Reduced actual or estimated future sales or cash flows may result in a requirement to increase amortization rates or record impairment charges to reduce the carrying value of our data library. Such increases or charges, if required, could be material to operating results in the periods in which they are recorded. For purposes of evaluating potential impairment losses, we estimate the future cash flows attributable to a library component by evaluating historical and recent revenue trends, oil and gas prospectivity in particular regions, general economic conditions affecting our customer base, expected changes in technology and other factors that we deem relevant. The estimation of future cash flows is highly subjective, inherently imprecise and could change materially from period to period based on the factors described in the immediately preceding sentence, among others.

Accordingly, if conditions change in the future, we may record impairment losses relative to our seismic data library, which could be material to our results of operations in any particular reporting period.

Our Canadian operations subject us to currency translation risk, which could cause our results to fluctuate significantly from period to period.

A portion of our revenues are derived from our Canadian activities and operations. As a result, we translate the results of our operations and financial condition of our Canadian operations into U.S. dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the relationship of the Canadian dollar strengthens against the U.S. dollar, our revenue denominated in Canadian dollars is favorably affected and conversely our expenses denominated in Canadian dollars are unfavorably affected. Assets and liabilities of Canadian operations have been translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet date, and revenue and expenses of Canadian operations have been translated from Canadian dollars into U.S. dollars at exchange rates as of the dates on which they are recognized. Translation adjustments related to assets and liabilities are included in other accumulated other comprehensive income (loss) in stockholder’s equity. Realized gains and losses on translation of the Canadian operations into U.S. dollars are included in net income (loss). Currently, we do not hedge our exposure to changes in foreign exchange rates.

We may be unable to attract and retain key employees.

Our success depends upon attracting and retaining highly skilled geophysical professionals and other technical personnel. A failure to continue to attract and retain such individuals could adversely affect our ability to compete in the geophysical services industry. We may confront significant and potentially adverse competition for key personnel, particularly during periods of increased demand for geophysical services.

Our success also depends to a significant extent upon the abilities and efforts of members of our senior management, the loss of whom could adversely affect our business. Only our President and Chief Executive Officer, our Chief Operating Officer and our Chief Financial Officer have employment agreements with us. We cannot be certain that our senior executives will continue to be employed by us for an indefinite period of time and, if they do, how long they will remain so employed. Our inability to attract and retain key personnel could have a material adverse effect on our ability to manage our business properly.

Terrorist attacks or sustained military campaigns may adversely impact our business.

The terrorist attacks that took place in the United States on September 11, 2001, and subsequent events have created many economic and political uncertainties, some of which may materially adversely affect our business. The continued threat of terrorism and the impact of military and other actions will likely lead to continued volatility in prices for oil and natural gas and could affect demand for our services by oil and gas companies, on which we are dependent. Instability in the financial markets as a result of terrorism or war could also materially and adversely affect our ability to raise capital. The continuation of these developments may subject our operations to increased risks, and, depending on their ultimate magnitude, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Failure to comply with the SEC’s final judgment of permanent injunction entered on consent against us could adversely affect our business, and could subject us to further SEC investigations, enforcement action, criminal prosecution and significant penalties.

We were the subject of a formal investigation by the SEC’s Division of Enforcement. We cooperated fully with the SEC during the course of its investigation, and reached a consensual resolution of the SEC’s civil complaint resulting in its consent to a final judgment of permanent injunction, referred to as the SEC Injunction, being entered on June 16, 2003 in the United States District Court for the Southern District of Texas,

Houston Division. The agreement for the entry of the SEC Injunction was without admitting or denying the allegations in the SEC’s complaint, which had alleged violations of the reporting, books and records, internal controls and proxy statement provisions of the Exchange Act and rules and regulations adopted under the Exchange Act. Our chief executive officer and chief financial officer at the time of the events giving rise to the SEC’s complaint have been replaced.

The SEC Injunction, by its terms, permanently restrains and enjoins us from, among other things, (1) filing with the SEC any annual report under the Exchange Act that contains any untrue statement of a material fact, which omits to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading, or that omits to disclose any information required to be disclosed, (2) failing to make and keep accurate books, records and accounts, (3) failing to devise and maintain an adequate system of internal accounting controls and procedures, and (4) soliciting any proxy or consent or authorization in respect of any security registered under Section 12 of the Exchange Act in contravention of the SEC’s proxy rules, or making any solicitation by means of any proxy statement, form of proxy, notice of meeting or other communication subject to the SEC’s proxy rules which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading.

Our failure to comply with any of the provisions of the SEC Injunction could adversely affect us.

Limitations on our ability to utilize net operating losses and other tax benefits may result in future net operating income being taxable income.

Companies which have had a change in ownership as defined by the Internal Revenue Code are subject to limitations on certain tax attributes. At February 14, 2007, we had a change in ownership. Therefore, the use of our net operating losses and certain other tax attributes may be subject to certain limitations following the Acquisition. However, any limitations resulting from the application of these rules are not expected to have a significant effect on us.

Our internal controls for financial reporting and our disclosure controls and procedures may not prevent all possible errors that could occur. Internal controls for financial reporting and disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objective will be met.

Each quarter, our Chief Executive Officer and Chief Financial Officer evaluate our internal controls for financial reporting and our disclosure controls and procedures, which includes a review of the objectives, design, implementation and effect of the controls in respect of the information generated for use in our periodic reports. In the course of our controls evaluation, we seek to identify data errors, control problems and to confirm that appropriate corrective action, including process improvements, were being undertaken. The overall goals of these various evaluation activities are to monitor our internal controls for financial reporting and our disclosure controls and procedures and to make modifications as necessary. Our intent in this regard is that our internal controls for financial reporting and our disclosure controls and procedures will be maintained as dynamic systems that change (including with improvements and corrections) as conditions warrant.

A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be satisfied. Our management has concluded that our internal controls for financial reporting and our disclosure controls and procedures are designed to give a reasonable assurance that they are effective to achieve their objectives. We cannot provide absolute assurance that all possible future control issues within our company have been detected. These inherent limitations include the possibility that judgments in our decision-making could be faulty, and that isolated breakdowns could occur because of simple human error or mistake. The design of our system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed absolutely in achieving our stated goals under all potential future or unforeseeable conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud could occur and not be detected. Breakdowns in our internal controls and procedures could occur in the future, and any such breakdowns could have an adverse effect on us.

Our business could be adversely affected by future decreases in availability of third-party contractors, increases in cost of third-party contractors and the failure of our customers to fulfill their obligations to reimburse us for the underwritten portion of third-party contractor costs.

We do not own seismic acquisition equipment or employ seismic acquisition crews and we therefore outsource the substantial majority of the work required to complete our data acquisition projects to third-party contractors. Our payments to these third-party contractors comprise the substantial majority of the total estimated costs of such projects and are typically paid throughout the data creation period. Any future increase in the demand for these contractors or any future decrease in the supply of these contractors could increase the costs and reduce the availability of such contractors and adversely affect our business. In the past, we have been largely successful in mitigating against such risks by obtaining commitments from our third-party contractors for our data acquisition projects well in advance of their commencement to ensure the availability of such third-party contractors. In addition, we generally lock in the total costs before our projects begin, to mitigate against cost increases. We cannot guarantee, however that we will continue to be able to successfully mitigate against such risks in the future. Any substantial and sustained increase in such costs that we are unable to mitigate against could have a material adverse effect on our results of operations and cash flow. A substantial portion of our seismic acquisition project costs, including third-party project costs, are underwritten by our customers. We target an average of 70% underwriting levels for new seismic acquisition projects. On occasion, when our underwriting customer owns other attractive seismic data that we want to obtain, Seitel may decide to take ownership in this data to cover part of the customer’s underwriting obligation. In the event that underwriters for such projects fail to fulfill their obligations with respect to such underwriting commitments, we would continue to be obligated to satisfy our payment obligations to such third-party contractors.

Technological changes not available to us could adversely affect our business.

New data acquisition or processing technologies may be developed. We cannot assure you that new and enhanced products and services introduced by one of our competitors will not gain market acceptance, will be available to us or will not adversely affect us.

Certain lawsuits, including a class action lawsuit related to the Transactions, may adversely affect our liquidity or financial condition.

On November 6, 2006, a purported class action complaint was filed in the District Court of Harris County, Texas, 189th Judicial District by Todd Augenbaum, an alleged stockholder of Seitel. The plaintiff filed an amended complaint on January 22, 2007. The amended complaint names as defendants Seitel and each member of our board of directors as well as ValueAct Capital, Parent and Acquisition Corp. The amended complaint is a purported class action that alleges, among other things, that (i) the defendants have breached fiduciary duties they purportedly owed to Seitel’s stockholders in connection with Seitel entering into the Merger Agreement or aided and abetted in the breach thereof, (ii) the defendants have breached their duty of candor to Seitel’s stockholders by failing to disclose material information, or aided and abetted in the breach thereof, and (iii) the Acquisition consideration is unfair and inadequate. The plaintiff seeks, among other things, certification of a class, an injunction against the consummation of the Acquisition, and the costs and disbursements of the action. On February 1, 2007, the court denied the plaintiffs motion for a temporary restraining order and/or preliminary injunction of the stockholder vote, scheduled for February 9, 2007. On February 9, 2007, the shareholders approved the transaction and the Acquisition has been completed. Although Plaintiff has not dismissed the amended complaint, Plaintiff also has not taken any further steps since February 2007 to pursue this action.

Although management of each of Seitel, ValueAct Capital, Parent and Acquisition Corp. believes that this lawsuit and any related claims are without merit and will not have a material adverse effect on any of such companies’ liquidity or financial condition, litigation is inherently uncertain, and we therefore cannot guarantee that such litigation will not adversely affect our liquidity or financial condition.

We are also subject to other litigation in our ordinary course of business. Although there is no such litigation that is material to us at this time, there can be no guarantee that we will not face such litigation in the future and that any such litigation would not adversely affect our liquidity or financial condition.

Risks Related to Our Structure

We are controlled by ValueAct Capital, whose interests may not be aligned with yours.

We are controlled by an investor group led by ValueAct Capital. Our equity investors control the election of our directors and thereby have the power to control our affairs and policies, including the appointment of management, the issuance of additional stock, stock repurchase programs and the declaration and payment of dividends. In addition, our equity investors must consent to the entering into of mergers, sales of substantially all our assets and certain other transactions.

Circumstances may occur in which the interests of our equity investors could be in conflict with your interests. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, our equity investors might pursue strategies that favor equity investors over debt investors. ValueAct Capital may also have an interest in pursuing acquisitions, divestitures, financing or other transactions that, in its judgment, could enhance its equity investments, even though such transaction might involve risk to you as a holder of notes. Additionally, ValueAct Capital is not prohibited from making investments in any of our competitors.

Risks Related To The Notes

Our substantial leverage and significant debt service obligations could adversely affect our financial condition and our ability to fulfill our obligations, including under the notes, and operate our business.

We are highly leveraged and have significant debt service obligations. Our financial performance could be affected by our substantial leverage. As of March 31, 2007, our total indebtedness was $406.1 million. In addition, as of March 31, 2007, we had borrowing capacity of $25.0 million under our new revolving credit facility and CAD5.0 million under our existing Canadian revolving credit facility. We may also incur additional indebtedness in the future.

Our pro forma interest expense for the year ended December 31, 2006, after giving effect to the Transactions, would have been $41.0 million. Our net cash flow generated from operating activities was $108.5 million for the year ended December 31, 2006.

This high level of indebtedness could have important negative consequences to us and you, including;

•	we may have difficulty satisfying our obligations with respect to the notes;

•	we may have difficulty obtaining financing in the future for working capital, capital expenditures, acquisitions or other purposes;

•

we may need to use all, or a substantial portion, of our available cash flow to pay interest and principal on our debt, which will reduce the amount of money available to finance our operations and other business activities;

•	our vulnerability to general economic downturns and adverse industry conditions could increase;

•	our flexibility in planning for. or reacting to, changes in our business and in our industry in general could be limited;

•	our substantial amount of debt and the amount we must pay to service our debt obligations could place us at a competitive disadvantage compared to our competitors that have less debt;

•	our customers may react adversely to our significant debt level and seek or develop alternative licensors or suppliers;

•

we may have insufficient funds, and our debt level may also restrict us from raising the funds necessary to repurchase all of the notes tendered to us upon the occurrence of a change of control, which would constitute an event of default under the notes; and

•

our failure to comply with the financial and other restrictive covenants in our debt instruments which, among other things, require us to maintain specified financial ratios and limit our ability to incur debt and sell assets, could result in an event of default that, if not cured or waived, could have a material adverse effect on our business or prospects.

Our high level of indebtedness requires that we use a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, which will reduce the availability of cash to fund working capital requirements, capital expenditures, research and development and other general corporate or business activities, including future acquisitions.

In addition, each of our existing Canadian credit facility and our new revolving credit facility bear interest at variable rates. If market interest rates increase, debt service on this debt will rise, which would adversely affect our cash flow. Although we may employ hedging strategies such that a portion of the aggregate principal amount of these credit facilities carries a fixed rate of interest for a period, any hedging arrangement put in place may not offer complete protection from this risk. Additionally, the remaining portion of these credit facilities may not be hedged and, accordingly, the portion that is not hedged will be subject to changes in interest rates.

We may be unable to generate sufficient cash to service all of our indebtedness, including the notes, and meet our other ongoing liquidity needs and may be forced to take other actions to satisfy our obligations under our indebtedness, which may be unsuccessful

Our ability to make scheduled payments or to refinance our debt obligations, including the notes, and to fund our planned capital expenditures and other ongoing liquidity needs depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our revolving credit facilities or otherwise in an amount sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or to fund our other liquidity needs. We may need to refinance all or a portion of our debt, including the notes, on or before maturity. We may be unable to refinance any of our debt, including our revolving credit facilities or the notes, on commercially reasonable terms. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Other Indebtedness.”

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness, including the notes. These alternative measures may be unsuccessful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The new revolving credit facility and the indenture governing the notes restrict our ability to use the proceeds from certain asset sales. We may be unable to consummate asset sales to raise capital or to sell assets at prices that we believe are fair, and proceeds that we do receive may be inadequate to meet any debt service obligations when due. See “Description of Other Indebtedness” and “Description of the New Notes.”

Despite our current leverage, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing the notes do not fully prohibit us or our subsidiaries from doing so. Our new revolving credit facility provides commitments of up to $25.0 million, all of which was available for future borrowings as of March 31, 2007. Our existing Canadian credit facility provides commitments of up to CAD5.0 million, all of which was available for future borrowings as of March 31, 2007. All of those borrowings are secured, and as a result, are effectively senior to the notes and the guarantees of the notes by our subsidiary guarantors. If we incur any additional indebtedness that ranks equally with the notes, the holders of that debt will be entitled to share ratably with the holders of the notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of our company. This may have the effect of reducing the amount of proceeds paid to you. If new debt is added to our current debt levels, the related risks that we and our subsidiaries now face could intensify.

Our new revolving credit facility and the indenture governing the notes contain a number of restrictive covenants which limit our ability to finance future operations or capital needs or engage in other business activities that may be in our interest.

Our new revolving credit facility and the indenture governing the notes impose, and the terms of any future indebtedness may impose, operating and other restrictions on us and our subsidiaries. Such restrictions affect or will affect, and in many respects limit or prohibit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness;

•	create liens;

•	pay dividends and make other distributions in respect of our capital stock;

•	redeem our capital stock;

•	make investments or certain other restricted payments;

•	sell certain kinds of assets;

•	enter into transactions with affiliates; and

•	effect mergers or consolidations.

In addition, our new revolving credit facility includes other more restrictive covenants, including a restriction on capital expenditures, and requires us to achieve certain financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the new revolving credit facility and the indenture could:

•	limit our ability to plan for or react to market or economic conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, acquisitions, investments or strategic alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of these covenants or our inability to comply with the required financial ratios could result in a default under the new revolving credit facility and/or the indenture. If an event of default occurs under the new revolving credit facility, which includes an event of default under the indenture governing the notes; the lenders could elect to:

•	declare all borrowings outstanding, together with accrued and unpaid interest, to be immediately due and payable;

•	require us to apply all of our available cash to repay the borrowings; or

•	deny availability under our new revolving credit facility;

any of which could result in an event of default under the notes. The lenders will also have the right in these circumstances to terminate any commitments they have to provide further financing.

If we were unable to repay or otherwise refinance these borrowings when due, our lenders could sell the collateral securing our new revolving credit facility, which constitutes substantially all of our and our domestic subsidiaries’ assets. Although holders of the notes could accelerate the notes upon the acceleration of the obligations under our new revolving credit facility, we cannot assure you that sufficient assets will remain to repay the notes after we have paid all the borrowings under our new revolving credit facility and any other debt.

We are a holding company and we depend upon cash from our subsidiaries to service our debt. If we do not receive cash distributions, dividends or other payments from our subsidiaries, we may be unable to make payments on the notes.

We are a holding company and all of our operations are conducted through our subsidiaries. Accordingly, we are dependent upon the earnings and cash flows of, and cash distributions, dividends and other payments from, our subsidiaries to provide the funds necessary to meet our debt service obligations, including the required payments on the notes. If we do not receive such cash distributions, dividends or other payments from our subsidiaries, we may be unable to pay the principal or interest on the notes. In addition, certain of our subsidiaries who are guarantors of the notes are holding companies that will rely on subsidiaries of their own as a source of funds to meet any obligations that might arise under their guarantees.

Generally, the ability of a subsidiary to make cash available to its parent is affected by its own operating results and is subject to applicable laws and contractual restrictions contained in its debt instruments and other agreements. Although the indenture governing the notes limits the extent to which our subsidiaries may restrict their ability to make dividend and other payments to us, these limitations are subject to significant qualifications and exceptions. The indenture governing the notes also allows us to include the revenue of our subsidiaries in our consolidated EBITDA for the purpose of determining whether we can incur additional indebtedness under the indenture, even though some of those subsidiaries may be subject to contractual restrictions on making dividends or distributions of cash to us for the purposes of servicing such indebtedness. Moreover, there may be restrictions on payments by our subsidiaries to us under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to stockholders only from profits. As a result, although our subsidiaries may have cash, we or our subsidiary guarantors may be unable to obtain that cash to satisfy our obligations under the notes or the guarantees, as applicable.

Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the notes and our guarantors’ obligations under their guarantees of the notes are unsecured, but our obligations under our new revolving credit facility and each guarantor’s obligations under their respective guarantees of the new revolving credit facility are secured by a security interest in substantially all of our domestic tangible and intangible assets. If we are declared bankrupt or insolvent, or if we default under our new revolving credit facility, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we are unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes at such time. Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the notes, then that guarantor will be released from its guarantee of the notes automatically and immediately upon such sale. In any such event, because the notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Other Indebtedness.”

As of March 31, 2007, the notes and the guarantees were subordinated or effectively subordinated to $3.4 million of secured indebtedness (which represents our outstanding capital lease obligations). The indenture permits the incurrence of substantial additional indebtedness by us and our restricted subsidiaries in the future, including secured indebtedness.

Claims of noteholders will be structurally subordinate to claims of creditors of all of our non-U.S. subsidiaries because they will not guarantee the notes.

The new notes will not be guaranteed by any of our non-U.S. subsidiaries. Accordingly, claims of holders of the notes will be structurally subordinate to the claims of creditors of these non-guarantor subsidiaries, including trade creditors and the lenders under our existing Canadian credit facility. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the new notes.

As of March 31, 2007, after giving effect to the Transactions, our non-guarantor subsidiaries had total consolidated indebtedness, including capital lease obligations, and other liabilities (including trade payables, but excluding intercompany liabilities) of approximately $19.4 million, representing approximately 4.0% of our total consolidated liabilities. Our non-guarantor subsidiaries accounted for approximately $11.6 million, or 31.9%, of our consolidated revenues, and had a net loss of $3.6 million for the quarter ended March 31, 2007. In addition, our non-guarantor subsidiaries accounted for approximately $224.3 million, or 31.2%, of our assets (excluding intercompany receivables and investments) at March 31, 2007.

Because a portion of our operations are conducted by subsidiaries that do not guarantee the notes, our cash flow and our ability to service debt, including our and the guarantors’ ability to pay the interest on and principal of the notes when due, are dependent to a significant extent on interest payments, cash dividends and distributions and other transfers of cash from subsidiaries that do not guarantee the notes. In addition, any payment of interest, dividends, distributions, loans or advances by subsidiaries that do not guarantee the notes to us and the guarantors, as applicable, could be subject to taxation or other restrictions on dividends or repatriation of earnings under applicable local law, monetary transfer restrictions and foreign currency exchange regulations in the jurisdiction in which these subsidiaries operate. Moreover, payments to us and the guarantors by subsidiaries that do not guarantee the notes will be contingent upon these subsidiaries’ earnings.

Our subsidiaries that do not guarantee the notes are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes, or to make any funds available therefore, whether by dividends, loans, distributions or other payments. Any right that we or the guarantors have to receive any assets of any subsidiaries that do not guarantee the notes upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors, the lenders under our existing Canadian credit facility and other holders of debt of that subsidiary.

We also have joint ventures in which we own less than 100% of the equity so that, in addition to the structurally senior claims of creditors of those entities, the equity interests of our joint venture partners or other stockholders in any dividend or other distribution made by these entities would need to be satisfied on a proportionate basis with us. These joint ventures may also be subject to restrictions on their ability to distribute cash to us in their financing or other agreements and, as a result, we may not be able to access their cash flow to service our debt obligations, including in respect of the notes.

In addition, approximately CAD5.0 million would have been available for future borrowings under our existing Canadian credit facility as of March 31, 2007, after giving effect to the Transactions.

If we default on our obligations to pay our other indebtedness, we may be unable to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our new revolving credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our new revolving credit facility), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our new revolving credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek and obtain waivers from the required lenders under our new revolving credit facility to avoid being in default. If we breach our covenants under our new revolving credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our new revolving credit facility, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of Other Indebtedness” and “Description of the New Notes.”

Certain covenants contained in the indenture are not applicable if the notes are rated “investment grade” by both Standard & Poor’s and Moody’s in the future.

The indenture governing the notes provides that certain covenants will not apply to us if, in the future, the notes are rated “investment grade” by both Standard & Poor’s and Moody’s. The covenants restrict, among other things, our ability to pay dividends, incur debt and to enter into other transactions. We cannot assure you that the notes will ever be rated investment grade, or that if they are rated investment grade, the notes will maintain such rating. In addition, if the notes are rated investment grade and fail to maintain such rating, the covenants that were terminated will be reinstated. Termination of these covenants would allow us to engage in certain transactions that would not be permitted while these covenants were in force and any such actions that we take while these covenants are not in force will be permitted even if the notes are subsequently downgraded below investment grade. See “Description of the New Notes—Certain Covenants—Covenant Suspension.”

Federal and state fraudulent transfer laws may permit a court to void the notes and the guarantees and if that occurs, you may not receive any payments on the notes.

The notes and the guarantees may be subject to review under federal bankruptcy law or relevant state fraudulent transfer and conveyance statutes. While the relevant laws may vary from state to state, under such laws, generally, the payment of consideration will be a fraudulent conveyance if (1) we paid the consideration for the notes or a guarantee with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is also true:

•	we or any of the guarantors was insolvent or rendered insolvent by reason of the incurrence of the indebtedness;

•	payment of the consideration left us or any of the guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of the guarantors intended to, or believed that it would, incur debts beyond its ability to pay as they mature.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or such guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in the acceleration of such debt.

Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair salable value of all its assets;

•

the present fair salable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time, or regardless of the standard that a court uses, that the issuance of the notes and the guarantees would not be further subordinated to our or any of our guarantors’ other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the applicable guarantor and none of the proceeds of the notes were paid to any guarantor, the obligations of the applicable guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable guarantor’s other debt or take other action detrimental to the holders of the notes.

We believe that, at the time the guarantors initially incurred the debt represented by the guarantees, the guarantors:

•	were not insolvent or rendered insolvent by the incurrence; and

•	had sufficient capital to run their businesses effectively.

We have relied on a limitation to be contained in the guarantors’ guarantees that limits each guarantee as necessary to prevent it from constituting a fraudulent conveyance under applicable law. However, a court passing on these questions might not reach the same conclusions.

There is no public trading market for the new notes and an active trading market may not develop for the new ones.

The old notes are currently eligible for trading in the PORTAL market, a screen-based market operated by the National Association of Securities Dealers. The PORTAL market is limited to qualified institutional buyers as defined by Rule 144A of the Securities Act. The new notes are new securities for which there is no established trading market. We do not intend to apply for listing or quotation of the notes on any securities exchange or stock market. Morgan Stanley & Co., UBS Securities LLC and DB Securities Inc. acted as placement agents in connection with the offer and sale of the old notes. The placement agents have informed us that they intend to make a market in the new notes. However, the placement agents are not obligated to do so and they may cease their market-making at any time. In addition, the liquidity of the trading market in the new notes, and the market price quoted for the new notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, we cannot assure you that an active trading market will develop for the new notes.

Failure to exchange your old notes for new notes could limit your ability to resell.

The old notes were not registered under the Securities Act or under the securities laws of any state and may not be resold, offered for resale or otherwise transferred unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your old notes for new notes under the exchange offer, you will not be able to resell, offer to resell or otherwise transfer the old notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act. In addition, we will no longer be under an obligation to register the old notes under the Securities Act except in the limited circumstances provided under the registration rights agreement. In addition, if you want to exchange your old notes in the exchange offer for the purpose of participating in the distribution of the new notes, you may be deemed to have received restricted securities, and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

The issuance of the new notes may adversely affect the market for the old notes.

To the extent that old notes are tendered for exchange and accepted in the exchange offer, the trading market for the untendered and tendered but unaccepted old notes could be adversely affected.

USE OF PROCEEDS

We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange old notes of like principal amount, the terms of which are identical in all material respects to the new notes. The old notes surrendered in exchange for new notes will be retired and cancelled and cannot be reissued. Accordingly, our issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

The net proceeds from the offering of the old notes were approximately $387.7 million after deducting the placement agents’ discounts and expenses payable by us and were used to pay for the Transactions and related fees and expenses. See “Summary—The Transactions.”

R ATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the periods indicated are as follows:

	Year Ended December 31,					Three Months Ended March 31,
	2002(1)	2003(1)	2004(1)	2005(1)	2006	2006	2007(1)
Ratio of earnings to fixed charges	—	—	—	—	2.9	2.1	—

(1)	During the years ended December 31, 2002, 2003, 2004 and 2005 and the three months ended March 31, 2007, earnings were insufficient to cover fixed charges by $157.5 million, $36.9 million, $95.6 million, $6.6 million and $34.7 million, respectively.

The ratio of earnings to fixed charges has been computed by dividing earnings available for fixed charges (earnings from continuing operations before income taxes and cumulative effect of change in accounting principle plus fixed charges less capitalized interest) by fixed charges (interest expense, capitalized interest and the estimated interest component of rental expense).

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2007. The table below should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

As of March 31, 2007
(Amounts in thousands)
Cash and cash equivalents	$10,207

Total debt, including current portion:
New revolving credit facility(1)	—
Existing Canadian credit facility(2)	—
9 3/4% senior subordinated notes due 2014	400,000
11.75% senior notes due 2011	2,000
Other debt (including capital leases)	3,708

405,708
Plus: Premium on debt	395

Total debt	406,103
Total stockholder’s equity	244,443

Total capitalization	$650,546

(1)	As of March 31, 2007, we had $25.0 million borrowing capacity under our new revolving credit facility.

(2)	As of March 31, 2007, we had CAD5.0 million borrowing capacity under our existing Canadian credit facility.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

You should read the following selected historical consolidated financial data in conjunction with our consolidated financial statements and the accompanying notes. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Pro Forma Condensed Consolidated Financial Information.” All of these materials are contained in this prospectus. The data as of and for the years ended December 31, 2002, 2003, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements. Certain amounts reported in previous periods have been reclassified to conform to the current presentation. Consolidated balance sheets at December 31, 2002 and 2003 and the related statements of income, stockholders’ equity and cash flows for the years ended December 31, 2002 and 2003 and the related notes were audited by Ernst & Young, LLP, independent registered public accounting firm. Consolidated balance sheets at December 31, 2004, 2005 and 2006 and the related statements of income, stockholders’ equity and cash flows for the years ended December 31, 2004, 2005 and 2006 and the related notes were audited by BKD, LLP, independent registered public accounting firm. The data as of March 31, 2007, for the three months ended March 31, 2006, for the Predecessor Period from January 1, 2007 to February 13, 2007 and for the Successor Period from February 14, 2007 to March 31, 2007 have been derived from our unaudited consolidated financial statements. We completed the Transactions on February 14, 2007. The financial information in the table below for the three months ended March 31, 2007 is presented on a combined basis. Our combined results for the three months ended March 31, 2007 represent the addition of the period prior to the Transactions (from January 1, 2007 through February 13, 2007, the Predecessor Period) and the period after the Transactions (from February 14, 2007 through March 31, 2007, the Successor Period). This combination does not comply with U.S. GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for those periods. The results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Predecessor							Successor	Combined(1)
	For the years ended December 31,					Three months ended March 31, 2006	January 1, 2007 to February 13, 2007	February 14, 2007 to March 31, 2007	Three months ended March 31, 2007
	2002	2003	2004	2005	2006
						(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	(Amounts in thousands)
Statement of Operations Data:
Revenue	$149,795	$131,465	$137,675	$149,178	$191,919	$44,698	$19,010	$17,298	$36,308
Expenses and Costs:
Depreciation and amortization	129,856 (2)	82,638	168,201 (3)	98,373	88,662	23,778	11,485	22,233	33,718
Gain on sale of seismic data	—	—	—	—	(231)	(257)	—	—	—
Cost of Sales	928	815	332	185	234	108	8	9	17
Selling, general and administrative	71,857	33,814	30,160	34,910	35,930	9,030	3,577	4,434	8,011
Impairment of seismic data library	82,964	29,959	—	—	—	—	—	—	—
Merger	—	—	—	—	1,449	—	17,457	445	17,902

Subtotal	285,605	147,226	198,693	133,468	126,044	32,659	32,527	27,121	59,648

Income (loss) from operations	(135,810)	(15,761)	(61,018)	15,710	65,875	12,039	(13,517)	(9,823)	(23,340)
Interest expense, net	(20,869)	(19,952)	(24,436)	(23,224)	(19,520)	(4,908)	(2,284)	(9,185)	(11,469)
Foreign currency exchange gains (losses)	125	4,136	2,372	963	259	(161)	(102)	179	77
Gain on extinguishment of liabilities	—	681	—	—	—	—	—	—	—
Reorganization items	—	(5,984)	(12,498)	—	—	—	—	—	—
Other income	13	2	—	—	—	—	12	—	12
Gain (loss) on sale of marketable securities	(332)	—	—	(11)	27	—	—	—	—

Income (loss) from continuing operations before income taxes and cumulative effect of changes in accounting principles	(156,873)	(36,878)	(95,580)	(6,562)	46,641	6,970	(15,891)	(18,829)	(34,720)
Provision (benefit) for income taxes	(18,304)	2,199	(3,338)	(4,776)	(715)	184	452	(3,997)	(3,545)

Income (loss) from continuing operations before cumulative effect of changes in accounting principles	(138,569)	(39,077)	(92,242)	(1,786)	47,356	6,786	(16,343)	(14,832)	(31,175)
Income (loss) from discontinued operations, net of tax	(62,709)	1,139	144	47	(142)	13	—	—	—
Cumulative effect of changes in accounting principles, net of tax	(11,162)	—	—	—	—	—	—	—	—

Net income (loss)(2)(3)	$(212,440)	$(37,938)	$(92,098)	$(1,739)	$47,214	$6,799	$(16,343)	$(14,832)	$(31,175)

Balance Sheet Data:
Cash and cash equivalents	$21,517	$44,362	$43,285	$78,097	$107,390	$80,576		$10,207
Seismic data library, net	284,396	247,541	151,230	111,946	123,123	107,176		387,999
Total assets	398,136	367,089	263,482	246,671	305,435	253,550		719,317
Total debt	272,061	267,434	194,717	188,600	189,038	188,701		406,103
Stockholder’s equity (deficit)	37,036	3,722	(15,829)	(11,161)	37,491	(3,924)		244,443

(1)	Our combined results for the three months ended March 31, 2007 represent the addition of the Predecessor Period from January 1, 2007 through February 13, 2007 and the Successor Period from February 14, 2007 to March 31, 2007. This combination does not comply with U.S. GAAP or with the rules for pro forma presentation, but is presented because we believe it provides the most meaningful comparison of our results.

(2)	In the fourth quarter of 2002, we reevaluated our estimate of the useful life of our seismic data library and reduced the estimated useful life of offshore data from ten to five years and onshore data from ten to seven years. Depreciation and amortization for 2002 included $45.7 million of additional amortization expense on October 1, 2002, the date the revision became effective. The effect from this change on reported results was a reduction in net income of $58.8 million for the year ended December 31, 2002.

(3)	In the third quarter of 2004, we further evaluated our estimate of the useful life of our seismic data library and reduced the estimated useful life of all of our seismic data to four years. Depreciation and amortization for 2004 included $59.1 million of additional amortization expense on July 1, 2004, the date the revision became effective. The effect from this change on reported results was a reduction in net income of $70.6 million for the year ended December 31, 2004.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial statements have been prepared giving effect to the Transactions. The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2006 and the three months ended March 31, 2007, which reflects the combined Predecessor Period and Successor Period, give effect to the Transactions as if they had occurred on January 1, 2006. The unaudited pro forma adjustments are based upon information and assumptions available at the time of the preparation of this prospectus that we believe are reasonable under the circumstances. We have made, in our opinion, all adjustments that are necessary to present fairly the unaudited pro forma financial data. We cannot assure you that the assumptions used in the preparation of the unaudited pro forma condensed consolidated financial information will prove to be correct. The unaudited pro forma condensed consolidated financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have been achieved if the Transactions had occurred on January 1, 2006, nor is it necessarily indicative of our future operating results or financial position. Actual results could differ.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the accompanying notes thereto, and with the information contained in “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated historical financial statements and related notes thereto included elsewhere in this prospectus.

SEITEL, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Year Ended December 31, 2006

(in thousands)

	Historical	Adjustments		Pro Forma
Revenues	$191,919	$(26,726	)(1)	$165,193

Expenses:
Depreciation and amortization	88,662	74,886	(2)	163,548
Gain on sale of seismic data	(231)	—		(231)
Cost of sales	234	—		234
Selling, general and administrative	35,930	(543	)(3)	35,387
Merger	1,449	(1,449	)(4)	—

	126,044	72,894		198,938

Income (loss) from operations	65,875	(99,620)		(33,745)
Interest expense, net	(19,520)	(16,821	)(5)	(36,341)
Foreign currency exchange gains	259	—		259
Gain on sale of security	27	—		27

Income (loss) from continuing operations before income taxes	46,641	(116,441)		(69,800)
Benefit for income taxes	(715)	(40,754	)(6)	(41,469)

Income (loss) from continuing operations	$47,356	$(75,687)		$(28,331)

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

SEITEL, INC. AND SUBSIDIARIES

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Three Months Ended March 31, 2007

(in thousands)

	Historical Combined(1)	Adjustments		Pro Forma Combined
Revenues	$36,308	$3,142	(7)	$39,450

Expenses:
Depreciation and amortization	33,718	9,361	(8)	43,079
Cost of sales	17	—		17
Selling, general and administrative	8,011	104	(9)	8,115
Merger	17,902	(17,902	)(10)	—

	59,648	(8,437)		51,211

Loss from operations	(23,340)	11,579		(11,761)
Interest expense, net	(11,469)	(2,221	)(11)	(13,690)
Foreign currency exchange gains	77	—		77
Other income	12	—		12

Loss before income taxes	(34,720)	9,358		(25,362)
Benefit for income taxes	(3,545)	3,275	(12)	(270)

Net loss	$(31,175)	$6,083		$(25,092)

(1)	The historical combined results represent the addition of the Predecessor Period from January 1, 2007 through February 13, 2007 and the Successor Period from February 14, 2007 to March 31, 2007.

See accompanying notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

Basis of Presentation

The accompanying unaudited pro forma consolidated financial statements are based on adjustments to our historical consolidated financial statements to give effect to the Transactions. In our financial statements for the year ended December 31, 2006, we reported our former oil and gas operations as a discontinued operation under Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Pursuant to the SEC’s rules and regulations regarding the preparation of pro forma financial statements, the accompanying unaudited pro forma consolidated statements of operations do not include the income (loss) from discontinued operations related to our former oil and gas operations.

Certain information and notes normally included in financial statements prepared in accordance with GAAP have been omitted or condensed pursuant to the rules and regulations of the SEC. All of the information presented below should be read in conjunction with the information in the sections in this prospectus entitled “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and their accompanying notes, all of which are included elsewhere in this prospectus.

Pro Forma Adjustments

(1)	Revenue. Gives effect to the elimination of $26.7 million of revenue related to selections of data from certain licensing agreements assuming the Acquisition had occurred on January 1, 2006. As a result of the Acquisition, we reduced to zero our deferred revenue liability associated with library card licenses resulting in the selection revenue related to such liability being eliminated in future periods.

(2)	Depreciation and amortization. Gives effect to the amortization of the step up in basis of our seismic data library to fair value. In accordance with our amortization policy, this step up is required to be amortized over the four-year period following the closing of the Acquisition. Also gives effect to additional amortization related to identifiable intangible assets with determinable useful lives resulting from the Acquisition.

(3)	Selling, general and administrative expenses. Gives effect to the elimination of commission expense related to the elimination of selection revenue discussed in note 1.

(4)	Merger expenses. Gives effect to the elimination of expenses incurred in connection with the Acquisition that will not have a continuing impact.

(5)	Interest expense, net. Gives effect to the following adjustments:

Eliminate interest expense on $187.0 million of 11.75% Notes	$(21,973)
Eliminate amortization of deferred financing costs on 11.75% Notes	(986)
Eliminate amortization of bond discount on 11.75% Notes	(517)
Eliminate amortization of deferred financing costs on previous U.S. credit facility	(200)
Record interest expense on 9 3/4% Senior Notes	39,000
Record amortization of deferred financing costs on 9 3/4% Senior Notes	1,762
Record amortization of deferred financing costs on new revolving credit facility	213
Record amortization of bond premium on remaining 11.75% Notes	(437)
Record reduction in interest expense due to revaluation of capital lease obligation	(41)

Total adjustment to interest expense	$16,821

Deferred financing costs on new debt are amortized over the respective terms of the notes and the new revolving credit facility.

(6)	Income taxes. Adjusts the income tax benefit for the effects of the Acquisition-related adjustments using the effective tax rate of 35%.

(7)	Revenue. Gives effect to the elimination of $0.6 million of revenue related to selections of data from certain licensing agreements assuming the Acquisition had occurred on January 1, 2006 offset by an increase of $3.8 million for selections of data from certain licensing agreements entered into subsequent to January 1, 2006 but prior to the Acquisition that were eliminated in the Successor Period as a result of purchase accounting. As a result of the Acquisition, we reduced to zero our deferred revenue liability associated with library card licenses resulting in the selection revenue related to such liability being eliminated in future periods.

(8)	Depreciation and amortization. Gives effect to the amortization of the step up in basis of our seismic data library to fair value. In accordance with our amortization policy, this step up is required to be amortized over the four-year period following the closing of the Acquisition. Also gives effect to additional amortization related to identifiable intangible assets with determinable useful lives resulting from the Acquisition.

(9)	Selling, general and administrative expenses. Gives effect to the increase of commission expense related to the selection revenue discussed in note 7.

(10)	Merger expenses. Gives effect to the elimination of expenses incurred in connection with the Acquisition that will not have a continuing impact.

(11)	Interest expense, net. Gives effect to the following adjustments:

Eliminate interest expense on $187.0 million of 11.75% Notes	$(2,624)
Eliminate amortization of deferred financing costs on 11.75% Notes	(123)
Eliminate amortization of bond discount on 11.75% Notes	(69)
Eliminate amortization of deferred financing costs on previous U.S. credit facility	(25)
Record interest expense on 9 3/4% Senior Notes	4,875
Record amortization of deferred financing costs on 9 3/4% Senior Notes	220
Record amortization of deferred financing costs on new revolving credit facility	27
Record amortization of bond premium on 11.75% Notes remaining	(55)
Record reduction in interest expense due to revaluation of capital lease obligation	(5)

Total adjustment to interest expense	$2,221

Deferred financing costs on new debt are amortized over the respective terms of the notes and the new revolving credit facility.

(12)	Income taxes. Adjusts the income tax benefit for the effects of the Acquisition-related adjustments using the effective tax rate of 35%.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. The following discussion should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

In accordance with the requirements of purchase accounting, our assets and liabilities were adjusted to their estimated fair values and the resulting goodwill computed for the Acquisition. The application of purchase accounting generally results in higher depreciation and amortization expense in future periods. Accordingly, and because of other effects of purchase accounting, the results discussed for the three months ended March 31, 2007 are not comparable with the three months ended March 31, 2006.

Overview

Our products and services are used by oil and gas companies to assist in the exploration for, and development and management of, oil and gas reserves. We have ownership in an extensive library of onshore and offshore seismic data that we offer for license to oil and gas companies. Oil and gas companies use seismic data in oil and gas exploration and development efforts to increase the probability of drilling success. We believe that our library of onshore seismic data is one of the largest libraries available for licensing in the United States and Canada. Our library of offshore data covers parts of the U.S. Gulf of Mexico shelf and certain deep water areas in the Western and Central U.S. Gulf of Mexico. We generate revenue primarily by licensing data from our data library and from new data creation products, which are substantially underwritten or paid for by clients. By participating in underwritten, nonexclusive surveys or purchasing licenses to existing data, oil and gas companies can obtain access to surveys at reduced costs as compared to acquiring seismic data on a proprietary basis.

Our primary areas of focus are onshore United States and Canada and, to a lesser extent, offshore U.S. Gulf of Mexico. These markets continue to experience major changes. Having spent several years increasing their focus on international exploration opportunities, several major oil companies have become more active in the U.S. market than in the past few years. Independent oil and gas companies continue to be responsible for a significant portion of current U.S. drilling activity. Production decline rates are accelerating worldwide and are pronounced in mature fields of North America, while commodity prices for oil and natural gas remain a positive driver. We expect demand for natural gas to continue to increase exploration activity over the next two to three years in the United States and Canada.

Over the last two years, we have achieved an average return on investment in excess of 40% on newly created data. In addition, during 2006, we added significant amounts of data through purchases and trades as compared to recent years. We believe that this data will meet our expected returns for purchased data. We determine return on investment by dividing the amount of non-exclusive data license revenue earned on data added to our library by the amount of the gross investment in the data, net of cash underwriting. This percentage is useful because it reflects our ability to recover the capital investment on data added to our library, but should not be considered as an alternative to net income, as an indicator of our operating performance or as a measure of liquidity, including as an alternative to cash flows from operating activities. We believe that we will be able to sustain the improvement of our return on investment over the next year provided the overall demand for seismic data remains strong.

Our clients continue to seek our services to create data in the United States and Canada. As of March 31, 2007, our commitment for underwriting on new data creation projects was $32.3 million. Licensing data “off the shelf” does not require the longer planning and lead times like new data creation and thus is more likely to fluctuate quarter to quarter.

Effect of Transactions on Future Periods

On October 31, 2006, we entered into the Merger Agreement, pursuant to which Acquisition Corp. merged with and into our company on February 14, 2007, with our company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Parent is owned by an investor group that includes ValueAct Capital and certain members of our senior management. In connection with the Acquisition, we paid $187.0 million of our 11.75% Notes, issued $400.0 million of 9 3/4% Senior Notes and entered into an agreement with WFF to amend and restate our then existing U.S. revolving credit facility. Accordingly, our interest expense will be higher in periods following the Acquisition.

The Acquisition was accounted for as a business combination in accordance with SFAS No. 141, “Business Combinations,” on a step acquisition basis. ValueAct Capital progressively increased its interest in Seitel in a series of transactions, with the most significant acquisitions occurring on March 1, 2006 and February 14, 2007. Therefore, the assets and liabilities of the Company for financial reporting purposes were recorded at the closing of the Acquisition based on the proportional fair values as of March 1, 2006 and February 14, 2007. For income tax purposes, these assets and liabilities remained at their historic tax basis. This resulted in recording deferred tax liabilities at the closing of the Acquisition.

The adjustments to our assets and liabilities as a result of the Acquisition will impact future net income. The significant effects expected on our 2007 financial results are as follows. The book value of our seismic data library was increased by approximately $274.6 million to its estimated fair market value of $394.9 million. As a result of this step up in value and of our maximum four-year straight-line amortization of seismic data, we estimate that our data amortization expense will increase by approximately $60.0 million for the period from February 14, 2007 to December 31, 2007. In addition, we recorded identifiable intangible assets with an estimated fair value of $54.1 million of which $53.2 million is amortizable over their useful lives ranging from one to 15 years. As a result of this step up in value, we estimate that amortization expense of acquired intangible assets will total approximately $5.2 million for the period from February 14, 2007 to December 31, 2007. Our deferred revenue liability was reduced by $26.5 million primarily associated with data licensing contracts for which the data was not fully selected as of February 13, 2007. We expect this reduction in deferred revenue to reduce non-cash revenue from selections from February 14, 2007 to December 31, 2007 by approximately $18.7 million.

Although our company continues as the same legal entity after the Acquisition, the accompanying financial information for 2007 is presented for two periods: January 1, 2007 through February 13, 2007 (the “Predecessor Period” or “Predecessor,” as context requires) and February 14, 2007 through March 31, 2007 (the “Successor Period” or “Successor,” as context requires), which relate to the period preceding the Acquisition and the period succeeding the Acquisition, respectively. The combined results for the three months ended March 31, 2007 represent the addition of the Predecessor and Successor Periods (“Combined”). This combination does not comply with U.S. GAAP or with the rules for pro forma presentation but is presented because we believe it provides a meaningful comparison of our results. The results of the Successor are not comparable to the results of the Predecessor due to the difference in the basis of presentation of purchase accounting as compared to historical costs. The Combined results do not reflect the actual results we would have achieved absent the Acquisition and are not indicative of our future results of operations.

Principal Factors Affecting Our Business

Our business is dependent upon a variety of factors, many of which are beyond our control. The following are those that we consider to be principal factors affecting our business.

Demand for Seismic Data. Demand for our products and services is cyclical due to the nature of the oil and gas industry. In particular, demand for our seismic data services depends upon exploration, production, development and field management spending by oil and gas companies and, in the case of new data creation, their willingness to forego ownership in the seismic data. Capital expenditures by oil and gas companies depend upon several factors, including actual and forecasted oil and natural gas commodity prices, prospect availability and the companies’ own short-term and strategic plans. These capital expenditures may also be affected by worldwide economic or industry-wide conditions. Demand for our seismic data is more likely to be influenced by natural gas prices rather than crude oil prices due to the geographic areas covered by our seismic data.

Availability of Capital for Our Customers. Many of our customers consist of independent oil and gas companies and private prospect-generating companies that rely primarily on private capital markets to fund their exploration, production, development and field management activities. Significant changes in the private capital market and the availability of capital could have a material impact on the ability of these companies to obtain funding necessary to purchase our seismic data.

Merger and Acquisition Activity. In recent years, there has been an increase in the level of merger and acquisition activity within our client base. This activity could have a negative impact on seismic companies that operate in markets with a limited number of participating clients. However, we believe that, over time, this activity could have a positive impact on our business, as it should generate re-licensing fees, result in increased vitality in the trading of mineral interests and result in the creation of new independent customers through the rationalization of staff within those companies affected by this activity.

Natural Gas Reserve Replacement. Gas reserves in the United States and Canada are currently expected to decline at a rate of 1.9% per year between 2006 and 2010. During that period, gas consumption in the United States and Canada is expected to increase at a rate of 2.9% per year. As a result, we believe there is an increasing need in the oil and gas industry to replace these reserves, which we anticipate will increase the demand for our seismic data.

Government Regulation. Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental and health and safety laws. We invest in financial and managerial resources to comply with these laws and related permit requirements. Modification of existing laws or regulations and the adoption of new laws or regulations limiting or increasing exploration or production activities by oil and gas companies may have a material effect on our business operations.

Non-GAAP Key Performance Measures

Management considers certain performance measures in evaluating and managing our financial condition and operating performance at various times and from time to time. Some of these performance measures are non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s performance, financial position or cash flows that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles in the United States, or GAAP. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement our presentation of our financial results that are prepared in accordance with GAAP.

Cash Resales

Cash resales is a non-GAAP financial measure which represents new contracts for data licenses from our library, payable in cash. We believe this measure is important in gauging new business activity. We expect cash resales to generally follow a consistent trend over several quarters, while considering our normal seasonality. Volatility in this trend over several consecutive quarters could indicate changing market conditions. The following is a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, total revenue (in thousands):

	Combined	Successor	Predecessor
	Three months ended March 31, 2007	Period from 2/14/07 to 3/31/07	Period from 1/1/07 to 2/13/07	Three months ended March 31, 2006	Year ended December 31,
					2006	2005	2004
Cash resales	$21,712	$15,727	$5,985	$33,626	$124,988	$97,488	$80,340
Other revenue components:
Acquisition revenue	12,385	6,287	6,098	10,644	46,821	23,809	37,245
Non-monetary exchanges	1,555	1,562	(7)	2,037	5,838	9,383	12,304
Revenue deferred	(10,377)	(7,741)	(2,636)	(14,883)	(48,471)	(46,889)	(44,182)
Recognition of revenue previously deferred	9,861	915	8,946	11,004	55,344	60,164	47,131
Solutions and other	1,172	548	624	2,270	7,399	5,223	4,837

Total revenue, as reported	$36,308	$17,298	$19,010	$44,698	$191,919	$149,178	$137,675

Growth of our Seismic Data Library

We regularly add to our seismic data library through four different methods: (1) recording new data; (2) buying ownership of existing data for cash; (3) obtaining ownership of existing data sets through non-monetary exchanges; and (4) creating new value-added products from existing data within our library. For the period from January 1, 2007 to March 31, 2007, we completed the addition of approximately 180 square miles of seismic data to our library. As of March 31, 2007, we had approximately 980 square miles of seismic data in progress. For the year ended December 31, 2006, we completed the addition of approximately 2,600 square miles of seismic data to our library.

Critical Accounting Policies and Revenue Recognition

We operate in one business segment, which is made up of seismic data acquisition, seismic data licensing, seismic data processing and seismic reproduction services.

Revenue from Data Acquisition

We generate revenue when we create a new seismic survey that is initially licensed by one or more of our customers to use the resulting data. The initial licenses usually provide the customer with a limited exclusivity period, which will normally last for six months after final delivery of the processed data. The payments for the initial exclusive licenses are sometimes referred to as underwriting or prefunding. Customers make periodic payments throughout the creation period, which generally correspond to costs incurred and work performed. These payments are non-refundable.

Revenue from the creation of new seismic data is recognized throughout the creation process using the proportional performance method based upon costs incurred and work performed to date as a percentage of total estimated costs and work required. Management believes that this method is the most reliable and representative measure of progress for its data creation projects. The duration of most data creation projects is generally less than one year. Under these contracts, we create new seismic data designed in conjunction with our customers and specifically suited to the geology of the area using the most appropriate technology available.

We outsource the substantial majority of the work required to complete data acquisition projects to third-party contractors. Our payments to these third-party contractors comprise the substantial majority of the total estimated costs of the project and are paid throughout the creation period. A typical survey includes specific activities required to complete the survey; each activity has value to our customers. Typical activities, that often occur concurrently, include:

•	permitting for land access, mineral rights and regulatory approval;

•	surveying;

•	drilling for the placement of energy sources;

•	recording the data in the field; and

•	processing the data.

The customers paying for the initial exclusive licenses receive legally enforceable rights to any resulting product of each activity described above. The customers also receive access to and use of the newly acquired, processed data.

The customers’ access to and use of the results of the work performed and of the newly acquired, processed data is governed by a license agreement, which is a separate agreement from the acquisition contract. Our acquisition contracts require the customer either to have a license agreement in place or to execute one at the time the acquisition contract is signed. We maintain sole ownership of the newly acquired data, which is added to our library, and are free to license the data to other customers when the original customers’ exclusivity period ends.

Revenue from Non-Exclusive Data Licenses

We recognize a substantial portion of our revenue from data licenses sold after any exclusive license period. These are sometimes referred to as resale licensing revenue, post acquisition license sales or shelf sales.

Our non-exclusive license contracts specify the following:

•	that all customers must also execute a master license agreement that governs the use of all data received under our non-exclusive license contracts;

•	the specific payment terms, generally ranging from 30 days to 18 months, and that such payments are non-cancelable and non-refundable;

•	the actual data that is accessible to the customer; and

•

that the data is licensed in its present form, where is and as is and we are under no obligation to make any enhancements, modifications or additions to the data unless specific terms to the contrary are included.

Revenue from the non-exclusive licensing of seismic data is recognized when the following criteria are met:

•	we have an arrangement with the customer that is validated by a signed contract;

•	the sales price is fixed and determinable;

•	collection is reasonably assured;

•	the customer has selected the specific data or the contract has expired without full selection; and

•	the license term has begun.

Copies of the data are available to the customer immediately upon request.

For licenses that have been invoiced but have not met the aforementioned criteria, the revenue is deferred along with the related direct costs (primarily sales commissions). This normally occurs under the library card license contracts, review and possession license contracts or review only license contracts because the data selection may occur over time. Additionally, if the contract allows licensing of data that is not currently available or enhancements, modifications or additions to the data are required per the contract, revenue is deferred until such time that the data is available.

Revenue from Non-Monetary Exchanges

In certain cases, we will take ownership of a customer’s seismic data or revenue interest (collectively referred to as “data”) in exchange for a non-exclusive license to selected seismic data from our library. Occasionally, in connection with specific data acquisition contracts we receive both cash and ownership of seismic data from the customer as consideration for the underwriting of new data acquisition. These exchanges are referred to as non-monetary exchanges. A non-monetary exchange always complies with the following criteria:

•	the data license delivered is always distinct from the data received;

•	the customer forfeits ownership of its data; and

•	we retain ownership in our data.

In non-monetary exchange transactions, we record a data library asset for the data received at the time the contract is entered into and recognize revenue on the transaction in equal value in accordance with our policy on revenue from data licenses, that is, when the seismic data is selected by the customer, or revenue from data acquisition, as applicable. These transactions are valued at the fair value of the data received or delivered, whichever is more readily determinable.

Fair value of the data exchanged is determined using a multi-step process as follows:

•

First, we consider the value of the data received from the customer. In determining the value of the data received, we consider the age, quality, current demand and future marketability of the data and, in the case of 3D seismic data, the cost that would be required to create the data. In addition, we apply a limitation on the value assigned per square mile on the data received.

•

Second, we determine the value of the license granted to the customer. The range of our cash transactions for licenses of similar data during the prior six months are evaluated. In evaluating the range of cash transactions, we do not consider transactions that are disproportionately high or low.

•

Third, we obtain concurrence from an independent third-party on the portfolio of all non-monetary exchanges of $500,000 or more in order to support our valuation of the data received. We obtain this concurrence on an annual basis, usually in connection with the preparation of our annual financial statements.

Revenue from Seitel Solutions

Revenue from Solutions is recognized as the services for reproduction and delivery of seismic data are provided to customers.

Seismic Data Library

Costs associated with creating, acquiring or purchasing seismic data are capitalized and amortized principally on the income forecast method subject to a straight-line amortization period of four years, applied on a quarterly basis at the individual survey level.

Costs of Seismic Data Library

For purchased seismic data, we capitalize the purchase price of the acquired data.

For data received through a non-monetary exchange, we capitalize an amount equal to the fair value of the data we receive or the fair value of the license granted to the customer, whichever is more readily determinable.

For internally created data, the capitalized costs include costs paid to third-parties for the acquisition of data and related permitting, surveying and other activities associated with the data creation activity. In addition, we capitalize certain internal costs related to processing the created data. Such costs include salaries and benefits of our processing personnel and certain other costs incurred for the benefit of the processing activity. We believe that the internal processing costs capitalized are not greater than, and generally are less than those that would be incurred and capitalized if such activity were performed by a third-party.

Data Library Amortization

We amortize our seismic data library investment using the greater of the amortization that would result from the application of the income forecast method (subject to a minimum amortization rate) or a straight-line basis over the useful life of the data. Due to the subjectivity inherent in the income forecast amortization method, this amortization policy ensures a minimum level of amortization will be recorded if sales of the specific data do not occur as expected and ensures that costs are fully amortized at the end of the data’s useful life. Effective July 1, 2004, the estimated useful life of our seismic data was changed to four years (see “Revision of Useful Life” below). With respect to each survey in the data library, the useful life policy is applied from the time such survey is available for licensing to customers on a non-exclusive basis, since some data in the library may not be licensed until an exclusivity period (usually six months) has lapsed.

We apply the income forecast method by forecasting the ultimate revenue expected to be derived from a particular data library component over the estimated useful life of each survey comprising part of such component. We make this forecast annually and review it quarterly. If, during any such review, we determine that the ultimate revenue for a library component is expected to be significantly different than the original estimate of total revenue for such library component, we revise the amortization rate attributable to future revenue from each survey in such component. Effective July 1, 2004, the lowest amortization rate we apply using the income forecast method is 70%. In addition, in connection with the forecast reviews and updates, we evaluate the recoverability of our seismic data library, and if required under SFAS No. 144, record an impairment charge with respect to such investment. See discussion on “—Seismic Data Library Impairment” below.

The actual aggregate rate of amortization recorded depends on the specific seismic surveys licensed and selected by our customers. Effective July 1, 2004, the amortization rate utilized under the income forecast method for all components is at least 70%. Prior to this date, the amortization rate utilized under the income forecast method varied. Additionally, prior to the Acquisition certain seismic surveys were fully amortized; consequently, no amortization expense was required on revenue recorded for these seismic surveys.

The greater of the income forecast or straight-line amortization policy is applied quarterly on a cumulative basis at the individual survey level. In connection with the Acquisition, the greater of the income forecast or straight-line amortization policy was applied at February 13, 2007 (for the Predecessor Period) and at March 31, 2007 (for the Successor Period). Under this policy, we first record amortization using the income forecast method. The cumulative amortization recorded for each survey is then compared with the cumulative straight-line amortization. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey. See “Revision of Useful Life” below. This requirement is applied regardless of future-year revenue estimates for the library component of which the survey is a part and does not consider the existence of deferred revenue with respect to the library component or to any survey.

Revision of Useful Life

We reevaluated the estimate of the useful life of our seismic data library and, effective July 1, 2004, revised the estimated useful life of all of our seismic data library to four years from five years for offshore data and from seven years for onshore data. In making this decision, we considered a number of factors, including, among others. the useful lives used by others in the industry, additional amortization charges recorded, previous impairment charges recorded and seismic industry conditions. With respect to each survey in the data library, the useful life policy is applied from the time such survey is available for licensing to customers generally, since some data in the library may not be licensed until an exclusivity period (usually six months) has lapsed. For existing surveys less than four years of age at July 1, 2004, the revision in useful life is being recognized prospectively over the remaining useful life of each seismic survey.

Seismic Data Library Impairment

We evaluate our seismic data library by grouping individual surveys into components based on our operations and geological and geographical trends, resulting in the following data library segments for purposes of evaluating impairments: (I) Gulf of Mexico offshore comprised of the following components: (a) multi-component data, (b) ocean bottom cable data, (c) shelf data, (d) deep water data, and (e) value-added products; (II) North America onshore comprised of the following components: (a) Texas Gulf Coast, (b) Northern, Eastern and Western Texas, (c) Southern Louisiana/Mississippi, (d) Northern Louisiana, (e) Rocky Mountains, (f) North Dakota, (g) other United States, (h) Canada and (i) value-added products, and (III) international data outside North America. We believe that these library components constitute the lowest levels of independently identifiable cash flows.

As events or conditions require, we evaluate the recoverability of our seismic data library investment in accordance with SFAS No. 144. We evaluate our seismic data library for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. We consider the level of sales performance in each component compared to projected sales, as well as industry conditions, among others, to be key factors in determining when our seismic data should be evaluated for impairment. Through December 31, 2006, in evaluating sales performance of each component, we considered three consecutive quarters of actual performance below forecasted sales, among other things, to be an indicator of potential impairment. However, due to the volatility in the history of actual sales performance, we determined that a three quarter period was too short a time frame to indicate potential impairment. Consequently, effective January 1, 2007, we generally consider five consecutive quarters of actual performance below forecasted sales to be an indicator of potential impairment.

In accordance with SFAS No. 144, the impairment evaluation is based first on a comparison of the undiscounted future cash flows over each component’s remaining estimated useful life with the carrying value of each library component. If the undiscounted cash flows are equal to or greater than the carrying value of such component, no impairment is recorded. If undiscounted cash flows are less than the carrying value of any component, the forecast of future cash flows related to such component is discounted to fair value and compared with such component’s carrying amount. The difference between the library component’s carrying amount and the discounted future value of the expected revenue stream is recorded as an impairment charge.

For purposes of evaluating potential impairment losses, we estimate the future cash flows attributable to a library component by evaluating, among other factors, historical and recent revenue trends, oil and gas prospectivity in particular regions, general economic conditions affecting our customer base, expected changes in technology and other factors that we deem relevant. The cash flow estimates exclude expected future revenues attributable to non-monetary data exchanges and future data creation projects.

The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors, including those described in the preceding paragraph. Accordingly, if conditions change in the future, we may record further impairment losses relative to our seismic data library investment, which could be material to any particular reporting period.

Use of Estimates and Assumptions

In preparing our financial statements, a number of estimates and assumptions are made by management that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not otherwise capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment.

The most difficult, subjective and complex estimates and assumptions that deal with the greatest amount of uncertainty are related to our accounting for our seismic data library. Accounting for our seismic data library requires us to make significant subjective estimates and assumptions relative to future sales and cash flows from such library. These cash flows impact amortization rates, as well as potential impairment charges. Any changes in these estimates or underlying assumptions will impact our income from operations prospectively from the date changes are made. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, the carrying value of the seismic data library may be subject to higher prospective amortization rates, additional straight-line amortization or impairment losses. In addition, based on future events, we may make changes in the estimated useful life of our seismic data library. Revisions to estimated useful life may cause our prospective amortization expense to decrease or increase materially and may also result in significant impairment losses being recognized.

Because we apply a minimum income forecast amortization rate of 70%, the effect of decreasing future sales by 10%, with all other factors remaining constant, would cause the range of amortization rates to be from 70% to 71% as of January 1, 2007. The effect of decreasing future sales by 20%, with all other factors remaining constant, would cause the range of amortization rates to be from 70% to 80% as of January 1, 2007.

In a portion of our seismic data library activities, we engage in certain non-monetary exchanges and record a data library asset for the seismic data received and recognize revenue on the transaction in accordance with our policy on revenue from data licenses or revenue from data acquisition, as applicable. These transactions are valued at the fair value of the data received by us or licenses granted by us, whichever is more readily determinable. In addition, we obtain third-party concurrence on the portfolio of all non-monetary exchanges of $500,000 or more in order to support our estimate of the fair value of the transactions. Our estimate of the value of these transactions is highly subjective and based, in large part, on data sales transactions between us and a limited number of customers over a limited time period, and appraisals of the value of such transactions based on a relatively small market of private transactions over a limited period of time.

Actual results could differ materially from the estimates and assumptions that we use in the preparation of our financial statements. To the extent management’s estimates and assumptions change in the future, the effect on our reported results could be significant to any particular reporting period.

Results of Operations

The following table summarizes the components of our revenue for the periods indicated (in thousands):

	Combined	Successor	Predecessor
	Three months ended March 31, 2007	Period from 2/14/07 to 3/31/07	Period from 1/1/07 to 2/13/07	Three months ended March 31, 2006	Year ended December 31,
					2006	2005	2004
Acquisition revenue:
Cash underwriting	$12,359	$6,272	$6,087	$8,809	$42,327	$21,385	$35,337
Underwriting from non-monetary exchanges	26	15	11	1,835	4,494	2,424	1,908

Total acquisition revenue	12,385	6,287	6,098	10,644	46,821	23,809	37,245

Licensing revenue:
New resales for cash	21,712	15,727	5,985	33,626	124,988	97,488	80,340
Non-monetary exchanges	1,555	1,562	(7)	2,037	5,838	9,383	12,304
Revenue deferred	(10,377)	(7,741)	(2,636)	(14,883)	(48,471)	(46,889)	(44,182)
Recognition of revenue previously deferred	9,861	915	8,946	11,004	55,344	60,164	47,131

Total resale revenue	22,751	10,463	12,288	31,784	137,699	120,146	95,593

Total seismic revenue	35,136	16,750	18,386	42,428	184,520	143,955	132,838

Solutions and other	1,172	548	624	2,270	7,399	5,223	4,837

Total revenue	$36,308	$17,298	$19,010	$44,698	$191,919	$149,178	$137,675

Three Months Ended March 31, 2007 Compared to Three Months Ended March 31, 2006

Revenue. Total revenue decreased $8.4 million, or 18.8%, to $36.3 million for the three months ended March 31, 2007, from $44.7 million for the three months ended March 31, 2006. Acquisition revenue increased 16.4% from $10.6 million from the three months ended 2006 to $12.4 million for the three months ended 2007. This increase was primarily due to a planned increase in activity in 2007 over 2006 as well as a slightly higher underwriting percentage on acquisition surveys in 2007 as compared to 2006. Total resale revenue decreased 28.4% from $31.8 million in the three months ended 2006 to $22.8 million in the three months ended 2007 and was the result of various changes in the components of resale revenue. Cash resales decreased $11.9 million or 35.4% during the same period primarily due to a slowdown in spending by our customers due to uncertainty in commodity prices during the three months ended March 31, 2007. In addition, the slowdown in Canadian drilling and delayed licensing rounds in the Gulf of Mexico also had an impact on cash resales. Revenue deferred decreased by 30.3% for the three months ended March 31, 2007 compared to the three months ended March 31, 2006, corresponding to the lower level of cash resales requiring deferral. Revenue recognized from previously deferred contracts, or selections, decreased $1.1 million, or 10.4% during the same period. This decrease was a result of the purchase accounting adjustments related to data licensing contracts for which the data was not fully selected as of the Acquisition date (February 14, 2007); for these contracts, selections made after the Acquisition date are not recognizable as revenue. During the period from February 14, 2007 to March 31, 2007, selections from these contracts totaled $4.4 million. Solutions and other revenue decreased from $2.3 million in the three months ended March 31, 2006 to $1.2 million in the three months ended March 31, 2007 primarily due to the lower level of seismic licensing revenue.

Depreciation and Amortization. Seismic data library amortization amounted to $32.4 million for the three months ended March 31, 2007 compared to $23.1 million for the three months ended March 31, 2006. The amount of seismic data library amortization fluctuates based on the level and location of specific seismic surveys licensed (including licensing resulting from new data acquisition) and selected by our customers during any period as well as the amount of straight-line amortization required under our accounting policy. The Successor Period reflects the higher level of amortization as a result of the step-up to fair value of our seismic data library in connection with the Acquisition.

Seismic data amortization as a percentage of total seismic revenue is summarized as follows (in thousands):

	Combined	Successor	Predecessor
Components of Amortization	Three months ended March 31, 2007	Period from 2/14/07 to 3/31/07	Period from 1/1/07 to 2/13/07	Three months ended March 31, 2006
Income forecast	$18,733	$11,822	$6,911	$15,900
Straight-line	13,677	9,381	4,296	7,214

Total	$32,410	$21,203	$11,207	$23,114

	Combined	Successor	Predecessor
Components of Amortization	Three months ended March 31, 2007	Period from 2/14/07 to 3/31/07	Period from 1/1/07 to 2/13/07	Three months ended March 31, 2006
Income forecast	53.3%	70.6%	37.6%	37.5%
Straight-line	38.9%	56.0%	23.4%	17.0%

Total	92.2%	126.6%	61.0%	54.5%

The increase in the percentage of income forecast amortization to total seismic revenue for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 was due to an increase in income forecast amortization recorded in the Successor Period. As a result of the Acquisition, our data whose costs had been previously fully amortized now have net book value as a result of being stepped up to fair value. Consequently, all resale revenue for the three months ended March 31, 2007 attracted income forecast amortization compared to the three months ended March 31, 2006 when 62% of our resale revenue was attributable to data whose costs had been fully amortized. The increase in the amount of straight-line amortization was due to the step-up to fair value of our seismic data library in connection with the Acquisition.

In connection with the Acquisition, we recorded acquired intangible assets of $54.1 million of which $53.2 million are amortizable over their useful lives ranging from one to 15 years. The Successor Period included amortization of $0.7 million related to customer relationships, internally developed software, favorable capital lease and covenants not to compete.

Selling, general and administrative expenses. Selling, general and administrative (“SG&A”) expenses decreased $1.0 million to $8.0 million for the three months ended March 31, 2007, from $9.0 million for the three months ended March 31, 2006. SG&A expense is made up of the following cash and non-cash expenses (in thousands):

	Combined	Successor	Predecessor
	Three months ended March 31, 2007	Period from 2/14/07 to 3/31/07	Period from 1/1/07 to 2/13/07	Three months ended March 31, 2006
Cash SG&A expenses	$6,390	$3,225	$3,165	$8,426
Non-cash compensation expense	1,590	1,178	412	604
Non-cash rent expense	31	31	—	—

Total	$8,011	$4,434	$3,577	$9,030

The decrease in cash SG&A expenses of $2.0 million for the three months ended March 31, 2007 compared to the three months ended March 31, 2006 was primarily due to (1) a reduction in commission expense of $0.2 million due to lower revenue recognized in the three months ended March 31, 2007; (2) a decrease of $0.5 million in performance based compensation expense associated with our incentive compensation plan; (3) settlement of litigation resulting in a payment of $0.6 million to us; (4) partial collection of a previously reserved receivable from one of our former officers resulting in a payment to us of $0.3 million; (5) a reduction of $0.3 million in professional fees and director fees as a result of such fees incurred in the three months ended March 31, 2006 related to evaluation of strategic alternatives.

The increase in non-cash compensation expense between the periods was primarily due to the expense related to stock options granted to certain employees and a non-employee director in the Successor Period.

The non-cash rent expense in the Successor Period related to amortization of a favorable facility lease that was recorded as an intangible asset in connection with the Acquisition and will be amortized over the remaining lease term of 6.25 years.

Merger expenses. Merger expenses in the Predecessor Period included $7.8 million of investment banking fees and $0.6 million of legal and advisory fees and expenses incurred in connection with the Transactions as well as change of control payments totaling $2.7 million and $6.3 million of non-cash expense associated with early vesting of restricted stock. Merger expenses in the Successor Period included $0.1 million of legal and advisory fees and expenses incurred in connection with the Transactions as well as an accrual totaling $0.3 million for change of control payments due one year from the Acquisition date.

Other income (expense). Interest expense, net, was $11.5 million in the three months ended March 31, 2007 compared to $4.9 million in the three months ended March 31, 2006. The three months ended March 31, 2007 included $4.0 million related to fees from the non-utilized acquisition financing bridge facility and interest expense on $400.0 million of 9 3/4% Senior Notes issued on February 14, 2007 in connection with the Acquisition. In addition, on February 14, 2007, $187.0 million of our 11.75% Notes were paid, leaving only $2.0 million of such notes outstanding.

In the first quarter of 2006, we sold certain seismic surveys located in Canada as required by an agreement entered into in 1993. We recorded a gain of $257,000 related to such sale.

Income tax expense (benefit). Income tax expense (benefit) was $(4.0) million in the Successor Period, $0.5 million in the Predecessor Period and $0.2 million in the three months ended March 31, 2006. The benefit in the Successor Period related to both our U.S. and Canadian operations. In the U.S., a deferred tax liability of $3.7 million was recorded on the Acquisition date due to the step-up in asset value related to the Acquisition. In the Successor Period, a U.S. Federal tax benefit was recorded equivalent to the amount of deferred tax liability with the remainder of the benefit from the U.S. book loss being offset by a valuation allowance because it was more likely than not that the deferred tax asset would not be realized. In Canada, a tax benefit of $0.5 million was recognized in the Successor Period. Additionally, we recorded tax expense related to state income tax and Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) totaling approximately $0.2 million in the Successor Period. The Predecessor Period and 2006 expense primarily related to taxes on our Canadian operations and, in the Predecessor Period, FIN 48. The Federal income tax expense recorded on our U.S. operations was offset by a reduction in our deferred tax asset valuation allowance resulting in no Federal tax expense in the U.S. for the Predecessor Period or the three months ended March 31, 2006.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue. Total revenue increased $42.7 million, or 28.7%, to $191.9 million for the year ended December 31, 2006, from $149.2 million for the year ended December 31, 2005. This increase was driven by an increase in acquisition revenue on new seismic shoots as well as an increase in licensing revenue from our data library. Acquisition revenue increased 96.7% from $23.8 million in 2005 to $46.8 million in 2006. This increase was the result of the increase in the number and size of seismic surveys being shot in 2006 as compared to 2005. The increase in total resale revenue from $120.1 million in 2005 to $137.7 million in 2006 was primarily the result of a 28.2% increase in the level of cash resales between years reflecting the continued strong demand for our seismic data as drilling activity remained strong throughout North America. Non-monetary exchanges fluctuate year to year depending upon the data available for trade. In 2006, the level of timing of revenue recognition (i.e., revenue deferred and recognition of revenue previously deferred) decreased to $6.9 million compared to $13.3 million in 2005. 2005 included an unusually high level of revenue recognized from previously deferred contracts, or selections, resulting in a $4.8 million decrease between years. Solutions and other revenue increased in 2006 by 41.7% from 2005 primarily due to an increase in the level of reproduction and delivery services provided and the types of products delivered.

Deferred revenue. At December 31, 2006, we had a deferred revenue balance of $47.4 million, compared to the December 31, 2005 balance of $43.3 million. The December 31, 2006 balance consisted of $6.5 million deferred revenue on contracts entered into prior to 2006 and $40.9 million on contracts entered into during 2006. The December 31, 2006 balance included $31.2 million related to data licensing contracts on which selection of specific data had not yet occurred with the balance primarily related to deferred revenue on data acquisition projects. The deferred revenue will be recognized when selection of specific data is made by the customer, upon expiration of the data selection period specified in the data licensing contracts, or as work progresses on the data acquisition contracts. However, in connection with the Acquisition, the deferred revenue balance related to data licensing contracts for which the data has not been fully selected was reduced to zero. Before consideration of the adjustments made to deferred revenue as a result of the Acquisition, deferred revenue would have been recognized no later than the following, based on the expiration of the selection period or our estimate of progress on acquisition projects, although some revenue may have been recognized earlier (in thousands):

2007	$39,332
2008	7,148
2009	558

The remaining approximately $371,000 does not have contractual expiration dates and would be expected to be spread throughout the above periods depending upon the customers’ needs.

Depreciation and Amortization. Seismic data library amortization amounted to $86.0 million for the year ended December 31, 2006 compared to $95.3 million for the year ended December 31, 2005. The amount of seismic data library amortization fluctuates based on the level and location of specific seismic surveys licensed (including licensing resulting from new data acquisition) and selected by our customers during any period as well as the amount of straight-line amortization required under our accounting policy.

Seismic data amortization as a percentage of total seismic revenue is summarized as follows (in thousands):

Components of Amortization	For the year ended December 31,		For the year ended December 31,
	2006	2005	2006	2005
Income forecast	$59,663	$51,835	32%	36%
Straight-line	26,327	43,431	15%	30%

Total	$85,990	$95,266	47%	66%

The decrease in the percentage of income forecast amortization to total seismic revenue for the year ended December 31, 2006 compared to the year ended December 31, 2005 was primarily due to the mix of data being licensed, including the effects of the level of revenue recognized on data whose costs have been fully amortized. For the year ended December 31, 2006, 70% of resale revenue recognized was from data whose costs were fully amortized as compared to 56% for the year ended December 31, 2005. The decrease in the amount of straight-line amortization principally comes from surveys that were less than four years of age at the time of the revision in useful life; the majority of these surveys have become fully amortized.

For the year ended December 31, 2006, the amortization rate utilized under the income forecast method for all components was 70%, and for the year ended December 31, 2005 ranged from 70% to 81%. The rate of amortization with respect to each component is decreased or increased if our estimate of future cash sales from such component is materially increased or decreased, subject to a minimum amortization rate of 70%. Additionally, certain seismic surveys have been fully amortized; consequently, no amortization expense is required on revenue recorded for these seismic surveys.

Selling, general and administrative expenses. SG&A expenses increased $1.0 million to $35.9 million for the year ended December 31, 2006, from $34.9 million for the year ended December 31, 2005. This increase was primarily due to an increase of $0.4 million in professional fees and director fees incurred with respect to evaluating strategic alternatives as well as cash performance based compensation as a result of the improved financial results in 2006 as compared to 2005. These increases were offset by a decrease of $1.9 million in non-cash compensation primarily resulting from the change in the accounting treatment of restricted stock awards under SFAS No. 123(R), “Share-Based Payment,” which we adopted on January 1, 2006.

Merger expenses. The year ended December 31, 2006 included $1.4 million of legal and advisory expenses related to the Acquisition.

Other income (expense). Interest and other income increased $2.9 million, or 294%, to $4.7 million for the year ended December 31, 2006, from $1.6 million for the year ended December 31, 2005. This increase was primarily a result of our increased cash balances, as well as improved rates of return.

In January of 2006, we sold certain seismic surveys located in Canada as required by an agreement entered into in 1993. We recorded a gain of $231,000 related to such sale for the year ended December 31, 2006.

During the years ended December 31, 2006 and 2005, we reported foreign currency transaction gains on U.S. denominated transactions of our Canadian subsidiaries totaling $0.3 million and $1.0 million, respectively.

Income tax expense (benefit). Income tax expense (benefit) was $(0.7) million for the year ended December 31, 2006 compared to $(4.8) million for the year ended December 31, 2005. The 2006 benefit was the net result of (1) the reversal of a reserve totaling $2.0 million on a U.S. tax position following the expiration of the statute; (2) a $0.5 million current U.S. Federal tax expense as a result of estimated alternative minimum tax due for 2006; (3) a $0.2 million current state tax expense; and (4) a $0.6 million expense associated with our Canadian operations. Additionally in 2006, the Federal income tax expense recorded on our U.S. operations was offset by a reduction in our deferred tax asset valuation allowance, other than for the alternative minimum tax mentioned above, as we continued to provide a full valuation allowance because it was more likely than not that the deferred tax asset would not be realized.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenue. Total revenue increased by $11.5 million, or 8.4%, to $149.2 million for 2005, from $137.7 million in 2004. This increase was due to the strong level of licensing data from our existing library. Total resale revenue increased $24.5 million, or 25.7%, to $120.1 million in 2005, from $95.6 million in 2004, reflecting an increase in demand for seismic data from our library. Cash resales increased 21.3% in 2005 compared to 2004, while revenue recognized that had been previously deferred exceeded deferral of revenue by $13.3 million. Partially offsetting the increase in resale revenue was a $13.4 million decrease, or 39.4%, in new data acquisition revenue. In 2005, we planned a reduction in new data acquisitions to allow for cash purchases of existing data. In addition, we experienced a delay in one of our new seismic programs resulting in acquisition revenue being delayed into 2006.

Depreciation and Amortization. Seismic data library amortization amounted to $95.3 million for 2005 compared to $163.0 million in 2004. Amortization for 2004 included $59.1 million of amortization resulting from the revision in the estimated useful life of the data used in the straight-line calculation effective July 1, 2004. Certain seismic surveys within our data library were older than the revised estimate of useful life, resulting in this charge. The amount of seismic data library amortization fluctuates based on the level and location of specific seismic surveys licensed (including licensing resulting from new data acquisition) and selected by our customers during any period as well as the amount of straight-line amortization required under our accounting policy.

Seismic data amortization as a percentage of total seismic revenue is summarized as follows (in thousands):

Components of Amortization	For the year ended December 31,		For the year ended December 31,
	2005	2004	2005	2004
Income forecast	$51,835	$59,935	36%	45%
Straight-line	43,431	43,973	30%	33%
Revision of useful life	—	59,060	—	45%

Total	$95,266	$162,968	66%	123%

The decrease in the percentage of income forecast amortization to total seismic revenue from 2004 to 2005 was primarily due to the mix of data being licensed, including the effects of the level of revenue recognized on data whose costs have been fully amortized. In 2005, 56% of resale revenue recognized was from data whose costs were fully amortized. For the year ended December 31, 2005, the amortization rates utilized under the income forecast method ranged from 70% to 81% and for the year ended December 31, 2004 ranged from 47% to 100%.

Selling, general and administrative expenses. SG&A expenses increased $4.7 million to $34.9 million in 2005, from $30.2 million in 2004. SG&A expenses included non-cash expenses related to restricted stock of $4.7 million in 2005 compared to $22,000 in 2004. The increase in SG&A expenses from 2004 to 2005 was primarily due to performance based compensation expense associated with the incentive compensation plan implemented in 2005, a portion of which is non-cash, as well as expenses associated with restricted stock awards. Additionally, in 2005, our expense related to doubtful accounts increased by $481,000 primarily due to a reserve for a specific customer receivable. These increases were partially offset by a decrease in commission expense due to elimination of commission on revenue for certain senior executives in 2005. SG&A expenses in 2004 included a number of special items related to our reorganization and certain litigation that are not necessarily indicative of our core operations or our prospects and impact comparability between years. These special items totaled $1.5 million in 2004 and consisted of the following (in thousands):

Legal fees and other costs associated with litigation	$174
Litigation accruals	$455
Severance costs related to former executive officers	$877

Other income (expense). Interest and other income was $1.6 million for 2005 compared to $0.9 million for 2004. The increase between years was primarily a result of our growing cash balance, as well as improvements in interest rates.

Interest expense was $24.8 million in 2005 compared to $25.4 million in 2004. The decrease in interest expense from 2004 to 2005 was primarily due to the 2004 expense including overlapping interest on our old senior notes, and our 11.75% Notes as the payoff on our old senior notes did not occur until August 12, 2004, as well as the pay down of $4.0 million of our 11.75% Notes in May 2005.

During the years ended December 31, 2005 and 2004, we reported foreign currency transaction gains on U.S. denominated transactions of our Canadian subsidiaries totaling $1.0 million and $2.4 million, respectively.

Income tax expense (benefit). Income tax expense (benefit) was $(4.8) million in 2005 compared to $(3.3) million in 2004. During 2005, we determined that it was more likely than not that the deferred tax asset related to the Canadian operations would be realized. Therefore, in 2005, $3.6 million of the valuation allowance previously provided against this deferred tax asset was reversed resulting in a tax benefit for the year. In the United States, we continued to provide a full valuation allowance on the benefit resulting from our book losses during 2005 since such benefit was not assured of realization.

The tax benefit in 2004 resulted from benefits in both the U.S. ($1.4 million) and Canada ($1.9 million). In 2004, we completed and filed our U.S. Federal income tax return for the year ended December 31, 2003. As a result, the amount of the tax refund claimed on our return was $11.3 million, representing a $1.4 million increase over the estimated amount of refund previously recorded. Accordingly, an income tax benefit of $1.4 million was recorded in the United States to account for the additional refund. The U.S. benefit resulting from our book losses for the 2004 year was offset by a valuation allowance since such benefit was not assured of realization. The tax benefit in Canada primarily resulted from the carryback to prior years of operating and capital losses generated in 2004, resulting in a refund due of CAD1.3 million.

Our effective income tax rate from continuing operations was 72.8% (benefit) for 2005 and 3.5% (benefit) for 2004. Our effective tax rate for these years differed from the amounts that result from applying the U.S. Federal income tax rate of 35% due principally to the effect of foreign taxes, non-deductible expenses and changes in valuation allowances.

Liquidity and Capital Resources

During the three months ended March 31, 2007, we used approximately $93.0 million of our existing cash to fund the Transactions. In addition, we issued $400.0 million of 9 3/4% Senior Notes and ValueAct Capital made a cash contribution of $153.5 million. In connection with the Transactions, we paid $187.0 million principal of our 11.75% Notes along with accrued interest and a tender and consent fee totaling $48.1 million, purchased the remaining stock not held by ValueAct Capital or management investors for $386.6 million and paid fees and expenses of approximately $24.8 million. As of March 31, 2007, we had $10.2 million in consolidated cash, cash equivalents and short-term investments. Other sources of liquidity include our credit facilities described below.

U.S. Credit Facility. On February 14, 2007, we entered into a new revolving credit facility which provides for up to $25 million, subject to borrowing base limitations. The borrowing base is determined from time to time based on the lesser of:

•	$25 million,

•

75% of our trailing twelve months’ U.S. cash margin (defined as cash resales and Solutions revenue, plus gain on sale of seismic data, less cash cost of sales and cash SG&A expenses, before depreciation and amortization expense), or

•

the sum of (1) 85% of eligible U.S. short term accounts (defined as accounts that are not long term accounts and within 90 days of invoice date), plus (2) the lesser of (a) 50% of eligible U.S. long term accounts (defined as accounts with contracts for periods of performance from one month to 18 months, where the account debtor makes payments over the term of the contract) and (b) $7.5 million, plus (3) $15 million.

At March 31, 2007, there was no outstanding balance under our new revolving credit facility and there was $25.0 million of availability.

Canadian Credit Facility. Our wholly owned subsidiary, Olympic Seismic Ltd. (“Olympic”), has in place a revolving credit facility which allows it to borrow up to CAD5.0 million, subject to an availability formula, by way of prime-based loans, bankers’ acceptances or letters of credit. Available borrowings under the facility are equivalent to a maximum of CAD5.0 million, subject to a requirement that such borrowings may not exceed 75% of good accounts receivable (as defined in the agreement) of SEIC Trust Administration, less prior-ranking claims, if any, relating to inventory or accounts. As of March 31, 2007, no amounts were outstanding on this revolving line of credit and CAD5.0 million was available on the line of credit.

9 3/4% Senior Unsecured Notes. On February 14, 2007, we issued, in a private placement, $400.0 million aggregate principal amount of our 9 3/4% Senior Notes. The proceeds from the notes were used to partially fund the transactions in connection with the Acquisition.

11.75% Senior Unsecured Notes. On July 2, 2004, we issued, in a private placement, $193.0 million aggregate principal amount of our 11.75% Notes. In connection with our 2004 excess cash flow offer in March 2005, $4.0 million aggregate principal amount of these notes were tendered and accepted. In connection with the Transactions, $187.0 million aggregate principal amount of these notes was tendered and accepted on February 14, 2007. As of March 31, 2007, $2.0 million of the 11.75% Notes remain outstanding.

Contractual Obligations. As of March 31, 2007, we had outstanding debt and lease obligations, with aggregate contractual cash obligations summarized as follows (in thousands):

		Payments due by period
Contractual cash obligations	Total	Remainder of 2007	2008-2010	2011-2012	2013 and thereafter
Debt obligations(1)(2)	$676,502	$19,672	$117,921	$80,379	$458,530
Capital lease obligations(2)	5,370	239	965	665	3,501
Operating lease obligations	6,031	849	3,266	1,676	240

Total contractual cash obligations	$687,903	$20,760	$122,152	$82,720	$462,271

(1)	Debt obligations include the face amount of our 9 3/4% Senior Notes totaling $400.0 million and the 11.75% Notes totaling $2.0 million.

(2)	Amounts include interest related to debt and capital lease obligations.

Cash Flows from Operating Activities. Cash provided by (used in) operating activities from continuing operations was $(4.5) million, $5.6 million and $14.0 million for the Successor Period, the Predecessor Period and for the three months ended March 31, 2006, respectively. Operating cash flows for the combined three months ended March 31, 2007 decreased from the three months ended March 31, 2006 primarily due to the payment of fees and expenses totaling approximately $8.5 million related to the Acquisition and an increase in interest expense paid of approximately $1.8 million.

Cash provided by operating activities from continuing operations was $108.5 million for the year ended December 31, 2006 compared to $92.0 million for the year ended December 31, 2005. The increase from 2005 to 2006 was primarily due to an increase in the amount of cash received from customers related to an increase in our cash resales, an increase in interest income and a decrease in interest paid.

Cash provided by operating activities was $92.0 million in 2005 compared to $58.3 million in 2004. This increase in operating cash flows between 2004 and 2005 was principally due to increased collections from our cash license resales and a decrease in the amount and payment of costs associated with our reorganization. These increases were partially offset by a decrease in the amount of tax refunds reflected in each year’s cash flows; 2004 included receipt of a tax refund of $11.3 million whereas 2005 included a receipt of $1.1 million.

Cash Flows from Investing Activities. Cash used in investing activities from continuing operations were $7.7 million, $8.4 million and $11.4 million for the Successor Period, the Predecessor Period and for the three months ended March 31, 2006, respectively. Cash expenditures for seismic data were $7.7 million, $8.4 million and $11.1 million for the Successor Period, the Predecessor Period and for the three months ended March 31, 2006, respectively. The increase in cash invested in seismic data for the combined three months ended March 31, 2007 compared to the three months ended March 31, 2006 was primarily due to an increase in new data acquisition and cash purchases of seismic data.

Cash used in investing activities from continuing operations was $77.7 million for the year ended December 31, 2006 compared to $49.6 million for the year ended December 31, 2005. Cash expenditures for seismic data were $76.8 million for the year ended December 31, 2006 compared to $48.7 million for the year ended December 31, 2005.

Cash used in investing activities from continuing operations was $49.6 million in 2005 compared to $49.8 million in 2004. Cash expenditures for seismic data was $48.7 million for each of 2005 and 2004.

Cash Flows from Financing Activities. Cash used in financing activities were $82.4 million, $0.4 million and $0.3 million for the Successor Period, the Predecessor Period and for the three months ended March 31, 2006, respectively. The Successor Period included (i) the issuance of $400.0 million of our 9 3/4% Senior Notes, (ii) a cash capital contribution of $153.5 million by ValueAct Capital in connection with the Acquisition, (iii) acquisition of all of our outstanding common stock (other than shares owned by ValueAct Capital and management investors) in connection with the Acquisition for a total of $386.6 million, (iv) payment of $233.4 million of principal and tender and consent fee on our 11.75% Notes and (v) payment of $16.3 million of financing fees in connection with the Acquisition.

Cash used in financing activities was $1.2 million in 2006 compared to $6.9 million in 2005. In 2006, we paid tax withholding obligations of our employees totaling $1.2 million in exchange for shares of stock of equal value being withheld or returned to us from such employees. In 2005, we made payments on our 11.75% Notes, term loans and capital leases totaling $6.4 million.

Cash used in financing activities was $6.9 million in 2005 compared to $9.1 million in 2004. In 2005, we made payments on our 11.75% Notes, term loans and capital leases totaling $6.4 million. In 2004, we completed our plan of reorganization resulting in the issuance of common stock for $75.0 million, the issuance of our 11.75% Notes with net proceeds of $182.9 million, the payment in full of our old senior notes of $255.0 million, the payment in full of a term loan for $5.4 million and the payment of professional fees and costs related to such equity and debt transactions of $5.5 million.

Anticipated Liquidity. Our ability to make required payments of principal and interest on borrowings under our revolving credit facilities and in respect of our senior notes, incur additional indebtedness, and comply with our various debt covenants, will depend primarily on our ability to generate substantial operating cash flows. Over the next 12 months, we expect to obtain the funds necessary to pay our operating, capital and other expenses and principal and interest on our senior notes, borrowings under our revolving credit facilities and our other indebtedness, from our operating cash flows, cash and cash equivalents on hand and, if required, from additional borrowings (to the extent available under our revolving credit facilities and otherwise subject to the borrowing base). Our ability to satisfy our payment obligations depends substantially on our future operating and financial performance, which necessarily will be affected by, and subject to, industry, market, economic and other factors. We will not be able to predict or control many of these factors, such as economic conditions in the markets where we operate and competitive pressures.

For a discussion of a number of factors that may impact our liquidity and the sufficiency of our capital resources, see “Risk Factors.”

Deferred Taxes

As of March 31, 2007, we had a net deferred tax liability of $16.6 million attributable to our Canadian operations. In the U.S., we had a net deferred tax asset of $2.0 million, all of which was fully offset by a valuation allowance. The recognition of the U.S. deferred tax asset will not occur until such time that it is more likely than not that some portion or all of the deferred tax asset will be realized. As of March 31, 2007, it was more likely than not that all of the U.S. deferred tax asset will not be realized.

Section 382 of the Internal Revenue Code places a limit on certain tax attributes which were in existence prior to a greater than 50% change in ownership. The rules use a rolling three-year period for determination of such change. At February 14, 2007, we had a change in ownership. However, any limitations resulting from the application of the Section 382 rules are not expected to have a significant effect on us.

Off-Balance Sheet Arrangements

Other than operating leases, we do not maintain any off-balance sheet transactions, arrangements, obligations or other relationships with unconsolidated entities or others that are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenue or expense, results of operations, liquidity, capital expenditures or capital resources.

Market Risk

We are exposed to market risk, including adverse changes in interest rates and foreign currency exchange rates.

Interest Rate Risk

We may enter into various financial instruments, such as interest rate swaps, to manage the impact of changes in interest rates. As of March 31, 2007, we did not have any open interest rate swap or interest rate lock agreements. Therefore, our exposure to changes in interest rates primarily results from our short-term and long-term debt with both fixed and floating interest rates. In addition, obligations outstanding under our new revolving credit facility bear interest at floating rates.

Foreign Currency Exchange Rate Risk

Our Canadian subsidiaries conduct business in the Canadian dollar and are therefore subject to foreign currency exchange rate risk on cash flows related to sales, expenses, financing and investing transactions in currencies other than the U.S. dollar. Currently, we do not have any open forward exchange contracts.

Capital Expenditures

Capital expenditures for seismic data and other property and equipment amounted to $55.2 million, $98.4 million and $21.9 million for the years ended December 31, 2005 and 2006 and for the three months ended March 31, 2007, respectively. Total capital expenditures for 2007 are currently estimated to be $113.8 million. Capital expenditures are comprised of the following (in thousands):

	Predecessor			Successor	Combined	Estimate for the remainder of 2007	Total estimate for 2007
	Actual for year ended December 31, 2005	Actual for year ended December 31, 2006	Actual for the period 1/1/07 to 2/13/07	Actual for the period 2/14/07 to 3/31/07	Actual for three months ended March 31, 2007
New data acquisition	$32,974	$63,704	$7,966	$8,748	$16,714	$56,300	$73,014
Cash purchases of seismic data and other	10,220	16,913	526	3,040	3,566	15,400	18,966
Non-monetary exchanges	11,058	16,496	(7)	1,562	1,555	17,500	19,055
Other property and equipment	985	1,237	60	26	86	2,700	2,786

Total Capital Expenditures	55,237	98,350	8,545	13,376	21,921	91,900	113,821
Less:
Non-monetary exchanges	(11,058)	(16,496)	7	(1,562)	(1,555)	(17,500)	(19,055)
Changes in working capital	5,538	(3,865)	(123)	(4,066)	(4,189)	—	(4,189)

Cash investment per statement of cash flows	$49,717	$77,989	$8,429	$7,748	$16,177	$74,400	$90,577

Capital expenditures funded from operating cash flow are as follows (in thousands):

	Predecessor			Successor	Combined	Estimate for the remainder of 2007	Total estimate for 2007
	Actual for year ended December 31, 2005	Actual for year ended December 31, 2006	Actual for the period 1/1/07 to 2/13/07	Actual for the period 2/14/07 to 3/31/07	Actual for three months ended March 31, 2007
Total Capital Expenditures	$55,237	$98,350	$8,545	$13,376	$21,921	$91,900	$113,821
Less:
Non-cash additions	(11,058)	(16,496)	7	(1,562)	(1,555)	(17,500)	(19,055)
Cash underwriting	(21,385)	(42,327)	(6,087)	(6,272)	(12,359)	(34,000)	(46,359)

Capital expenditures funded from operating cash flow	$22,794	$39,527	$2,465	$5,542	$8,007	$40,400	$48,407

As of March 31, 2007, we had capital expenditure commitments related to data acquisition projects of approximately $46.5 million, of which we have obtained approximately $32.3 million of cash underwriting and $47,000 of underwriting from non-monetary exchanges.

Impact of Recently Issued and Proposed Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently assessing the impact of adopting SFAS No. 157 but do not expect that it will have a material effect on our consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB No. 115” (“SFAS No. 159”). SFAS No. 159 provides a fair value measurement option for eligible financial assets and liabilities. Under SFAS No. 159, an entity is permitted to elect to apply fair value accounting to a single eligible item, subject to certain exceptions, without electing it for other identical items and include unrealized gains and losses in earnings. The fair value option established by this Statement is irrevocable, unless a new election date occurs. This standard reduces the complexity in accounting for financial instruments and mitigates volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently evaluating the impact the adoption of SFAS No. 159 will have on our financial statements, but do not presently anticipate it will have a material effect on our consolidated financial position, results of operations or cash flows.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

On February 9, 2007, we issued and sold the old notes to the placement agents in a private placement transaction exempt from the registration requirements of the Securities Act. The placement agents subsequently sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Because the old notes are subject to transfer restrictions, we, our guarantors and the placement agents in the February 2007 offering entered into a registration rights agreement dated February 9, 2007 under which we agreed, with respect to the old notes, to:

•	file a registration statement with the SEC, enabling holders to exchange the old notes for publicly registered exchange notes with substantially identical terms as the old notes;

•	use our best efforts to cause the registration statement to be declared effective within 240 days after February 9, 2007; and

•	file a shelf registration statement for the resale of the old notes in the event that we cannot effect an exchange offer within the time period listed above and in certain other circumstances.

The Registration Statement is intended to satisfy our exchange offer obligations under the registration rights agreement.

Under existing interpretations of the SEC, the new notes will be freely transferable by holders other than our affiliates after the exchange offer without further registration under the Securities Act if the holder of the new notes represents that:

•	it is acquiring the new notes in the ordinary course of its business;

•	it has no arrangement or understanding with any person to participate in the distribution of the new notes;

•	it is not an affiliate of us, as such terms are interpreted by the SEC; and

•	if such holder is not a broker-dealer, then such holder is not engaged in and does not intend to engage in, a distribution of the new notes.

However, participating broker-dealers receiving new notes in the exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes, other than a resale of an unsold allotment from the original sale of the old notes, with this prospectus. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus in connection with the resale of such new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where such notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such new notes. See “Plan of Distribution.”

Terms Of The Exchange Offer; Period For Tendering Old Notes

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (which together constitute the exchange offer), we will accept for exchange old notes which are properly tendered on or prior to the expiration date and not withdrawn as permitted below. The expiration date will be 5:00 p.m., New York City time, on                 , 2007, unless extended by us in our sole discretion.

As of the date of this prospectus, $400,000,000 aggregate principal amount of the old notes are outstanding. Only a registered holder of the old notes (or such holder’s legal representative or attorney-in-fact) as reflected on the records of the trustee under the applicable indenture may participate in the exchange offer. There will be no fixed record date for determining registered holders of the old notes entitled to participate in the exchange offer. The old notes may be tendered only in integral multiples of $1,000. This prospectus, together with the letter of transmittal, is first being sent on or about                 , 2007 to all holders of old notes known to us.

We shall be deemed to have accepted validly tendered old notes when, as and if we have given oral or written notice thereof to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purposes of receiving the new notes from us.

We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for any exchange of any old notes, by giving notice of such extension to the exchange agent and the holders of the old notes as described below. During any such extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

We expressly reserve the right, in our sole and absolute discretion:

•	to delay accepting any old notes;

•	to extend the exchange offer;

•	to terminate the exchange offer; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any manner.

If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment by means of a prospectus supplement that will be distributed to the eligible holders of old notes. Any delay in acceptance, extension, termination, amendment or waiver will be followed promptly by oral or written notice to the exchange agent and by making a public announcement of it, and the notice and announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the exchange offer was previously scheduled to expire. Subject to applicable law, we may make this public announcement by issuing a press release.

Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware Corporation Law in connection with the exchange offer.

Procedures For Tendering Old Notes

Only a registered holder of old notes may tender such old notes in the exchange offer. To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or facsimile thereof, have the signatures thereon guaranteed if required by the letter of transmittal, and mail or otherwise deliver such letter of transmittal or such facsimile to the exchange agent at the address set forth below under “—Exchange Agent” for receipt prior to the expiration date. In addition, either:

•	certificates for such old notes must be received by the exchange agent along with the letter of transmittal;

•

a timely confirmation of a book-entry transfer of such old notes, if such procedure is available, into the exchange agent’s account at the depositary pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

•	the holder must comply with the guaranteed delivery procedures described below.

The tender by a holder which is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service, properly insured. If delivery is by mail, we recommend that you use registered mail, properly insured, with return requested. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. You should not send letters of transmittal or old notes to us. You may request your respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on such beneficial owner’s behalf. If such beneficial owner wishes to tender on such owner’s own behalf, such owner must, prior to completing and executing the letter of transmittal and delivering such owner’s old notes, either make appropriate arrangements to register ownership of the old notes in such owner’s name or obtain a properly completed power of attorney from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution unless the old notes tendered pursuant thereto are tendered:

•	by a registered holder of the old notes who has not completed the box entitled “Special Issuance Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantees must be by an eligible institution. Eligible institutions include any firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in the United States.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed therein, such old notes must be endorsed or accompanied by a properly completed bond power, signed by such registered holder as such registered holder’s name appears on such old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

The exchange agent and the depositary have confirmed that any financial institution that is a participant in the depositary’s system may utilize the depositary’s Automated Tender Offer Program to tender old notes.

All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered old notes will be determined by us in our sole discretion. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or to not accept any particular old notes our acceptance of which might, in our judgment or our counsel’s judgment, be unlawful. We also reserve the right to waive any defects or irregularities or conditions of the exchange offer as to particular old notes either before or after the expiration date (including the right to waive the ineligibility of any holder who seeks to tender old notes in the exchange offer). Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of old notes for exchange, nor shall any of them incur any liability for failure to give such notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

While we have no present plan to acquire any old notes which are not tendered in the exchange offer or to file a registration statement to permit resales of any old notes which are not tendered pursuant to the exchange offer, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding subsequent to the expiration date or, as set forth below under “—Certain Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

By tendering, each holder will represent to us in writing that, among other things:

•	the new notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the holder and any beneficial holder;

•	neither the holder nor any such beneficial holder has an arrangement or understanding with any person to participate in the distribution of new notes;

•

the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the exchange offer for the purposes of distributing the new notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the new notes acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters;

•

the holder and any beneficial holder understands that a secondary resale transaction described in the third bullet point above and any resales of new notes obtained by such holder in exchange for old notes acquired by such holder directly from us should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the SEC; and

•	the holder is not an “affiliate,” as defined in Rule 405 of the Securities Act, of our company.

If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making activities or other trading activities, the holder is required to acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such new notes. However, by so acknowledging and by delivering a prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Acceptance of Old Notes For Exchange; Delivery Of New Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date of the exchange offer, all old notes properly tendered, and will issue the new notes promptly after acceptance of the old notes. See “—Conditions to the Exchange Offer” below. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered old notes for exchange when, as and if we have given oral and written notice to the exchange agent. The new notes will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes, from February 15, 2007. Accordingly, registered holders of new notes on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid or, if no interest has been paid, from February 15, 2007. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer. Holders of old notes whose old notes are accepted for exchange will not receive any payment for accrued interest on the old notes otherwise payable on any interest payment date the record date for which occurs on or after consummation of the exchange offer and will be deemed to have waived their rights to receive accrued interest on the old notes.

Return of Old Notes

If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are withdrawn or are submitted for a greater principal amount than the holders desire to exchange, such unaccepted, withdrawn or non-exchanged old notes will be returned without expense to the tendering holder of such old notes (or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the depositary pursuant to the book-entry transfer procedures described below, such old notes will be credited to an account maintained with the depositary) as promptly as practicable after the expiration of the exchange offer.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the depositary for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the depositary’s systems may make book-entry delivery of old notes by causing the depositary to transfer such old notes into the exchange agent’s account at the depositary in accordance with the depositary’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the depositary, the letter of transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the exchange agent at the address set forth below under “—Exchange Agent” on or prior to the expiration date or pursuant to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders who wish to tender their old notes and (i) whose old notes are not immediately available or (ii) who cannot deliver their old notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date, may effect a tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and a duly executed letter of transmittal and notice of guaranteed delivery substantially in the form provided by us (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number(s) of such old notes and the principal amount of old notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificate(s) representing the old notes in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the certificates representing all tendered old notes in proper form for transfer or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within five New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their old notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of old notes may be withdrawn at any time prior to the expiration date.

To withdraw a tender of old notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth below, prior to the expiration date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn (including the certificate number or numbers and aggregate principal amount of such old notes);

•	where the certificates for old notes have been transmitted, specify the name in which such old notes are registered, if different from that of the withdrawing holder.

If certificates for old notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If old notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the depositary to be credited with the withdrawn old notes and otherwise comply with the procedures of such facility. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by us in our sole discretion, and our determination shall be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no new notes will be issued with respect thereto unless the old notes so withdrawn are validly retendered. Properly withdrawn old notes may be retendered by following one of the procedures described above at any time prior to the expiration date.

Certain Conditions To The Exchange Offer

Notwithstanding any other provision of the exchange offer, we shall not be required to accept for exchange, or to issue new notes in exchange for, any old notes. We may terminate or amend the exchange offer if at any time before the acceptance of such old notes for exchange or the exchange of new notes for such old notes, we determine that:

•	the exchange offer does not comply with any applicable law or any applicable interpretation of the staff of the SEC;

•	we have not received all applicable governmental approvals; or

•	any actions or proceedings of any governmental agency or court exist which could materially impair our ability to consummate the exchange offer.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our reasonable discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939, as amended. In any such event we are required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Exchange Agent

LaSalle Bank National Association has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of the addresses set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

By Mail, Hand (up to 4:30 p.m.) or Overnight Delivery:

LaSalle Bank, National Association, as Exchange Agent

135 S. LaSalle Street, Suite 1560

Chicago, Illinois 60603

Attention: Frank A. Pierson

By Facsimile:

(312) 904-4018

Confirm by Telephone:

(312) 904-5527

Delivery other than as set forth above will not constitute a valid delivery.

Fees and Expenses

The expenses of soliciting tenders will be borne by us. The principal solicitation is being made by mail. However, additional solicitation may be made by facsimile, telephone or in person by our officers and employees.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

The expenses to be incurred in connection with the exchange offer will be paid by us. Such expenses include registration fees, fees and expenses of the exchange agent and trustee, accounting and legal fees and printing costs, among others.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that holders who instruct us to register new notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax thereon.

Accounting Treatment

The new notes will be recorded at the same carrying value as the old notes, which is the principal amount as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized. The debt issuance costs will be capitalized for accounting purposes and will be amortized over the term of the new notes.

Consequences Of Failure To Exchange; Resales Of New Notes

Participation in the exchange offer is voluntary. Holders of the old notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

Holders of old notes who do not exchange their old notes for new notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of those old notes as set forth in the legend thereon as a consequence of the issuance of the old notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of, the Securities Act and applicable state securities laws. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Old notes not exchanged pursuant to the exchange offer will continue to accrue interest at 9 3/4% per annum and will otherwise remain outstanding in accordance with their terms. Holders of old notes do not have any appraisal or dissenters’ rights under the Delaware General Corporation Law in connection with the exchange offer.

Based on interpretive letters issued by the staff of the SEC to third parties in unrelated transactions, we are of the view that new notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by holders thereof (other than any such holder which is our “affiliate” within the meaning of Rule 405 under the Securities Act or any broker-dealer that purchases notes from us to resell pursuant to Rule 144A or any other available exemption), without compliance with the registration and prospectus delivery provisions of the Securities Act. This is the case provided that such new notes are acquired in the ordinary course of such holders’ business and such holders have no arrangement or understanding with any person to participate in the distribution of such new notes. If any holder has any arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer, such holder:

•	could not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

A broker-dealer who holds old notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be all “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such new notes.

The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making or other trading activities. Pursuant to the registration rights agreement, we have agreed to make this prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of one year following the effective date. See “Plan of Distribution.”

We have not requested the staff of the SEC to consider the exchange offer in the context of a no-action letter, and there can be no assurance that the staff would take positions similar to those taken in the interpretive letters referred to above if we were to make such a no-action request.

In addition, to comply with the securities laws of applicable jurisdictions, the new notes may not be offered or sold unless they have been registered or qualified for sale in the applicable jurisdictions or an exemption from registration or qualification is available and is complied with. We have agreed, under the registration rights agreement and subject to specified limitations therein, to register or qualify the new notes for offer or sale under the securities or blue sky laws of the applicable jurisdictions in the United States as any selling holder of the notes reasonably requests in writing.

BUSINESS

General

We are a leading provider of seismic data to the oil and gas industry in North America. Our products and services are critical for the exploration for, and development and management of, oil and gas reserves by oil and gas companies. We have ownership in an extensive library of proprietary onshore and offshore seismic data that we have accumulated since our inception in 1982 and that we license to a wide range of oil and gas companies. Our customers use seismic data to identify geographical areas where subsurface conditions are favorable for oil and gas exploration, to determine the size, depth and geophysical structure of previously identified oil and gas fields and to optimize the development and production of oil and gas reserves. The importance of seismic data usage in the exploration, development and management process drives demand for our data in our library.

We have built a library of onshore seismic data that we believe is one of the largest libraries available for licensing in the United States and Canada. Our seismic data library includes both onshore and offshore 3D and 2D data. We have ownership in over 38,000 square miles of 3D and approximately 1.1 million linear miles of 2D seismic data concentrated primarily in the major active North American oil and gas producing regions. The majority of our onshore seismic data covers sections of the U.S. Gulf Coast, including Eastern Texas, Southern Louisiana and Mississippi, as well as Western Canada, the Rocky Mountains and Northern Louisiana. We have one of the largest seismic data libraries in each of these regions. We also have ownership in a library of offshore data covering parts of the shelf and certain deep water areas in the Western and Central U.S. Gulf of Mexico and the waters off the coast of Eastern Canada. We serve a market which includes over 1,600 companies in the oil and gas industry. Our customers range from small and mid-cap exploration and production companies and private prospecting individuals to large independent oil and gas companies and also include global oil and gas companies.

Several factors lead to multiple licensing of our seismic data. New oil and gas field discoveries can cause renewed exploration activity in a previously assessed surrounding area and pipeline and oil and gas infrastructure expansion may make new oil and gas fields economically viable. New drilling technologies can cause oil and gas companies to reevaluate existing oil and gas fields and new data processing technologies can create additional value in previously processed seismic data. In addition, merger and acquisition activity can change the ownership of fields often requiring re-licensing of data. Each of these factors drives repeat demand for our existing seismic library.

We also regularly add to our seismic data library by creating new seismic data. These data creation programs are substantially underwritten by our customers in exchange for a license granting them access to the newly acquired data with a limited exclusivity period. We do not employ seismic crews or own any seismic survey equipment but instead contract our data shoots to third-party seismic acquisition companies. We believe this practice allows us to respond quickly to changes in demand and minimizes ongoing capital requirements. We also purchase seismic surveys or entire seismic libraries from oil and gas companies which have discontinued their exploration and production in a particular geographical area and no longer require ownership of their data or library or which have otherwise determined to sell their data or library. These purchases are funded with cash or structured as non-monetary exchanges, whereby we acquire ownership of existing data from customers in exchange for a grant of a non-exclusive license to use other data from our library. We also create new value-added products by applying advanced seismic data processing or other quantitative analytical techniques to selected portions of our library. Historically, some of our seismic data has remained useful for decades after its creation. For example, we continue to license 13 year old 3D data and 2D data created over 20 years ago. We expect this to continue and our data to remain useful for extended periods after its creation.

To support our seismic data licensing business and our clients, we maintain warehouse and electronic storage facilities at our Houston, Texas headquarters and our Calgary, Alberta location. Through our Solutions business unit, we offer the ability to access and interact with the seismic data we own and market via a standard web browser and the Internet.

In each of fiscal 2006, 2005 and 2004, 96% of our revenues were attributable to acquisition and licensing of seismic data. Other revenues during these years were primarily derived from Solutions for reproduction and delivery of seismic data licensed by our clients. See Note O to Notes to Consolidated Financial Statements for information about our revenue by geographical area.

Because our historical success was built around our seismic expertise and the quality of our library, in 2002 we refocused our operations on our core competency of seismic data licensing. As of December 31, 2006, we have sold all of our assets which engaged in the exploration for and development, production and sale of oil and natural gas.

We are incorporated under the laws of the State of Delaware. Our principal executive offices are in Houston, Texas.

Industry Overview

Seismic data is critical to the oil and gas exploration process due to its ability to increase significantly the success rate of locating commercial oil and gas deposits by producing detailed images of the earth’s subsurface features. The overall demand for seismic data and related geophysical services is dependent upon spending by oil and gas companies for exploration, production, development and field management activities. This spending, in turn, is driven largely by present and expected future demand and pricing for crude oil and natural gas. Demand for these commodities is influenced by global economic growth as well as political, economic, tax and environmental considerations. The Energy Information Administration projects continued growth for worldwide energy demand through 2030 despite higher energy prices. Much of this growth is expected to come from Asia, including China and India, where demand is projected to nearly triple between 2003 and 2030.

Oil and natural gas supply constraints have caused an increase in exploration and production spending in both the United States and Canada and have led to increasing commodity prices during recent years. Since the end of 1999, annual worldwide geophysical equipment and services spending has increased at a compound annual rate of 11.2%. Worldwide spending on geophysical equipment and services is expected to increase 25% in 2007.

A majority of our revenues comes from small and mid-cap exploration and production companies, independent oil and gas companies and private prospecting individuals. To achieve and maintain their success, we believe our customers will need to continue to find new, and exploit existing, oil and natural gas reserves, which we believe will require significant amounts of capital spending on seismic data among other things. We believe there will continue to be an incentive for exploration and production spending in the United States and Canada because this area represented approximately 26.5% of global energy demand in 2003 and remains one of the most politically and economically stable producing regions.

Reflecting the increased spending by oil and gas companies, the U.S. and Canadian onshore rig counts have also increased significantly since 2002. The onshore rig count in the United States and Canada averaged 2,026 rigs for the year ended December 31, 2006, well above the average onshore rig count of 1,497 rigs from 2002 to 2006. The onshore rig count in the United States and Canada averaged 1,994 rigs from January 1, 2007 to July 6, 2007. Onshore rig utilization in the United States averaged 81.6% during 2006.

We believe the use of 3D seismic data and advanced processing techniques, coupled with advances in drilling and completion techniques, is enhancing the ability of oil and gas companies to explore for, develop and manage oil and gas reserves. We believe that seismic industry market conditions will remain favorable as a result of stable commodity demand, continued spending to replace oil and gas reserves and continued high onshore rig counts in the United States and Canada.

Competitive Strengths

We believe we have the following competitive strengths:

Industry Leading Data Library. The size and coverage of our seismic data library enables us to capitalize on the favorable trends in the North American oil and gas exploration market. Our competitive advantage is driven by our ability to:

•	Successfully bid for seismic data that is for sale in our areas of focus as a result of our knowledge of data return characteristics for similar data in our existing library;

•	Pursue flexible data acquisition strategies such as structuring non-monetary data-for-license exchanges which preserves capital for other data acquisitions;

•

Creatively market our data library with an innovative strategy, which includes tailoring licenses to meet a client’s need using non-monetary exchanges and “library cards,” which are data license agreements where the client is entitled to select and license specific data over a period of time from our data library;

•	Combine client data with our data to create a more relevant profile of a potential production site;

•	Generate client trust by participating in joint data creation projects with significant alignment of objectives; and

•	Retain and grow valuable client relationships.

Defensible Market Position. With one of the largest onshore seismic data libraries in the active North American oil and natural gas basins, we have an established competitive position within this growing market. Since 1993, we have invested over $1 billion to build our data library. Over 74% of this investment has been in 3D data. We believe that the current replacement cost of our seismic library significantly exceeds our original investment, and that our broad geographic coverage and strong presence in the active North American onshore oil and gas basins coupled with our domain expertise creates significant barriers to replication and a defensible market position. We believe competitors will generally not shoot over areas already in our library because it is not economically viable to do so.

Consistent, Long Term Cash Returns. We derive revenue from the non-exclusive licensing of our data. Importantly, data within our library can be licensed on a non-exclusive basis multiple times over a span of many years. We have proven our ability to license onshore data surveys decades after their creation. Typically, our surveys continue to generate revenue long after our investment is fully recovered. For the year ended December 31, 2006, 42% of our total resale revenue came from data acquired before 2001. With respect to our onshore library, we believe our cash resales are highly predictable on an annual basis and have a lower sensitivity to rig count and natural gas prices than other sectors of the oil and gas industry. For the last two years, we achieved an average return on investment in excess of 40% on newly created data.

Low Cost Operating Structure. We operate with a low cost structure by maintaining an efficient base of assets and employees. We do not own seismic acquisition equipment or employ seismic acquisition crews, but engage, as required, third-party contractors with qualified equipment to shoot new data. In addition, the majority of our capital expenditures for data acquisitions are discretionary. We believe this minimizes ongoing capital requirements and results in substantially less volatility in cash flows by enabling us to respond quickly to changes in demand. In addition, the creation of new surveys provides cost-effective growth opportunities since we impose strict capital investment thresholds with targeted underwriting levels averaging 70% and do not start work on new acquisition programs without an underwriting commitment. On occasion, when our underwriting customer owns other attractive seismic data that we want to obtain, Seitel may decide to take ownership in this data to cover part of the customer’s underwriting obligation. For the years 2006, 2005 and 2004, we achieved 73.5%, 72.2% and 73.5% average underwriting levels for new seismic acquisition projects.

Diversified Customer Base. We serve a market which includes over 1,600 companies in the oil and gas industry and our customers range from small exploration and production companies and private prospecting individuals to large independent oil and gas companies and also include global oil and gas companies. We believe that the quality of our data, the breadth of its coverage in the major active onshore basins in North America and our longstanding commitment to client service enables us to attract top-tier clients and maintain and grow existing client relationships. These relationships also create access to additional data surveys and sales opportunities.

Favorable Industry Fundamentals. We are positioned to benefit from favorable long-term oil and gas industry trends, including:

•

Sustained demand for oil and natural gas. The worldwide demand for oil and natural gas continues to increase significantly, led by the increases in demand from China, India and other developing countries;

•

High commodity prices. While demand has increased, the supply of oil and natural gas has remained relatively flat, creating a significant increase in the prices of oil and natural gas during recent years;

•

Increased exploration expenditures. We believe that we are at the beginning of a significant period of elevated exploration spending in the North American oil and gas market. Many exploration and production companies are moving from development to exploration spending to increase reserves that have been depleted from an extended period of development;

•

Advanced drilling technology. Exploration technology and drilling methods have improved significantly since the 1990s. These methods have made the development of existing oil and gas fields formerly impeded by geologic barriers or other reasons, commercially and economically viable. With the advent and success of these new technologies, development companies continue to re-examine oil and gas fields in proven regions, creating demand for seismic data;

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Seismic data advancements. New advances in processing and interpreting seismic data have increased the usefulness of data and as a result improved the viability of exploring domestic oil and gas fields. The improvement in data quality often leads to new analysis of existing oil and natural gas fields; and

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United States’ dependence on foreign oil and gas. While long recognized as a potential danger, recent geopolitical events and continued instability in the Middle East have created a renewed, more powerful desire by the United States to reduce its dependence on foreign supply of oil and natural gas.

Strong Management Team. Seitel’s strong senior management team is comprised of individuals with an average of over 20 years experience in the oil and gas services industry and established relationships with end-users of these services. Seitel is led by Robert Monson (President and Chief Executive Officer). The management team also includes William Restrepo (Chief Financial Officer), Kevin Callaghan (Chief Operating Officer), Robert Simon (President, Seitel Data), Randall Sides (President, Olympic Seismic), Marcia Kendrick (Chief Accounting Officer) and Garis Smith (Senior Vice President), all of whom have extensive industry experience. Messrs. Monson and Restrepo moved from Schlumberger Limited to Seitel after Seitel emerged from bankruptcy in 2004 and instilled a professional and disciplined management approach.

Business Strategy

We believe our strategy will continue to distinguish us from our competitors. Specifically, we intend to:

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Continue growing our seismic data library using a combination of new seismic data creation, cash purchases of seismic data, non-monetary exchanges and new value-added products created from our existing data;

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Maintain a disciplined return on investment approach to operating and capital expenditures. We only intend to pursue new acquisition projects if we believe that conditions exist for repeated licensing of the same data over an extended period of time. We seek significant underwriting commitments before undertaking new acquisition projects as underwriting levels are generally a predictor of long-term demand for seismic data. We target an average of 70% underwriting level for all new seismic acquisition projects on an aggregate basis. For the years 2006, 2005 and 2004, we achieved 73.5%, 72.2% and 73.5% average underwriting levels for new seismic acquisition projects. Additionally, when acquiring 3D surveys, we consider the proximity to 3D surveys already in the library. We believe that there is greater value in contiguous data, or reasonably close concentrations of surveys in a single area;

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Continue outsourcing the more capital intensive services in the seismic value chain, including seismic data gathering and the employment of field equipment and crews. This strategy enables us to select vendors with the best price, equipment and skill sets for a particular environment, geographical location or geophysical objective and provides us with access to state-of-the-art equipment and emerging technologies. It also gives us the flexibility to respond appropriately to changing market conditions, making our financial performance more stable;

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Leverage our strong geophysical, technical and field operating management with third-party outsourcing to help align our interests with those of our underwriting customers. We believe this strategy has enabled us to become a leading provider in certain key U.S. basins where local expertise is important. We believe we have developed expertise in certain areas of Southern Louisiana, Texas, the Gulf Coast, Alberta and Northeast British Columbia, and that there are opportunities to continue library expansion in these areas and to repeat this approach in the U.S. Rocky Mountain region, Northern Louisiana and certain selected areas of the market outside North America; and

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Increase our focus on creating value-added products from the data in our library, primarily by applying complex imaging technology, such as complex depth imaging. These value-added products enhance the useful information that can be extracted from a given data set.

Seismic Data

Oil and gas companies consider seismic data an essential tool in finding hydrocarbons. Oil and gas companies use seismic data in oil and gas exploration and development efforts to increase the probability of drilling success. Further, seismic data analysis can increase recoveries of reserves from existing, mature oil fields by optimizing the drilling location of development wells and by revealing additional, or “step-out,” locations that would not otherwise be apparent. 3D seismic data provides a graphic depiction of the earth’s subsurface from two horizontal dimensions and one vertical dimension, rendering a more detailed picture than 2D data, which presents a cross-sectional view from one vertical and one horizontal dimension. The more comprehensive geophysical information provided by 3D surveys significantly enhances an interpreter’s ability to evaluate the probability of the existence and location of oil and gas deposits. According to the Department of Energy, 3D seismic data has been a key factor in improving drilling success ratios and lowering finding and field extension costs. However, the cost to create 3D seismic data is significantly more than the cost to create 2D seismic data. As a result, 2D data continues to be used by clients for preliminary, broad-scale exploration evaluation, as well as in determining the location and design of 3D surveys. 3D surveys can then be used for more detailed analysis to maximize actual drilling potential and success.

Although we amortize our seismic data over a maximum period of four years, much of our seismic data has continued to generate licensing revenue past the amortization period. Assuming the data is sampled and gathered adequately in the field recording phase, it is amenable to re-evaluation and re-presentation, multiple times, using new or alternate processing techniques or updated knowledge of the Earth model.

Management believes the level of resales from various vintages of our investment is useful in order to assess the resiliency and value of our seismic data library. Management considers estimated longevity of and foreseeable demand for data in determining whether to undertake new data acquisition projects. For the year ended December 31, 2006, resale revenue from U.S. onshore 3D data and Canadian 2D and 3D data was recognized from net investments made in the indicated periods (in thousands):

	Resale Revenue	Percentage	Net Investment(1)	Percentage
Investments prior to 2001	$45,869	42%	$184,254	43%
Investments 2001 through 2006	62,833	58%	241,516	57%

Total U.S. 3D onshore and Canada 2D and 3D	$108,702	100%	$425,770	100%

(1)	Net investment reflects total data cost less client underwriting.

Reconciliation of resale revenue for U.S. 3D onshore and Canada 2D and 3D (a non-GAAP financial measure) to total revenue (the most directly comparable GAAP financial measure) for the year ended December 31, 2006 (in thousands):

Total resale revenue—U.S. 3D onshore and Canada 2D and 3D	$108,702
Other revenue components:
Other resale revenue (principally offshore and U.S. 2D)	28,997
Acquisition revenue	46,821
Solutions and other revenue	7,399

Total revenue	$191,919

Reconciliation of net investment for U.S. 3D onshore and Canada 2D and 3D data (a non-GAAP financial measure) to net book value at December 31, 2006 (the most directly comparable GAAP financial measure) (in thousands):

Net investment in seismic data—U.S. 3D onshore and Canada 2D and 3	$425,770
Add:
Acquisition revenue—3D onshore	372,800
Other seismic data investment (principally offshore, U.S. 2D and value added products)	399,025
Less:
Impairment charges	(112,923)
Accumulated amortization	(961,549)

Net seismic data library	$123,123

Seismic Data Library

Our seismic data library includes onshore and offshore 3D and 2D data and offshore multi-component data. As of March 31, 2007, we had ownership in over 38,000 square miles of 3D and approximately 1.1 million linear miles of 2D seismic data concentrated primarily in the major North American oil and gas producing regions. The majority of our seismic data library covers onshore regions within North America, with a geographic concentration on the onshore and transition zone of the U.S. Gulf Coast extending from Texas to Florida, Western Canada, Mississippi, Eastern Texas, the Rocky Mountain region and Northern Louisiana. Most of our remaining seismic data library covers the offshore Gulf of Mexico and Eastern Canada. Our seismic data concentration is primarily in the 3D market. The following table describes our 3D seismic data library as of March 31, 2007.

3D Data Library at March 31, 2007	Square Miles	Percentage of Subtotal
Gulf Coast Texas	6,828	40%
Southern Louisiana/Mississippi	6,849	40%
Rockies	1,639	10%
Northern Louisiana	399	2%
Other	1,374	8%

Total U.S. Onshore	17,089	100%

Canada	10,412	100%

Total U.S. Offshore	10,509	100%

Worldwide Total	38,010	100%

U.S. Onshore. The U.S. onshore 3D sector of our seismic data library is comprised principally of our Gulf Coast Texas and Southern Louisiana/Mississippi components. We began accumulating this data in 1993 and 1994. Until recent years, the Southern Louisiana/Mississippi component of our U.S. onshore seismic data library grew significantly faster than our Gulf Coast Texas component. More recently, our Gulf Coast Texas component has experienced significant growth and now is approximately the same size as our Southern Louisiana/ Mississippi component. These areas form the core of our U.S. onshore database and currently represent the areas of most demand from our U.S. clients.

The Rocky Mountain region and Northern Louisiana sectors, although currently small contributors, are believed to be areas of potential growth in the future. We own relatively small amounts of seismic data in other areas, such as Alabama, Michigan and North Dakota.

Canada. The Canadian market is less mature than the U.S. Gulf Coast and includes areas still considered frontier, or underexplored. Accordingly, there is still a significant demand for 2D data, with 3D data representing an increasing part of the market in recent years. During the period from 2004 through 2006, demand for our 3D seismic data began to exceed the demand for our 2D seismic data, and we anticipate that demand for our 3D seismic data will continue to exceed that for our 2D seismic data in the future. The accumulation of 3D data in our seismic library began in 1998 and has grown at an average rate in excess of 1,000 square miles per year.

Offshore U.S. Gulf of Mexico. We have accumulated 10,509 square miles of conventional U.S. Gulf of Mexico offshore 3D data since 1993. The offshore Gulf of Mexico was a high growth area for us in the 1990’s. Although we have not shot new offshore survey in recent years, we may add offshore Gulf of Mexico data through noon-monetary exchanges.

Data Library Growth

We regularly add to our library of seismic data by (1) recording new data, (2) buying ownership of existing data for cash, (3) acquiring ownership of existing data from customers in exchange for a grant of a non-exclusive license to data from our library, a “non-monetary exchange,” or (4) creating new value-added products from data existing within our library.

Underwritten Data Acquisitions. We create new seismic data designed in conjunction with our customers and specifically suited to the geology and environmental conditions of the area using the most appropriate technology available. Typically one or more customers will underwrite or fund a significant portion of the direct cost in exchange for a license or licenses to use the resulting data. Under such licenses, the customers usually have exclusive access to use the newly acquired data for a limited term, which is usually six months, after which the data is added to our library for licensing to the industry on a non-exclusive basis. Data acquisition activity during 2005 and 2006 occurred in the Texas Gulf Coast, Southern Louisiana, Wyoming and Western Canada. All field work on these projects is outsourced to subcontractors, as is the data processing for those projects in Canada and the Rocky Mountain region. A significant percentage of the data processing for Gulf Coast projects is processed by our wholly-owned subsidiary Matrix Geophysical, Inc. We employ experienced geoscientists who design seismic programs and oversee field acquisition and data processing to ensure the quality and longevity of the data created.

Cash Purchases. We purchase data for cash from oil and gas companies, other seismic companies or financial investors in seismic data when opportunities arise and within the limits of our capital expenditure budget.

Non-Monetary Exchanges. We grant our customers a non-exclusive license to selected data from our library in exchange for ownership of seismic data from the customer. The data that we receive is distinct from the data that is licensed to the customer. These transactions, which have been an essential tool in the growth of our seismic data library, will tend to be for individual surveys or groups of surveys, rather than whole libraries. Occasionally, we use non-monetary exchanges in conjunction with data acquisitions and cash purchases.

Value-Added Products. We create new products from existing seismic surveys in our library by extracting a variety of additional information from such existing surveys that were not readily apparent in the initial products. Opportunities to extract such additional information and create such additional products may result from information from secondary sources, alternative conclusions regarding the initial products and applying alternate or more complex processes to the initial products, or some combination of these factors. Additional products may include Pre-Stack Time Migration volumes, Amplitude Versus Offset volumes, Complex Attribute volumes, Rock Property volumes and Pre-Stack Depth Migration volumes. Typically, one or more customers will underwrite a portion of the direct cost involved in these projects in exchange for a license or licenses to use the resulting data. Under such licenses, the customers usually have exclusive access to the newly acquired data for a limited term, which is usually three months or less. After such limited term of exclusivity, the data is added to our library for licensing to the industry on a non-exclusive basis. Work on these projects may be performed by our wholly-owned subsidiary, Matrix Geophysical, Inc., outsourced to specific specialists in the arena or conducted under an alliance with a particular specialist. We employ experienced geoscientists who design these value-added products and oversee the processing to ensure the quality and longevity of the data created.

Licenses and Marketing

We actively market data from our library to customers under non-exclusive license agreements using a well-developed marketing strategy combined with strong geophysical expertise. Our licenses are generally non-assignable. Our licenses typically provide that in the event of a change of control of a customer-licensee, the surviving entity generally must pay a fee to maintain a license for any data it seeks to continue to use and for which such entity previously did not have a license. We employ an experienced sales force and it is our operating philosophy to actively market our seismic library. Our team of dedicated marketing specialists seeks to maximize license sale opportunities and create innovative methods of contracting opportunities by monitoring petroleum industry exploration and development activities through close interaction with oil and gas companies on a daily basis.

Licenses generally are granted for cash payable within 30 days of invoice, although we sometimes permit a customer to make an initial payment upon inception of the license followed by periodic payments over time, usually not more than 12 to 18 months. Some licenses provide for additional payments to us if the licensee acquires additional mineral leases, drills wells or achieves oil or gas production in the areas covered by the licensed data.

Fundamental to our business model is the concept that once seismic data is created it is owned by us and added to our library for licensing to customers in the oil and gas industry on a non-exclusive basis. Since the data is a long lived asset, such data can be licensed repeatedly and over an extended period of time to different customers at the same time.

Backlog

At March 31, 2007, our backlog of commitments related to acquisition revenue was $32.3 million compared with $39.3 million at March 13, 2006. We anticipate that approximately 87% of this backlog will be completed over the next 12 months and the remaining 13% within the next 24 months.

Seitel Solutions

To support our seismic data licensing business and our clients, we maintain warehouse and electronic storage facilities at our Houston, Texas headquarters and our Calgary, Alberta location. Through our Seitel Solutions business unit, we offer the ability to access and interact with the seismic data we own and market via a standard web browser and the Internet. Using proprietary technology, we store, manage, access and deliver data, tapes and graphic cross-sections to our licensees. In addition, Solutions offers use of its proprietary display and inventory software to certain customers, and the use of its proprietary quality control software to the seismic brokerage community principally in Calgary, Alberta, Canada. We also offer data management services to select clients.

Customers

We market our seismic data to a varied customer base. Our customers range from small and mid-cap exploration and production companies and private prospect generating individuals to several of the largest companies in the oil and gas industry. During the years ended December 31, 2004, 2005 and 2006, no one customer accounted for more than 10% of our revenue. We do not believe that the loss of any single customer would have a material adverse impact on our business, cash flows or results of operations.

Competition

The creation and licensing of seismic data is highly competitive. There are a number of geophysical companies that create, market and license seismic data and maintain their own seismic data libraries. Rather than outsourcing their seismic data activities, some oil and gas companies create their own seismic data libraries, which they license to others. Our largest competitors, many of whom are engaged in acquiring seismic data, as well as maintaining a data library, are Petroleum Geo-Services, Pulse Data Inc., Seismic Exchange, Inc. (a private company based in New Orleans, Louisiana), TGS Nopec, CGGVeritas and WesternGeco. Many of our competitors have substantially larger revenues and resources than we do.

In the current environment of high commodity prices, more U.S. onshore 3D surveys are being conducted proprietarily for oil and gas companies. We do not anticipate that this phenomenon will limit our opportunities to add data to our library. We believe we can compete favorably in the current environment because of the breadth of our data library, the expertise of our marketing staff, the technical proficiency of our geoscientists and the employment of a business model that does not require capital investment in, or the ownership of, field crews.

Regulation

Our operations are subject to a variety of federal, provincial, state, foreign and local laws and regulations, including environmental and health and safety laws. We invest financial and managerial resources to comply with these laws and related permit requirements. Various governmental authorities have the power to enforce compliance with these regulations and the permits issued under them, and violators are subject to administrative, civil and criminal penalties, including civil fines, injunctions or both. In addition, failure to timely obtain required permits may result in delays in acquiring new data for the data library or cause operating losses. Because these laws and our business may change from time to time, we cannot predict the future cost of complying with these laws, and expenditures to ensure our compliance could be material in the future. Modification of existing laws or regulations or adoption of new laws or regulations limiting exploration or production activities by oil and gas companies could adversely affect us by reducing the demand for our seismic data.

Seasonality and Timing Factors

Our results of operations fluctuate from quarter to quarter due to a number of factors. Our results are influenced by oil and gas industry capital expenditure budgets and spending patterns. These budgets are not necessarily spent in equal or progressive increments during the year, with spending patterns affected by individual oil and gas company requirements as well as industry-wide conditions. In addition, under our revenue recognition policy, revenue recognition from data licensing contracts is dependent, among other things, upon when the customer selects the data. As a result, our seismic data revenue does not necessarily flow evenly or progressively during a year or from year to year. Although the majority of our data licensing transactions provide for fees to us of under $500,000 per transaction, occasionally a single data license transaction from our library, including those resulting from the merger and acquisition of our oil and gas company customers, may be substantially larger. Such large license transactions or an unusually large number of, or reduction in, data selections by customers can materially impact our results during a quarter, creating an impression of a revenue trend that may not be repeated in subsequent periods. In our data creation activities, weather-related or other events outside our control may impact or delay surveys during any given quarter.

Employees

As of March 31, 2007, we and our subsidiaries had 147 full-time employees, including seven executive officers, 20 marketing staff and 34 geotechnical staff. None of our employees are covered by collective bargaining agreements, and we consider our relationship with our employees to be good.

Raw Material and Proprietary Information

We are not dependent on any particular raw materials, patents, trademarks or copyrights for our business operations. Our seismic data library is proprietary confidential information, which is not generally available to the public and is subject to confidentiality agreements with our employees and customers. The seismic data within our library is protected through confidentiality agreements with our employees and licensees. We believe that our seismic data library is also protected by common law copyright.

Properties

Our corporate headquarters are located at 10811 South Westview Circle Drive, Suite 100, Building C, Houston, Texas 77043, which also serves as administrative and financial offices and warehouse space and storage. We maintain domestic marketing offices in Denver, Colorado and New Orleans, Louisiana. We also lease office and warehouse space in Calgary, Alberta in two separate locations, where our Canadian operations are headquartered. We consider our business facilities adequate and suitable for our present and anticipated future needs, but may seek to expand our facilities from time to time.

The following table sets forth the locations of our offices and warehouses as of March 31, 2007, the approximate square footage of space we maintain at such locations, our use of such space and whether it is owned or leased by us.

Location	Approximate Square Footage	Use	Owned/ Leased
Houston, Texas	80,069	Administrative; Financial; Marketing; Operations; Warehouse	Leased
Denver, Colorado	1,529	Marketing	Leased
New Orleans, Louisiana	540	Marketing	Leased
Calgary, Alberta, Canada	23,270	Administrative; Financial; Marketing; Operations	Leased
Calgary, Alberta, Canada	42,985	Warehouse	Leased

Our Emergence from Bankruptcy in 2004

In 2002, we restated our results of operations for the nine months ended September 30, 2001, and for our fiscal year ended December 31, 2000. The restatements, coupled with poor financial results in the first quarter of 2002, resulted in our covenant defaults in respect of $255.0 million principal amount of our old senior notes then outstanding. After such defaults and following attempts to negotiate a restructuring, certain of the initial holders of the old senior notes filed involuntary petitions under Chapter 11 against us and our subsidiaries that guaranteed the old senior notes (collectively, the “Debtors”) on June 6, 2003. The successors to the petitioning creditors agreed with the Debtors that pursuit of a reorganization through the Chapter 11 cases was preferable to continuing the involuntary cases and filed a joint motion to dismiss the involuntary cases, which was granted by the bankruptcy court on July 25, 2003.

On July 21, 2003, the Debtors filed voluntary petitions for relief under Chapter 11, and on July 22, 2003 filed their initial joint plan of reorganization. Following the petition date, the Debtors continued to operate their businesses and manage their properties as debtors-in-possession, and we continued to file in a timely manner all periodic reports and other information prescribed by the United States Bankruptcy Code and the Exchange Act. A trustee was not appointed in the Chapter 11 cases.

On January 17, 2004, following months of negotiations among all relevant parties-in-interest and plan financing sources, the Debtors filed with the bankruptcy court the Third Amended Joint Plan of Reorganization, which was amended on February 6, 2004 (the “Plan”). The holders of the $255.0 million principal amount of our then outstanding old senior notes (and our largest creditors), agreed to vote for and support the Plan. In addition, the Plan was accepted by the holders of more than 99.6% of the shares of our common stock that voted on the Plan. On March 18, 2004, the bankruptcy court entered an order confirming the Plan and it became effective on July 2, 2004. The Plan provided that as of July 2, 2004:

•	All 25,375,683 outstanding shares of our common stock were cancelled and automatically converted into the right to receive and be exchanged for:

•	25,375,683 shares of our reorganized common stock, representing all of our outstanding shares of reorganized common stock on the effective date of the Plan; and

•	warrants to purchase 125,000,000 shares of our reorganized common stock, at an exercise price of $0.60 per share exercisable through August 2, 2004 (the “Stockholder Warrants”).

•

To the extent the Stockholder Warrants were not exercised in full, Mellon HBV Alternative Strategies, LLC (“Mellon HBV”) agreed (for itself and on behalf of certain of its affiliated funds and managed accounts, collectively the “Standby Purchasers”) to purchase all shares of reorganized common stock not purchased upon the exercise of the Stockholder Warrants.

•

As compensation for the obligation to act as Standby Purchasers, we agreed to issue to Mellon HBV warrants to purchase 15,037,568 shares of our reorganized common stock (the “Standby Purchaser Warrants”).

•	Net proceeds of approximately $182.9 million from the July 2, 2004 sale of the 11.75% Notes were placed in escrow.

•	A revolving loan commitment of $30.0 million, subject to borrowing base limitations, under a revolving credit facility with WFF was made available to us.

•	We were required to have cash and cash equivalents of not less than $35.0 million available to pay allowed creditors’ claims.

Exercise of the Stockholder Warrants resulted in our receipt of $71.5 million in cash, before deducting $3.6 million of related expenses. The Standby Purchasers purchased on August 12, 2004, at $0.60 per share, 5,873,846 shares of reorganized common stock not purchased upon the exercise of the Stockholder Warrants. As a result, we received $3.5 million and we issued the Standby Purchaser Warrants on August 12, 2004. The Standby Purchaser Warrants were exercisable until August 12, 2011, at an initial exercise price of $0.72 per share, subject to adjustment upon the occurrence of certain events. The Standby Purchaser Warrants were cancelled in connection with the Transactions.

Pursuant to the Plan, in July and August 2004 all of our outstanding allowed pre-petition claims were fully paid, in cash, together with post-petition interest thereon, totaling $291.0 million. These payments were funded by net cash payments received by us upon exercise of the Stockholder Warrants, the net proceeds from the sale of shares of our common stock to the Standby Purchasers, the release from escrow of the net proceeds of $182.9 million from the sale of our 11.75% Notes, and available cash and cash equivalents on hand. Claims reinstated under the Plan in the amount of $1.2 million were not paid under the Plan.

Legal Proceedings

On July 18, 2002, Paul Frame, Seitel’s former chief executive officer, sued Seitel in the 113th Judicial District Court of Harris County, No. 2002-35891. Mr. Frame alleged a breach of his employment contract and defamation. He also sought a declaratory judgment that certain funds he received from Seitel were proper and do not have to be repaid. Mr. Frame filed claims totaling $20.2 million in Seitel’s Chapter 11 cases, which have been disallowed by order of the Bankruptcy Court. On April 1, 2005, Seitel filed a motion for summary judgment seeking dismissal of Mr. Frame’s complaint in the District Court. In late April 2005, Mr. Frame filed a motion for leave to file an amended complaint in the District Court. Hearing dates have not been set for these April 2005 motions. In 2002, Seitel filed a counter suit to recover approximately $4.2 million in corporate funds that Seitel believes Mr. Frame inappropriately caused Seitel to pay him or for his benefit plus over $800,000 due on two notes that were accelerated pursuant to their respective terms. Seitel also holds a judgment against Mr. Frame in the amount of at least $590,000 relating to a loan made to Mr. Frame by Bank One N.A. and guaranteed by Seitel. Seitel has requested and is investigating information with respect to Mr. Frame and the nature and extent of his assets for purposes of analyzing whether to continue pursuit of the civil litigation described above and potential debt collection. The parties filed a joint motion to abate the above proceedings. The case continues to remain in abatement.

On November 6, 2006, a purported class action complaint was filed in the District Court of Harris County, Texas, 189th Judicial District (No. 2006-71302) by Todd Augenbaum, an alleged stockholder of Seitel. The plaintiff filed an amended complaint on January 22, 2007. The amended complaint names as defendants Seitel and each member of its Board of Directors as well as ValueAct Capital, Parent and Acquisition Corp. The amended complaint is a purported class action that alleges, among other things, that (i) the defendants have breached fiduciary duties they assertedly owed to Seitel’s stockholders in connection with Seitel entering into the Agreement and Plan of Merger, dated as of October 31, 2006, with Parent and Acquisition Corp., or aided and abetted in the breach thereof, (ii) the defendants have breached their duty of candor to Seitel’s stockholders by failing to disclose material information, or aided and abetted in the breach thereof, and (iii) the merger consideration is unfair and inadequate. The plaintiff seeks, among other things, certification of a class, an injunction against the consummation of the Acquisition, and the costs and disbursements of the action. On February 1, 2007, the court denied the plaintiff’s motion for a temporary restraining order and/or preliminary injunction of the stockholder vote, which then occurred as scheduled on February 9, 2007. Although Plaintiff has not dismissed the amended complaint, Plaintiff also has not taken any further steps since February 2007 to pursue this action. We believe that the lawsuit is without merit and intend to continue to defend against it vigorously if necessary.

In addition to the lawsuits described above, Seitel is involved from time to time in ordinary, routine claims and lawsuits incidental to its business. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolutions of these matters should not be material to the Seitel’s financial position or results of operation.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age as of March 31, 2007, and position of each person who is currently an executive officer or director of our company.

Name	Age	Position
Robert D. Monson	51	President, Chief Executive Officer and Director
William J. Restrepo	47	Chief Financial Officer, Executive Vice President and Secretary
Kevin P. Callaghan	54	Chief Operating Officer and Executive Vice President
Marcia H. Kendrick	46	Chief Accounting Officer, Senior Vice President, Assistant Secretary and Treasurer
George F. Hamel, Jr.	50	Vice President
Randall A. Sides	40	President—Olympic Seismic Ltd.
Robert J. Simon	51	President—Seitel Data, Ltd.
Garis C. Smith	57	Senior Vice President
Jay H. Golding	61	Director
Peter H. Kamin	45	Director
Philip B. Livingston	50	Director
Gregory P. Spivy	38	Director
Jeffrey W. Ubben	45	Director

Robert D. Monson has been President and Chief Executive Officer and a director of Seitel since December 15, 2004. He previously served as Seitel’s Chief Financial Officer from May 10, 2004 until December 15, 2004 and served as Secretary from August 31, 2004 until December 15, 2004. Mr. Monson has over 20 years of experience in the oil and gas industry, including over seven years in the international seismic industry. Prior to joining Seitel, he served in various financial capacities with Schlumberger Limited (“Schlumberger”), a New York Stock Exchange, Inc. listed company, since 1985. Most recently, Mr. Monson served as business segment chief financial officer for Schlumberger Well Services and the worldwide controller for Oilfield Technology Centers. Prior to this, he served as worldwide director of human resources for financial personnel of Schlumberger Limited. From 1998 to 2000, he served as chief financial officer of Schlumberger Oilfield Services-UK. From 1985 to 1998, he served as either treasurer or controller to other Schlumberger entities, including assignments in the New York headquarters and various international locations.

William J. Restrepo has been Chief Financial Officer, Executive Vice President and Secretary of Seitel since July 2005. From 1985 to 2005, Mr. Restrepo held various financial and operational positions at Schlumberger, including Regional Vice President and General Manager, Corporate Treasurer, and other senior financial executive and controller positions with international posts in Europe, South America and Asia. His last position at Schlumberger was Chief Financial Executive for the North and South America area.

Kevin P. Callaghan has been Chief Operating Officer and Executive Vice President of Seitel since June 2002. Prior to this date, Mr. Callaghan had been Senior Vice President of Seitel Data, Ltd. since January 1998. He was president of Olympic Seismic Ltd., a wholly-owned subsidiary of Seitel, from June 2002 until December 2004, interim president of Olympic Seismic Ltd. from July 2001 until June 2002 and vice president of Olympic Seismic Ltd. from January 2001 until July 2001. Mr. Callaghan joined Seitel in August 1995 as Vice President of Onshore Operations of Seitel Data, Ltd. Before joining Seitel, he spent 24 years in the seismic industry in various operational and managerial positions in several companies, including his most recent position as Vice President of North and South American Operations for Digicon Geophysical Corporation. He has been a director of Wandoo Energy LLC (“Wandoo”), a privately owned oil and gas prospecting company in which Seitel has a 20% ownership interest, since November 2005.

Marcia H. Kendrick, CPA, has been Chief Accounting Officer and Assistant Secretary of Seitel since August 1993, Senior Vice President of Seitel since September 2001 and Treasurer of Seitel since May 2005. She also served as our interim Chief Financial Officer from December 2004 to July 2005 and from June 2002 to May 2004. Prior to joining Seitel in 1993, she was employed by Arthur Andersen LLP, where her last position was Director of Finance and Administration.

George F. Hamel, Jr. has been Vice President of Seitel since February 2007. Mr. Hamel is a founding member and Managing Partner of ValueAct Capital. Prior to founding ValueAct Capital in 2000, Mr. Hamel was a Partner at Blum Capital Partners (“Blum”) for more than four years. While at Blum, Mr. Hamel was primarily responsible for client services, development, and reporting. During his tenure there, the actively managed assets under management grew from $423 million to approximately $1.8 billion. Prior to joining Blum, Mr. Hamel was partner in the investment management firm of Private Capital Management, Inc. (“PCM”) responsible for client development and administration, regulatory compliance, reporting, and trading. During his four years at PCM, assets under management grew approximately seven-fold. In addition, Mr. Hamel was also President of Carnes Capital Corporation, an affiliated NASD member broker dealer. He was previously President of Signet Investment Corporation, the investment subsidiary of Signet Banking Corporation, and was a financial consultant at Merrill Lynch. Mr. Hamel is a member of the Board of Visitors of the College of Letters and Science at the University of Wisconsin.

Randall A. Sides has been President of Olympic Seismic Ltd. since May 2007. He joined Seitel in July 1996 as Manager of Onshore Operations for Seitel Data, Ltd. In November 2002, he was promoted to Vice President—Onshore Operations for Seitel Data, Ltd. and in January 2005 he was promoted to Senior Vice President—Operations for Seitel Data, Ltd., where he served until becoming president of Olympic Seismic Ltd. Prior to joining Seitel, he was a geophysical analyst with Western Geophysical, Inc. from 1991 to 1996.

Robert J. Simon has been President of Seitel Data, Ltd. since June 2002. He joined Seitel in September 1984 as a marketing representative. In August 1985, he was promoted to Regional Sales Manager. In 1987, Mr. Simon was promoted to Vice President of Marketing and in 1992 to Senior Vice President. In 1996, Mr. Simon was promoted to Executive Vice President, where he served until becoming president of Seitel Data, Ltd.

Garis C. Smith has been a Senior Vice President of Seitel since April 2007. He joined Seitel in June 2004 as division manager of Olympic Seismic Ltd. He was President of Olympic Seismic Ltd. from December 2004 until April 2007. Mr. Smith has over 20 years of experience in the oil and gas industry and eight years in the IT managed services sector focused on the oil industry. Prior to joining Seitel, from 1995 to 2004, he held various executive positions with subsidiaries of Getronics NV, an Amsterdam based global IT company, and most recently served as President and General Manager of the Columbia, Venezuela and Caribbean region. Mr. Smith served as Director of Dell Global Alliance from February 2002 to March 2004; President and General Manager, Caribbean Region, of Wang Global, from August 1999 to February 2002; and President and General Manager, Columbia and Venezuela, of I-Net from October 1995 to August 1999. From 1973 to 1995, Mr. Smith held various positions with various seismic and data processing companies, including Digicon Geophysical Corp., Seismograph Service Corporation and Geosource, Inc.

Jay H. Golding has been a director of Seitel since April 2007. He was previously a director of Seitel from December 2004 until February 2007. Mr. Golding currently serves as President of Port Chester Industries, a privately held merchant banking entity. He is an advisory director of Texas Capital Bank, Inc. From 1981 to 1989 he served as either president or chairman and chief executive officer of Hi-Port Industries. Mr. Golding is a former director of Sterling Electronics, Data Transmission Network Corp., Falcon Oil & Gas and several private companies. Mr. Golding serves on the board of the Houston Jewish Community Foundation as well as other non-profit organizations.

Peter H. Kamin has been a director of Seitel since March 2006. Mr. Kamin is a founding member and Managing Partner of ValueAct Capital. Prior to founding ValueAct Capital in 2000, Mr. Kamin founded and managed Peak Investment L.P (“Peak”) for eight years. Peak was a limited partnership, organized to make investments in a select number of domestic public companies. Mr. Kamin is also a director of Adesa, Inc., Sirva, Inc. and Hanover Compressor.

Philip B. Livingston has been a director of Seitel since February 2007. Mr. Livingston is currently Vice Chairman of Approva Corporation. Prior to joining Approva Corporation, he was the Chief Financial Officer of Duff & Phelps LLC from March 2006 until September 2006. Prior to that, he was the Vice Chairman of Approva Corporation since 2005. From 2003 until 2005, he was Chief Financial Officer and a member of the board of World Wrestling Entertainment, Inc. From 1999 to 2003, he served as President and Chief Executive Officer of Financial Executives International, a membership organization for chief financial officers, controllers and treasurers. Mr. Livingston has served on the board of Cott Corporation since 2003 and of QLT Inc. since May 2007.

Gregory P. Spivy has been a director of Seitel since March 2006. Mr. Spivy is a Partner of ValueAct Capital. Prior to joining ValueAct Capital in September 2004, Mr. Spivy worked with Gryphon Investors, a private equity fund managing approximately $500 million. Previously, Mr. Spivy was a Managing Director at Fremont Partners (“Fremont”), overseeing a $605 million private equity fund. While at Fremont, Mr. Spivy was responsible for the development and execution of acquisitions of two publicly-traded companies: Kerr Group, Inc. and Sun Coast Industries. Prior to joining Fremont, Mr. Spivy was a Director with The Bridgeford Group, and began his career in the mergers and acquisitions department of Lehman Brothers. Mr. Spivy is also a director of Adesa Holdings, Inc., PRA International, MSD Performance, Inc., and is a former director of MSC Software Corp. and Kerr Group, Inc.

Jeffrey W. Ubben has been a director of Seitel since February 2007. Mr. Ubben is a founding member and Managing Partner of ValueAct Capital. Prior to founding ValueAct Capital in 2000, Mr. Ubben was a Managing Partner at Blum Capital Partners (“Blum”) for more than five years. During his tenure at Blum, the actively managed assets under management grew more than five-fold, from $336 million to approximately $1.8 billion. Previously, Mr. Ubben spent eight years at Fidelity Management and Research where he managed two multi-billion-dollar mutual funds, including the Fidelity Value Fund, and served as a research analyst for a variety of industry sectors. Mr. Ubben is also a director of Acxiom Corp., Gartner Group, Inc., Misys, plc, and former chairman and director of Martha Stewart Living Omnimedia, Inc., a former director of Catalina Marketing Corp., Insurance Auto Auctions, Inc., Mentor Corporation, Per-Se Technologies, Inc. and several other public and private companies. In addition, Mr. Ubben serves on the national board of the Posse Foundation and the board of the American Conservatory Theater.

Committees of the Board of Directors

Prior to the Acquisition, we had a standing compensation committee and an audit committee comprised of members of our board of directors, certain members of which were independent. Since the consummation of the Acquisition, we have not had a formal compensation committee in place but our compensation decisions have been made by a committee consisting of two members of our board of directors, Messrs. Kamin and Spivy. We continue to have a standing audit committee, of which Mr. Livingston is the chairman and Mr. Golding is a member.

Audit Committee. The audit committee reviews and monitors our corporate financing reporting, external audits, internal control functions and compliance with laws and regulations that could have a significant effect on our financial condition or results of operations. In addition, the audit committee has the responsibility to consider and appoint, and to review fee arrangements with, our independent auditors.

Compensation Discussion and Analysis

For 2006, the primary goals of the compensation committee of our board of directors (the “Board”) with respect to executive compensation were to provide an overall compensation package to attract and retain the most highly qualified executives and provide incentives to create shareholder value. To achieve these goals in 2006, the compensation committee increased named executive officers’ base salaries by 5%, in order to compensate executives for their day-to-day work performance and to take into account increased cost of living. In addition, and as with 2005, the compensation committee placed a greater emphasis on incentive compensation (relative to base salaries) earned or deriving its value based upon the Company’s performance in order to provide additional incentives for executives to contribute to the value of the Company. For 2006, the Company’s incentive compensation package for executives included a “guaranteed” grant of restricted stock (granted if each named executive officer remained employed throughout the fiscal year), the opportunity to earn an additional grant of restricted stock based on the Company’s fiscal year performance, and the opportunity to earn a cash bonus based on the Company’s fiscal year performance.

Prior to the Acquisition, the compensation committee evaluated individual executive performance with a goal of setting compensation at levels the committee believed were comparable with executives in other companies of similar size and stage of development operating in our industry while taking into account our relative performance and our own strategic goals. The compensation committee has periodically engaged Towers Perrin as its compensation consultant to assist the compensation committee in considering future executive compensation. The Company engaged Towers Perrin in 2004 and 2005 to perform executive compensation studies based on published compensation surveys and filed proxies of companies in our peer group. Towers Perrin considered the following companies, all of which are involved in the oilfield services industry and had, at that time, annual revenues within the $50 million to $700 million range to be within the Company’s peer group:

•	Hanover Compressor Co.,

•	Veritas DGC Inc.,

•	Global Industries Ltd,

•	Core Laboratories NV,

•	Parker Drilling Co.,

•	NATCO Group Inc.,

•	Petroleum Helicopters Inc.,

•	Input/Output Inc.,

•	Dril-Quip Inc.,

•	GulfMark Offshore Inc., and

•	Dawson Geophysical Co.

Based on Towers Perrin’s 2004 compensation study, the compensation of named executive officers was generally between the 50th and 75th percentile of compensation in published compensation surveys and the Company’s peer group, except with respect to long-term incentives, where the Company had no program in place. Based on this finding, the Company adopted the executive incentive plan, described in detail below, in order to provide long-term incentives to our executives, including named executive officers. Following implementation of the executive incentive plan, Towers Perrin’s 2005 compensation study determined that the compensation of named executive officers was between the 50th and 75th percentile of compensation in published compensation surveys and among the Company’s peer group. Accordingly, the compensation committee decided that the Company’s overall executive compensation package was competitive with the market and did not require significant adjustment in 2006.

In connection with the Acquisition, a special committee of the Company’s Board was engaged to evaluate strategic alternatives for the Company, including aspects of the Company’s executive compensation package in light of the Company’s need to retain certain executives in order to effectuate the Acquisition. In contemplation of the Acquisition, the Company sought to provide additional incentives and assurances to executives to remain with the Company through and after the Acquisition. For these reasons, on September 8, 2006 the special committee implemented a retention bonus plan, described below, and entered into amendments to the employment agreements of two of the Company’s named executive officers, Messrs. Callaghan and Restrepo. The amendments eliminated a provision in each executive’s employment agreement that would limit the potential payments each executive could receive in connection with the Acquisition to the maximum amount of such payments that could be made without subjecting the executive officer to a penalty tax under Section 4999 of the Code and without resulting in the Company’s loss of deduction under Section 280G of the Code (governing so-called “Golden Parachute” payments). Accordingly, following adoption of those amendments, each executive’s right to payments (including the vesting of restricted stock) upon a change in control of the Company would not be subject to reduction to avoid penalty tax under Section 4999 of the Code and the Company would not be able to deduct any portion of those payments that constitutes an “excess parachute payment” under Section 280G of the Code.

Following the Acquisition, the equity-based components of the Company’s executive incentive plan (described below) have been eliminated for future years. In lieu of such future equity grants, certain named executive officers signed new employment agreements and all named executive officers received higher base salaries and were awarded options to purchase stock of Seitel Holdings, Inc., following the Acquisition. The new employment agreements and option grant agreements, entered into in 2007, are briefly described in this Compensation Discussion and Analysis in order to provide a fuller picture of the changes to the Company’s executive compensation practices resulting from the Acquisition.

Elements of Compensation

Executive compensation consists of the following elements:

Base Salary.

For 2006, the compensation committee approved a 5% increase in base salary for each named executive officer. Prior to the Acquisition, the Company believed that base salaries for named executive officers should adequately compensate them for their day-to-day work for the Company and should be competitive, when compared to other companies with whom the Company competes for executive talent. Base salaries for named executive officers were initially set near their rates in effect in 2006 as a result of the Towers Perrin 2004 compensation study of peer companies. Since that time, base salaries have been adjusted upward, in the compensation committee’s discretion, to compensate for increased costs of living and loss of equity-based compensation opportunities post-Acquisition.

Prior to the beginning of 2006, the compensation committee set base salaries as follows: Mr. Monson – $420,000, Mr. Callaghan – $347,000, Mr. Simon – $273,000, Mr. Restrepo – $252,000, and Ms. Kendrick – $210,000. As explained more fully below, Mr. Monson’s base salary (as reported in the Summary Compensation Table) also includes a payment of $308,964 which was made in lieu of a portion of his 2006 “Key Executive Award” (defined below).

Executive Incentive Plan.

The compensation committee adopted and the Board approved the Company’s executive incentive plan in 2004, effective beginning in fiscal year 2005, following its review of the Towers Perrin 2004 compensation study, in order to provide long-term incentives to align executives’ interests with those of other shareholders. The executive incentive plan consisted of three components: a cash component which may be earned if specified financial performance targets are met, an equity component (payable in restricted stock) which may be earned if specified financial performance targets are met, and a guaranteed equity component (payable in restricted or common stock).

When it adopted the plan, the compensation committee thought it advisable to provide a mixture of cash and/or equity incentives based predominantly on Company financial performance, in order to better align the interests of the Company’s named executive officers with those of its shareholders. For several years prior to adoption of the executive incentive plan, the compensation committee did not have a systematic approach to granting performance-based compensation and instead made such grants on a case-by-case basis. The compensation committee viewed an explicit incentive plan as providing valuable guidance to both executives and the Company; the plan clearly established the Company’s expectations with respect to financial performance and the potential rewards that were available to executives for contributing to the Company’s success.

The compensation committee reserved the right to modify the targets and financial performance measures at any time, or to grant cash bonuses or equity awards to executive officers even if the performance goals were not met. In addition, the compensation committee had the right to increase or decrease by up to 50% the incentives available (in cash or equity) for named executive officers under the executive incentive plan. In February 2006, the Board approved the 2006 financial performance targets for the performance-based cash and equity components of the executive incentive plan, based on cash margin, net of interest expense (80% weight) and underwriting percentage (20% weight). The approved targets, as well as the Company’s actual performance with respect thereto, for 2006 were as follows:

Measure	Minimum	Target	Maximum	Attained
Cash margin	$50 million	$56 million	$62 million	$78.2 million
Underwriting percentage	68%	70.5%	73%	73.8%

Because the Company’s performance exceeded the targets above in 2006, the compensation committee made the decision to exercise its discretionary authority to increase the maximum payments available with respect to the performance-based cash and equity components by 29%, which resulted in each named executive officer receiving 129% of his or her maximum annual performance-based cash awards and corresponding increases in the performance-based equity awards.

Executive Incentive Plan—Performance-Based Cash Component

The executive incentive plan provided each named executive officer the opportunity to earn a cash payment of up to 200% of a predetermined percentage of his or her base salary based on the Company’s financial performance. For 2006, the cash bonus targets for the Company’s named executive officers were 90% for Mr. Monson, 60% for Messrs. Callaghan and Simon, 50% for Mr. Restrepo and 30% for Ms. Kendrick. Ms. Kendrick’s cash bonus target increased by 5% from 25% in 2006 in order to better align her compensation level with that of other management members. The compensation committee determined that because the performance targets were exceeded for 2006, each named executive officer would receive 129% of their maximum cash bonus targets (200% of the percentages set forth above). Accordingly, Mr. Monson received $975,240, Mr. Callaghan received $537,156, Mr. Simon received $422,604, Mr. Restrepo received $325,080 and Ms. Kendrick received $162,540. Each of these amounts is reported under the heading “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table below.

Executive Incentive Plan—Performance-Based Equity Component

The executive incentive plan provided each named executive officer the opportunity to earn an equity grant valued at a predetermined percentage of his or her cash bonus based on the Company’s financial performance. For 2006, the equity bonus percentages for the Company’s named executive officers were 90% for Mr. Monson, 60% for Messrs. Callaghan and Simon, and 50% for Mr. Restrepo and Ms. Kendrick. By providing performance-based equity awards, the compensation committee sought to align executives’ interests with those of shareholders. Accordingly, the performance-based equity component provided an annual incentive for each executive to contribute to the Company’s financial performance in order to earn an award and a long-term incentive to continue to contribute to the Company’s success by providing for a three-year vesting period.

The compensation committee determined that because the performance targets were exceeded for 2006, each named executive officer would receive his or her full performance-based equity component, calculated based on the stated percentages above, multiplied by the cash bonus amounts. The executive incentive plan provided that the number of shares an executive shall receive shall be based on the average share price for the full year to which the performance-based equity award relates. Accordingly, for 2006, each named executive officer’s number of restricted shares was determined by multiplying his or her cash bonus by the predetermined percentage in the paragraph above and dividing the result by $3.51, the average price of a share of the Company’s stock for the full year 2006. Mr. Monson received a restricted stock grant of 250,002 shares (representing a bonus valued at $877,716), Mr. Callaghan received a restricted stock grant of 91,799 shares (representing a bonus valued at $322,294), Mr. Simon received a restricted stock grant of 72,222 shares (representing a bonus valued at $253,562), Mr. Restrepo received a restricted stock grant of 46,296 shares (representing a bonus valued at $162,540) and Ms. Kendrick received a restricted stock grant of 23,148 shares (representing a bonus valued at $81,270). Each of these grants was made on January 3, 2007 and is reported under the heading “All Other Stock Awards” in the Grants of Plan-Based Awards Table below. However, the amount reported in the Grants of Plan-Based Awards Table represents the grant date fair value of such stock awards, rather than the full year average stock price used to determine the number of shares under the executive incentive plan.

Each restricted stock award was made under and pursuant to the terms of the Seitel, Inc. 2004 Stock Option Plan (the “Option Plan”) and vests ratably (33% per year) over a period of three years from the grant date, contingent on each named executive officer’s continued employment with the Company. Such restricted stock awards vests fully upon a change in control of the Company. As a result of the Acquisition, each named executive officer’s performance-based equity grant became fully vested on February 14, 2007.

Executive Incentive Plan—Guaranteed Equity Component

The executive incentive plan provided that if the executive officer remained employed by the Company for 2006, she or he would receive a guaranteed award (a “Key Executive Award”) which would be made in shares of restricted stock valued at each executive’s predetermined percentage of base salary, as follows: 90% for Mr. Monson, 60% for Messrs. Callaghan and Simon, 50% for Mr. Restrepo and 25% for Ms. Kendrick. By providing Key Executive Awards, the compensation committee believed that the Company would be directly linking the executives’ interests to the company’s long-term performance, as the Key Executive Award would only appreciate in value as a result of the Company’s success and would be subject to forfeiture if the executive did not remain employed by the Company during the three years following the grant.

The executive incentive plan provided that the number of shares an executive would receive would be based on the average share price for the full year to which the performance-based equity award relates. Accordingly, for 2006, each named executive officer’s number of restricted shares was determined by multiplying his or her base salary by the predetermined percentage in the paragraph above and dividing the result by $3.51, the average price of a share of the Company’s stock for the full year 2006. Accordingly, Mr. Callaghan received a Key Executive Award of 59,302 shares (representing a bonus valued at $208,200), Mr. Simon received a Key Executive Award of 46,655 shares (representing a bonus valued at $163,800), Mr. Restrepo received a Key Executive Award of 35,888 shares (representing a bonus valued at $126,000) and Ms. Kendrick received a Key Executive Award of 14,953 shares (representing a bonus valued at $52,500). Each of these grants was made on January 3, 2007 and are reported under the heading “All Other Stock Awards” in the Grants of Plan-Based Awards Table below. However, the value reported in the Grants of Plan-Based Awards Table with respect to each grant represents the grant date fair value of such stock awards, rather than the full year average stock price used to determine the number of shares under the executive incentive plan.

Mr. Monson would have been entitled to receive a Key Executive Award of 107,666 shares (representing a bonus valued at $378,000). However, because of the individual share limit imposed by the Option Plan, Mr. Monson was not eligible to receive the entire Key Executive Award in shares. The compensation committee determined that the maximum number of shares that could be granted to Mr. Monson under the Option Plan should be granted and the remaining value of his Key Executive Award should be paid in cash. Accordingly, Mr. Monson received a Key Executive Award of 19,663 shares (representing a bonus valued at $69,036) on January 3, 2007, which is reported under the heading “All Other Stock Awards” in the Grants of Plan-Based Awards Table below. The compensation committee approved a cash payment to Mr. Monson of $308,964, representing the $3.51 average share price multiplied by the 88,003 shares which could not be issued as a result of the Option Plan individual limit. This cash payment is reported as part of his “Base Salary” in the Summary Compensation Table below.

Each Key Executive Award was made under and pursuant to the terms of the Option Plan and vests ratably (33% per year) over a period of three years from the grant date, contingent on each named executive officer’s continued employment with the Company. Such restricted stock awards vest fully upon a change in control of the Company. As a result of the Acquisition, each named executive officer’s performance-based equity grant became fully vested on February 14, 2007.

Other Equity-Based Compensation.

Prior to the Acquisition, the compensation committee had the authority to make individual grants to named executive officer’s outside of the executive incentive plan discussed above. On May 15, 2006, the compensation committee decided to award Mr. Restrepo 220,000 restricted shares under and pursuant to the terms of the Option Plan in recognition of Mr. Restrepo’s performance and in light of the competitive environment for chief financial officers in the oil and gas industry. The award provided that the restricted shares vest ratably (33% per year) over a period of three years from the grant date, contingent on Mr. Restrepo’s continued employment with the Company. This restricted stock award vests fully upon a change in control of the Company. As a result of the Acquisition, Mr. Restrepo’s 220,000 restricted shares became fully vested on February 14, 2007.

Retention Bonus.

In anticipation of the Acquisition, the special committee of the Board approved a retention bonus plan in order to ensure that the Company and its subsidiaries would continue to receive the full, undistracted attention and dedication of certain key employees, notwithstanding the possibility of the occurrence of the Acquisition. In order to retain certain key employees and to diminish the extent to which the possibility of a change in control would otherwise distract these employees from the efficient discharge of their responsibilities to the Company, the special committee adopted the retention bonus plan on September 8, 2006.

The retention plan provides for cash bonuses to key employees, including the named executive officers, in two installments, the first becoming due upon the occurrence of a change in control and the second generally becoming due on the first anniversary of the change in control if the employee remains employed by the Company or its subsidiaries until such date. In the event the Company or its subsidiary terminates a participant’s employment after the change in control, other than for reasons constituting “cause,” the employee will receive the second retention bonus payment upon such termination.

The retention plan provides for the following bonus payments to named executive officers:

Executive	First Retention Bonus	Second Retention Bonus	Total Retention Bonus
Mr. Monson	$758,000	$758,000	$1,516,000
Mr. Callaghan	$444,000	$444,000	$888,000
Mr. Simon	$349,500	$349,500	$699,000
Mr. Restrepo	$283,500	$283,500	$567,000
Ms. Kendrick	$178,500	$178,500	$357,000

Although not reported in the Summary Compensation Table below, as a result of the Acquisition, each named executive officer received the First Retention Bonus set forth in the table above on February 19, 2007.

2007 Employment Agreements.

In connection with the Acquisition, the Company entered into new employment agreements with each of Messrs. Monson, Callaghan and Restrepo. The Company, each executive and the Company’s parent negotiated the employment agreements to ensure that each executive would be adequately compensated for his day-to-day work for the Company and its subsidiaries, to provide an initial opportunity for each executive’s investment in the Company following the Acquisition, and to provide income security to each executive in the event of his termination. Each employment agreement was effective upon the closing date of the Acquisition, February 14, 2007, and continues for a term of two years, subject to renewal for additional one year periods.

Pursuant to the terms of each executive’s agreement, they are entitled to the following base salaries and may earn annual cash bonuses up to a percentage of base salary set forth below:

Executive	Base Salary	Threshold Bonus %	Maximum Bonus %
Mr. Monson	$600,000	100%	158%
Mr. Callaghan	$446,000	70%	110%
Mr. Restrepo	$312,000	70%	110%

Finally, each employment agreement provides for the following severance payments (in addition to those benefits that the named executive officer may receive under broad-based employee benefit plans of the Company) that may be made upon the applicable employee’s termination of employment:

Reason for Termination	Severance (Lump Sum)	Health/Welfare Benefits	Equity Vesting
Without Cause by the Company or by Executive for Good Reason	2 times base salary (Callaghan/Restrepo) 2 times base salary and target bonus (Monson)	Continued for 12 months at Company expense (less Executive copay)	Full and immediate vesting of equity awards

Death of Executive	—	—	Full and immediate vesting of equity awards

Disability of Executive	Base salary and annual bonus through the earlier of the end of the term of the agreement or one year, reduced by disability insurance payments, if any	—	Full and immediate vesting of equity awards

Termination following a Change in Control	2 times base salary (Callaghan/Restrepo) 3 times base salary and target bonus (Monson)	Continued for 12 months at Company expense (less Executive copay)	Full and immediate vesting of equity awards

2007 Option Grants.

In connection with the Acquisition and to appropriately account for the elimination of equity-based compensation under the executive incentive plan, Seitel Holdings, Inc. (“Holdings”), adopted the Seitel Holdings, Inc. 2007 Non-Qualified Stock Option Plan in order to provide an equity component to executive compensation following the Acquisition. Each named executive officer received a grant of stock options pursuant to the Seitel Holdings, Inc. 2007 Non-Qualified Stock Option Plan, as follows: Mr. Monson received an option to purchase 32,787 shares of the common stock of Holdings upon the closing date of the Acquisition, Messrs. Callaghan and Restrepo each received an option to purchase 10,929 shares of the common stock of Holdings, Mr. Simon received an option to purchase 7,650 shares of the common stock of Holdings, and Ms. Kendrick received an option to purchase 4,372 shares of the common stock of Holdings. All options vest ratably over a period of four years from the date of grant. These awards, made shortly after the closing of the Acquisition are not reported in the tables below; but will be reported in the executive compensation disclosures for fiscal year 2007.

Other Compensation.

General Benefits. All employees, including named executive officers, are eligible to participate in the Company’s health and welfare benefit programs and to participate in and receive Company matching contributions under the Company’s 401(k) plan. All employees are also entitled to reasonable reimbursement for health club membership dues.

Perquisites and Other Personal Benefits. For 2006, the Company provided named executive officers with perquisites and other personal benefits that the Company and the compensation committee believed to be reasonable and consistent with the goal of enabling the Company to attract and retain superior employees for key positions. Prior to the Acquisition, the Committee periodically reviewed the levels of perquisites and other personal benefits provided to named executive officers.

For 2006, the named executive officers were provided with company-paid life insurance. In addition, Messrs. Monson, Callaghan and Simon were entitled to reimbursement for reasonable social, athletic or country club membership dues and all named executive officers were entitled to reimbursement for the travel expense to bring a family guest to certain Company functions. Messrs. Monson, Simon and Callaghan each received reimbursement from the Company for club membership dues, however only Mr. Simon’s total reimbursement for membership dues and family travel exceeded the threshold required to be reported in the Summary Compensation Table below. The Company believes the reimbursement it provides for club membership dues is a valuable incentive to promote client relations in a social context and that named executive officers’ family travel reimbursement helps promote a welcoming atmosphere at Company functions.

Attributed costs of the personal benefits described above for the named executive officers for the fiscal year ended December 31, 2006, are included in the Summary Compensation Table.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role prior to the Acquisition, the compensation committee reviewed and considered the deductibility of executive compensation. For fiscal year 2006, the compensation committee determined that ensuring the continuing best efforts of the Company’s named executive officers in light of the Acquisition was more important to the Company’s long-term well-being than the potential loss of deductions imposed by Section 162(m) (which provides that the Company may not deduct compensation of more than $1,000,000 that is paid to certain individuals) and Section 280G (governing so-called “Golden Parachutes”) of the Internal Revenue Code. Accordingly, payments under the Company’s executive incentive plan were not fully deductible under Section 162(m) of the Code. As a result of the Acquisition, the Company will no longer be subject to the requirements of Section 162(m) and expects to be able to fully deduct executive compensation in subsequent reporting periods.

As discussed above, the Company entered into amendments to the employment agreements of Messrs. Callaghan and Restrepo on September 8, 2006. These amendments permitted each executive to receive the full amount he would be entitled to upon a change in control of the Company, rather than being subject to reduction to avoid penalty taxes imposed by Section 4999 of the Code. In addition, to the extent such change-of-control payments constitute “excess parachute payments” the Company would not be entitled to deduct those amounts. The Company concluded, however, that none of the payments to named executive officers described in the subsection “Change of Control Payments” in the section below entitled “Potential Payments to Named Executive Officers Upon Termination or Change of Control” were subject to such penalty taxes and that the Company’s deduction for those payments will not be limited by Section 280G of the Code.

Accounting for Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for stock options using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” under which no compensation expense was recognized for stock options granted with an exercise price at least equal to the market price of the stock on the date of grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified-prospective application method.

Compensation expense related to the amortization of restricted stock awards was recognized prior to the implementation of SFAS No. 123(R). Upon implementation of SFAS 123(R), the Company modified the amortization period over which it recognizes compensation expense for its restricted stock issuances related to Key Executive Awards and performance-based equity awards. Prior to January 1, 2006, the Company recognized compensation expense for these restricted stock issuances over the service period. Beginning in 2006, the Company now recognizes compensation expense for these restricted stock issuances beginning with the service inception date through the end of the vesting period resulting in a longer amortization period (less expense recognition) in 2006 than in the prior year.

Compensation Committee Report

The members of the Board currently serving as the Company’s compensation committee have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, have recommended to the Board that the Compensation Discussion and Analysis be included in this report.

The Board members serving as the compensation committee:

Peter H. Kamin

Gregory P. Spivy

Summary Compensation Table

The following table summarizes certain information regarding compensation paid or accrued during fiscal year 2006 to the named executive officers:

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)(3)	Total Compensation ($)
Robert D. Monson,	2006	$728,964	(4)	$—	$473,302	$—	$975,240	$—	$11,021	$2,188,527
President and Chief Executive Officer
Kevin P. Callaghan,	2006	347,000		—	221,034	—	537,156	—	10,820	1,116,010
Chief Operating Officer and Executive Vice President
Robert J. Simon,	2006	273,000		—	161,028	—	422,604	—	23,009	879,641
President—Seitel Data, Ltd.
William J. Restrepo,	2006	252,000		—	353,962	—	325,080	—	7,864	938,906
Chief Financial Officer and Executive Vice President
Marcia H. Kendrick,	2006	210,000		—	78,868	—	162,540	—	7,788	459,196
Chief Accounting Officer and Senior Vice President

(1)	Amounts reported in this column reflect the expense recognized by the Company on outstanding restricted stock awards granted pursuant to the Option Plan for financial statement reporting purposes pursuant to SFAS 123(R). A discussion of the relevant assumptions used in calculating value pursuant to SFAS 123(R) is provided above under the caption “Accounting for Stock-Based Compensation.” See also the Stock Vested Table, which shows the corresponding number of shares vesting under each such restricted stock award with respect to which the Company recognized an expense under SFAS 123(R).

(2)	Represents the performance-based cash bonus paid pursuant to the executive incentive plan based on 2006 performance. The amount paid represents 129% of the maximum bonus, as described in the Compensation Discussion and Analysis section above and in the footnotes to the Grants of Plan-Based Awards Table below.

(3)	Please see the table below, titled Details of All Other Compensation for detail regarding the amounts reported in this column and the discussion of perquisites and other personal benefits in the Compensation Discussion and Analysis section above.

(4)	Includes a cash payment of $308,964 made in lieu of shares of restricted stock which could not be granted to Mr. Monson pursuant to the limitations of the Option Plan, and as discussed in the Compensation Discussion and Analysis section above.

Detail of All Other Compensation

Name	Life Insurance Premiums(1)	Club Dues(2)	Family Travel(3)	401(k) Matching Contributions	All Other Compensation ($)
Robert D. Monson	$1,021	$—	$—	$10,000	$11,021
Kevin P. Callaghan	820	—	—	10,000	10,820
Robert J. Simon	615	9,738	2,656	10,000	23,009
William J. Restrepo	364	—	—	7,500	7,864
Marcia H. Kendrick	288	—	—	7,500	7,788
(1)	Named executive officers were entitled to life insurance coverage which, when combined with the $50,000 of coverage the Company provided to employees generally, equals the lesser of 100% of base salary or $250,000. Accordingly, named executive officers have the following supplemental life insurance protection: Mr. Monson—$200,000, Mr. Callaghan—$200,000, Mr. Simon—$200,000, Mr. Restrepo—$200,000, and Ms. Kendrick—$160,000.

(2)	As discussed in the Compensation Discussion and Analysis section above, certain named executive officers were entitled to reasonable reimbursement for club dues. Only Mr. Simon’s personal benefits exceeded the $10,000 threshold requiring his personal benefits to be valued in the table above.

(3)	As discussed in the Compensation Discussion and Analysis section above, named executive officers were entitled to bring a family guest to certain Company functions. The Company’s expense in providing that benefit for Mr. Simon is reported because only Mr. Simon’s personal benefits were required to be valued as described in the preceding note.

Grants of Plan-Based Awards Table

The following table summarizes restricted stock grants during 2006 to the named executive officers (no option grants were made in 2006):

	Grant Date		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Possible Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards; Number of Shares of Stock	Grant Date Fair Value of Stock Awards
Name			Threshold	Target	Maximum	Threshold	Target	Maximum
Robert D. Monson	2/9/2006		$—	$378,000	$756,000	$—	$340,200	$680,400	—	—
	1/3/2007	(3)	—	—	—	—	—	—	19,663	$70,000
	1/3/2007	(4)	—						250,002	$890,007
Kevin P. Callaghan	2/9/2006		$—	$208,200	$416,400	$—	$124,920	$249,840	—	—
	1/3/2007	(3)	—	—	—	—	—	—	59,302	$211,115
	1/3/2007	(4)	—						91,799	$326,804
Robert J. Simon	2/9/2006		$—	$163,800	$327,600	$—	$98,280	$196,560	—	—
	1/3/2007	(3)	—	—	—	—	—	—	46,655	$166,092
	1/3/2007	(4)	—						72,222	$257,110
William J. Restrepo	2/9/2006		$—	$126,000	$252,000	$—	$63,000	$126,000	—	—
	5/15/2006	(5)	—	—	—	—	—	—	220,000	$979,000
	1/3/2007	(3)	—	—	—	—	—	—	35,888	$127,761
	1/3/2007	(4)	—						46,296	$164,814
Marcia H. Kendrick	2/9/2006		$—	$63,000	$126,000	$—	$31,500	$63,000	—	—
	1/3/2007	(3)	—	—	—	—	—	—	14,953	$53,233
	1/3/2007	(4)	—						23,148	$82,407

(1)	As discussed in the Compensation Discussion and Analysis section above, each named executive officer was eligible to earn a target cash bonus of a stated percentage of base salary. If the maximum stated performance goals were met, each named executive officer would receive up to 200% of his or her target cash bonus. Because the maximum stated performance goals were exceeded for 2006, the compensation committee exercised its discretion to increase the maximum cash bonus by an additional 29%. Accordingly, the amounts reported under the heading “Non-Equity Incentive Plan Compensation” in the Summary Compensation Table above reflect 129% of the maximum expected cash bonus payments.

(2)

As discussed in the Compensation Discussion and Analysis section above, each named executive officer was eligible to earn a target performance-based equity award of a stated percentage of his or her cash bonus. Because the cash bonuses were increased to 129% of each named executive’s maximum cash bonus opportunity, each named executive officer’s performance-based equity award, reported by share number and grant date fair market value in the last two columns, respectively, of the Grants of Plan-Based Awards table, reflect the number of shares (determined at the time of such grant based on the average share price for the full year) equal to the stated percentage for each named executive officer multiplied by the cash bonus actually received. The grant date fair market value reported exceeds the mathematical equivalent of each named executive officer’s cash bonus multiplied by his or her stated percentage because the value of the Company’s common stock on the date of grant exceeded the average share price for 2006.

(3)	Grants of restricted stock reported on this line represent Key Executive Awards, as discussed in the Compensation Discussion and Analysis section above. Because of the share limits applicable to each individual participant in the Company’s Option Plan, Mr. Monson was not eligible to receive his entire Key Executive Award in shares of restricted stock. See footnote (4) to the Summary Compensation Table above. As discussed in the Compensation Discussion and Analysis section above, each restricted stock grant vests ratably over three years and became fully vested as a result of the Acquisition on February 14, 2007.

(4)	Grants of restricted stock reported on this line represent the number of shares and grant date fair market value of the performance-based equity awards payable pursuant to the executive incentive plan, as discussed in footnote (2) and the Compensation Discussion and Analysis section above. As discussed in the Compensation Discussion and Analysis section above, each restricted stock grant vests ratably over three years and became fully vested as a result of the Acquisition on February 14, 2007.

(5)	This grant was made in recognition of Mr. Restrepo’s performance and in light of the competitive environment for chief financial officers in the oil and gas industry, as discussed in the Compensation Discussion and Analysis section above.

Outstanding Equity Awards at Fiscal Year End Table

The following table summarizes certain information regarding unvested stock and equity incentive plan awards outstanding as of December 31, 2006 for each of the named executive officers. There were no unexercised options as of December 31, 2006 for the named executive officers.

Name	Number of Shares That Have Not Vested(1)	Market Value of Shares That Have Not Vested
Robert D. Monson	813,669	$2,912,935
Kevin P. Callaghan	461,953	$1,653,792
Robert J. Simon	346,851	$1,241,727
William J. Restrepo	421,587	$1,509,281
Marcia H. Kendrick	139,484	$499,353

(1)	The table below sets forth, on a grant-by-grant basis, the vesting schedule of each outstanding equity award made to named executive officers, the number of shares originally awarded, and the number of shares not yet vested.

Name	Original Award	Date of Grant	Vesting Schedule	Not Yet Vested
Robert D. Monson	1,000,000 Restricted stock shares	12/15/04	Equal increments over three years	333,334
	20,465 Restricted stock shares	01/03/06	Equal increments over three years	20,465
	459,870 Restricted stock shares	02/09/06	Equal increments over three years	459,870

Kevin P. Callaghan	160,000 Restricted stock shares	03/24/05	Equal increments over three years	106,667
	100,000 Restricted stock shares	07/14/05	Equal increments over three years	66,667
	180,000 Restricted stock shares	10/19/05	Equal increments over three years	120,000
	168,619 Restricted stock shares	02/09/06	Equal increments over three years	168,619

Robert J. Simon	126,000 Restricted stock shares	02/15/05	Equal increments over three years	84,000
	75,000 Restricted stock shares	07/14/05	Equal increments over three years	50,000
	120,000 Restricted stock shares	10/19/05	Equal increments over three years	80,000
	132,851 Restricted stock shares	02/09/06	Equal increments over three years	132,851

William J. Restrepo	90,000 Restricted stock shares	07/25/05	Equal increments over three years	60,000
	120,000 Restricted stock shares	10/19/05	Equal increments over three years	80,000
	24,466 Restricted stock shares	01/03/06	Equal increments over three years	24,466
	37,121 Restricted stock shares	02/09/06	Equal increments over three years	37,121
	220,000 Restricted stock shares	05/15/06	Equal increments over three years	220,000

Marcia H. Kendrick	40,000 Restricted stock shares	02/15/05	Equal increments over three years	26,667
	36,000 Restricted stock shares	07/14/05	Equal increments over three years	24,000
	80,000 Restricted stock shares	10/19/05	Equal increments over three years	53,334
	35,483 Restricted stock shares	02/09/06	Equal increments over three years	35,483

Stock Vested Table

The following table sets forth for each named executive officer the number of shares of restricted stock of the Company that vested during 2006 and the value realized upon vesting. None of the named executive officers exercised options during 2006.

Name	Number of Shares Acquired on Vesting	Value Realized on Vesting
Robert D. Monson	333,333	$1,193,332
Kevin P. Callaghan	146,666	$511,664
Robert J. Simon	107,000	$335,800
William J. Restrepo	70,000	$255,700
Marcia H. Kendrick	51,999	$171,197

Potential Payments to Named Executive Officers Upon Termination or Change in Control

Termination

If each named executive officer’s employment with the Company terminated on December 31, 2006, and depending on the reason for such termination, each named executive officer would receive have been entitled to receive the payments and benefits described in this section.

During 2006, Messrs. Monson, Restrepo and Callaghan were parties to employment agreements that provided for the payment of certain amounts, in addition to earned but unpaid base salary and bonus, reimbursement for expenses incurred prior to the termination date and benefits under the Company’s benefit plans generally available to employees, upon termination of employment. Each such employment agreement provided that the executive would be bound by a non-competition, customer non-solicitation and employee non-solicitation covenants for the duration of the employment term and for one year thereafter. In addition, as a condition to receiving any severance payments provided for in such agreements upon termination of employment, the executive would be required to sign a general waiver and release of claims against the Company. Finally, the Company maintains insurance policies on the life of each named executive officer, who may designate a beneficiary to receive the following supplemental life insurance benefits upon his or her death—: Mr. Monson—$200,000, Mr. Callaghan—$200,000, Mr. Simon—$200,000, Mr. Restrepo—$200,000, and Ms. Kendrick—$160,000.

Under the terms of Mr. Monson’s employment agreement, as amended and restated on October 19, 2005, if Mr. Monson were terminated without “Cause,” resigned for “Good Reason” or involuntarily or voluntarily terminated employment following a Change in Control, he would be entitled to receive 290% (390% in the event of termination following a Change in Control) of his annual base salary in a single lump sum, continued participation in the Company’s medical and dental benefit plans for up to 12 months following such termination (provided he continues to pay the applicable employee expense for such coverage), and full vesting of any outstanding equity awards. If Mr. Monson were terminated as a result of his death, his estate would be entitled to full vesting of his outstanding equity awards. If Mr. Monson were terminated as a result of his disability, he would be entitled to a lump sum payment of base salary and bonus for the lesser of one year or the remainder of the term of the employment agreement (December 15, 2007) and full vesting of his outstanding equity awards. Finally, if Mr. Monson’s employment were terminated as a result of the Company’s refusal to extend the term of the employment agreement, he would be entitled to a lump sum payment of 190% of base salary, continued participation in the Company’s medical and dental benefit plans for up to 12 months following such termination (provided he continues to pay the applicable employee expense for such coverage), and full vesting of any outstanding equity awards.

Under the terms of Mr. Callaghan’s employment agreement, as amended and restated on July 14, 2005, if Mr. Callaghan was terminated without “Cause,” resigned for “Good Reason” or involuntarily or voluntarily terminated employment following a Change in Control, he would be entitled to receive 200% of his annual base salary in a single lump sum, continued participation in the Company’s medical and dental benefit plans for up to 12 months following such termination (provided he continues to pay the applicable employee expense for such coverage), and full vesting of any outstanding equity awards. If Mr. Callaghan were terminated as a result of his death, his estate would be entitled to full vesting of his outstanding equity awards. If Mr. Callaghan were terminated as a result of his disability, he would be entitled to a lump sum payment of his base salary and bonus for the lesser of one year or the remainder of the term of the employment agreement (March 24, 2007), and full vesting of his outstanding equity awards. Finally, if Mr. Callaghan’s employment were terminated as a result of the Company’s refusal to extend the term of the employment agreement, he would be entitled to a lump sum payment of 100% of base salary, continued participation in the Company’s medical and dental benefit plans for up to 12 months following such termination (provided he continues to pay the applicable employee expense for such coverage), and full vesting of any outstanding equity awards.

Under the terms of Mr. Restrepo’s employment agreement, as amended and restated on July 14, 2005, if Mr. Restrepo was terminated without “Cause,” resigned for “Good Reason” or involuntarily or voluntarily terminated employment following a Change in Control, he would be entitled to receive 200% of his annual base salary in a single lump sum, continued participation in the Company’s medical and dental benefit plans for up to 12 months following such termination (provided he continues to pay the applicable employee expense for such coverage), and full vesting of any outstanding equity awards. If Mr. Restrepo were terminated as a result of his death, his estate would be entitled to full vesting of his outstanding equity awards. If Mr. Restrepo were terminated as a result of his disability, he would be entitled to a lump sum payment of his base salary and bonus for the lesser of one year or the remainder of the term of the employment agreement (July 25, 2007) and full vesting of his outstanding equity awards. Finally, if Mr. Restrepo’s employment were terminated as a result of the Company’s refusal to extend the term of the employment agreement, he would be entitled to a lump sum payment of 100% of base salary, continued participation in the Company’s medical and dental benefit plans for up to 12 months following such termination (provided he continues to pay the applicable employee expense for such coverage), and full vesting of any outstanding equity awards.

In addition, the Key Executive Awards and performance-based equity awards, both in the form of restricted stock awards under the 2004 Seitel, Inc. Option Plan, made pursuant to the executive incentive plan, provided for accelerated vesting upon termination of employment for certain specified reasons.

The restricted stock awards for Messrs. Monson, Restrepo and Callaghan provided for full vesting in the event of the executive’s termination of employment by the Company without “Cause,” by the executive for “Good Reason,” on account of the executive’s death or disability, or upon the Company’s election not to extend the term of employment (as specified in each executive’s employment agreement).

For purposes of the employment agreements and restricted stock agreements for Messrs. Monson, Restrepo and Callaghan, “Cause” means the willful misconduct or gross negligence of the executive in the performance of his duties for the Company, a breach by the executive of the executive’s employment agreement with the Company (that remains uncured for 10 days), failure by the executive to perform his duties to the Company’s satisfaction within 10 days after written notice from the Company, a material violation by the executive of the Company’s code of business conduct or other policies or procedures, or the executive’s conviction or plea of no contest to a felony or his engagement in fraud or misconduct that materially injures the business or reputation of the Company. For purposes of these agreements, “Good Reason” means a material diminution in the executive’s title and duties as normally associated with the executive’s position, a reduction in the executive’s base salary as provided in the executive’s employment agreement, a change in reporting structure, or the relocation of the executive’s principal place of employment more than 50 miles from the location previously agreed.

The restricted stock awards for Mr. Simon and Ms. Kendrick provided for full vesting in the event of the executive’s termination of employment with the Company as a result of death or permanent disability. Accordingly, in such event, Mr. Simon would have been entitled to the vesting of 346,851 shares of restricted stock valued at $1,241,727 as of December 31, 2006 and Ms. Kendrick would have been entitled to the vesting of 139,484 shares of restricted stock valued at $499,353 as of December 31, 2006.

The payments and/or benefits to which Messrs. Monson, Restrepo and Callaghan would have been entitled had their employment terminated on December 31, 2006 are set forth in the tables below. For purposes of calculating any portion of the cash bonus payable upon termination of employment, we have assumed that each executive’s cash bonus would have been paid at the maximum rate provided in the Grants of Plan-Based Awards Table above, and pro-rated, if necessary, for the number of months remaining in the term of each executive’s employment agreement as of December 31, 2006. For purposes of calculating the value of medical and dental benefits that may be received upon termination of employment, we have provided the Company’s cost of the current coverage elected by the named executive officer, less the employee’s required contribution for such coverage.

Mr. Monson

	Severance	Medical & Dental Benefits	Vesting of Outstanding Restricted Stock	Total
Termination without Cause or for Good Reason	$1,218,000	$11,926	$2,912,935	$4,142,861

Termination following a Change in Control	$1,638,000	$11,926	$2,912,935	$4,562,861

Death	—	—	$2,912,935	$2,912,935 (plus the life insurance benefit described above)

Disability	$1,176,000	—	$2,912,935	$4,088,935

Non-Renewal	$798,000	$11,926	$2,912,935	$3,722,861

Mr. Callaghan

	Severance	Medical & Dental Benefits	Vesting of Outstanding Restricted Stock	Total
Termination without Cause, for Good Reason or following a Change in Control	$694,000	$8,395	$1,653,792	$2,356,187

Death	—	—	$1,653,792	$1,653,792 (plus the life insurance benefit described above)

Disability	$190,850	—	$1,653,792	$1,844,642

Non-Renewal	$347,000	$8,395	$1,653,792	$2,009,187

Mr. Restrepo

	Severance	Medical & Dental Benefits	Vesting of Outstanding Restricted Stock	Total
Termination without Cause, for Good Reason or following a Change in Control	$504,000	$11,926	$1,509,281	$2,025,207

Death	—	—	$1,509,281	$1,509,281 (plus the life insurance benefit described above)

Disability	$294,000	—	$1,509,281	$1,803,281

Non-Renewal	$252,000	$11,926	$1,509,281	$1,773,207

New Agreements Effective 2007

Effective in 2007, we negotiated new employment agreements with three of our named executive officers in connection with the Acquisition. The new employment agreements for Messrs. Monson, Restrepo and Callaghan provide for certain payments upon termination or a Change in Control as described below. In addition, each of our named executive officers received a grant of non-qualified stock options to acquire stock of Seitel Holdings, Inc. following the Acquisition, as described in further detail in the Compensation Discussion and Analysis section above.

Robert D. Monson

As described above in the Compensation Discussion and Analysis section, on January 30, 2007, the Company entered into a new employment agreement with Mr. Monson that was conditioned upon the consummation of the Transactions. The agreement provides for Mr. Monson to continue as our President and Chief Executive Officer for an initial term of two years with a mechanism providing automatic one-year extensions. The agreement provides an initial annual base salary of $600,000, subject to increase by the board of directors of the Company or its compensation committee, and an annual cash bonus of up to 158% of his base salary under the Company’s annual incentive plan. Under his new agreement, Mr. Monson received options to purchase 3% of the outstanding Parent common stock, which vest 25% annually.

Upon a termination without cause, voluntarily or involuntarily, following a change in control, Mr. Monson would be entitled to receive three times his base salary and target bonus payable in a lump sum, all of his equity awards would immediately vest and he and his eligible dependents would continue to participate in group medical and dental plans for twelve months. Upon a termination without cause, or resignation by Mr. Monson for good reason prior to a change in control, he would receive two times his base salary plus target bonus payable in a lump sum and all of his equity awards would immediately vest. If Mr. Monson’s employment terminates for any reason other than for cause or voluntary resignation, he would receive his unpaid cash bonus, if any, earned and accrued with respect to the preceding year. All severance payments to which Mr. Monson is entitled to under his new employment agreement are in addition to those benefits he is entitled to under the Company’s Retention Bonus Program For Key Employees (as adopted September 8, 2006).

In the event that payments and benefits payable upon a change in control subject Mr. Monson to a 20% excise tax under section 4999 of the Internal Revenue Code, Mr. Monson would receive a “gross-up” payment so that he receives the same amount after-taxes that he would have received had the excise tax not applied.

Kevin P. Callaghan

As described above in the Compensation Discussion and Analysis section, on January 30, 2007, Acquisition Corp. entered into a new employment agreement with Mr. Callaghan that was conditioned upon the consummation of the Transactions. The agreement provides for Mr. Callaghan to continue as our Chief Operating Officer for an initial term of two years with a mechanism providing automatic one-year extensions. The agreement provides an initial annual base salary of $446,000, subject to increase by the board of directors of the Company or its compensation committee, and an annual cash bonus of up to 110% of his base salary under the Company’s annual incentive plan. Under his new employment agreement, Mr. Callaghan received options to purchase 1% of the outstanding Parent common stock, which vest 25% annually.

Upon a termination without cause, voluntarily or involuntarily, following a change in control, Mr. Callaghan would be entitled to receive two times his base salary payable in a lump sum, all of his equity awards would immediately vest and he and his eligible dependents would continue to participate in group medical and dental plans for twelve months. Upon a termination without cause, or resignation by Mr. Callaghan for good reason prior to a change in control, he would receive two times his base salary payable in a lump sum and all of his equity awards would immediately vest. If Mr. Callaghan’s employment terminates for any reason other than for cause or voluntary resignation, he would receive his unpaid cash bonus, if any, earned and accrued with respect to the preceding year. All severance payments to which Mr. Callaghan is entitled to under his new employment agreement are in addition to those benefits he is entitled to under the Company’s Retention Bonus Program For Key Employees (as adopted September 8, 2006).

William J. Restrepo

As described above in the Compensation Discussion and Analysis section, on January 30, 2007, Acquisition Corp. entered into a new employment agreement with Mr. Restrepo that was conditioned upon the consummation of the Transactions. The agreement provides for Mr. Restrepo to continue as our Chief Financial Officer for an initial term of two years with a mechanism providing automatic one-year extensions. The agreement provides an initial annual base salary of $312,000, subject to increase by the board of directors of the Company or its compensation committee, and an annual cash bonus of up to 110% of his base salary under the Company’s annual incentive plan. Under his new employment agreement, Mr. Restrepo received options to purchase 1% of the outstanding Parent common stock, which vest 25% annually.

Upon a termination without cause, voluntarily or involuntarily, following a change in control, Mr. Restrepo would be entitled to receive two times his base salary payable in a lump sum, all of his equity awards would immediately vest and he and his eligible dependents would continue to participate in group medical and dental plans for twelve months. Upon a termination without cause, or resignation by Mr. Restrepo for good reason, prior to a change in control, he would receive two times his base salary payable in a lump sum. If Mr. Restrepo’s employment terminates for any reason other than for cause or voluntary resignation, he would receive his unpaid cash bonus, if any, earned and accrued with respect to the preceding year. All severance payments to which Mr. Restrepo is entitled under his new employment agreement are in addition to those benefits he is entitled to under the Company’s Retention Bonus Program For Key Employees (as adopted September 8, 2006).

Each of these three employment agreements provide for certain payments upon a change of control of our company. For further discussion, see the section below titled “Change of Control Payments.”

Change of Control Payments

At the beginning of 2006, three of our executive officers, Robert D. Monson, Kevin P. Callaghan and William J. Restrepo, were parties to employment agreements which provided for certain payments upon termination of employment following a change of control. No such termination event occurred for Messrs. Monson, Callaghan or Restrepo, and accordingly none of the named executive officers received those payments (which are described in more detail under the “Termination” section immediately above). In addition, each named executive officer’s grants of restricted stock, to the extent unvested upon the occurrence of a change of control, vest in full upon a change of control. Finally, in anticipation of the Acquisition, the Company adopted the retention bonus plan described in the Compensation Discussion and Analysis section above.

The Company underwent a change of control on February 14, 2007. Set forth in the table below are the amounts that each named executive officer received or is entitled to receive as a result of the Acquisition.

	Retention Bonus Paid ($)	Retention Bonus Due (1 year) ($)	Shares of Restricted Stock Vested (#)	Value of Restricted Stock Vested(1) ($)	Total Value ($)
Robert D. Monson	$758,000	$758,000	923,223	$3,415,925	$4,931,925
Kevin P. Callaghan	444,000	444,000	556,848	2,060,338	2,948,338
Robert J. Simon	349,500	349,500	421,445	1,559,347	2,258,347
William J. Restrepo	283,500	283,500	483,243	1,787,999	2,354,999
Marcia H. Kendrick	178,500	178,500	165,758	613,305	970,305

(1)	Calculated based on the $3.70 merger consideration per share.

Each named executive officer received a portion of his or her restricted stock value set forth in the table above in cash and invested a portion in Seitel Holdings, Inc., in connection with the Acquisition as follows:

	Number of Shares Paid in Cash (#)	Amount Received for Cashed Out Shares ($)	Number of Shares Rolled Over (#)	Value of Shares Rolled Over ($)
Robert D. Monson	805,881	$2,981,760	117,342	$434,165
Kevin P. Callaghan	486,073	1,798,470	70,775	261,868
Robert J. Simon	373,218	1,380,907	48,227	178,440
William J. Restrepo	421,823	1,560,745	61,420	227,254
Marcia H. Kendrick	146,385	541,625	19,373	71,680

Director Compensation

The Company uses a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the board of directors. The Company sets director compensation at a level that reflects the amount of time and skill required of directors in performing their duties to the Company and to its shareholders. Directors who are employees receive no additional compensation for serving on the board of directors.

Director Compensation Table

In 2006, we provided the following annual compensation to directors who are not employees:

Name	Year	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
Fred S. Zeidman	2006	$169,000	$24,583	$—	$—	$—	$—	$193,583
C. Robert Black	2006	119,500	27,711	—	—	—	—	147,211
Peter H. Kamin	2006	62,750	20,750	—	—	—	—	83,500
Ned S. Holmes	2006	45,000	27,711	—	—	—	—	72,711
Charles H. Mouquin	2006	47,000	27,711	—	—	—	—	74,711
Gregory P. Spivy	2006	32,000	20,750	—	—	—	—	52,750
Kevin S. Flannery	2006	108,500	24,583	—	—	—	—	133,083
Jay H. Golding	2006	121,500	24,583	—	—	—	—	146,083
J.D. Williams(3)	2006	12,875	71,958	—	—	—	—	84,833

(1)	Amounts reported in this column reflect the expense recognized by the Company on outstanding restricted stock awards granted pursuant to the Option Plan for financial statement reporting purposes pursuant to SFAS 123(R). A discussion of the relevant assumptions used in calculating value pursuant to SFAS 123(R) is provided above under the caption “Accounting for Stock-Based Compensation.” The table below titled “Director Compensation – Outstanding Restricted Stock Awards” sets forth, on a grant-by-grant basis, the vesting schedule of each outstanding equity award made to members of the board of directors, the number of shares originally awarded, and the number of shares not yet vested.

(2)	The table below titled “Director Compensation – Outstanding Options” sets forth the grant date, expiration date, number of shares and exercise price for the outstanding option held by Mr. Zeidman. No expense was recorded by the Company for 2006 with respect to Mr. Zeidman’s option because the option became fully vested and exercisable prior to January 1, 2006.

(3)	Mr. Williams resigned from the board of directors of the Company effective March 1, 2006. Upon Mr. Williams’s resignation, the board of directors waived the forfeiture provisions of Mr. Williams’s unvested restricted stock and such stock became fully vested on March 1, 2006.

Members of our board of directors in fiscal 2006 received compensation for serving on our board of directors and committees of the board as follows:

•	Annual cash retainer of $30,000 for director service;

•	Annual stock retainer of 25,000 shares of restricted stock;

•	$1,500 for each board or committee meeting attended in person;

•	$500 for each board or committee meeting attended telephonically; and

•	$1,500 for each Strategic Financial Alternatives meeting attended, regardless of manner attended.

In addition, the chairman of the board of directors, the Audit Committee, the Compensation Committee and the Corporate Governance/Nominating committee received annual chairmanship retainers of $100,000, $15,000, $10,000 and $7,500, respectively.

Director Compensation—Outstanding Stock Awards

Name	Original Award	Date of Grant	Grant Date Fair Value	Vesting Schedule	Not Yet Vested
Fred S. Zeidman	16,129 Restricted stock shares	01/03/05	$20,000	At the end of three years	16,129
	25,000 Restricted stock shares	01/03/06	$53,750	Equal increments over three years	25,000
C. Robert Black	7,692 Restricted stock shares	07/12/04	$9,384	At the end of three years	7,692
	16,129 Restricted stock shares	01/03/05	$20,000	At the end of three years	16,129
	25,000 Restricted stock shares	01/03/06	$53,750	Equal increments over three years	25,000
Peter H. Kamin	20,833 Restricted stock shares	04/21/06	$89,999	Equal increments over three years	20,833
Ned S. Holmes	7,692 Restricted stock shares	07/12/04	$9,384	At the end of three years	7,692
	16,129 Restricted stock shares	01/03/05	$20,000	At the end of three years	16,129
	25,000 Restricted stock shares	01/03/06	$53,750	Equal increments over three years	25,000
Charles H. Mouquin	7,692 Restricted stock shares	07/12/04	$9,384	At the end of three years	7,692
	16,129 Restricted stock shares	01/03/05	$20,000	At the end of three years	16,129
	25,000 Restricted stock shares	01/03/06	$53,750	Equal increments over three years	25,000
Gregory P. Spivy	20,833 Restricted stock shares	04/21/06	$89,999	Equal increments over three years	20,833
Kevin S. Flannery	16,129 Restricted stock shares	01/03/05	$20,000	At the end of three years	16,129
	25,000 Restricted stock shares	01/03/06	$53,750	Equal increments over three years	25,000
Jay H. Golding	16,129 Restricted stock shares	01/03/05	$20,000	At the end of three years	16,129
	25,000 Restricted stock shares	01/03/06	$53,750	Equal increments over three years	25,000
J.D. Williams	7,692 Restricted stock shares	07/12/04	$9,384	Fully vested as of March 1, 2006	—
	16,129 Restricted stock shares	01/03/05	$20,000	Fully vested as of March 1, 2006	—
	25,000 Restricted stock shares	01/03/06	$53,750	Fully vested as of March 1, 2006	—

Director Compensation—Outstanding Options

Name	Date of Grant	Expiration Date	Outstanding Stock Options (Exercisable)	Exercise Price
Fred S. Zeidman	07/02/04	07/02/14	100,000	$1.30

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

We are a wholly-owned subsidiary of Parent and all of the capital stock of Parent is owned by an investor group that includes ValueAct Capital and our management investors. The equity investment by our management investors in Parent represents, in the aggregate, less than 1% of the outstanding voting stock of Parent. The following table sets forth certain information regarding the beneficial ownership as of July 1, 2007 by (i) each person or entity who owns more than 5% of Parent’s outstanding securities, (ii) each member of our board of directors and each of our named executive officers and (iii) all members of our board of directors and all of our executive officers as a group. To our knowledge, each of such stockholders has sole voting and investment power as to the stock shown unless otherwise noted. Beneficial ownership of the securities listed in the table has been determined in accordance with the applicable rules and regulation promulgated under the Exchange Act.

	Shares	Options(1)	Total	Percentage(2)
Greater than 5% Stockholders:
ValueAct Capital	995,430	—	995,430	99.5%
Named Executive Officers and Directors:
Robert D. Monson	1,115	—	1,115	*
William J. Restrepo	584	—	584	*
Kevin P. Callaghan	672	—	672	*
Marcia H. Kendrick	184	—	184	*
Robert J. Simon	458	—	458	*
Jay H. Golding	641	—	641	*
Peter H. Kamin	—	—	—	—
Philip B. Livingston	462	—	462	*
Gregory P. Spivy	—	—	—	—
Jeffrey W. Ubben	—	—	—	—
All executive officers and directors as a group (12 persons)	4,430	—	4,430	*

*	Indicates less than 1%.

(1)	Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power and as to which such person has the right to acquire such voting and/or investment power within 60 days. As of July 1, 2007, no stockholder of Parent held any such rights or options that were exercisable within the next 60 days.

(2)	Based on 1,000,000 outstanding shares as of July 1, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Securities Holders Agreement

In connection with the Acquisition, Parent, ValueAct Capital and each of the management investors entered into a Securities Holders Agreement, which contains certain agreements described below with respect to the capital stock and corporate governance of Parent.

Governance Provisions

The Securities Holders Agreement provides that the board of directors of Parent (“Parent’s Board”) shall initially be composed of Robert D. Monson, Peter H. Kamin, Gregory P. Spivy and Jeffrey W. Ubben. Thereafter, each stockholder and permitted transferee agrees that it shall take, at any time and from time to time, all action necessary (including voting the common stock entitled to vote owned by him, her or it, calling special meetings of stockholders and executing and delivering written consents) to ensure that Parent’s Board is composed of such number of directors as determined by ValueAct Capital. In the event that ValueAct Capital, together with its respective affiliates and permitted transferees, owns in the aggregate less than 50% of the outstanding common stock, the rights of ValueAct Capital to designate all of the directors of Parent shall be modified to provide that so long as ValueAct Capital, its affiliates and permitted transferees continue to own securities of Parent, ValueAct Capital shall have the right to designate the percentage of directors of Parent’s Board equal to the number of securities collectively owned by ValueAct Capital, its affiliates and permitted transferees divided by the aggregate number of issued and outstanding shares of common stock of Parent. In the event this percentage would give ValueAct Capital the right to designate a fraction of a director of Parent, such fractional right shall be deemed the right to designate one additional director of Parent. ValueAct Capital may request that any director of Parent be removed, with or without cause, by written notice to the other stockholders, and, in any such event, each stockholder and permitted transferee shall promptly consent in writing or vote or cause to be voted all shares of common stock of Parent entitled to vote thereon now or hereafter owned or controlled by it for the removal of such person as a director.

If requested by ValueAct Capital, Parent shall cause the board of directors of any Seitel direct or indirect subsidiary to be identical to Parent’s Board, except in the case of any foreign subsidiaries which may have a board of directors containing additional members in order to comply with applicable foreign laws. No stockholder or permitted transferee shall consent in writing or vote or cause to be voted any shares of Parent common stock currently or in the future owned or controlled by it in favor of any amendment, repeal, modification, alteration or rescission of, or the adoption of any provision in Parent’s certificate of incorporation or bylaws inconsistent with certain provisions of the Securities Holders Agreement unless ValueAct Capital consents in writing thereto.

Approved sale

So long as Parent has not consummated a public offering of its common stock, if the holder(s) of the majority of the shares of common stock of Parent then outstanding approve the sale of Parent, whether by merger, consolidation, sale of outstanding capital stock, sale of all or substantially all of its assets or otherwise, each stockholder and permitted transferee will consent to, vote for and raise no objections against, and will waive dissenters and appraisal rights (if any) with respect to, such approved sale, and, as applicable, will sell, exchange, redeem, agree to cancel or otherwise dispose of its securities, options, warrants or other rights relating to Parent on the terms and conditions approved by the holder(s) of the majority of the shares of common stock of Parent then outstanding.

Call and Put Options

If a management investor of Parent is no longer an employee or director, as applicable, of Parent or any of its subsidiaries for any reason, all of the securities held by that management investor (whether held directly by the management investor or by one or more of his or her affiliates or permitted transferees, other than Parent, ValueAct Capital or a ValueAct Capital Affiliate), will be subject to repurchase by ValueAct Capital and Parent, at their option, pursuant to certain terms and conditions set forth in the Securities Holders Agreement. If the repurchase option is not exercised with regard to all applicable securities consisting of common stock or other shares of capital stock of Parent following a termination, then all, but not less than all, such remaining securities consisting of common stock or other shares of capital stock of Parent held by such management investor will be subject to repurchase by ValueAct Capital, at the option of such holder (which option may only be exercised with respect to all such securities held by the holder), pursuant to certain terms and conditions set forth in the Securities Holders Agreement.

Tag-along rights

ValueAct Capital, certain of its partners, associates, relatives, heirs and any trusts or other entities in which ValueAct Capital or such of its partners, associates, relatives or heirs are the sole beneficiaries, grantors or owners (collectively, the “ValueAct Capital Group”) shall not sell or otherwise effect the transfer of any common stock or other securities of Parent, in either one or a series of transactions, to a third-party other than a permitted transferee or to Parent unless our other stockholders at such time are offered an opportunity to participate ratably in such transaction on the same terms as are to be received by the selling member of the ValueAct Capital Group.

Corporate Opportunity

To the fullest extent permitted by any applicable law, the doctrine of corporate opportunity, or any other analogous doctrine, shall not apply with respect to ValueAct Capital or any affiliate or representative thereof, including any directors of Parent designated by such persons. ValueAct Capital or any representative thereof shall have the right to engage in business activities, whether or not in competition with the Parent or any of its subsidiaries or Parent’s or any of its subsidiaries’ business activities, without consulting any other stockholder, and ValueAct Capital shall not have any obligation to any other stockholder with respect to any opportunity to acquire property or make investments at any time.

Transfer Restrictions

Generally, no stockholder or permitted transferee other than ValueAct Capital may transfer, other than in connection with a redemption or purchase by ValueAct Capital or Parent, shares of common stock or securities of Parent unless such transfer is to a person approved in advance in writing by the holder(s) of the majority of the shares of common stock of Parent then outstanding, and such transfer complies with the notice and other covenants and representations requirements contained in the Securities Holders Agreement. However, stockholders may transfer their common stock to certain enumerated permitted transferees or to ValueAct Capital or an affiliate thereof or Parent.

Registration Rights Agreement

In connection with the Acquisition, Parent, ValueAct Capital and each of the management investors entered into a Registration Rights Agreement, which became effective upon consummation of the Acquisition. Pursuant to the Registration Rights Agreement, if at any time after an initial public offering of Parent common stock, Parent proposes to register any offer or sale of the common stock of Parent under the Securities Act (other than on a Special Registration Statement), Parent shall give at least 30 days prior written notice to all holders of registrable securities. Upon written request by holders within 20 days of such notice, Parent shall use its best efforts to effect the registration under the Securities Act of the offer and sale of all registrable securities which Parent has been so requested to register by such security holders, to the extent required to permit the public distribution of such registrable securities subject to such requests; provided, however, that (i) if, any time after giving written notice of its intention to register the offer and sale of shares of common stock and prior to the effective date of the registration statement filed in connection with such registration, Parent shall determine for any reason not to register the common stock of Parent, Parent shall give written notice of such determination to each holder of registrable securities and, thereupon, shall be relieved of its obligation to register any offer and sale of registrable securities in connection with such registration; (ii) if a registration undertaken shall involve an underwritten offering, any holder of registrable securities requesting to be included in such registration may elect, in writing at least 20 days prior to the effective date of the registration statement filed in connection with such registration, not to register the offer and sale of such holder’s registrable securities in connection with such registration; and (iii) if, at any time after a period of 180 days or a shorter period as specified in the Registration Rights Agreement, the sale of the securities has not been completed, Parent may withdraw from the registration on a pro rata basis (based on the number of registrable securities requested by each holder of registrable securities to be subject to such registration) of the offer and sale of the registrable securities of which Parent has been requested to register and which have not been sold.

Exchange Agreement

In connection with the Acquisition, Parent and each of the management investors entered into an Exchange Agreement whereby the management investors agreed to invest in Parent by contributing shares of Seitel common stock to Parent in exchange for equity interests in Parent immediately before the completion of the Acquisition. The Exchange Agreement conditioned each current and future management investor’s respective investment in Parent on that particular management investor’s continued employment with Seitel immediately prior to the completion of the Acquisition. The equity investment by the management investors in Parent represents, in the aggregate, less than 1% of the outstanding voting stock of Parent immediately following the Acquisition.

Employment Agreements

For a description of the terms of our employment agreements with Messrs. Monson, Restrepo and Callaghan, see “Management—Compensation Discussion and Analysis—2007 Employment Agreements” and “Management—New Agreements Effective 2007.”

Advisory Agreement

In anticipation of the consummation of the Transactions, Acquisition Corp. entered into an Advisory Agreement on January 30, 2007 with Parent and ValueAct Capital, pursuant to which ValueAct Capital and Parent may provide financial, advisory and consulting services to us following the consummation of the Transactions. Following the consummation of the Acquisition, we, as the surviving corporation, succeeded to all liabilities and obligations of Acquisition Corp., including under the Advisory Agreement. There are no minimum levels of service required to be provided pursuant to the Advisory Agreement. The services that may be provided include executive and management services, support and analysis of financing alternatives and assistance with various finance functions. In exchange for these services, Parent and ValueAct Capital will be reimbursed for all of their reasonable out-of-pocket expenses, including their expenses related to the Transactions.

The Advisory Agreement has an initial term of ten years and automatically renews for successive one-year terms, subject to termination by either party upon written notice 90 days prior to the expiration of the initial term or any extension thereof. The Advisory Agreement includes customary indemnification provisions in favor of ValueAct Capital. We believe that the terms of the Advisory Agreement are comparable to the terms typically contained in advisory agreements for similar services performed by financial sponsors for their portfolio companies.

Other Related Party Transactions

Seitel owns 20% of Wandoo Energy LLC, a privately owned oil and gas prospecting company. Kevin Callaghan, our Chief Operating Officer, serves as Seitel’s representative on the board of directors of Wandoo. During 2005 and 2006, we paid $49,000 and $84,000, respectively, to Wandoo’s president for geophysical consulting services. Such agreement for geophysical consulting services expired in December 2006. In addition, during 2006, Wandoo funded a portion of certain of our seismic data processing projects that totaled approximately $155,000.

DESCRIPTION OF OTHER INDEBTEDNESS

New Revolving Credit Facility

Summary

On the date of consummation of the Transactions, we entered into the new $25.0 million revolving credit facility, with WFF as lender. The borrower under the new revolving credit facility is Seitel and each of Seitel’s domestic subsidiaries as are acceptable to WFF. The proceeds from our new revolving credit facility will be used to finance working capital and general corporate purposes. Our new revolving credit facility includes a letter of credit sublimit up to $10.0 million.

All obligations under our new revolving credit facility are unconditionally guaranteed by each of our present and future domestic subsidiaries that are not borrowers under the new revolving credit facility, subject to customary exceptions, exclusions and release mechanisms.

Availability

Outstanding balances under the new revolving credit facility shall not exceed at any time the lesser of (i) $25.0 million, (ii) 75% of the borrower’s trailing twelve months’ Cash Margin (as defined in the credit facility documents), and (iii) 85% of eligible short-term accounts plus the lesser of (a) 50% of eligible long-term accounts and (b) $7.5 million, plus $15 million; in all cases less applicable reserves.

Collateral

The loans are secured by a perfected first priority security lien and interest in all of the current and future property and assets of the borrower and the guarantors, including, but not limited to:

•	inventory, accounts, chattel paper, documents and instruments;

•	copyrights, trademarks, and patents and related rights

•	general intangibles, deposit accounts, cash and cash equivalents, and investment property (including interests in domestic subsidiaries);

•	100% of the stock of Seitel; and

•	all proceeds and products of the foregoing property and assets.

Interest Rates and Fees

The loans under the new revolving credit facility will, at the option of the borrower, bear interest per annum at the following rates:

•	a LIBOR-based rate, which is equal to 2.5% plus the greater of

•

the rate per annum determined by lender in accordance with its customary procedures, at which deposits are offered to major banks in the London interbank market, adjusted by the reserve percentage prescribed by governmental authorities as described by the lender, for an interest period of one, two or three months; and

•	4.0%; or

•	an alternate base rate, which will be 0.75% plus the greater of:

•	the prime lending rate as publicly announced from time to time by Wells Fargo Bank, N.A.; and

•	6.0%.

The borrower will be required to pay to the issuing bank a letter of credit fee on the aggregate outstanding amounts of letters of credit equal to the product of (a) 2.5% per annum (the “Letter of Credit Margin”) and (b) the undrawn amounts of each letter of credit, earned in full, non-refundable and payable in cash monthly in arrears, plus the charges imposed by the letter of credit issuing bank.

The borrower will pay an unused revolver fee in an amount equal to 0.25% per annum times the unused portion of the revolver, due and payable monthly in arrears.

The borrower paid a closing fee and will pay a servicing fee for each month (or portion of a month) from and after the loan closing date until the date on which the facility is repaid in full and all commitments are terminated (due and payable monthly in arrears).

There shall also be termination fees in certain circumstances.

Voluntary Prepayments

The borrower may prepay borrowings under the new revolving credit facility in part without premium or penalty. The facility may be prepaid and the commitments terminated in whole at any time upon prior written notice of not less than five days, so long as borrower pays to lender the applicable termination fee.

Mandatory Prepayments

The borrower must prepay borrowings under the new revolving credit facility in an amount equal to the amount by which the loans exceed the borrowing base.

Covenants

The new revolving credit facility contains customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, investments, sales of assets, mergers and acquisitions, liens, change of control and dividends and other distributions. The new revolving credit facility requires the borrower to comply with a minimum Cash Margin and a limitation on annual capital expenditures.

Maturity

Our new revolving credit facility will mature on February 14, 2010.

Expenses and Indemnity

The borrower will indemnify and hold harmless WFF, each of its affiliates, and each of its officers, directors, employees, agents, advisors, attorney and representatives from and against any and all claims, damages, losses, liabilities, and expenses (including, without limitation, reasonable fees and disbursements of counsel), that may be incurred by or asserted or awarded against any such indemnified parties, arising out of or in connection with the loan, the loan proposal and other loan documentation, or any use made or proposed to be made with the proceeds of the facility, and whether or not the loan is consummated, except to the extent such claim, damage, loss, liability or expense is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such indemnified party’s gross negligence or willful misconduct. Further, no indemnified party shall have any liability to the borrower for or in connection with the loan, except to the extent such liability is found in a final non-appealable judgment by a court of competent jurisdiction to have resulted from such indemnified party’s gross negligence or willful misconduct. In no event shall any indemnified party be liable on any theory of liability for any special, indirect, consequential or punitive damages.

Existing Canadian Revolving Credit Facility

Our wholly-owned subsidiary, Olympic, has in place a revolving credit facility with Royal Bank of Canada as lender which allows Olympic to borrow up to CAD5.0 million, subject to an availability formula, by way of prime-based loans, bankers’ acceptances or letters of credit. The rate applicable to borrowings is the bank’s prime rate plus 0.35% per annum and to bankers’ acceptances is 1.50% per annum. Letter of credit fees are based on scheduled rates in effect at the time of issuance. The facility is secured by the assets of Olympic, SEIC Trust Administration Ltd. (as sole trustee of, and for and on behalf of, SEIC Business Trust) and SEIC Holdings, Ltd., but is not guaranteed by us or any of our other U.S. subsidiaries. However, all intercompany debt owing by Olympic, SEIC Trust Administration Ltd., SEIC Business Trust or SEIC Holdings, Ltd. to us, SEIC Partners Limited Partnership or to any of our U.S. subsidiaries (approximately CAD29.8 million at March 31, 2007) has been subordinated to the repayment of the revolving credit facility. Available borrowings under the facility are equivalent to a maximum of CAD5.0 million, subject to a requirement that such borrowings may not exceed 75% of good accounts receivable (as defined in the agreement) of SEIC Trust Administration, less prior-ranking claims, if any, relating to inventory or accounts. The facility is subject, to repayment upon demand and is available from time to time at the bank’s sole discretion. As of March 31, 2007, no amounts were outstanding on the revolving line of credit and CAD5.0 million was available on the line of credit. Olympic is not a party to any of the debt issued by us other than the note payable to a former executive.

11.75% Notes

On January 17, 2007, Acquisition Corp. commenced a tender offer and consent solicitation for any and all of our $189.0 million aggregate principal amount of our 11.75% Senior Notes due 2001, or the 11.75% Notes, and solicited consents to certain amendments to the 11.75% Notes and the related indenture to remove most of the restrictive covenants. The proceeds of the offering of the old notes were used, in part, to repurchase the 11.75% Notes from holders that agreed to tender their 11.75% Notes prior to the closing of the offering of the old notes and to partially fund other costs related to the Transactions. In connection with the tender offer, we repurchased $187.0 million principal amount of the 11.75% Notes validly tendered. On February 14, 2007, we announced that approximately 98.94% of the aggregate principal amount of the 11.75% Notes were tendered prior to the expiration of the consent solicitation period on February 13, 2007. We received the requisite consents from the holders of the 11.75% Notes with respect to the consent solicitation and executed a supplemental indenture that eliminated substantially all of the restrictive covenants and certain default provisions in the indenture governing the 11.75% Notes. The supplemental indenture became operative upon our acceptance for payment of a majority in principal amount of the outstanding 11.75% Notes tendered.

DESCRIPTION OF THE NEW NOTES

The issuance of the Notes occurred in connection with the merger of Seitel Acquisition Corp. (“SAC”), a wholly-owned subsidiary of Seitel Holdings, LLC, with and into Seitel, Inc. (“Seitel”), with Seitel as the surviving corporation and becoming a wholly-owned subsidiary of Seitel Holdings, Inc. (formerly known as Seitel Holdings, LLC).

The following is a summary of the material terms and provisions of the Notes. The following summary does not purport to be a complete description of the Notes and is subject to the detailed provisions of, and qualified in its entirety by reference to, the Indenture. You can find definitions of certain terms used in this description under the heading “—Certain Definitions.”

Principal, Maturity and Interest

The Notes will mature on February 15, 2014. The Notes will bear interest at the rate shown on the cover page of this prospectus, payable on February 15 and August 15 of each year, commencing on August 15, 2007, to Holders of record at the close of business on February 1 and August 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the Notes will be computed on the basis of a 360-day year of twelve 30-day months.

The Notes will be issued in registered form, without coupons, and in denominations of $2,000 and integral multiples of $1,000.

The aggregate principal amount of Notes in the offering is $400.0 million. The Issuer may issue additional Notes having identical terms and conditions to the Notes being issued in this offering, except for issue date, issue price and first interest payment date, in an unlimited aggregate principal amount (the “Additional Notes”), subject to compliance with the covenant described under “—Certain Covenants—Limitation on Indebtedness and Issuance of Preferred Stock.” Any Additional Notes will be part of the same issue as the Notes being issued in this offering and will be treated as one class with the Notes being issued in this offering, including for purposes of voting and offers to purchase. For purposes of this “Description of the New Notes,” except for the covenant described under “—Certain Covenants—Limitation on Indebtedness and Issuance of Preferred Stock,” references to the Notes include Additional Notes, if any.

Methods of Receiving Payments on the Notes

If a Holder has provided wire transfer instructions to the Issuer at least 10 Business Days prior to the applicable payment date, the Issuer will make all payments on such Holder’s Notes by wire transfer of immediately available funds to the account specified in those instructions. Otherwise, payments on the Notes will be made at the office or agency of the paying agent (the “Paying Agent”) and registrar (the “Registrar”) for the Notes within the City and State of New York unless the Issuer elects to make interest payments by check mailed to the Holders at their addresses set forth in the register of Holders.

Ranking

The Notes will be general unsecured unsubordinated obligations of the Issuer. The Notes will rank senior in right of payment to all future obligations of the Issuer that, by their terms, are expressly subordinated in right of payment to the Notes and pari passu in right of payment with all existing and future unsecured obligations of the Issuer that are not so subordinated. Each Note Guarantee (as defined below) will be a general unsecured obligation of the Guarantor thereof and will rank senior in right of payment to all future obligations of such Guarantor that, by their terms, are expressly subordinated in right of payment to such Note Guarantee and pari passu in right of payment with all existing and future unsecured obligations of such Guarantor that are not so subordinated.

The Notes and each Note Guarantee will be effectively subordinated to secured Indebtedness of the Issuer and the applicable Guarantor to the extent of the value of the assets securing such Indebtedness. The Credit Agreement will be secured by substantially all of the assets of the Issuer and its domestic Subsidiaries.

The Notes will also be structurally subordinated to all existing and future obligations, including Indebtedness, of any Unrestricted Subsidiaries and Foreign Subsidiaries, none of which will provide Note Guarantees. Claims of creditors of these Subsidiaries, including trade creditors, will generally have priority as to the assets of these Subsidiaries over the claims of the Issuer and the holders of the Issuer’s Indebtedness, including the Notes.

As of March 31, 2007, our total indebtedness was $406.1 million. In addition, as of March 31, 2007, we had borrowing capacity of $25.0 million under our new revolving credit facility and CAD5.0 million under our existing Canadian revolving credit facility. Although the Indenture contains limitations on the amount of additional secured Indebtedness that the Issuer and the Restricted Subsidiaries may incur, under certain circumstances, the amount of this Indebtedness could be substantial. See “—Certain Covenants—Limitation on Indebtedness and Issuance of Preferred Stock” and “—Limitation on Liens.”

Note Guarantees

The Issuer’s obligations under the Notes and the Indenture are jointly and severally guaranteed (the “Note Guarantees”) by each Restricted Subsidiary (other than any Foreign Subsidiary) (a Restricted Subsidiary in such capacity, a “Guarantor”).

Not all of our Subsidiaries guarantee the Notes. Unrestricted Subsidiaries and Foreign Subsidiaries are not Guarantors. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, these non-guarantor Subsidiaries will be required to pay the holders of their debts and their trade creditors before they will be able to distribute any of their assets to us. The non-guarantor Subsidiaries generated $11.6 million, or 31.9% of, our consolidated revenues and had a net loss of $3.6 million for the quarter ended March 31, 2007 and owned 31.2% of our consolidated assets as of March 31, 2007. As of March 31, 2007, our non-guarantor subsidiaries had $41.0 million of consolidated liabilities (excluding intercompany liabilities).

As of the date of the Indenture, all of our Subsidiaries (including Foreign Subsidiaries) were “Restricted Subsidiaries.” However, under the circumstances described below under the subheading “Certain Covenants—Limitation on Designation of Unrestricted Subsidiaries,” the Issuer is permitted to designate any of its Subsidiaries as “Unrestricted Subsidiaries.” The effect of designating a Subsidiary as an “Unrestricted Subsidiary” is that:

•	an Unrestricted Subsidiary will not be subject to many of the restrictive covenants in the Indenture;

•

a Subsidiary that previously had been a Guarantor but which is subsequently designated an Unrestricted Subsidiary will be released from its Note Guarantee and its obligations under the Indenture and the Registration Rights Agreement; and

•

the assets, income, cash flows and other financial results of an Unrestricted Subsidiary will not be consolidated with those of the Issuer for purposes of calculating compliance with any of the restrictive covenants contained in the Indenture, including those relating to the incurrence of Indebtedness and those relating to the making of loans, investments, advances and the payment of dividends or other distributions.

The obligations of each Guarantor under its Note Guarantee will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any guarantees under the Credit Agreement) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Note Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such

Guarantor under its Note Guarantee not constituting a fraudulent conveyance or fraudulent transfer under U.S. federal or state law. Each Guarantor that makes a payment for distribution under its Note Guarantee is entitled to a contribution from each other Guarantor in a pro rata amount based on the percentage that the adjusted net assets of such Guarantor bears to the aggregate adjusted net assets of all Guarantors.

A Guarantor shall be released from its obligations under its Note Guarantee and its obligations under the Indenture and the Registration Rights Agreement:

(1) upon any sale, exchange or transfer, to any Person not a Subsidiary of the Issuer, of that number of shares of the Issuer’s and each Restricted Subsidiary’s Equity Interests in such Restricted Subsidiary resulting in such Restricted Subsidiary no longer being a Subsidiary of the Issuer or another Restricted Subsidiary in accordance with the terms of the Indenture; or

(2) if such Guarantor is designated as an Unrestricted Subsidiary or otherwise ceases to be a Restricted Subsidiary, in each case in accordance with the provisions of the Indenture, upon effectiveness of such designation or when it first ceases to be a Restricted Subsidiary, respectively.

Optional Redemption

Ordinary Redemption

The Issuer may redeem the Notes, in whole or in part, at any time on or after February 15, 2011. The redemption price for the Notes (expressed as a percentage of principal amount) will be as follows, plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on of any year set forth below:

Year	Redemption Price
2011	104.875%
2012	102.438%
2013 and thereafter	100.000%

At any time prior to February 15, 2011, the Notes may also he redeemed by or on behalf of the Issuer, in whole, or in part, at the Issuer’s option (a “Make-Whole Redemption”), at a price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued but unpaid interest, if any, to, the date of redemption pursuant to such Make-Whole Redemption (the “Make-Whole Redemption Date”).

Redemption with Proceeds of Certain Equity Offerings

At any time prior to February 15, 2010, the Issuer may, on any one or more occasions, redeem up to 35% of the aggregate principal amount of the Notes issued under the Indenture with the net cash proceeds of one or more sales of Equity Interests (other than Disqualified Equity Interests) of the Parent (to the extent such net cash proceeds have been contributed to the equity capital of the Issuer) at a redemption price (expressed as a percentage of principal amount) of 109.75% of their principal amount plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of the Notes originally issued on the Issue Date remains outstanding immediately after each such redemption and notice of any such redemption is mailed within 90 days of each such sale of Equity Interests.

Selection and Notice of Redemption

Selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not then listed on a national security exchange, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes of a principal amount of $2,000 or less shall be redeemed in part.

Selection of the Notes or portions thereof for redemption shall be made by the Trustee only on a pro rata basis or on as nearly a pro rata basis as is practicable (subject to the procedures of The Depository Trust Company (“DTC”)), unless that method is otherwise prohibited.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the date of redemption to each Holder of Notes to be redeemed at its registered address. The notice of redemption that relates to that Note will state the portion of the principal amount of the Note to be redeemed. A new Note in a principal amount equal to the unredeemed portion of the Note will be issued in the name of the Holder of the Note upon cancellation of the original Note. On and after the date of redemption, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the Paying Agent for the Notes funds in satisfaction of the redemption price (including accrued and unpaid interest on the Notes to be redeemed) pursuant to the Indenture.

Change of Control

Upon the occurrence of any Change of Control, each Holder will have the right to require that the Issuer offer to purchase that Holder’s Notes for a cash price (the “Change of Control Purchase Price”) equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest thereon, if any, to the date of purchase.

Within 30 days following any Change of Control, the Issuer will mail, or cause to be mailed, to the Holders a notice:

(1) describing the transaction or transactions that constitute the Change of Control;

(2) offering to purchase, pursuant to the procedures required by the Indenture and described in the notice (a “Change of Control Offer”), on a date specified in the notice (which shall be a Business Day not earlier than 30 days nor later than 60 days from the date the notice is mailed) and for the Change of Control Purchase Price, all Notes properly tendered by such Holder pursuant to such Change of Control Offer; and

(3) describing the procedures that Holders must follow to accept the Change of Control Offer.

The Change of Control Offer is required to remain open for at least 20 Business Days or for such longer period as is required by law.

The Issuer will publicly announce the results of the Change of Control Offer on or as soon as practicable after the date of purchase.

If a Change of Control Offer is made, there can be no assurance that the Issuer will have sufficient assets to satisfy the repayment of outstanding Indebtedness under the Credit Agreement and to pay for all or any of the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. The terms of the Credit Agreement deem a Change of Control as an event of default and also prohibit the consummation of a Change of Control. The terms of other agreements governing our future Indebtedness may contain similar provisions. Upon the occurrence of a Change of Control, we could seek to refinance the Indebtedness under the Credit Agreement or obtain a waiver from the lenders thereunder. We cannot assure you, however, that in the event of a Change of Control the Issuer will be able to obtain the consents necessary to consummate a Change of Control Offer from the lenders under agreements governing outstanding Indebtedness, including the Credit Agreement, which may prohibit the offer or refinance our Indebtedness on commercially reasonable or other terms acceptable to us, if at all.

The provisions described above that require us to make a Change of Control Offer following a Change of Control will be applicable regardless of whether any other provisions of the Indenture are applicable to the transaction giving rise to the Change of Control. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Issuer purchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Issuer’s obligation to make a Change of Control Offer will be satisfied if a third-party makes the Change of Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer.

With respect to any disposition of assets, the phrase “all or substantially all” as used in the Indenture (including as set forth under the definition of “Change of Control” and “—Certain Covenants—Limitation on Mergers, Consolidations, Etc.” below) varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which governs the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Holders have the right to require the Issuer to purchase Notes.

The Issuer will comply with applicable tender offer rules, including the requirements of Rule 14e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Change of Control” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Change of Control” provisions of the Indenture by virtue of this compliance.

Certain Covenants

Overview

In the Indenture, the Issuer agreed to covenants that limit its and its Restricted Subsidiaries’ ability, among other things, to:

•	incur additional Indebtedness and issue certain preferred stock;

•	pay certain dividends, acquire shares of capital stock, make payments on subordinated debt or make investments;

•	place limitations on distributions from Restricted Subsidiaries;

•	issue or sell capital stock of Restricted Subsidiaries;

•	guarantee indebtedness;

•	sell or exchange assets;

•	enter into transactions with affiliates;

•	create certain liens;

•	engage in unrelated businesses; and

•	consolidate, merge or transfer all or substantially all of its assets and the assets of its subsidiaries on a consolidated basis.

Covenant Suspension

During any period of time that the Notes have Investment Grade Ratings from the Required Rating Agencies, the Issuer and the Restricted Subsidiaries will not be subject to the following provisions of the Indenture:

•	“—Limitation on Indebtedness and Issuance of Preferred Stock,”

•	“—Limitation on Layering Indebtedness,”

•	“—Limitation on Restricted Payments,”

•	“—Limitation on Dividend and Other Restrictions Affecting Restricted Subsidiaries,”

•	“—Limitation on the Issuance or Sale of Equity Interests of Restricted Subsidiaries,”

•	“—Limitation on Transactions with Affiliates,”

•	“—Limitation on Asset Sales,”

•	“—Change of Control,” and

•	clause (3) of the first paragraph and the fourth paragraph of “—Limitation on Mergers, Consolidations, Etc.,”

(collectively, the “Suspended Covenants”). In the event that the Issuer and the Restricted Subsidiaries are not subject to the Suspended Covenants for any period of time as a result of the preceding sentence and, subsequently, a Required Rating Agency withdraws its rating or downgrades the rating assigned to the Notes so that the Notes no longer have Investment Grade Ratings from the Required Rating Agencies, then the Issuer and the Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants with respect to any incurrences, actions or other events undertaken by the Issuer or any Restricted Subsidiary from that time forward, and compliance with the Suspended Covenants with respect to Restricted Payments made after the time of such withdrawal or downgrade will be calculated in accordance with the terms of the covenant described below under “—Limitation on Restricted Payments” as though such covenant had been in effect during the entire period of time from the Issue Date.

During any time that the Suspended Covenants are not in effect, the Issuer and its Restricted Subsidiaries will continue to be subject to all other obligations under the Notes and the Indenture and the Issuer will not be permitted to designate any of its Subsidiaries as Unrestricted Subsidiaries.

Limitation on Indebtedness and Issuance of Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, incur any Indebtedness (other than the Notes and the Note Guarantees existing on the Issue Date, the Exchange Notes and the related Guarantees thereof and Indebtedness existing on the Issue Date) and the Issuer will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock; provided, however, that the Issuer may incur Indebtedness (including, without limitation, Acquired Indebtedness) and any Restricted Subsidiary may incur Indebtedness (including, without limitation, Acquired Indebtedness) or issue Preferred Stock if, after giving effect to the incurrence of such Indebtedness or issuance of Preferred Stock and the receipt and application of the proceeds therefrom, the Consolidated Interest Coverage Ratio would be greater than 2.0:1 (the “Coverage Ratio Exception”).

Notwithstanding the above, the Issuer and any Restricted Subsidiary (except as specified below) shall be permitted to incur or issue each and all of the following (the “Permitted Indebtedness”):

(1) Indebtedness of the Issuer and any Restricted Subsidiary under the Credit Facility in an aggregate amount at any time outstanding not to exceed the greater of (x) $35.0 million and (y) the sum of (i) 60% of the net book value of trade accounts receivable of the Issuer and its Restricted Subsidiaries on a consolidated basis at such time and (ii) $20.0 million;

(2) Indebtedness of the Issuer and the Restricted Subsidiaries to the extent outstanding on the Issue Date (other than Indebtedness referred to in clause (1) above, and after giving effect to the intended use of proceeds of the Notes);

(3) Indebtedness under Hedging Obligations for bona fide hedging purposes of the Issuer or any Restricted Subsidiary not for the purpose of speculation; provided that the notional principal amount of such

Hedging Obligations at the time incurred does not exceed the principal amount of the Indebtedness to which such Hedging Obligations relate (other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder);

(4)(x) Indebtedness of the Issuer owed to a Restricted Subsidiary and Indebtedness of any Restricted Subsidiary owed to the Issuer or any other Restricted Subsidiary; provided, however, that (a) upon any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or such Indebtedness being owed to any Person other than the Issuer or a Restricted Subsidiary, the Issuer or such Restricted Subsidiary, as applicable, shall be deemed to have incurred Indebtedness not permitted by this clause (4) and (b) if the Issuer or any Guarantor is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated, in right of payment to the Notes, in the case of the Issuer, or the Note Guarantee, in the case of a Guarantor, and (y) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Equity Interests or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(5) Indebtedness in respect of bid, performance or surety bonds issued for the account of the Issuer or any Restricted Subsidiary in the ordinary course of business, and Indebtedness in respect of bankers’ acceptances, workers’ compensation claims, or appeal bonds and payment obligations in connection with self-insurance of similar obligations, including guarantees or obligations of the Issuer or any Restricted Subsidiary with respect to letters of credit in respect of any of the foregoing (in each case other than for an obligation for money borrowed);

(6) Purchase Money Indebtedness incurred by the Issuer or any Restricted Subsidiary, and Refinancing Indebtedness thereof, in an aggregate amount not to exceed at any time outstanding $10.0 million;

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(8) Indebtedness arising in connection with endorsement of instruments for deposit in the ordinary course of business;

(9) Refinancing Indebtedness with respect to Indebtedness incurred, or Preferred Stock of a Restricted Subsidiary issued, pursuant to the Coverage Ratio Exception or clauses (2), (6), (10), (12) or (14);

(10) Indebtedness of the Issuer, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in a Change of Control Offer or (B) deposited to defease the Notes as described under “—Legal Defeasance and Covenant Defeasance” or “—Satisfaction and Discharge”;

(11) Guarantees of the Notes and Guarantees of Indebtedness of the Issuer or any of its Restricted Subsidiaries by the Issuer or any other Restricted Subsidiary of the Issuer that was incurred in compliance with the Indenture;

(12) the incurrence or issuance by the Issuer or any Guarantor of (x) Acquired Indebtedness, or (y) Preferred Stock of Persons that are acquired by the Issuer or any Restricted Subsidiary (including by way of merger or consolidation) in accordance with the terms of the Indenture; provided that such Indebtedness is not incurred or such Preferred Stock is not issued in contemplation of such acquisition or merger; provided further in the case of each of (x) and (y) that the Consolidated Interest Coverage Ratio immediately after giving effect to such incurrence or issuance would be equal to or greater than the Consolidated Interest Coverage Ratio immediately prior to such incurrence or issuance;

(13) indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets of the Issuer or any Restricted Subsidiary or Equity Interests of a Restricted Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Equity Interests for the purpose of financing or in contemplation of any such acquisition; provided that (a) any amount of such obligations included on the face of the balance sheet of the Issuer or any Restricted Subsidiary shall not be permitted under this clause (13) and (b) in the case of a disposition, the maximum aggregate liability in respect of all such obligations outstanding under this clause (13) shall at no time exceed the gross proceeds actually received by the Issuer and the Restricted Subsidiaries in connection with such disposition; and

(14) Additional Indebtedness of the Issuer or additional Indebtedness or Preferred Stock of any Restricted Subsidiary in an aggregate amount or liquidation preference, together with any Refinancing Indebtedness thereof, not to exceed $20.0 million at any time outstanding (which Indebtedness may, but need not be incurred, in whole or in part, under any Credit Facility).

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (14) above or is entitled to be incurred pursuant to the Coverage Ratio Exception, the Issuer shall, in its sole discretion, classify such item of Indebtedness and may divide and classify such Indebtedness in more than one of the types of Indebtedness described, except that Indebtedness incurred under any Credit Facility on the Issue Date shall be deemed to have been incurred under clause (1) above, and may later reclassify any item of Indebtedness described in clauses (1) through (14) above (provided that at the time of reclassification it meets the criteria in such category or categories). In addition, for purposes of determining any particular amount of Indebtedness under this covenant, guarantees, Liens or letter of credit obligations supporting Indebtedness otherwise included in the determination of such particular amount shall not be included so long as incurred by a Person that could have incurred such Indebtedness.

Notwithstanding any other provision of this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant, the maximum amount of Indebtedness that may be outstanding pursuant to this “Limitation on Indebtedness and Issuance of Preferred Stock” covenant will be deemed not to be exceeded, with respect to any outstanding Indebtedness, due solely to the result of fluctuations in the exchange rates of currencies.

The accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness, the reclassification of Preferred Stock as Indebtedness due to a change in accounting principles, and the payment of dividends on Disqualified Equity Interests in the form of additional shares of the same class of Disqualified Equity Interests will be deemed not to be an incurrence of Indebtedness for purposes of this covenant.

Limitation on Layering Indebtedness

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, incur any Indebtedness that is or purports to be by its terms (or by the terms of any agreement governing such Indebtedness) subordinated to any other Indebtedness of the Issuer or of such Restricted Subsidiary, as the case may be, unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Notes or the Note Guarantee of such Restricted Subsidiary, to the same extent and in the same manner as such Indebtedness is subordinated to such other Indebtedness of the Issuer or such Restricted Subsidiary, as the case may be.

For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Issuer or any Restricted Subsidiary (i) by virtue of being unsecured or secured by a junior priority lien, (ii) by virtue of the fact that the holders of such Indebtedness have entered into intercreditor agreements or other arrangements giving one or more of such holders priority over the other holders in the collateral held by them or (iii) by virtue of the fact that there are distinctions between categories of Indebtedness that exist by reason of any Liens or Guarantees arising or created in respect of some but not all such Indebtedness.

Limitation on Restricted Payments

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, make any Restricted Payment if at the time of such Restricted Payment:

(1) a Default shall have occurred and be continuing or shall occur as a consequence thereof;

(2) the Issuer cannot incur $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception; or

(3) the amount of such Restricted Payment, when added to the aggregate amount of all other Restricted Payments made after the Issue Date (other than Restricted Payments made pursuant to clause (2), (3), (5), (6), (7), (9), (10), (11), (12), (13) or (14) of the next paragraph), exceeds the sum (the “Restricted Payments Basket”) of (without duplication);

(a) 50% of Consolidated Net Income for the period (taken as one accounting period) commencing on the first day of the fiscal quarter in which the Issue Date occurs to and including the last day of the first full fiscal quarter ended immediately prior to the date of such calculation for which consolidated financial statements are available (or, if such Consolidated Net Income shall be a deficit, minus 100% of such aggregate deficit), plus

(b) 100% of the aggregate net cash proceeds and the Fair Market Value of property and marketable securities received by the Issuer either (x) as contributions to the capital of the Issuer after the Issue Date or (y) from the issuance and sale of Qualified Equity Interests after the Issue Date, other than (A) any such proceeds which are used to redeem Notes in accordance with the third paragraph under the caption “—Optional Redemption” or (B) any such proceeds or assets received from a Subsidiary of the Issuer, plus

(c) the aggregate amount by which Indebtedness (other than any Subordinated Indebtedness) permitted by the Indenture to be incurred by the Issuer or any Restricted Subsidiary subsequent to the Issue Date is reduced on the Issuer’s consolidated balance sheet upon the conversion or exchange (other than by a Subsidiary of the Issuer) into Qualified Equity Interests (less the amount of any cash, or the fair value of assets, distributed by the Issuer or any Restricted Subsidiary upon such conversion or exchange), plus

(d) in the case of the disposition or repayment of or return on (including but not limited to payments of interest on Indebtedness, dividends, repayments of loans or advances, other transfers of assets or releases of any guarantees) after the Issue Date with respect to any Investment that was treated as a Restricted Payment made after the Issue Date, an amount (to the extent not included in the computation of Consolidated Net Income) equal to the lesser of (i) 100% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash, marketable securities or other property (in each case valued at the Fair Market Value thereof) as the return of capital with respect to such Investment and (ii) the amount of such Investment that was treated as a Restricted Payment, in either case, less the cost of the disposition of such Investment, plus

(e) In the event that the Issuer and/or any Restricted Subsidiary has made Investments (the “Initial Investments”) in a Person that were previously treated as Restricted Payments and the Issuer or such Restricted Subsidiary makes a subsequent Investment (the “Subsequent Investment”) in such Person that, as a consequence of or in connection with the Subsequent Investment, results in such Person becoming a Restricted Subsidiary, an amount equal to the lesser of (i) the Fair Market Value of the Initial Investments immediately prior to the consummation of the Subsequent Investment, and (ii) the amount of the Initial Investments to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced, plus

(f) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the lesser of (i) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (ii) the aggregate amount of the Issuer’s Investments in such

Subsidiary to the extent such Investments reduced the Restricted Payments Basket and were not previously repaid or otherwise reduced.

The foregoing provisions will not prohibit:

(1) the payment by the Issuer or any Restricted Subsidiary of any dividend within 60 days after the date of declaration thereof, if on the date of declaration the payment would have complied with the provisions of the Indenture;

(2) the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests;

(3) the redemption of Subordinated Indebtedness of the Issuer or any Restricted Subsidiary (a) in exchange for, or out of the proceeds of the substantially concurrent issuance and sale of, Qualified Equity Interests, (b) in exchange for, or out of the proceeds of the substantially concurrent incurrence of, Refinancing Indebtedness permitted to be incurred under the “Limitation on Indebtedness and Issuance of Preferred Stock” covenant and the other terms of the Indenture or (c) out of the proceeds of a capital contribution to the Issuer;

(4) the repurchase, redemption or other acquisition of Equity Interests of the Issuer or any of its Subsidiaries from employees, former employees, consultants, directors or former directors of the Issuer or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), and any dividend payment or other distribution by the Issuer or any Restricted Subsidiary to the Parent utilized for the repurchase, redemption or other acquisition of any Equity Interests of such Parent held by employees, former employees, directors or former directors of the Parent or its Subsidiaries or permitted transferees, heirs or estates of such employees, former employees, directors or former directors pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Parent of the Issuer under which such individuals purchase or sell, or are granted the option to purchase or sell, such Equity Interests; provided, however, that the aggregate amount of such repurchases and other acquisitions shall not exceed $2.5 million in any calendar year (it being understood, however, that unused amounts permitted to be paid pursuant to this proviso are available to be carried over, but only to the next calendar year);

(5) repurchases of Equity Interests deemed to occur upon the exercise of stock options or warrants if the Equity Interests represent a portion of the exercise price thereof;

(6) payments or distributions, to dissenting stockholders required by applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets of the Issuer that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Issuer (including, without limitation, in connection with the Transactions);

(7) Investments acquired as a capital contribution to the Issuer, or in exchange for, or out of the proceeds of a substantially concurrent offering of, Qualified Equity interests;

(8) the payment (A) by the Issuer or any Restricted Subsidiary to the Parent, which payment is used by the Parent, following an initial Public Equity Offering by the Parent, to pay dividends of up to 6% of the net cash proceeds received by the Parent in such Public Equity Offering (or any subsequent Public Equity Offering) that are contributed to the Issuer by such Person, in any form other than Disqualified Equity Interests or Indebtedness, or (B) by the Issuer, following an initial Public Equity Offering by the Issuer, to pay dividends of up to 6% of the net cash proceeds received by the Issuer in such initial Public Equity Offering (or any subsequent Public Equity Offering by the Issuer);

(9) Permitted Payments to Parent;

(10) the declaration and payment of regularly scheduled or accumulated dividends to holders of (i) any class or series of Disqualified Equity Interests of the Issuer or any Restricted Subsidiary or (ii) Preferred Stock of a Restricted Subsidiary, in each case, which Disqualified Equity Interests or Preferred Stock were issued after the Issue Date in accordance with the terms of the Indenture;

(11) upon the occurrence of a Change of Control and within 60 days after completion of a Change of Control Offer in accordance with the terms of the Indenture (including the purchase of all Notes tendered), any purchase or redemption of Subordinated Indebtedness or Disqualified Equity Interests of the Issuer that is required to be repurchased or redeemed pursuant to the terms thereof as a result of a Change of Control, at a purchase price not greater than 101% of the outstanding principal amount or liquidation preference thereof (plus accrued and unpaid interest or accumulated dividends thereon);

(12) payment of fees and the reimbursement of other expenses to the Existing Stockholders and/or their Affiliates in connection with the Transactions as described in this prospectus under the caption “Certain Related Party Transactions” in an aggregate amount not to exceed $3.5 million;

(13) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness or Disqualified Equity Interests pursuant to the provisions similar to those described under the caption “—Limitation on Asset Sales,” provided that a Net Proceeds Offer has been made in accordance with the terms of the Indenture and all Notes tendered by Holders in connection with such offers, as applicable, have been repurchased, redeemed or acquired for value; and

(14) other Restricted Payments in an aggregate amount with all other Restricted Payments described in this clause (14) not to exceed $15.0 million,

provided that (a) in the case of any Restricted Payment pursuant to clause (4), (8) or (12) above, no Default shall have occurred and be continuing or occur as a consequence thereof and (b) no issuance and sale of Qualified Equity Interests pursuant to clause (2), (3) or (7) above shall increase the Restricted Payments Basket, except to the extent such proceeds are not used for such redemption, repurchase or other acquisition.

For purposes of determining compliance with this “Limitation on Restricted Payments” covenant, (x) the amount, if other than in cash, of any Restricted Payment shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a board resolution and (y) in the event that a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in the above clauses, including, without limitation, the first paragraph of this “Limitation on Restricted Payments” covenant, the Issuer, in its sole discretion, may order and classify, and from time to time may reclassify, such Restricted Payment if it would have been permitted at the time such Restricted Payment was made and at the time of such reclassification.

Limitation on Dividend and Other Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) pay dividends or make any other distributions on or in respect of its Equity Interests;

(b) make loans or advances or pay any Indebtedness or other obligation owed to the Issuer or any other Restricted Subsidiary; or

(c) transfer any of its assets to the Issuer or any other Restricted Subsidiary; except for:

(1) encumbrances or restrictions existing under or by reason of applicable law, rule, regulation or order;

(2) encumbrances or restrictions existing under the Indenture, the Notes and the Note Guarantees;

(3) non-assignment provisions of any contract or any lease entered into in the ordinary course of business;

(4) encumbrances or restrictions existing under agreements existing on the date of the Indenture (including, without limitation, the Credit Facility) as in effect on that date;

(5) restrictions relating to any Lien permitted under the Indenture imposed by the holder of such Lien;

(6) restrictions imposed under any agreement to sell such assets permitted under the Indenture to any Person pending the closing of such sale, including, but not limited to, with respect to a Restricted Subsidiary, restrictions imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Equity Interests of, or property and assets of, such Restricted Subsidiary;

(7) any instrument governing Acquired Indebtedness (other than Indebtedness incurred in connection with, or in contemplation of the acquisition of, or a merger with, the Person being acquired), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(8) any other agreement governing Indebtedness entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive taken as a whole with respect to any Restricted Subsidiary than those in effect on the Issue Date with respect to that Restricted Subsidiary pursuant to agreements in effect on the Issue Date;

(9) customary provisions in partnership agreements, limited liability company organizational governance documents, joint venture agreements and other similar agreements entered into in the ordinary course of business that restrict the transfer of (i) ownership interests in such partnership, limited liability company, joint venture or similar Person or (ii) other assets that are the subject of such agreements or documents;

(10) in the case of clause (c) above, encumbrances or restrictions:

(A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

(B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Issuer or any Restricted Subsidiary not otherwise prohibited by the Indenture,

(C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Issuer or any Restricted Subsidiary in any manner material to the Issuer or any Restricted Subsidiary, or

(D) arising under Purchase Money Obligations for property acquired in the ordinary course of business;

(11) encumbrances or restrictions contained in (i) Indebtedness of Foreign Subsidiaries permitted to be incurred under the Indenture or (ii) Indebtedness incurred by a Guarantor after the Issue Date in compliance with the Coverage Ratio Exception; provided, that the encumbrances and restrictions in any such agreements taken as a whole are no more restrictive in any material respect than those contained in the agreements described in clause (4) of this paragraph; provided further that any such encumbrances or restrictions are ordinary and customary with respect to the type of Indebtedness being incurred under the relevant circumstances and do not, in the good faith judgment of the Board of Directors of the Issuer, materially impair the Issuer’s ability to make payment on the Notes when due; and

(12) any encumbrances or restrictions imposed by any amendment, refinancing, extension, renewal or replacement of or with respect to the agreements, contracts, instruments or obligations referred to in clauses (1) through (11) above; provided that such amendments, refinancings, extensions, renewals or replacements are, in the good faith judgment of the Issuer’s Board of Directors, no more materially restrictive taken as a whole with respect to such encumbrances and restrictions than those prior to such amendment, refinancing, extension, renewal or replacement.

Nothing contained in this “Limitation on Dividend and Other Restrictions Affecting Restricted Subsidiaries” covenant shall prevent the Issuer or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the “Limitation on Liens” covenant or (2) restricting the sale or other disposition of property or assets of the Issuer or any of its Restricted Subsidiaries that secure Indebtedness of the Issuer or any of its Restricted Subsidiaries.

Limitation on Transactions with Affiliates

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, in one transaction or a series of related transactions, sell, lease, transfer or otherwise dispose of any of its assets to, or purchase any assets from, or enter into any contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer or of any Restricted Subsidiary (an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that, taken as a whole, are materially no less favorable to the Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction at such time (or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor) on an arm’s-length basis by the Issuer or that Restricted Subsidiary from a Person that is not an Affiliate of the Issuer or that Restricted Subsidiary; and

(2) if applicable, the Issuer delivers to the Trustee;

(a) with respect to any Affiliate Transaction involving an aggregate amount in excess of $5.0 million, a Secretary’s Certificate which sets forth and authenticates a resolution that has been adopted by the disinterested members of the Board of Directors or, if there is only one disinterested member of the Board of Directors with respect to such transaction, such member, approving such Affiliate Transaction (or, in case of this clause (a) only, the written opinion described in clause (b) of this paragraph (2) in lieu of such certificate); and

(b) with respect to any Affiliate Transaction involving an aggregate amount of $10.0 million or more, the certificate described in the preceding clause (a) and a written opinion as to the fairness of such Affiliate Transaction to the Issuer or such Restricted Subsidiary from a financial point of view issued by an Independent Financial Advisor to the Board of Directors of the Issuer.

The foregoing restrictions shall not apply to:

(1) transactions exclusively between or among (a) the Issuer and one or more Restricted Subsidiaries or (b) Restricted Subsidiaries; provided, in each case, that no Affiliate of the Issuer (other than another Restricted Subsidiary) owns Equity Interests of any such Restricted Subsidiary;

(2) reasonable director, officer and employee compensation (including bonuses) and other benefits (including retirement, health, stock option and other benefit plans and issuances of securities related thereto) and indemnification arrangements, in each case, in the ordinary course of business or otherwise consistent with past practices;

(3) the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to or the funding of, employment arrangements, stock options and stock ownership plans or similar employee benefit plans approved by the Board of Directors and loans to employees of the Issuer and its Subsidiaries which are approved by the Board of Directors;

(4) any Permitted Investments or any Restricted Payments not prohibited by the “Limitation on Restricted Payments” covenant;

(5)(x) any agreement in effect on the Issue Date and disclosed in or expressly contemplated by this prospectus, as in effect on the Issue Date or any date that it is disclosed in this prospectus that such agreement shall become effective or as thereafter amended or replaced in any manner, that, taken as a whole, is not more disadvantageous to the Holders or the Issuer taken as a whole in any material respect than such agreement as it was in effect on the Issue Date or (y) any transaction pursuant to any agreement referred to in the immediately preceding clause (x);

(6) any transaction with a joint venture or similar entity which would constitute an Affiliate Transaction solely because the Issuer or a Restricted Subsidiary owns an equity interest in or otherwise controls such joint venture or similar entity; provided that no Affiliate of the Issuer or any of its Subsidiaries other than the Issuer or a Restricted Subsidiary shall have a beneficial interest in such joint venture or similar entity;

(7) transactions with Affiliates that are customers, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, in each case which are in the ordinary course of business and otherwise in compliance with the terms of the Indenture, and which are fair to the Issuer or its Restricted Subsidiaries, as applicable, in the reasonable determination of the Board of Directors, chief executive officer or chief financial officer of the Issuer or its Restricted Subsidiaries, as applicable, or are on terms that, taken as a whole, are materially not less favorable to the Issuer or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm’s-length transaction with such a Person that is not such an Affiliate;

(8) the existence of, or the performance by the Issuer or any Restricted Subsidiary of their obligation, if any, or obligations of the Issuer under the terms of, any subscription, registration rights or stockholders agreements, partnership agreement or limited liability company agreement to which the Issuer or any Restricted Subsidiary is a party as of the Issue Date and which is disclosed in this prospectus under the caption “Certain Related Party Transactions”; provided, however, that the entering into by the Issuer or any Restricted Subsidiary or the performance by the Issuer or any Restricted Subsidiary of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date will only be permitted by this clause to the extent that the terms of any such amendment or new agreement, taken as a whole, are not materially more disadvantageous to the Issuer or its Restricted Subsidiaries, or the holders of the Notes, as determined in good faith by the Board of Directors, chief executive officer or chief financial officer of the Issuer;

(9) any financial advisory, financing, underwriting or placement services or any other investment banking, banking or similar services involving the Issuer and any of its Restricted Subsidiaries (including without limitation any payments in cash, Equity Interests or other consideration made by the Issuer or any of its Restricted Subsidiaries in connection therewith) on the one hand and the Existing Stockholders and any of their Affiliates, on the other hand, which services (and payments and other transactions in connection therewith) are approved as fair to the Issuer or such Restricted Subsidiary by a majority of the disinterested members of the Board of Directors or, if there is only one disinterested member of the Board of Directors with respect to such transaction, such member;

(10) transactions with Persons in their capacity as holder of Indebtedness or Equity Interests of the Issuer or any Restricted Subsidiary where such Persons are treated no more favorably than holders of such Indebtedness or Equity Interests generally; and

(11)(a) any transaction with an Affiliate of the Issuer or of a Restricted Subsidiary where the only consideration paid by the Issuer or any Restricted Subsidiary is Qualified Equity Interests, or (b) the issuance or sale of any Qualified Equity Interests.

Limitation on Liens

The Issuer shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or permit or suffer to exist any Lien of any nature whatsoever (other than a Permitted Lien) against any assets of the Issuer or any Restricted Subsidiary (including Equity Interests of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom (other than Permitted Liens), unless contemporaneously therewith:

(1) in the case of any Lien securing an obligation that ranks pari passu with the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, at least equally and ratably with or prior to such obligation with a Lien on the same collateral; and

(2) in the case of any Lien securing an obligation that is subordinated in right of payment to the Notes or a Note Guarantee, effective provision is made to secure the Notes or such Note Guarantee, as the case may be, with a Lien on the same collateral that is prior to the Lien securing such subordinated obligation, in each case, for so long as such obligation is secured by such Lien,

Limitation on Asset Sales

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(1) the Issuer or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets included in such Asset Sale; and

(2) at least 75% of the total consideration received in such Asset Sale consists of cash or Cash Equivalents.

For purposes of clause (2), the following shall be deemed to be cash:

(a) the amount (without duplication) of any liabilities (other than Subordinated Indebtedness, a contingent obligation or Indebtedness owed to the Issuer or any Affiliate of the Issuer) of the Issuer or such Restricted Subsidiary that is expressly assumed by the transferee in such Asset Sale and with respect to which the Issuer or such Restricted Subsidiary, as the case may be, is irrevocably and unconditionally released by the holder of such Indebtedness,

(b) the amount of any obligations received from such transferee that are within 180 days converted by the Issuer or such Restricted Subsidiary to cash (to the extent of the cash actually so received),

(c) the Fair Market Value of (i) any assets (other than securities) received by the Issuer or any Restricted Subsidiary to be used by it in a Permitted Business, (ii) Equity Interests in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the acquisition of such Person by the Issuer or (iii) a combination of (i) and (ii); and

(d) any combination of the consideration specified in the foregoing clauses (a) through (c).

If at any time any non-cash consideration received by the Issuer or any Restricted Subsidiary, as the case may be, pursuant to clause (b) above in connection with any Asset Sale is repaid or convened into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration), then the date of such repayment, conversion or disposition shall be deemed to constitute the date of an Asset Sale hereunder and the Net Available Proceeds thereof shall be applied in accordance with this covenant.

If the Issuer or any Restricted Subsidiary engages in an Asset Sale, the Issuer or such Restricted Subsidiary shall, no later than 365 days following the consummation thereof, apply all or any of the Net Available Proceeds therefrom to:

(1) repay any Indebtedness under any Credit Agreement, in each case, owing to a Person other than the Parent, the Issuer or any Affiliate of the Parent (except to an Affiliate of the Parent solely in its capacity as a lender under the Credit Agreement);

(2) repay any Indebtedness which was secured solely by the assets sold in such Asset Sale, in each case, owing to a Person other than the Parent, the Issuer or any Affiliate of the Parent (except to an Affiliate of the Parent solely in its capacity as a lender under the Credit Agreement);

(3)(A) invest all or any part of the Net Available Proceeds thereof in the purchase of assets (other than securities) to be used by the Issuer or any Restricted Subsidiary in a Permitted Business, (B) acquire Equity Interests (other than Disqualified Equity Interests) in a Person that is a Restricted Subsidiary or in a Person engaged in a Permitted Business that shall become a Restricted Subsidiary immediately upon the consummation of such acquisition or (C) a combination of (A) and (B); and/or

(4) a combination of the repayment and reinvestment permitted by the foregoing clauses (1) through (3).

Pending the final application of any Net Available Proceeds, the Issuer may temporarily reduce revolving credit borrowings or otherwise invest the Net Available Proceeds in any manner that is not prohibited by this Indenture.

The amount of Net Available Proceeds not applied or invested or committed to be applied or invested within the 365-day period as provided in the paragraph above and remaining unapplied, uninvested and uncommitted at the end of such 365-day period will constitute “Excess Proceeds.”

When the aggregate amount of Excess Proceeds equals or exceeds $10.0 million, the Issuer will be required to make an offer to purchase from all Holders on a pro rata basis and, if applicable, redeem (or make an offer to purchase) any Pari Passu Indebtedness of the Issuer the provisions of which require the Issuer to redeem such Indebtedness with the proceeds from any Asset Sales (or offer to do so), in an aggregate principal amount of Notes and such Pari Passu Indebtedness equal to the amount of such Excess Proceeds as follows:

(1) the Issuer will (a) make an offer to purchase (a “Net Proceeds Offer”) to all Holders in accordance with the procedures set forth in the Indenture, and (b) redeem (or make an offer to purchase) any such other Pari Passu Indebtedness, pro rata in proportion to the respective principal amounts of the Notes and such other Indebtedness required to be redeemed, the maximum principal amount of Notes and Pari Passu Indebtedness that may be redeemed out of the amount (the “Payment Amount”) of such Excess Proceeds;

(2) the offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes tendered pursuant to a Net Proceeds Offer, plus accrued and unpaid interest thereon, if any, to the date such Net Proceeds Offer is consummated (the “Offered Price”), in accordance with the procedures set forth in the Indenture and the redemption or purchase price for such Pari Passu Indebtedness (the “Pari Passu Indebtedness Price”) shall be as set forth in the related documentation governing such Indebtedness;

(3) if the aggregate Offered Price of Notes validly tendered and not withdrawn by Holders thereof exceeds the pro rata portion of the Payment Amount allocable to the Notes, Notes to be purchased will be selected on a pro rata basis; and

(4) upon completion of such Net Proceeds Offer in accordance with the foregoing provisions, the Excess Proceeds subject to such Net Proceeds Offer will no longer be deemed to be Excess Proceeds.

To the extent that the sum of the aggregate Offered Price of Notes tendered pursuant to a Net Proceeds Offer and the aggregate Pari Passu Indebtedness Price paid to the holders of such Pari Passu Indebtedness is less than the Payment Amount relating thereto (such shortfall constituting a “Net Proceeds Deficiency”), the Issuer may use the Net Proceeds Deficiency, or a portion thereof, for general corporate purposes, subject to the provisions of the Indenture.

The Issuer will comply with applicable tender offer rules, including the requirements of Rule l4e-1 under the Exchange Act and any other applicable laws and regulations in connection with the purchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Limitation on Asset Sales” provisions of the Indenture, the Issuer shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the “Limitation on Asset Sales” provisions of the Indenture by virtue of such compliance.

Limitation on Designation of Unrestricted Subsidiaries

The Board of Directors may designate (a “Designation”) any Restricted Subsidiary (including, without limitation, any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary owns any Equity Interests of, or owns or holds any Lien on any property of, the Issuer or any Restricted Subsidiary; provided that (A) any Guarantee by the Issuer or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an incurrence of such Indebtedness and an “Investment” by the Issuer or such Restricted Subsidiary at the time of such designation, (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the “Limitation on Restricted Payments” covenant, and (C) if applicable, the incurrence of Indebtedness and the Investment referred to in clause (A) of this paragraph would be permitted under the “Limitation on Indebtedness and Issuance of Preferred Stock” and “Limitation on Restricted Payments” covenants.

If, at any time, any Unrestricted Subsidiary fails to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of the Subsidiary and any Liens on assets of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary as of such date and, if the Indebtedness is not permitted to be incurred under the covenant described under “—Limitation on Additional Indebtedness and Issuance of Preferred Stock” or the Lien is not permitted under the covenant described under “—Limitation on Liens,” the Issuer shall be in default of the applicable covenant.

The Issuer may redesignate an Unrestricted Subsidiary as a Restricted Subsidiary (a “Redesignation”) only if:

(1) no Default shall have occurred and be continuing at the time of and after giving effect to such Redesignation; and

(2) all Liens, Indebtedness and Investments of such Unrestricted Subsidiary outstanding immediately following such Redesignation would, if incurred or made at such time, have been permitted to be incurred or made for all purposes of the Indenture.

All Designations and Redesignations must be evidenced by resolutions of the Board of Directors of the Issuer delivered to the Trustee certifying compliance with the foregoing provisions.

Limitation on the Issuance or Sale of Equity Interests of Restricted Subsidiaries

The Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, sell or issue any shares of Equity Interests of any Restricted Subsidiary except (1) to the Issuer, a Restricted Subsidiary or the minority stockholders of any Restricted Subsidiary, on a pro rata basis, (2) to the extent such shares represent directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Issuer or a Wholly-Owned Restricted Subsidiary, (3) if immediately after giving effect to such sale or issuance such

Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “Limitation on Restricted Payments” covenant if made on the date of such issuance or sale, or (4) sales of common stock or Preferred Stock of a Restricted Subsidiary (other than Disqualified Equity Interests) issued in compliance with the Indenture provided, in each case, that the Issuer or such Restricted Subsidiary applies the Net Available Proceeds of any such sale in accordance with the “Limitation on Asset Sales” covenant.

Limitation on Mergers, Consolidations, Etc.

The Issuer will not, directly or indirectly, in a single transaction or a series of related transactions, (a) consolidate or merge with or into another Person (other than a merger with an Affiliate solely for the purpose of and with the effect of changing the Issuer’s jurisdiction of incorporation to another State of the United States), or sell, lease, transfer, convey or otherwise dispose of or assign all or substantially all of the assets of the Issuer or the Issuer and the Restricted Subsidiaries (taken as a whole) or (b) adopt a Plan of Liquidation unless, in either case:

(1) either:

(a) the Issuer will be the surviving or continuing Person; or

(b) the Person formed by or surviving such consolidation or merger or to which such sale, lease, conveyance or other disposition shall be made (or, in the case of a Plan of Liquidation, any Person to which assets are transferred) (collectively, the “Successor”) is an entity organized and existing under the laws of any State of the United States of America or the District of Columbia, and the Successor expressly assumes, by supplemental indenture in form and substance reasonably satisfactory to the Trustee, all of the obligations of the Issuer under the Notes, the Indenture and the Registration Rights Agreement; provided that at any time the Successor is a Person other than a corporation, there shall be a co-issuer of the Notes that is a corporation that satisfies the requirements of this clause (1) (b) of this covenant;

(2) immediately prior to and immediately after giving effect to such transaction and the assumption of the obligations as set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, no Default shall have occurred and be continuing; and

(3) immediately after and giving effect to such transaction and the assumption of the obligations set forth in clause (1)(b) above and the incurrence of any Indebtedness to be incurred in connection therewith, and the use of any net proceeds therefrom on a pro forma basis, the Issuer or the Successor, as the case may be, could incur $1.00 of additional Indebtedness pursuant to the Coverage Ratio Exception.

For purposes of this covenant, any Indebtedness of the Successor which was not Indebtedness of the Issuer immediately prior to the transaction shall be deemed to have been incurred in connection with such transaction.

For the avoidance of doubt, this covenant shall not apply to any action taken by the Issuer not involving any other Person (other than in its capacity as a regulatory or legal authority) resulting in the conversion of the Issuer from a corporation to a limited liability company or a limited partnership organized and validly existing under the laws of the United States of America or any jurisdiction thereof, provided that upon consummation of any such conversion there shall be a co-issuer of the Notes that is a corporation that satisfies the requirements of clauses (1) and (2) of the first paragraph of this covenant.

Except as provided in the fifth paragraph under the caption “—Note Guarantees,” no Guarantor may consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person unless:

(1) either:

(a) such Guarantor will be the surviving or continuing Person; or

(b) the Person formed by or surviving any such consolidation or merger is another Guarantor or assumes, by supplemental indenture in form and substance reasonably satisfactory to the Trustee, all of the obligations of such Guarantor under the Note Guarantee of such Guarantor, the Indenture and the Registration Rights Agreement;

(2) immediately after giving effect to such transaction, no Default shall have occurred and be continuing; and

(3) the Issuer will have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that such transaction and such supplemental indenture comply with the applicable provisions of the Indenture, that all conditions precedent in the Indenture relating to such transaction have been satisfied and that such supplemental indenture is enforceable.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Equity Interests of which constitute all or substantially all of the properties and assets of the Issuer, will be deemed to be the transfer of all or substantially all of the properties and assets of the Issuer.

The foregoing requirements of this covenant shall not apply to (x) a consolidation or merger of any Guarantor with and into the Issuer or any other Guarantor, so long as the Issuer or such Guarantor, as applicable, survives such consolidation or merger, (y) the sale, exchange or transfer, to any Person not a Subsidiary of the Issuer, of all of the Issuer’s and each Restricted Subsidiary’s Equity Interest in, or all or substantially all of the assets of, a Guarantor in compliance with the “Limitation on Asset Sales” covenant, or (z) a reincorporation or conversion of a Guarantor if such reincorporated entity or entity resulting from such conversion succeeds to the liabilities of such Guarantor and in the good faith determination of the Board of Directors of the Guarantor, whose determination shall be evidenced by a board resolution, any such transaction shall not have as one of its purposes the evasion of the foregoing limitations of this covenant.

Upon any consolidation, combination or merger of the Issuer or a Guarantor, or any transfer of all or substantially all of the assets of the Issuer in accordance with the foregoing, in which the Issuer or such Guarantor is not the continuing obligor under the Notes or its Note Guarantee, the surviving entity formed by such consolidation or into which the Issuer or such Guarantor is merged or to which the conveyance, lease or transfer is made will succeed to, and be substituted for, and may exercise every right and power of, the Issuer or such Guarantor under the Indenture, the Notes and the Note Guarantees with the same effect as if such surviving entity had been named therein as the Issuer or such Guarantor and, except in the case of a conveyance, transfer or lease, the Issuer or such Guarantor, as the case may be, will be released from the obligation to pay the principal of and interest on the Notes or in respect of its Note Guarantee, as the case may be, and all of the Issuer’s or such Guarantor’s other obligations and covenants under the Notes, the Indenture and its Note Guarantee, if applicable.

Notwithstanding the foregoing, any Restricted Subsidiary that is not a Guarantor may consolidate with, merge with or into or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to the Issuer or another Restricted Subsidiary.

Additional Note Guarantees

If, after the Issue Date, (a) the Issuer or any Restricted Subsidiary shall acquire or create another Subsidiary (other than a Subsidiary that has been designated an Unrestricted Subsidiary or any Foreign Subsidiary), (b) any Unrestricted Subsidiary that is not a Foreign Subsidiary is redesignated a Restricted Subsidiary or (c) the Issuer otherwise elects to have any Restricted Subsidiary become a Guarantor, then, in each such case, the Issuer shall cause such Restricted Subsidiary to:

(1) execute and deliver to the Trustee (a) a supplemental indenture in form and substance reasonably satisfactory to the Trustee pursuant to which such Restricted Subsidiary shall unconditionally guarantee all of the Issuer’s obligations under the Notes and the Indenture and (b) a notation of guarantee in respect of its Note Guarantee; and

(2) deliver to the Trustee one or more opinions of counsel that such supplemental indenture (a) has been duly authorized, executed and delivered by such Restricted Subsidiary and (b) constitutes a valid and legally binding obligation of such Restricted Subsidiary in accordance with its terms.

Conduct of Business

The Issuer will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Permitted Business.

Reports

Whether or not required by the SEC, so long as any Notes are outstanding, from and after the date of effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, the Issuer will furnish to the Holders of Notes upon request and file electronically with the SEC (unless the SEC will not accept such filing) through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system), in each case within the time periods applicable to the Issuer under Section 13(a) or 15(d) of the Exchange Act (whether or not the Issuer is then subject to such Sections):

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Issuer were required to file these Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Issuer’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Issuer were required to file these reports.

In addition, the Issuer has agreed that, at all times prior to the earlier of the date of effectiveness of the Exchange Offer Registration Statement or the Shelf Registration Statement, the Issuer shall, at its cost, deliver to each Holder of the Notes all of the information and reports substantially equivalent to those referred to in clauses (1) and (2) above within the time periods applicable to the Issuer under Section 13(a) or 15(d) of the Exchange Act (whether or not the Issuer is then subject to such Sections), provided that the deadline for delivery of the Issuer’s (i) annual report for the year ended December 31, 2006 shall be March 31, 2007 and (ii) quarterly report for the three months ended March 31, 2007 shall be June 14, 2007. The Issuer and the Guarantors have agreed that, for so long as any Notes remain outstanding, the Issuer will furnish to the Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any Parent provides a Note Guarantee and complies with the requirements of Rule 3-10 of Regulation S-X promulgated by the SEC, the reports, information and other documents required to be filed and furnished to Holders pursuant to this covenant may, at the option of the Issuer, be filed by and be those of such Parent rather than the Issuer.

Events of Default

Each of the following is an “Event of Default”:

(1) failure by the Issuer to pay interest on any of the Notes when it becomes due and payable and the continuance of any such failure for 30 days;

(2) failure by the Issuer to pay the principal on any of the Notes when it becomes due and payable, whether at stated maturity, upon redemption, upon purchase, upon acceleration or otherwise;

(3) failure by the Issuer to comply with any of its agreements or covenants described above under “—Certain Covenants—Limitation on Mergers, Consolidations, Etc.,” or in respect of its obligations to make a Change of Control Offer as described under “—Change of Control”;

(4) failure by the Issuer to comply with any other agreement or covenant in the indenture and continuance of this failure for 60 consecutive days after notice of the failure has been given to the Issuer by the Trustee or by the Holders of at least 25% of the aggregate principal amount of the Notes then outstanding;

(5) default under any mortgage, indenture or other instrument or agreement under which there may be issued or by which there may be secured or evidenced Indebtedness of the Issuer or any Restricted Subsidiary, whether such Indebtedness now exists or is incurred after the Issue Date, which default:

(a) is caused by a failure to pay at final (but not any interim) fixed maturity principal on such Indebtedness and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default, or

(b) results in the acceleration of such Indebtedness prior to its express final maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration, and in each case, the principal amount of such Indebtedness, together with any other Indebtedness with respect to which an event described in clause (a) or (b) has occurred and is continuing, aggregates $15.0 million or more;

(6) one or more final judgments or orders that exceed $15.0 million in the aggregate (net of amounts covered by insurance or bonded pursuant to an executed written agreement) for the payment of money have been entered by a court or courts of competent jurisdiction against the Issuer or any Restricted Subsidiary and there shall be any period of 60 consecutive days following entry of the final judgment or order during which a stay of enforcement of such final judgments or orders, by reason of a pending appeal or otherwise, shall not be in effect;

(7) the Issuer or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

(a) commences a voluntary case,

(b) consents to the entry of an order for relief against it in an involuntary case,

(c) consents to the appointment of a Custodian of it or for all or substantially all of its assets, or

(d) makes a general assignment for the benefit of its creditors;

(8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(a) is for relief against the Issuer or any Significant Subsidiary as a debtor in an involuntary case,

(b) appoints a Custodian of the Issuer or any Significant Subsidiary or a Custodian for all or substantially all of the assets of the Issuer or any Significant Subsidiary, or

(c) orders the liquidation of the Issuer or any Significant Subsidiary, and the order or decree remains unstayed and in effect for 60 consecutive days; or

(9) any Note Guarantee of any Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of such Note Guarantee and the Indenture) or is declared null and void and unenforceable or found to be invalid or any Guarantor denies its liability under its Note Guarantee (other than by reason of release of a Guarantor from its Note Guarantee in accordance with the terms of the Indenture and the Note Guarantee).

If an Event of Default (other than an Event of Default specified in clause (7) or (8) above with respect to the Issuer) shall have occurred and be continuing under the Indenture, the Trustee, by written notice to the Issuer, or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding by written notice to the Issuer and the Trustee, may declare all amounts owing under the Notes to be due and payable immediately. Upon such declaration of acceleration, the aggregate principal of and accrued and unpaid interest on the outstanding Notes shall immediately become due and payable; provided that after any such acceleration the Holders of a majority in aggregate principal amount of such outstanding Notes may rescind and annul such acceleration and its consequences and waive all past Defaults if all Events of Default, other than the nonpayment of accelerated principal and interest, have been cured or waived as provided in the Indenture and such rescission would not conflict with any judgment or decree based on such acceleration. Notwithstanding the foregoing, in the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) above shall be remedied or cured by the Issuer, the relevant Guarantor or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (7) or (8) with respect to the Issuer occurs, all outstanding Notes shall become due and payable without any further action or notice.

The Trustee shall, within 30 days after the occurrence of any Default with respect to the Notes, give the Holders notice of all uncured Defaults thereunder known to it; provided, however, that, except in the case of an Event of Default in payment with respect to the Notes or a Default in complying with “—Certain Covenants—Limitation on Mergers, Consolidations, Etc.,” the Trustee shall be protected in withholding such notice if and so long as a committee of its trust officers in good faith determines that the withholding of such notice is in the interest of the Holders.

No Holder will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless the Trustee:

(1) has failed to act for a period of 60 days after receiving written notice of a continuing Event of Default by such Holder and a request to act by Holders of at least 25% in aggregate principal amount of Notes outstanding;

(2) has been offered indemnity satisfactory to it in its reasonable judgment; and

(3) has not received from the Holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request.

However, such limitations do not apply to a suit instituted by a Holder of any Note for enforcement of payment of the principal of or interest on such Note on or after the due date thereof (after giving effect to the grace period specified in clause (I) of the first paragraph of this “—Events of Default” section).

The Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture and, upon any Officer of the Issuer becoming aware of any Default, the Issuer shall notify the Trustee of any Default and what action the Issuer is taking or proposes to take with respect thereto.

Legal Defeasance and Covenant Defeasance

The Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Legal Defeasance means that the Issuer and the Guarantors shall be deemed to have paid and discharged the entire indebtedness represented by the Notes and the Note Guarantees, and the Indenture shall cease to be of further effect as to all outstanding Notes and Note Guarantees, except as to

(1) rights of Holders to receive payments in respect of the principal of and interest on the Notes when such payments are due from the trust funds referred to below,

(2) the Issuer’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust,

(3) the rights, powers, trust, duties and immunities of the Trustee, and the Issuer’s obligation in connection therewith, and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors released with respect to most of the covenants under the Indenture, except as described otherwise in the Indenture (“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default. In the event Covenant Defeasance occurs, certain Events of Default (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) will no longer apply. Covenant Defeasance will not be effective until such bankruptcy, receivership, rehabilitation and insolvency events no longer apply. The Issuer may exercise its Legal Defeasance option regardless of whether it previously exercised Covenant Defeasance.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, U.S. legal tender, U.S. Government Obligations or a combination thereof, in such amounts as will be sufficient (without reinvestment) in the opinion of a nationally recognized firm of independent public accountants selected by the Issuer, to pay the principal of and interest on the Notes on the stated date for payment or on the redemption date of the principal or installment of principal of or interest on the Notes,

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States confirming that:

(a) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling, or

(b) since the date of the Indenture, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon this opinion of counsel shall confirm that, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the Legal Defeasance and, assuming no subsequent change in applicable law, will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred.

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and, assuming no subsequent change in applicable law, will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the Covenant Defeasance had not occurred,

(4) no Default shall have occurred and be continuing on the date of such deposit (other than a Default resulting from the borrowing of funds to be applied to such deposit),

(5) the Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or a default under any other material agreement or instrument to which the Issuer or any of its Subsidiaries is a party or by which the Issuer or any of its Subsidiaries is bound (other than any such Default or default resulting solely from the borrowing of funds to be applied to such deposit),

(6) the Issuer shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by it with the intent of preferring the Holders over any other of its creditors or with the intent of defeating, hindering, delaying or defrauding any other of its creditors or others, and

(7) the Issuer shall have delivered to the Trustee an Officers’ Certificate and an opinion of counsel, each stating that the conditions provided for in, in the case of the Officers’ Certificate, clauses (1) through (6) and, in the case of the opinion of counsel, clauses (2) and/or (3) and (5) of this paragraph have been complied with.

If the funds deposited with the Trustee to effect Covenant Defeasance are insufficient to pay the principal of and interest on the Notes when due, then our obligations and the obligations of Guarantors under the Indenture will be revived and no such defeasance will be deemed to have occurred.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to rights of registration of transfer or exchange of Notes, which shall survive until all Notes have been canceled) as to all outstanding Notes when either

(1) all the Notes that have been authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from this trust) have been delivered to the Trustee for cancellation, or

(2)(a) all Notes not delivered to the Trustee for cancellation otherwise have become due and payable pursuant to an optional redemption notice or otherwise, or will become due and payable within one year, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in trust sufficient to pay and discharge the entire Indebtedness (including all principal and accrued interest) on the Notes not theretofore delivered to the Trustee for cancellation,

(b) the Issuer has paid all sums payable by it under the Indenture, and

(c) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or on the date of redemption, as the case may be.

In addition, the Issuer must deliver an Officers’ Certificate and an opinion of counsel stating that all conditions precedent to satisfaction and discharge have been complied with.

Transfer and Exchange

A Holder will be able to register the transfer of, or exchange, Notes only in accordance with the provisions of the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture. Without the prior consent of the Issuer, the Registrar is not required (1) to register the transfer of or exchange any Note selected for redemption, (2) to register the transfer of or exchange any Note for a period of 15 days before a selection of Notes to be redeemed or (3) to register the transfer or exchange of a Note between a record date and the next succeeding interest payment date.

The Notes will be issued in registered form and the registered Holder will be treated as the owner of such Note for all purposes.

Amendment, Supplement and Waiver

Subject to certain exceptions, the Indenture or the Notes may be amended with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of at least a majority in principal amount of the Notes then outstanding, and any existing Default under, or compliance with any provision of, the Indenture may be waived (other than any continuing Default in the payment of the principal or interest on the Notes) with the consent (which may include consents obtained in connection with a tender offer or exchange offer for Notes) of the Holders of a majority in principal amount of the Notes then outstanding; provided that without the consent of each Holder affected, no amendment or waiver may:

(1) reduce, or change the maturity of the principal of any Note;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce any premium payable upon optional redemption of the Notes or change the date on which any Notes are subject to redemption (other than provisions relating to the purchase of Notes described above under “—Change of Control” and “—Certain Covenants—Limitation on Asset Sales,” except that if a Change of Control has occurred, no amendment or other modification of the obligation of the Issuer to make a Change of Control Offer relating to such Change of Control shall be made without the consent of each Holder of the Notes affected);

(4) make any Note payable in money or currency other than that stated in the Notes;

(5) modify or change any provision of the Indenture or the related definitions to affect the ranking of the Notes or any Note Guarantee in a manner that adversely affects the Holders (it being understood that the ranking of the Notes and Note Guarantees shall not, for the purposes of this clause (5), be deemed to be affected by the granting of any collateral to secure any other Indebtedness of the Issuer or any Guarantor);

(6) reduce the percentage of Holders necessary to consent to an amendment or waiver to the Indenture or the Notes;

(7) waive a default in the payment of principal of or premium or interest on any Notes (except a rescission of acceleration of the Notes by the Holders thereof as provided in the Indenture and a waiver of the payment default that resulted from such acceleration);

(8) impair the rights of Holders to receive payments of principal of or interest on the Notes on or after the due date therefor or to institute suit for the enforcement of any payment on the Notes;

(9) release any Guarantor that is a Significant Subsidiary from any of its obligations under its Note Guarantee or the Indenture, except as permitted by the Indenture; or

(10) make any change in these amendment and waiver provisions.

Notwithstanding the foregoing, the Issuer and the Trustee may amend the Indenture, the Note Guarantees or the Notes without the consent of any Holder to cure any ambiguity, defect or inconsistency, to evidence and provide for the acceptance of appointment by a successor trustee, to provide for uncertificated Notes in addition to or in place of certificated Notes, to comply with the provisions set forth under “—Certain Covenants—Limitation on Mergers, Consolidations, Etc.,” or “—Certain Covenants—Additional Note Guarantees,” to release any Guarantor from any of its obligations under its Note Guarantee or the Indenture (to the extent permitted by the Indenture), to make any change that in the good faith opinion of the Board of Directors of the Issuer does not materially adversely affect the rights of any Holder, to conform the text of the Indenture or the Notes to any provision of this Description of the New Notes, or, in the case of the Indenture, to comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Issuer or any Guarantor will have any liability for any obligations of the Issuer under the Notes or the Indenture or of any Guarantor under its Note Guarantee or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. The waiver may not be effective to waive liabilities under the federal securities laws. It is the view of the SEC that this type of waiver is against public policy.

Concerning the Trustee

LaSalle Bank National Association is the Trustee under the Indenture and has been appointed by the Issuer as Registrar and Paying Agent with regard to the Notes. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain assets received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest (as defined in the Indenture), it must eliminate such conflict within 90 days, apply to the SEC for permission to continue, or resign.

The Holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default occurs and is not cured, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in similar circumstances in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to the Trustee.

Governing Law

The Indenture, the Notes and the Note Guarantees will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms.

“Acquired Indebtedness” means (1) with respect to any Person that becomes a Restricted Subsidiary after the Issue Date. Indebtedness of such Person and its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary and (2) with respect to the Issuer or any Restricted Subsidiary, any Indebtedness of a Person (other than the Issuer or a Restricted Subsidiary) existing at the time such Person is merged with or into the Issuer or a Restricted Subsidiary, or Indebtedness expressly assumed by the Issuer or any Restricted Subsidiary in connection with the acquisition of an asset or assets from another Person.

“Acquisition” means the acquisition of Seitel by Seitel Holdings, LLC pursuant to the Merger Agreement, with Seitel as the surviving corporation and becoming a wholly owned subsidiary of Seitel Holdings, LLC (which was converted to a corporation concurrently with the completion of such Acquisition).

“Acquisition Revenue” means, for any period, the amount of revenue (whether received in the form of cash or non-cash consideration) of the Issuer and its Restricted Subsidiaries recognized related to the creation of new seismic data surveys to the extent of the portion of the costs of such newly created surveys funded or underwritten by clients.

“Additional Interest” has the meaning set forth in the Registration Rights Agreement.

“Affiliate” of any Person means any other Person which directly or indirectly controls or is controlled by, or is under direct or indirect common control with, the referent Person. For purposes of the covenant described under “—Certain Covenants—Limitation on Transactions with Affiliates,” Affiliates shall be deemed to include, with respect to any Person, any other Person (I) which beneficially owns or holds, directly or indirectly, 10% or more of any class of the Voting Stock of the referent Person, (2) of which 10% or more of the Voting Stock is beneficially owned or held, directly or indirectly, by the referent Person or (3) with respect to an individual, any immediate family member of such Person. For purposes of this definition, “control” of a Person shall mean the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“amend” means to amend, supplement, restate, amend and restate or otherwise modify, including successively, and “amendment” shall have a correlative meaning.

“Applicable Premium” means, with respect to a Note on any Make-Whole Redemption Date, the excess of (A) the present value (discounted semi-annually) at such Make-Whole Redemption Date of (1) the redemption price of such Note on February 15, 2011 (as set forth in the first paragraph under “—Optional Redemption”) plus (2) all required remaining scheduled interest payments due on such Notes through February 15, 2011, computed using a discount rate equal to the Treasury Rate plus 50 basis points over (B) the principal amount of such Note on such Make-Whole Redemption Date. Calculation of the Applicable Premium will be made by the Issuer or on behalf of the Issuer by such Person as the Issuer shall designate.

“asset” means any asset or property.

“Asset Acquisition” means

(1) an Investment by the Issuer or any Restricted Subsidiary of the Issuer in any other Person if, as a result of such Investment, such Person shall become a Restricted Subsidiary of the Issuer, or shall be merged with or into the Issuer or any Restricted Subsidiary of the Issuer, or

(2) the acquisition by the Issuer or any Restricted Subsidiary of the Issuer of all or substantially all of the assets of any other Person or assets that constitute all or substantially all of any division or line of business of any other Person.

“Asset Sale” means any sale, issuance, conveyance, transfer, lease, assignment or other disposition by the Issuer or any Restricted Subsidiary to any Person other than the Issuer or any Restricted Subsidiary (including by means of a Sale and Leaseback Transaction or a merger or consolidation) (collectively, for purposes of this definition, a “transfer”), in one transaction or a series of related transactions, of any assets of the Issuer or any of its Restricted Subsidiaries other than in the ordinary course of business. For purposes of this definition, the term “Asset Sale” shall not include:

(1) transfers of cash or Cash Equivalents;

(2) transfers of assets (including Equity Interests) that are governed by, and made in accordance with, the covenant described under “—Certain Covenants—Limitation on Mergers, Consolidations, Etc.”;

(3) transfers constituting Permitted Investments and Restricted Payments permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(4) the creation or realization of any Permitted Lien;

(5) transfers of damaged, worn-out or obsolete equipment or assets that, in the Issuer’s reasonable judgment, are no longer used or useful in the business of the Issuer or its Restricted Subsidiaries;

(6) licenses and Non-Monetary Exchanges of inventory or data assets in the ordinary course of business and consistent with past practice, sales or grants of licenses or sublicenses to use the inventory, patents, trade secrets, know-how and other intellectual property, and licenses, leases or subleases of other assets, of the Issuer or any Restricted Subsidiary to the extent in the ordinary course of business and consistent with past practice or not materially interfering with the business of Issuer and the Restricted Subsidiaries;

(7) sales or other dispositions of inventory, receivables and other current assets (other than any seismic data library assets);

(8) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind; and

(9) any other transfer or series of related transfers that, but for this clause (9), would be Asset Sales, if the aggregate Fair Market Value of the assets transferred in such transaction or any such series of related transactions does not exceed $2.5 million.

“Attributable Indebtedness,” when used with respect to any Sale and Leaseback Transaction, means, as at the time of determination, the present value (discounted at a rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for net rental payments during the remaining term of the lease included in any such Sale and Leaseback Transaction.

“Bankruptcy Law” means Title 11 of the United States Code, as amended, or any similar federal or state law for the relief of debtors.

“Board of Directors” means, with respect to any Person, (i) in the case of any corporation, the board of directors of such Person, (ii) in the case of any limited liability company, the sole manager or the board of managers of such Person, as applicable (or the sole member or members holding a majority of the membership interests of such Person, as applicable, if such Person has elected not to be managed by any manager), (iii) in the case of any partnership, the Board of Directors of the general partner of such Person and (iv) in any other case, the functional equivalent of the foregoing or, in each case, other than for purposes of the definition of “Change of Control,” any duly authorized committee of such body.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions in New York are authorized or required by law to close.

“Capitalized Lease” means a lease required to be capitalized for financial reporting purposes in accordance with GAAP.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a Capitalized Lease, and the amount of such obligation shall be the capitalized amount thereof determined in accordance with GAAP.

“Cash Equivalents” means:

(1) securities or other marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof), in each case, maturing within one year of the date of acquisition thereof, unless such obligations are deposited by the Issuer (x) to defense any Indebtedness of (y) in a collateral or escrow account or similar arrangement to prefund the payment of interest on any Indebtedness;

(2) demand and time deposits and certificates of deposit or acceptances, maturing within one year of the date of acquisition thereof, of any financial institution that is organized under the laws of the United States of America, any state thereof or Canada or any province thereof, having combined capital and surplus and undivided profits of not less than $100.0 million (or the equivalent thereof in Canadian currency) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) commercial paper maturing within one year from the date of acquisition thereof issued by a corporation that is not the Issuer or an Affiliate of the Issuer, and is organized under the laws of any State of the United States of America, the District of Columbia or Canada and rated at least A-1 by S&P or at least P-1 by Moody’s;

(4) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with any commercial bank meeting the specifications of clause (2) above;

(5) securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof’, and rated at least “A” by S&P or Moody’s; and

(6) investments in money market or other mutual funds at least 95% of whose assets comprise securities or other investments of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of any of the following events:

(1) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Existing Stockholders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause that person or group shall be deemed to have “beneficial ownership” of all securities that any such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of Voting Stock representing 50% or more of the voting power of the total outstanding Voting Stock of the Issuer; provided, however, that such event shall not be deemed to be a Change of Control so long as the Existing Stockholders beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), Voting Stock representing in the aggregate a greater percentage of the total voting power of the Voting Stock of the Issuer than such other person or group;

(2) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election to such Board of Directors or whose nomination for election by the stockholders of the Issuer was approved by a vote of the majority of the directors of the Issuer then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer;

(3)(a) all or substantially all of the assets of the Issuer and the Restricted Subsidiaries taken as a whole are sold or otherwise transferred to any Person other than a Wholly-Owned Restricted Subsidiary or one or more Existing Stockholders or (b) the Issuer consolidates or merges with or into another Person or any Person consolidates or merges with or into the Issuer, in either case under this clause (3)(b), in one transaction or a series of related transactions in which immediately after the consummation thereof Persons beneficially owning (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly. Voting Stock representing in the aggregate a majority of the total voting power of the Voting Stock of the Issuer immediately prior to such consummation do not beneficially own (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly. Voting Stock representing a majority of the total voting power of the Voting Stock of the Issuer or the surviving or transferee Person; or

(4) the Issuer shall adopt a plan of liquidation or dissolution or any such plan shall be approved by the stockholders of the Issuer.

For purposes of this definition, (i) a Person shall not be deemed to have beneficial ownership of securities subject to a stock purchase agreement, merger agreement or similar agreement until the consummation of the transactions contemplated by such agreement and (ii) any holding company whose only significant asset is Equity Interests of the Issuer shall not itself be considered a “person” or “group” for purposes of clause (I) or (2) above.

“Consolidated Interest Expense” for any period means the sum, without duplication, of the total interest expense of the Issuer and the Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP and including without duplication,

(1) imputed interest on Capitalized Lease Obligations and Attributable Indebtedness,

(2) commissions, discounts and other fees and charges owed with respect to letters of credit securing financial obligations, bankers’ acceptance financing and receivables financings,

(3) the net costs associated with Hedging Obligations,

(4) amortization of debt issuance costs, debt discount or premium and other financing fees and expenses,

(5) the interest portion of any deferred payment obligations,

(6) all other non-cash interest expense,

(7) capitalized interest.

(8) the product of (a) all dividend payments on any series of Disqualified Equity Interests of the Issuer or any Preferred Stock of any Restricted Subsidiary (other than any such Disqualified Equity Interests or any Preferred Stock held by the Issuer or a Wholly-Owned Restricted Subsidiary or to the extent paid in Qualified Equity Interests), multiplied by (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of the Issuer and the Restricted Subsidiaries, expressed as a decimal,

(9) all interest payable with respect to discontinued operations, and

(10) all interest on any Indebtedness described in clause (7) or (8) of the definition of Indebtedness.

“Consolidated Net Income” for any period means the net income (or loss) of the Issuer and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from such net income (to the extent otherwise included therein), without duplication:

(1) the net income (or loss) of any Person (other than a Restricted Subsidiary) in which any Person other than the Issuer and the Restricted Subsidiaries has an ownership interest, except to the extent that cash in an amount equal to any such income has actually been received by the Issuer or any of its Wholly-Owned Restricted Subsidiaries during such period;

(2) except to the extent includible in the consolidated net income of the issuer pursuant to the foregoing clause (1), the net income (or loss) of any Person that accrued prior to the date that (a) such Person becomes a Restricted Subsidiary or is merged into or consolidated with the Issuer or any Restricted Subsidiary or (b) the assets of such Person are acquired by the Issuer or any Restricted Subsidiary;

(3) the net income of any Restricted Subsidiary during such period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of that income is not permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary during such period, except that the Issuer’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining Consolidated Net Income;

(4) in the case of a successor to the Issuer by consolidation, merger or transfer of its assets, any income (or loss) of the successor prior to such merger, consolidation or transfer of assets;

(5) gains and losses due solely to fluctuations in currency values and the related tax effects according to GAAP;

(6) unrealized gains and losses with respect to Hedging Obligations;

(7) the cumulative effect of any change in accounting principles;

(8) any extraordinary or nonrecurring gain (or extraordinary or nonrecurring charge or loss), together with any related provision for taxes on any such extraordinary or nonrecurring gain (or the tax effect of any such extraordinary or nonrecurring charge or loss), realized by the Issuer or any Restricted Subsidiary during such period;

(9) income or loss attributable to discontinued operations (as defined by GAAP) (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(10)(x) any non-cash impairment charges resulting from the application of FAS 142 and 144 and (y) the impact resulting from the change in asset or liability valuations required by FAS 141 (and related accounting pronouncements and conventions) as a result of the consummation of the Transactions on the same terns as described in this prospectus;

(11) non-cash compensation charges relating to stock appreciation rights, stock options, restricted stock grants or other equity-incentive programs;

(12) the amortization of any premiums, fees or expenses incurred in connection with the Transactions; and

(13) the amount of any restructuring charges or reserves (which, for the avoidance of doubt, shall include retention, severance, termination of future lease commitments and costs to consolidate facilities and relocate employees).

In addition, any return of capital with respect to an Investment that increased the Restricted Payments Basket pursuant to clause (3)(d) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments” or decreased the amount of Investments outstanding pursuant to clause (16) of the definition of “Permitted Investments” shall be excluded from Consolidated Net Income for purposes of calculating the Restricted Payments Basket.

For purposes of this definition of “Consolidated Net Income,” “nonrecurring” means any gain or loss occurring or recognized as of any date that is not reasonably likely to recur within the two years following such date; provided that if there was a gain or loss similar to such gain or loss within the two years preceding such date, such gain or loss shall not be deemed nonrecurring.

“Credit Agreement” means the Amended and Restated Loan and Security Agreement dated February 14, 2007 by and among Seitel and each of its subsidiaries that are signatories thereto, as borrowers, and Wells Fargo Foothill, Inc., as lender, and the other lenders named therein or parties thereto from time to time, including, without limitation, any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, and, in each case, as amended, modified, renewed, refunded, replaced or refinanced from time to time (including, without limitation, to increase the amount of available borrowings thereunder or to add Restricted Subsidiaries as additional borrowers or guarantors thereunder).

“Credit Facility” means one or more debt facilities or subfacilities (including, without limitation, the Credit Agreement) providing for revolving credit loans, term loans or letters of credit (including any notes, guarantees, collateral and security documents, instruments and agreements executed in connection therewith (including Hedging Obligations related to the indebtedness incurred thereunder)), in each case as such facilities may be amended, amended and restated, supplemented, modified, refinanced, replaced or otherwise restructured, in whole or in part from time to time (including increasing the amount of available borrowings thereunder or adding Subsidiaries of the Issuer as additional borrowers or guarantors thereunder) with respect to all or any portion of the Indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Custodian” means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

“Data Selection Amount” for any period means the amount of revenue of the Issuer and the Restricted Subsidiaries recognized for accounting purposes by reason of selections of data from the data library by customers during such period.

“Default” means (1) any Event of Default or (2) any event, act or condition that, after notice or the passage of time or both, would be an Event of Default.

“Deferred Revenue Amount” for any period means the amount of revenue of the Issuer and the Restricted Subsidiaries for such period that is non-refundable, but not recognized for accounting purposes due to the fact that either (i) data selections from the data library relating to such revenue have not yet been made or (ii) the agreement pursuant to which such revenue is earned relates to data that is not yet available.

“Designation” has the meaning given to this term in the covenant described under “—Certain Covenants—Limitation on Designation of Unrestricted Subsidiaries.”

“Disqualified Equity Interests” of any Person means any class of Equity Interests of such Person that, by its terms, or by the terms of any related agreement or of any security into which it is convertible, puttable or exchangeable, is, or upon the happening of any event or the passage of time would be, required to be redeemed by such Person, whether or not at the option of the holder thereof, or matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, in whole or in part, on or prior to the date which is 91 days after the final maturity date of the Notes; provided, however, that any class of Equity Interests of such Person that, by its terms, authorizes such Person to satisfy in full its obligations with respect to the payment of dividends or upon maturity, redemption (pursuant to a sinking fund or otherwise) or repurchase thereof or otherwise by the delivery of Equity Interests that are not Disqualified Equity Interests, and that is not convertible, puttable or exchangeable for Disqualified Equity Interests or Indebtedness, will not be deemed to be Disqualified Equity Interests so long as such Person satisfies its obligations with respect thereto solely by the delivery of Equity Interests that are not Disqualified Equity Interests; provided further, however, that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests is convertible, exchangeable or exercisable) the right to require the Issuer to redeem such Equity Interests upon the occurrence of a change in control occurring prior to the final maturity date of the Notes shall not constitute Disqualified Equity Interests if the change in control provisions applicable to such Equity Interests are no more favorable to such holders than the provisions described under “—Change of Control” and “—Certain Covenants—Limitation on Asset Sales.” respectively, and such Equity Interests specifically provide that the Issuer will not redeem any such Equity Interests pursuant to such provisions prior to the Issuer’s purchase of the Notes as required pursuant to the provisions described under “—Change of Control” and “—Certain Covenants—Limitation on Asset Sales,” respectively.

“Equity Interests” of any Person means (1) any and all shares or other equity interests (including common stock, Preferred Stock, limited liability company interests and partnership interests) in such Person and (2) all rights to purchase, warrants or options (whether or not currently exercisable), participations or other equivalents of or interests in (however designated) such shares or other interests in such Person, but excluding any debt securities convertible into Equity Interests.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Stockholders” means any of (a) ValueAct Capital Master Fund, L.P., ValueAct Capital Partners, L.P., ValueAct Capital Partners Il, L.P., ValueAct Capital International, Ltd. and its successor ValueAct Capital International I, L.P., ValueAct Capital International II, L.P., VA Partners, LLC, ValueAct Capital Management, LLC or any of their respective Affiliates (collectively, the “ValueAct Entities”), (b) any present or former managing director, director, general partner, member, limited partner, officer, stockholder or employee of any ValueAct Entity, (c) any present or former officers and directors of the Issuer, and (d) any (x) spouse, lineal descendant (in each case, natural or adopted), siblings, or ancestors of the Persons in clause (b) and (c) above, and (y) estate or trust, the beneficiaries of which, or corporation, partnership, limited liability corporation or other entity, the stockholders. Partners, members, owners or Persons holding a controlling interest of which, consist of one or more Persons referred to in the immediately preceding clause (x).

“Fair Market Value” means, with respect to any asset, the price that would be negotiated (after taking into account any liabilities relating to such asset) in an arm’s-length transaction for cash between a willing seller and a willing and able buyer, neither of which is under any compulsion to complete the transaction, as such price is determined in good faith by the Board of Directors of the Issuer or a duly authorized committee thereof, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors.

“Foreign Subsidiary” means any Subsidiary of the Issuer that is an entity which is a controlled foreign corporation under Section 957 of the Internal Revenue Code.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, as in effect on the Issue Date.

“guarantee” means a direct or indirect guarantee by any Person of any Indebtedness of any other Person and includes any obligation, direct or indirect, contingent or otherwise, of such Person: (1) to purchase or pay (or advance or supply funds for the purchase or payment of) Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise); or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); “guarantee,” when used as a verb, and “guaranteed” have correlative meanings.

“Guarantors” means each Restricted Subsidiary (other than any Foreign Subsidiary) of the issuer on the Issue Date, and each other Person that is required to, or at the election of the Issuer does, become a Guarantor by the terms of the Indenture after the Issue Date, in each case, until such Person is released from its Note Guarantee in accordance with the terms of the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person under swap, cap, collar, forward purchase or similar agreements or arrangements dealing with interest rates, currency exchange rates or commodity prices, either generally or under specific contingencies.

“Holder” means any registered holder, from time to time, of the Notes.

“incur” means, with respect to any Indebtedness or Obligation, incur, create, issue, assume, guarantee or otherwise become, directly or indirectly, liable, contingently or otherwise, with respect to such Indebtedness or Obligation; provided that (1) the Indebtedness of a Person existing at the time such Person became a Restricted Subsidiary shall be deemed to have been incurred by such Restricted Subsidiary and (2) neither the accrual of interest nor the accretion of original issue discount or the accretion or accumulation of dividends on any Equity Interests shall be deemed to he an incurrence of Indebtedness.

“Indebtedness” of any Person at any date of determination means, without duplication:

(1) all liabilities, contingent or otherwise, of such Person for borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof);

(2) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all reimbursement obligations of such Person in respect of letters of credit, letters of guaranty, bankers’ acceptances and similar credit transactions;

(4) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than 12 months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except trade payables (including but not limited to accounts payable or any other indebtedness or monetary obligation to trade creditors) and accrued expenses incurred by such Person in the ordinary course of business in connection with obtaining goods, materials or services;

(5) the maximum fixed redemption or repurchase price of all Disqualified Equity Interests of such Person, less accrued dividends, if any;

(6) all Capitalized Lease Obligations of such Person;

(7) all Indebtedness of others secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person;

(8) all Indebtedness of others guaranteed by such Person to the extent of such guarantee; provided that Indebtedness of the Issuer or its Subsidiaries that is guaranteed by the Issuer or the Issuer’s Subsidiaries shall be counted only once in the calculation of the amount of Indebtedness of the Issuer and its Subsidiaries on a consolidated basis;

(9) all Attributable Indebtedness;

(10) to the extent not otherwise included in this definition, Hedging Obligations of such Person; and

(11) all obligations of such Person under conditional sale or other title retention agreements relating to assets purchased by such Person;

provided, in the case of the foregoing clauses (1), (2) and (6) of this definition of “Indebtedness’, if and only to the extent that the obligations in such clauses would appear as liabilities on a balance sheet prepared in accordance with GAAP.

The amount of any Indebtedness which is incurred at a discount to the principal amount at maturity thereof as of any date is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above, the maximum liability of such Person for any such contingent obligations at such date and, in the case of clause (7), the lesser of (a) the Fair Market Value of any asset subject to a Lien securing the Indebtedness of others on the date that the Lien attaches and (b) the amount of the Indebtedness secured. For purposes of clause (5), the “maximum fixed redemption or repurchase price” of any Disqualified Equity Interests that do not have a fixed redemption or repurchase price shall be calculated in accordance with the terms of such Disqualified Equity Interests as if such Disqualified Equity Interests were redeemed or repurchased on any date on which an amount of Indebtedness outstanding shall be required to be determined pursuant to the Indenture. Money borrowed and set aside at the time of the incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest.

Indebtedness shall not include (x) any liability for federal, state, or local or other taxes, or (y) performance, surety or appeal bonds provided in the ordinary course of business.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm of nationally recognized standing that is, in the reasonable judgment of the Issuer’s Board of Directors, qualified to perform the task for which it has been engaged and disinterested and independent with respect to the Issuer and its Affiliates.

“interest” means, with respect to the Notes, interest and Additional Interest, if any, on the Notes.

“Investment Grade Ratings” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by the S&P, subject in each case to the proviso included in the definition of “Required Rating Agencies.”

“Investments” of any Person means:

(1) all direct or indirect investments by such Person in any other Person in the form of loans, advances or capital contributions or other credit extensions constituting Indebtedness of such other Person, and any guarantee of Indebtedness of any other Person;

(2) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, Equity Interests or other securities of any other Person (other than any such purchase that constitutes a Restricted Payment of the type described in clause (2) of the definition thereof);

(3) all other items that would be classified as investments on a balance sheet of such Person prepared in accordance with GAAP (including, if required by GAAP, purchases of assets outside the ordinary course of business); and

(4) the Designation of any Subsidiary as an Unrestricted Subsidiary.

Except as otherwise expressly specified in this definition, the amount of any Investment (other than an Investment made in cash) shall be the Fair Market Value thereof on the date such Investment is made. If the Issuer or any Restricted Subsidiary sells or otherwise disposes of any Equity Interests of any Restricted Subsidiary, or any Restricted Subsidiary issues any Equity Interests, in either case, such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary, the Issuer shall be deemed to have made an Investment on the date of any such sale or other disposition equal to the Fair Market Value of the Equity Interests of and all other Investments in such Restricted Subsidiary retained. Notwithstanding the foregoing, purchases or redemptions of Equity Interests of the Issuer shall be deemed not to be Investments.

“Issue Date” means the date on which the Notes are originally issued.

“Lien” means, with respect to any asset, any mortgage, deed of trust, lien (statutory or other), pledge, lease, easement, restriction, covenant, charge, security interest or other encumbrance of any kind or nature in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of October 31, 2006, as may be amended, by and among Seitel Inc., Seitel Holdings, LLC and Seitel Acquisition Corp.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Net Available Proceeds” means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents, net of

(1) brokerage commissions and other fees and expenses (including fees, discounts and expenses of legal counsel, accountants and investment banks, consultants and placement agents) of such Asset Sale;

(2) provisions for taxes payable as a result of such Asset Sale (after taking into account any available tax credits or deductions and any tax sharing arrangements);

(3) amounts required to be paid to any Person (other than the Issuer or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale or having a Lien thereon;

(4) payments of unassumed liabilities (not constituting Indebtedness) relating to the assets sold at the time of, or within 30 days after the date of, such Asset Sale; and

(5) appropriate amounts to be provided by the Issuer or any Restricted Subsidiary, as the case may be, as a reserve required in accordance with GAAP against any adjustment in the sale price of such asset or assets or liabilities associated with such Asset Sale and retained by the Issuer or any Restricted Subsidiary, as the case may be, immediately after such Asset Sale, including pensions and other postemployment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers’ Certificate delivered to the Trustee; provided, however, that any amounts remaining after adjustments, revaluations or liquidations of such reserves shall constitute Net Available Proceeds.

“Non-Monetary Exchange” means the grant by the Issuer or any Restricted Subsidiary to a customer of a non-exclusive license to selected data from the data library in exchange for ownership of separate seismic data supplied by such customer.

“Obligation” means any principal, interest, penalties, fees, indemnification, reimbursements, costs, expenses, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means any of the following of the Issuer: the Chairman of the Board of Directors, the Chief Executive Officer, the Chief Financial Officer, the President, any Vice President (to the extent an officer of the Issuer), the Treasurer or the Secretary.

“Officers’ Certificate” means a certificate signed by two Officers.

“Parent” means Seitel Holdings, LLC (which was converted to a corporation named Seitel Holdings, Inc. concurrently with the completion of the Acquisition), or any other direct or indirect parent company of the Issuer.

“Pari Passu Indebtedness” means any Indebtedness of the Issuer or any Guarantor that ranks pari passu in right of payment with the Notes or the Note Guarantees, as applicable.

“Permitted Business” means (a) the business of Seitel and its Subsidiaries engaged in on the Issue Date and (b) any business or other activities that are related, ancillary or complementary to or a reasonable extension, development or expansion of any such business.

“Permitted Investment” means:

(1) Investments by the Issuer or any Restricted Subsidiary in (a) any Restricted Subsidiary or (b) in any Person that will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into, or transfer or convey all or substantially all its assets to, the Issuer or a Restricted Subsidiary; provided that any Investment in a Foreign Subsidiary is reasonably related to the business or operations of such Foreign Subsidiary;

(2) Investments in the Issuer by any Restricted Subsidiary;

(3) loans and advances to directors, employees and officers of the Issuer and the Restricted Subsidiaries for bona fide business purposes and to purchase Equity Interests of the Issuer not in excess of $1.0 million at any one time outstanding;

(4) Hedging Obligations incurred pursuant to clause (3) of the second paragraph under the covenant described under “—Certain Covenants—Limitation on Indebtedness and Issuance of Preferred Stock”;

(5) cash and Cash Equivalents;

(6) receivables owing to the Issuer or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms, provided, however, that such trade terms may include such concessionary trade terms as the Issuer or any such Restricted Subsidiary deems reasonable under the circumstances;

(7) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

(8) Investments made by the Issuer or any Restricted Subsidiary as a result of consideration received in connection with an Asset Sale made in compliance with the covenant described under “—Certain Covenants—Limitation on Asset Sales”;

(9) lease, utility, prepaid expenses and other similar deposits in the ordinary course of business;

(10) stock, obligations, securities or other Investments received in settlement of debts or other obligations, created in the ordinary course of business and owing to the Issuer or any Restricted Subsidiary or in satisfaction of judgments;

(11) Investments of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Issuer or at the time such Person merges or consolidates with the Issuer or any of its Restricted Subsidiaries, in either case, in compliance with the Indenture; provided that such Investments were not made by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Issuer or such merger or consolidation;

(12) obligations of one or more officers or other employees of the Issuer or any of its Restricted Subsidiaries in connection with such officer’s or employee’s acquisition of Equity Interests of the Parent or Equity Interests of the Issuer so long as no cash or other assets are paid by the Issuer or any of its Restricted Subsidiaries to such officers or employees pursuant to any such obligations;

(13) Investments existing on the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing as of the Issue Date (excluding any such extension, modification or renewal involving additional advances, contributions or other investments of cash or property or other increases thereof unless it is (a) a result of the accrual or accretion of interest or original issue discount or payment-in-kind pursuant to the terms, as of the Issue Date, of the original Investment so extended, modified or renewed or (b) required by the terms of a joint venture agreement as in existence on the Issue Date);

(14) Guarantees of Indebtedness of the Issuer or a Restricted Subsidiary permitted under the “—Certain Covenants—Limitation on Indebtedness and Issuance of Preferred Stock” covenant and performance guarantees in the ordinary course of business;

(15) commission, payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

(16) an Investment in an Unrestricted Subsidiary consisting solely of an Investment in another Unrestricted Subsidiary;

(17) repurchases of the Notes and if issued, any Additional Notes; and

(18) other Investments (including, without limitation, Investments in joint ventures but excluding Investments in Unrestricted Subsidiaries) in an aggregate amount not to exceed $10.0 million at any one time outstanding (with each Investment being valued as of the date made and without regard to subsequent changes in value); provided that, in the event of an Investment in any Person that is not a Restricted Subsidiary, such Person shall not use the proceeds of such Investment to purchase, redeem, retire or otherwise acquire for value any shares of Equity Interests of the Issuer.

The amount of Investments outstanding at any time pursuant to clause (18) above shall be deemed to be reduced:

(a) upon the disposition or repayment of or return on any Investment made pursuant to clause (18) above, by an amount equal to the return of capital with respect to such Investment to the Issuer or any Restricted Subsidiary (to the extent not included in the computation of Consolidated Net Income), less the cost of the disposition of such Investment and net of taxes; and

(b) upon a Redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, by an amount equal to the lesser of (x) the Fair Market Value of the Issuer’s proportionate interest in such Subsidiary immediately following such Redesignation, and (y) the aggregate amount of Investments in such Subsidiary that increased (and did not previously decrease) the amount of Investments outstanding pursuant to clause (18) above.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Issuer or the Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(5) judgment Liens not giving rise to an Event of Default so long as such Liens are adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which the proceedings may be initiated has not expired;

(6) easements, rights-of-way, zoning restrictions and other similar charges, restrictions or encumbrances in respect of real property or immaterial imperfections of title which do not, in the aggregate, impair in any material respect the ordinary conduct of the business of the Issuer and the Restricted Subsidiaries taken as a whole;

(7) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other assets relating to such letters of credit and products and proceeds thereof;

(8) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Issuer or any Restricted Subsidiary (including surety bonds in an amount not to exceed approximately $160,000 issued by Travelers Casualty and Surety Company of America, or any replacement therefor, issued and continued on behalf of the Issuer and one or more Subsidiaries), including rights of offset and setoff;

(9) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash and Cash Equivalents on deposit in one or more of accounts maintained by the Issuer or any Restricted Subsidiary, in each case granted in the ordinary course of business in favor of the bank or banks with which such accounts are maintained, securing amounts owing to such bank with respect to cash management and operating account arrangements, including those involving pooled accounts and netting arrangements; provided that in no case shall any such Liens secure (either directly or indirectly) the repayment of any Indebtedness;

(10) leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Issuer and its Restricted Subsidiaries, taken as a whole;

(11) Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(12) Liens securing all of the Notes and Liens securing any Note Guarantee;

(13) Liens existing on the Issue Date;

(14) Liens in favor of the Issuer or a Restricted Subsidiary;

(15) Liens securing (a) Indebtedness under any Credit Facility incurred pursuant to clause (1) of the second paragraph of the “—Limitation on Indebtedness and Issuance of Preferred Stock” covenant and (b) Hedging Obligations relating to Indebtedness permitted to be incurred under the Indenture provided such Liens only extend to the assets securing such Indebtedness and (c) Indebtedness incurred under clause (10)(B) of the second paragraph of the “—Limitation on Indebtedness and Issuance of Preferred Stock” covenant.

(16) Liens securing Purchase Money Indebtedness and Capitalized Lease Obligations; provided that such Liens shall not extend to any asset other than the specified asset being financed and additions and improvements thereon;

(17) Liens securing Acquired Indebtedness (other than Indebtedness inclined in connection with, or in contemplation of, the acquisition of, or a merger with, the Person being acquired) permitted to be incurred under the Indenture; provided that the Liens do not extend to assets not subject to such Lien at the time of acquisition (other than improvements thereon) and are no more favorable to the lienholders than those securing such Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Issuer or a Restricted Subsidiary;

(18) Liens on assets or Equity Interests of a Person existing at the time such Person is acquired or merged with or into or consolidated with the Issuer or any Restricted Subsidiary (and not created in anticipation or contemplation thereof);

(19) Liens to secure Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (13), (16), (l7) and (18); provided that in the case of Liens securing Refinancing Indebtedness of Indebtedness secured by Liens referred to in the foregoing clauses (16), (17) and (18), such Liens do not extend to any additional assets (other than improvements thereon and replacements thereof);

(20) Liens on assets of Foreign Subsidiaries securing Indebtedness of Foreign Subsidiaries;

(21) Liens to secure Attributable Indebtedness and/or that are incurred pursuant to the Indenture; provided that any such Lien shall not extend to or cover any assets of the Issuer or any Restricted Subsidiary other than the assets which are the subject of the Sale and Leaseback Transaction in which the Attributable Indebtedness is incurred;

(22) Liens on cash set aside at the time of the Incurrence of any Indebtedness, or government securities purchased with such cash, in either case, to the extent that such cash or government securities pre-fund the payment of interest on such Indebtedness and are held in a collateral or escrow account or similar arrangement to be applied for such purpose;

(23) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(24) Liens on or sales of receivables;

(25) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Issuer or any of its Restricted Subsidiaries in the normal course of business in accordance with the past practices of the Issuer and its Restricted Subsidiaries prior to the Issue Date;

(26) Liens encumbering property or assets being created, constructed or developed arising from progress or partial payments by a customer of the Issuer or its Restricted Subsidiaries relating to such property or assets; and

(27) Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary with respect to obligations (other than Indebtedness) that do not in the aggregate exceed $10.0 million at any one time outstanding.

“Permitted Payments to Parent” means:

(1) Permitted Tax Payments to Parent;

(2)(a) the payment by the Issuer to any Affiliate of the Issuer of management fees of not more than $1.5 million or (b) the reimbursement to any such Affiliate of related expenses of not more than $1.0 million, in the case of (a) or (b), in the aggregate in any calendar year;

(3) payments, directly or indirectly, to the Parent if the proceeds are used to pay general corporate and overhead expenses (including, without limitation, in respect of administrative, legal and accounting services) incurred in the ordinary course of its business as a holding company of the Issuer and its Subsidiaries; and

(4) payments, directly or indirectly, to the Parent if the proceeds are used to pay reasonable and customary directors fees payable to, and indemnity provided on behalf of, the Board of Directors of such Parent, indemnity provided on behalf of officers of Parent, and customary reimbursement of travel and similar expenses incurred in the ordinary course of business.

“Permitted Tax Payments to Parent” means payments, directly or indirectly, to the Parent to be used by the Parent to pay (x) consolidated, combined or similar federal, state and local taxes payable by the Parent and directly attributable to (or arising as a result of) the operations of the Issuer and its Subsidiaries and (y) franchise or similar taxes and fees of the Parent required to maintain such Parents corporate or other existence and other taxes; provided that:

(a) for so long as the Issuer is the only direct subsidiary of the Parent, (i) the amount of such dividends, distributions or advances paid shall not exceed the amount (x) that is the lesser of (1) the amount that would be due with respect to a consolidated, combined or similar federal, state or local tax return that included the Issuer and its Subsidiaries for which the Issuer would be the corporate parent and (2) the net amount of the relevant tax that the Parent actually owes to the relevant taxing authority, plus (y) the actual amount of such franchise or similar taxes and fees of the Parent required to maintain such Parent’s corporate or other existence; and (ii) such payments are used by the Parent for such purposes within 60 days of the receipt of such payment; and

(b) if there is any direct subsidiary of the Parent other than the Issuer, the amount of such dividends, distributions or advances paid shall not exceed the amount that would be due with respect to a consolidated, combined or similar federal, state or local tax return that included the Issuer and its Subsidiaries for which the Issuer would be the corporate parent.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, incorporated or unincorporated association, joint-stock company, trust, unincorporated organization or government or other agency or political subdivision thereof or other entity of any kind.

“Plan of Liquidation” with respect to any Person, means a plan that provides for, contemplates or the effectuation of which is preceded or accompanied by (whether or not substantially contemporaneously, in phases or otherwise): (1) the sale, lease, conveyance or other disposition of all or substantially all of the assets of such Person otherwise than as an entirety or substantially as an entirety; and (2) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition of all or substantially all of the remaining assets of such Person to holders of Equity Interests of such Person.

“Preferred Stock” means, with respect to any Person, any and all preferred or preference stock or other equity interests (however designated) of such Person whether now outstanding or issued after the Issue Date.

“principal” means, with respect to the Notes, the principal of, and premium, if any, on the Notes.

“Public Equity Offering” means an underwritten primary public offering of common stock of Parent or the Issuer pursuant to an effective registration statement under the Securities Act, other than public offerings of common stock of the Parent or the Issuer registered on Form S-4 or Form S-8.

“Purchase Money Indebtedness” means Indebtedness, including Capitalized Lease Obligations, of the issuer or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price of property, plant or equipment (including, without limitation, acquisitions of the Equity Interests of a Person that becomes a Restricted Subsidiary, to the extent of the Fair Market Value of the real or personal property so acquired, plus goodwill associated therewith) used in the business of the Issuer or any Restricted Subsidiary or the cost of installation, construction or improvement thereof; provided, however, that (1) the amount of such Indebtedness shall not exceed such purchase price or cost and (2) such Indebtedness shall be incurred not later than 90 days after such acquisition of such asset by the Issuer or such Restricted Subsidiary or such installation, construction or improvement.

“Qualified Equity Interests” means Equity Interests of the Issuer other than Disqualified Equity Interests; provided that such Equity Interests shall not be deemed Qualified Equity Interests to the extent sold or owed to a Subsidiary of the Issuer or financed, directly or indirectly, using funds (1) borrowed from the Issuer or any Subsidiary of the Issuer until and to the extent such borrowing is repaid or (2) contributed, extended, guaranteed or advanced by the Issuer or any Subsidiary of the Issuer (including, without limitation, in respect of any employee stock ownership or benefit plan).

“Qualified Equity Offering” means the issuance and sale of Qualified Equity Interests of the Issuer to Persons other than any Existing Stockholders or any other Person who is not, prior to such issuance and sale, an Affiliate of the Issuer, other than in connection with a transaction or series of transactions constituting a Change of Control.

“redeem” means to redeem, repurchase, purchase, defease, retire, discharge or otherwise acquire or retire for value (including the payment of any premium or payment of accrued interest); and “redemption” shall have a correlative meaning; provided that this definition shall not apply for purposes of the third paragraph under the caption “—Optional Redemption.”

“Redesignation” has the meaning given to such term in the covenant described under “—Certain Covenants—Limitation on Designation of Unrestricted Subsidiaries.”

“refinance” means to refinance, repay, prepay, replace, renew or refund.

“Refinancing Indebtedness” means Indebtedness of the Issuer or a Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary incurred or issued in exchange for, or the proceeds of which are used, within 90 days of such issuance or receipt of such proceeds, to redeem, refund, defease or refinance in whole or in part, any Indebtedness of the Issuer or any Restricted Subsidiary or Preferred Stock of a Restricted Subsidiary (the “Refinanced Indebtedness”); provided that:

(1) the principal amount (or accreted value, in the case of Indebtedness issued at a discount) or liquidation preference of the Refinancing Indebtedness does not exceed the principal amount (or accreted value, as the case may be) or liquidation preference of the Refinanced Indebtedness plus the amount of accrued and unpaid interest or accumulated and unpaid dividends on the Refinanced Indebtedness, any premium paid to the holders of the Refinanced Indebtedness and reasonable expenses incurred in connection with the incurrence of the Refinancing Indebtedness;

(2) the obligor of Refinancing Indebtedness does not include any Person (other than the Issuer or any Guarantor) that is not an obligor of the Refinanced Indebtedness;

(3) if the Refinanced Indebtedness was subordinated in right of payment to the Notes or the Note Guarantees, as the case may be, then such Refinancing Indebtedness, by its terms, is subordinate in right of payment to the Notes or the Note Guarantees, as the case may be, at least to the same extent as the Refinanced Indebtedness;

(4) the Refinancing Indebtedness has a final stated maturity either (a) no earlier than the final stated maturity of the Refinanced Indebtedness being repaid or amended or (b) after the maturity date of the Notes; and

(5) the portion, if any, of the Refinancing Indebtedness that is scheduled to mature on or prior to the maturity date of the Notes has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Weighted Average Life to Maturity of the portion of the Refinanced Indebtedness being repaid that is scheduled to mature on or prior to the maturity date of the Notes.

“Registered Exchange Offer” has the meaning set forth in the Registration Rights Agreement.

“Registration Rights Agreement” means the registration rights agreement dated as of the Issue Date among the Issuer, the Guarantors and Morgan Stanley & Co. Incorporated, UBS Securities LLC and DB Securities Inc., as placement agents.

“Required Rating Agencies” means both Moody’s and S&P or their respective successors; provided that if either Moody’s or S&P (or their respective successors) is no longer conducting business or is no longer rating companies in the Issuer’s industry generally, then Required Rating Agencies means either Moody’s or S&P (or their respective successors), as applicable.

“Restricted Payment” means any of the following:

(1) the declaration or payment of any dividend or any other distribution on Equity Interests of the Issuer or any Restricted Subsidiary or any payment made to the direct or indirect holders (in their capacities as such) of Equity Interests of the Issuer or any Restricted Subsidiary held by Persons other than the Issuer or any of its Restricted Subsidiaries, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding (a) dividends or distributions payable solely in Qualified Equity Interests or through accretion or accumulation of such dividends on such Equity Interests and (b) in the case of Restricted Subsidiaries, dividends or distributions payable to the Issuer or to a Restricted Subsidiary and pro rata dividends or distributions payable to minority stockholders of any Restricted Subsidiary;

(2) the redemption of any Equity Interests of the Issuer or any Restricted Subsidiary, including, without limitation, any payment in connection with any merger or consolidation involving the Issuer but excluding any such Equity Interests held by the Issuer or any Restricted Subsidiary;

(3) any Investment other than a Permitted Investment; or

(4) any voluntary or optional principal repayment, or voluntary or optional redemption, of any Subordinated Indebtedness (in each case, other than intercompany Indebtedness owed to the Issuer or a Guarantor) prior to the scheduled maturity or prior to any scheduled repayment of principal, sinking fund payment, or amortization or other installment payment, as the case may be, in respect of such Subordinated Indebtedness (other than the redemption of any Subordinated Indebtedness in anticipation of satisfying a scheduled maturity, sinking fund, principal or amortization or other installment obligation, in each case due within 180 days of the date of such redemption).

“Restricted Payments Basket” has the meaning given to such term in the first paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Restricted Subsidiary” means any Subsidiary of the Issuer other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., and its successors.

“Sale and Leaseback Transaction” means with respect to any Person an arrangement with any bank, insurance company or other lender or investor or to which such lender or investor is a party, providing for the leasing by such Person of any asset of such Person which has been or is being sold or transferred by such Person to such lender or investor or to any Person to whom funds have been or are to be advanced by such lender or investor on the security of such asset.

“SEC” means the U.S. Securities and Exchange Commission.

“Secretary’s Certificate” means a certificate signed by the Secretary or an Assistant Secretary of the Issuer.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Shelf Registration Statement” has the meaning set forth in the Registration Rights Agreement.

“Significant Subsidiary” means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (1) for the most recent fiscal year of the Issuer, accounted for more than 10% of the consolidated revenues of the Issuer and the Guarantors or (2) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Issuer and the Guarantors, all as set forth on the most recently available consolidated financial statements of the Issuer for such fiscal year provided that, in the case of clause (9) of the provisions described under “—Amendment, Supplement and Waiver,” any reference in this definition to 10% shall be substituted with a reference to 5%.

“Subordinated Indebtedness” means (a) with respect to the Issuer, any Indebtedness of the Issuer that is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantor, any Indebtedness of such Guarantor that is by its terms subordinated in right of payment to its Note Guarantee.

“Subsidiary” means, with respect to any Person:

(1) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of the Equity Interests entitled (without regard to the occurrence of any contingency) to vote in the election of the Board of Directors thereof are at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (a) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

Unless otherwise specified, “Subsidiary” refers to a Subsidiary of the Issuer.

“Transactions” means the transactions contemplated by (i) the offering of the Notes, (ii) the tender offer and consent solicitation made by Seitel Acquisition Corp. relating to Seitel, Inc.’s outstanding 11.75% Senior Notes and (iii) the Merger Agreement.

“Treasury Rate” means with respect to a Make-Whole Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to such Make-Whole Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Make-Whole

Redemption Date to February 15, 2011; provided, however, that if the period from such Make-Whole Redemption Date to February 15, 2011, is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from such Make-Whole Redemption Date to February 15, 2011, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended.

“Unrestricted Subsidiary” means (1) any Subsidiary that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Issuer in accordance with the covenant described under “—Certain Covenants—Limitation on Designation of Unrestricted Subsidiaries” and (2) any Subsidiary of an Unrestricted Subsidiary.

“U.S. Government Obligations” means direct noncallable obligations of, or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States is pledged.

“ValueAct” means ValueAct Capital Master Fund, L.P. and its successors.

“Voting Stock” with respect to any Person, means securities of any class of Equity Interests of such Person entitling the holders thereof (whether at all times or for only so long as no senior class of stock or other relevant equity interest has voting power by reason of any contingency) to vote in the election of members of the Board of Directors of such Person.

“Weighted Average Life to Maturity” when applied to any Indebtedness at any date means the number of years obtained by dividing (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (2) the then outstanding principal amount of such Indebtedness.

“Wholly-Owned Restricted Subsidiary” means a Restricted Subsidiary of which 100% of the Equity Interests (except for directors’ qualifying shares or certain minority interests owned by other Persons solely due to local law requirements that there be more than one stockholder, but which interest is not in excess of what is required for such purpose) are owned directly by the Issuer or through one or more Wholly-Owned Restricted Subsidiaries.

Book-Entry, Delivery and Form of Securities

The certificates representing the notes will he issued in fully registered form without interest coupons.

Notes sold in reliance on Rule 144A will initially be represented by permanent global notes in fully registered form without interest coupons, or Restricted Global Notes, and will be deposited with the trustee as a custodian for The Depositary Trust Company, or DTC, and registered in the name of a nominee of DTC.

Notes sold in offshore transactions to non-U.S. persons in reliance on Rule 903 of Regulation S under the Securities Act will initially be represented by temporary global notes in fully registered form without interest coupons, or Temporary Regulation S Global Notes, and will be deposited with the trustee as custodian for DTC, as depositary, and registered in the name of a nominee of DTC. Each Temporary Regulation S Global Note will be exchangeable for a single permanent global note, or a Permanent Regulation S Global Note, after the expiration of the “distribution compliance period” (as defined in Regulation S) and the certification required by Regulation S. Prior to such time, a beneficial interest in a Temporary Regulation S Global Note may be transferred to a person who takes delivery in the form of an interest in the Restricted Global Note only upon receipt by the trustee of a written certification from the transferor to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A. Beneficial interests in a Restricted Global Note may be transferred to a person who takes delivery in the form of an interest in a Regulation S Global Note whether before, on or after such time, only upon receipt by the trustee of a written certification to the effect that such transfer is being made in accordance with Regulation S.

Any beneficial interest in a Regulation S Global Note or a Restricted Global Note that is transferred to a person who takes delivery in the form of an interest in a Restricted Global Note or a Regulation S Global Note, respectively, will, upon transfer, cease to be an interest in the type of global note previously held and become an interest in the other type of global note and, accordingly, will thereafter be subject to all transfer restrictions, if any, and other procedures applicable to beneficial interests in such other type of global note for as long as it remains such an interest.

The global notes (and any notes issued in exchange therefor) will be subject to certain restrictions on transfer set forth therein and in the indenture and will bear the legend regarding such restrictions set forth under the heading “Transfer Restrictions” herein. Subject to such restrictions, QIBs or non-U.S. purchasers may elect to take physical delivery of their certificates, or a certificated security, which are instead of holding their interests through the global notes (and which are then ineligible to trade through DTC), which are collectively referred to herein as the Non-Global Purchasers. Upon the transfer to a QIB of any certificated security initially issued to a Non-Global Purchaser, such certificated security will, unless the transferee requests otherwise or the global notes have previously been exchanged in whole for certificated securities, be exchanged for an interest in the global notes. For a description of the restrictions on transfer of certificated securities and any interest in the global notes, see “Transfer Restrictions.”

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the placement agents, and ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC, or “participants.” or to persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in the system, or indirectly through organizations which are participants in the system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture.

Payments of the principal of premium (if any), interest (including additional interest) on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, or interest (including additional interest) on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the Indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the global notes for certificated securities, which it will distribute to its participants and which will be legended as set forth under the heading “Transfer Restrictions.”

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section I7A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly as indirect participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect, participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the global notes (it if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the global notes and we do not appoint a successor depositary within 90 days.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material United States federal income tax consequences of the exchange of the notes pursuant to the exchange offer and of the ownership and disposition of the notes offered hereby, but does not purport to be a complete analysis of all potential tax considerations relating to the notes. The United States federal income tax consequences set forth below are based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, judicial authority, and current administrative rulings and pronouncements of the Internal Revenue Service (“IRS”) as of the date of this memorandum. There can be no assurance that the IRS will not take a contrary view, and no ruling from the IRS has been, or will be, sought on the issues discussed in this summary. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may be retroactive and could affect the tax consequences discussed below.

This summary does not address all potential United States federal tax considerations, such as estate and gift tax considerations, that may be relevant to particular holders of notes and does not address foreign, state or local tax consequences. Except as otherwise noted below, this summary is limited to persons that acquire the notes in the initial offering at their issue price within the meaning of Section 1273 of the Code and hold the notes as capital assets within the meaning of section 1221 of the Code (generally, property held for investment). This summary does not address the United States federal income tax consequences to taxpayers who may be subject to special tax treatment, including, without limitation:

•	persons subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	small business investment companies;

•	real estate investment trusts:

•	regulated investment companies;

•	dealers in securities or currencies;

•	certain former citizens or residents of the United States;

•	broker-dealers;

•	partnerships or other pass-through entities for United States federal income tax purposes;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	United States holders (as defined below) whose functional currency is not the United States dollar;

•	tax-exempt organizations;

•	persons that hold the notes as part of a position in a straddle, or as part of a hedging, conversion, or other integrated investment transaction; or

•	persons deemed to sell the notes under the constructive sale provisions of the Code.

If a partnership or other entity taxable as a partnership for United States federal income tax purposes beneficially owns the notes, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership.

Exchange Offer

The exchange of notes for identical debt securities registered under the Securities Act will not constitute a taxable exchange. As a result:

•	you will not recognize a taxable gain or loss as a result of exchanging your notes;

•	the new notes that you receive in the exchange will be considered a continuation of the old notes surrendered in the exchange;

•	the holding period of the notes you receive will include the holding period of the notes you exchange; and

•	the adjusted tax basis of the notes you receive will be the same as the adjusted tax basis of the notes you exchange determined immediately before the exchange.

Consequences to United States Holders of Owning Notes

United States Holders. The discussion in this section will apply to you if you are a United States holder. A United States holder is a beneficial owner of the notes who or which is:

•	an individual who is a citizen or resident of the United States;

•

a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•

a trust if (a) a United States court can exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (b) such trust was in existence and was treated as a United States person on August 20, 1996, and has in effect a valid election to be treated as a domestic trust for United States federal income tax purposes.

Stated Interest. If you are a United States holder, stated interest on the notes will be included in gross income by you as ordinary income at the time it accrues or is received in accordance with your regular method of accounting for United States federal income tax purposes. Thus, if you are on the accrual method of accounting for United States federal income tax purposes, stated interest on the notes will be reportable by you as ordinary income as it accrues. If you are on the cash method of accounting for United States federal income tax purposes, stated interest on the notes will be taxable to you as ordinary income at the time it is received.

Market Discount and Premium. A United States holder who purchases a note at a market discount (generally, at a cost less than its principal amount) that exceeds a statutorily defined de minimis amount will be subject to the “market discount” rules of the Code. These rules provide, in part, that gain on the sale or other disposition of a debt instrument on such a debt instrument are treated as ordinary income to the extent of accrued market discount not previously included in income. The market discount rules also provide for deferral of interest deductions with respect to debt incurred to purchase or carry a note that has market discount unless a holder elects to include market discount in its income currently. A holder who purchases a note at a premium (generally, at a cost in excess of its principal amount subject to an adjustment for call prices) may elect to amortize such premium as an offset to interest income under the premium amortization rules of the Code.

Sale, Exchange, Retirement or Other Taxable Disposition of the Notes. If you are a United States holder, you generally will recognize taxable gain or loss upon the sale, exchange, retirement at maturity or other taxable disposition of a note in an amount equal to the difference between the amount of cash plus the fair market value of all property received on such disposition (except to the extent such cash or property is attributable to accrued interest not previously included in gross income, which is treated as ordinary income) and your adjusted tax basis in the note. In general, your adjusted tax basis in a note will be equal to the price paid for the note increased by the amounts of any market discount previously included in income by you and reduced by any amortized bond premium deducted, and by any principal payments received, by you. In general, gain or loss recognized on the sale, exchange, retirement or other taxable disposition of a note will be capital gain or loss, except to the extent of any accrued market discount which you have not previously included in income, and will generally be long¬term capital gain or loss if at the time of sale, exchange, retirement or other disposition of such note has been held for more than one year. Long term capital gains of individuals generally are eligible for reduced rates of United States federal income taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. You may be subject to backup withholding, currently at a rate of twenty-eight percent (28%), with respect to certain reportable payments, including interest payments and, under certain circumstances, principal payments on the notes and payments of the proceeds of the sale or other disposition of notes, if you, among other things:

•	fail to furnish a social security number or other taxpayer identification number certified under penalties of perjury within a reasonable time after the request for the taxpayer identification number;

•	furnish an incorrect taxpayer identification number;

•	fail to report interest properly; or

•

under certain circumstances, fail to provide a certified statement, signed under penalties of perjury, that the taxpayer identification number furnished is the correct number and that you are not subject to back-up withholding imposed by the IRS.

Backup Withholding is Not An Additional Tax. Any amount withheld from a payment to you under the backup withholding rules is creditable against your income tax liability and may entitle you to a refund provided that the requisite information is timely furnished to the IRS. We will report to you and to the IRS the amount of any reportable payments for each calendar year and the amount of tax withheld, if any, with respect to the reportable payments.

Consequences to Non-United States Holders of Owning Notes

Non-United States Holders. The discussion in this section will apply to you if you are a Non-United States holder. A Non-United States holder is a beneficial owner of the notes that is neither a United States holder as defined in “—Consequences to United States Holders—United States Holders” above nor a partnership for United States federal income tax purposes.

Interest Income. If you are a Non-United States holder, interest paid or accrued on the notes will be considered “portfolio interest,” and generally not be subject to United States federal income tax or withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by you and each of the following conditions is met:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the notes is described in Section 881(c)(3)(A) of the Code; and

•

either (A) you certify (or have properly certified), under penalties of perjury and in a statement provided to us or our paying agent (on IRS Form W-8BEN or substitute form), that you are not a “United States person” and provide your name and address or (B) a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its trade or business certifies, under penalties of perjury, that it or a qualified intermediary has received the certification and information described in (A) above from you and furnishes us or our paying agent with a copy thereof. Special IRS certification procedures apply in the case of foreign partnerships and other intermediaries.

If you do not qualify for an exemption from United States federal withholding tax under this paragraph, then, unless interest on the notes is effectively connected with your conduct of a United States trade or business, interest on the notes will be subject to United States federal withholding tax at a rate of 30%, or such lower rate as may be provided for in an applicable income tax treaty. If you have not already done so, you will be required to provide a United States taxpayer identification number and comply with applicable certification requirements if you seek to claim an exemption from, or reduced rate of, withholding under an income tax treaty. Special rules apply in the case of notes held through intermediaries. Prospective investors should consult their tax advisors regarding the certification requirements for Non-United States Holders.

Gain On Disposition. If you are a Non-United States holder, generally you will not be subject to United States federal income tax or withholding tax on gain recognized on a sale, exchange, retirement or other disposition of the notes unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by you (and, if a tax treaty applies, is attributable to a permanent establishment or fixed based maintained by you therein) or (ii) you are a nonresident alien individual who is present in the United States for 183 or more days during the taxable year and certain other conditions are met.

Effectively Connected Income. If you are a Non-United States holder engaged in a trade or business in the United States, and if interest on the notes (and gain realized on its sale, exchange, retirement or other disposition) is effectively connected with the conduct of such trade or business (and, if a tax treaty applies, is attributable to a permanent establishment or fixed base maintained by you therein), you will generally be subject to United States federal income tax on such effectively connected income in the same manner as if you were a United States holder. In addition, if you are a foreign corporation, you may be subject to an additional 30% branch profits tax (unless reduced or eliminated by an applicable treaty) on your effectively connected earnings and profits for the taxable year, subject to certain adjustments. If income on the notes held by you is effectively connected with the conduct of a United States trade or business, you will generally be exempt from withholding tax if you provide to us or our withholding agent a properly executed IRS Form W-8ECI.

Information Reporting and Backup Withholding. If you are a Non-United States holder, payments of interest to you with respect to which the requisite certification, as described above, has been received (or for which an exemption has otherwise been established) will not be subject to backup withholding, unless we or our paying agent have actual knowledge or reason to know that you are a United States person or that the conditions of any other exemption are not in fact satisfied. We or our paying agent may be required to report to the IRS and you payments of interest on the notes, and the amounts withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty.

Information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to you on the disposition of notes by or through a United States office of a United States or foreign broker, unless you certify to the broker under penalties of perjury as to your name, address and status as a foreign person or otherwise establishes an exemption. Information reporting requirements, but generally not backup withholding, will also apply to a payment of the proceeds of a disposition of notes by or through a foreign office of a United States broker or foreign broker with certain types of relationships to the United States unless the broker has documentary evidence in its file that you are not a United States person, and the broker has no actual knowledge or reason to know to the contrary, or you establish an exemption. Neither information reporting nor backup withholding generally will apply to a payment of the proceeds of a disposition of notes by or through a foreign office of a foreign broker not subject to the preceding sentence.

Backup withholding is not an additional tax. Any amount withheld from a payment to you under the backup withholding rules is creditable against your actual United States federal income tax liability and may entitle you to a refund, provided the requisite information is timely furnished to the IRS.

THIS SUMMARY OF CERTAIN MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS ONLY A SUMMARY OF CERTAIN OF THE TAX IMPLICATIONS OF AN INVESTMENT IN THE NOTES AND IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT AN INDEPENDENT TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO ITS PARTICULAR CIRCUMSTANCES AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY FOREIGN, STATE OR LOCAL JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

PLAN OF DISTRIBUTION

Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes where the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of those methods of resale, at market prices prevailing at the time of resale, at prices related to prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any of the new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration date of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the old notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the new notes offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania.

INDEPENDENT AUDITORS

The consolidated financial statements of Seitel, Inc. as of December 31, 2004, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 appearing in this prospectus and the internal control over financial reporting of Seitel, Inc. as of December 31, 2006 have been audited by BKD, LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Prior to the consummation of the Transactions, we were required to file periodic reports and other information with the Securities and Exchange Commission pursuant to the informational requirements of the Exchange Act. Under the indenture governing the notes we agreed that, so long as any notes remain outstanding, we will file with the SEC (but only if the SEC at such time is accepting such voluntary filings) and distribute to holders of the notes, copies of the financial information that would have been contained in the annual reports and quarterly reports, including Management’s Discussion and Analysis of Financial Condition and Results of Operations, that would have been required to be filed with the SEC pursuant to the Exchange Act. We will also furnish such other reports as we may determine or as may be required by law. In addition, as a result of the offering of the exchange notes, we will again be subject to the reporting and informational requirements of the Exchange Act.

Our filings with the SEC may be inspected and copied at the public reference room maintained by the SEC at 100 F. Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC.0330 for further information relating to the public reference room. In addition, the SEC maintains an Internet site (http://www.sec.gov) that contains certain reports and other information regarding our company.

This prospectus, which constitutes a part of a registration statement on Form S-4 filed by us with the SEC under the Securities Act, omits certain information contained in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and the new notes offered for exchange. Furthermore, statements contained in this prospectus regarding any contract or other document are not necessarily complete, and, in each instance, you should refer to the copy of the contract or other document filed with the SEC as an exhibit to the registration statement.

I NDEX TO CONSOLIDATED FINANCIAL INFORMATION

Audited Consolidated Financial Statements

Management’s Report on Internal Control Over Financial Reporting	F-2

Reports of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-5

Consolidated Statements of Operations for each of the last three years in the period ended December 31, 2006	F-7

Consolidated Statements of Stockholders’ Equity for each of the last three years in the period ended December 31, 2006	F-8

Consolidated Statements of Cash Flows for each of the last three years in the period ended December 31, 2006	F-9

Notes to Consolidated Financial Statements	F-10

Unaudited Consolidated Financial Statements

Condensed Consolidated Balance Sheets as of March 31, 2007 (Successor) (unaudited) and December 31, 2006 (Predecessor)	F-46

Condensed Consolidated Statements of Operations (unaudited) for the period January 1, 2007 to February 13, 2007 (Predecessor); for the period February 14, 2007 to March 31, 2007 (Successor); and for the Three Months Ended March 31, 2006 (Predecessor)

F-47

Condensed Consolidated Statements of Comprehensive Income (Loss) (unaudited) for the period January 1, 2007 to February 13, 2007 (Predecessor); for the period February 14, 2007 to March 31, 2007 (Successor); and for the Three Months Ended March 31, 2006 (Predecessor)

F-48

Condensed Consolidated Statements of Stockholders’ Equity (unaudited) for the period January 1, 2007 to February 13, 2007 (Predecessor); and for the period February 14, 2007 to March 31, 2007 (Successor)

F-49

Condensed Consolidated Statements of Cash Flows (unaudited) for the period January 1, 2007 to February 13, 2007 (Predecessor); for the period February 14, 2007 to March 31, 2007 (Successor); and for the Three Months Ended March 31, 2006 (Predecessor)

F-50

Notes to Condensed Consolidated Interim Financial Statements (unaudited)	F-51

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The accompanying consolidated financial statements of Seitel, Inc. and its subsidiaries (Seitel) were prepared by management, which is responsible for their integrity, objectivity and fair presentation. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the United States of America and, accordingly, include some amounts that are based on the best estimates and judgments of management.

Seitel’s management is also responsible for establishing and maintaining effective internal control over financial reporting. The system of internal control of Seitel is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. This system consists of 1) entity level controls, including written policies and guidelines relating to the ethical conduct of business affairs, 2) general computer controls and 3) process controls over initiating, authorizing, recording, processing and reporting transactions. Even an effective internal control system, no matter how well designed, has inherent limitations, including the possibility of human error and circumvention or overriding of controls and therefore can provide only reasonable assurance with respect to reliable financial reporting. Furthermore, the effectiveness of an internal control system in future periods can change with conditions.

The adequacy of financial controls of Seitel and the accounting principles employed in financial reporting by Seitel are under the general oversight of the Audit Committee of the Board of Directors. No member of this committee is an officer or employee of Seitel. Seitel’s independent registered public accounting firm has full, free, separate and direct access to the Audit Committee and meets with the committee from time to time to discuss accounting, auditing and financial reporting matters.

Seitel’s management assessed the effectiveness of Seitel’s internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. These criteria cover the control environment, risk assessment process, control activities, information and communication systems, and monitoring activities. Based on this assessment, management believes that, as of December 31, 2006, Seitel’s internal control over financial reporting is effective based on those criteria.

BKD LLP, Seitel’s independent registered public accounting firm, was engaged to audit the consolidated financial statements and management’s assessment of the effectiveness of Seitel’s internal control over financial reporting, and to issue a report thereon. In the conduct of the audit, BKD LLP was given unrestricted access to all financial records and related data including minutes of all meetings of stockholders, the Board of Directors and committees of the Board. Management believes that all representations made to BKD LLP during the audit were valid and appropriate. Their audit was made in accordance with standards of the Public Company Accounting Oversight Board (United States) and included a review of the system of internal controls to the extent considered necessary to determine the audit procedures required to support their opinion on the consolidated financial statements, management’s assessment of Seitel’s internal control over financial reporting and the effectiveness of Seitel’s internal control over financial reporting. Their report begins on page F-4.

/s/ Robert D. Monson
Robert D. Monson
Chief Executive Officer and President

/s/ William J. Restrepo
William J. Restrepo
Executive Vice President and
Chief Financial Officer

Houston, Texas

March 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholder

Seitel, Inc.

Houston, Texas

We have audited the accompanying consolidated balance sheets of Seitel, Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seitel, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Seitel, Inc.’s internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 29, 2007 expressed unqualified opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting.

/s/    BKD, LLP

Houston, Texas

March 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee, Board of Directors and Stockholder

Seitel, Inc.

Houston, Texas

We have audited management’s assessment, included in the accompanying management’s report on internal control over financial reporting, that Seitel, Inc. maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Seitel, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, Seitel, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Seitel, Inc. and our report dated March 29, 2007 expressed an unqualified opinion thereon.

/s/    BKD, LLP

Houston, Texas

March 29, 2007

SEITEL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31,
	2006	2005
ASSETS

Cash and equivalents	$107,390	$78,097
Restricted cash	105	85
Receivables
Trade, less allowance for doubtful accounts of $316 and $900 at December 31, 2006 and 2005, respectively	52,144	27,385
Notes and other, less allowance for doubtful accounts of $275 at December 31, 2006 and 2005	895	509

Seismic data library (Note C)	1,084,672	991,311
Less: Accumulated amortization	(961,549)	(879,365)

Net seismic data library	123,123	111,946

Property and equipment, at cost	34,067	37,008
Less: Accumulated depreciation and amortization	(26,439)	(27,552)

Net property and equipment	7,628	9,456

Oil and gas operations held for sale (Note D)	—	194
Investment in marketable securities	—	54
Prepaid expenses, deferred charges and other	9,169	13,071
Deferred income taxes (Note E)	4,981	5,874

TOTAL ASSETS	$305,435	$246,671

The accompanying notes are an integral part of these consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS—Continued

(In thousands, except share and per share amounts)

	December 31,
	2006	2005
LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts payable	$13,477	$4,682
Accrued liabilities	13,819	16,473
Employee compensation payable	3,541	4,511
Income taxes payable	659	276
Oil and gas operations held for sale (Note D)	—	40
Debt (Note F)
Senior Notes	185,788	185,272
Notes payable	337	378
Obligations under capital leases (Note G)	2,913	2,950
Deferred revenue (Note A)	47,410	43,250

TOTAL LIABILITIES	267,944	257,832

COMMITMENTS AND CONTINGENCIES (Note H)

STOCKHOLDERS’ EQUITY

Preferred stock, par value $.01 per share; authorized 5,000,000 shares; none issued	—	—
Common stock, par value $.01 per share; authorized 400,000,000 shares; issued and outstanding 155,184,084 and 153,604,345 at December 31, 2006 and 2005, respectively	1,552	1,536
Additional paid-in capital	240,431	241,289
Retained deficit	(209,539)	(256,227)
Deferred compensation—restricted stock	—	(2,944)
Notes receivable from officers and employees for stock purchases	—	(1)
Accumulated other comprehensive income	5,047	5,186

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	37,491	(11,161)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$305,435	$246,671

The accompanying notes are an integral part of these consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,
	2006	2005	2004
REVENUE	$191,919	$149,178	$137,675

EXPENSES:
Depreciation and amortization	88,662	98,373	168,201
Gain on sale of seismic data	(231)	—	—
Cost of sales	234	185	332
Selling, general and administrative	35,930	34,910	30,160
Merger	1,449	—	—

	126,044	133,468	198,693

INCOME (LOSS) FROM OPERATIONS	65,875	15,710	(61,018)
Interest expense	(24,208)	(24,845)	(25,356)
Interest and other income	4,688	1,621	920
Foreign currency exchange gains	259	963	2,372
Reorganization items (Note B)	—	—	(12,498)
Gain (loss) on sale of marketable securities	27	(11)	—

Income (loss) from continuing operations before income taxes	46,641	(6,562)	(95,580)
Benefit for income taxes	(715)	(4,776)	(3,338)

Income (loss) from continuing operations	47,356	(1,786)	(92,242)
Discontinued operations:
Income (loss) from discontinued operations before income taxes	(142)	47	144
Income tax expense	—	—	—

Income (loss) from discontinued operations	(142)	47	144

NET INCOME (LOSS)	$47,214	$(1,739)	$(92,098)

Income (loss) per share:
Basic:
Income (loss) from continuing operations	$.31	$(.01)	$(1.20)
Income (loss) from discontinued operations	—	—	—

Net income (loss)	$.31	$(.01)	$(1.20)

Diluted:
Income (loss) from continuing operations	$.28	$(.01)	$(1.20)
Income (loss) from discontinued operations	—	—	—

Net income (loss)	$.28	$(.01)	$(1.20)

Weighted average number of common and common equivalent shares:
Basic	150,951	152,592	76,991

Diluted	166,212	152,592	76,991

The accompanying notes are an integral part of these consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

	Comprehensive Income (Loss)	Common Stock		Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock		Deferred Compensation - Restricted Stock	Notes Receivable from Officers & Employees	Accumulated Other Comprehensive Income (Loss)
		Shares	Amount			Shares	Amount
Balance, December 31, 2003		25,811,601	$258	$166,630	$(159,731)	(435,918)	$(5,373)	$—	$(124)	$2,062
Proceeds from issuance of common stock, net of expenses		125,000,000	1,250	53,639	—	—	—	—	—	—
Issuance of restricted stock		1,038,460	10	1,137	—	—	—	(1,147)	—	—
Issuance of common stock warrant		—	—	16,489	—	—	—	—	—	—
Amortization of deferred compensation cost		—	—	—	—	—	—	22	—	—
Retirement of treasury shares		(435,918)	(4)	(2,814)	(2,555)	435,918	5,373	—	—	—
Payments received on notes receivable from officers and employees		—	—	—	—	—	—	—	103	—
Net loss	$(92,098)	—	—	—	(92,098)			—	—	—
Foreign currency translation adjustments	1,106	—	—	—	—	—	—	—	—	1,106
Unrealized loss on marketable securities	(62)	—	—	—	—	—	—	—	—	(62)

Comprehensive loss	$(91,054)

Balance, December 31, 2004		151,414,143	1,514	235,081	(254,384)	—	—	(1,125)	(21)	3,106
Issuance of restricted stock		2,506,032	25	3,554	—	—	—	(3,579)	—	—
Issuance of common stock to employees		96,000	1	148	—	—	—	—	—	—
Cancellation of restricted stock		(230,064)	(2)	(302)	—	—	—	304	—	—
Amortization of deferred compensation cost		—	—	—	—	—	—	1,456	—	—
Accrual for restricted stock issuance for key executive awards and performance equity awards		—	—	2,969	—	—	—	—	—	—
Expense related to stock options		—	—	79	—	—	—	—	—	—
Retirement of stock to satisfy employee tax withholding		(181,766)	(2)	(240)	(104)			—	—	—
Payments received on notes receivable from officers and employees		—	—	—	—	—	—	—	20	—
Net loss	$(1,739)	—	—	—	(1,739)			—	—	—
Foreign currency translation adjustments	2,048	—	—	—	—	—	—	—	—	2,048
Unrealized gain on marketable securities	21	—	—	—	—	—	—	—	—	21
Reclassification adjustment for losses on marketable securities included in income	11	—	—	—	—	—	—	—	—	11

Comprehensive income	$341

Balance, December 31, 2005		153,604,345	1,536	241,289	(256,227)	—	—	(2,944)	(1)	5,186
Reclass of deferred compensation—restricted stock upon adoption of SFAS No. 123(R)		—	—	(2,944)	—	—	—	2,944	—	—
Issuance of restricted stock		1,840,522	18	(18)	—	—	—	—	—	—
Issuance of common stock to employees		108,327	1	225	—	—	—	—	—	—
Cancellation of restricted stock		(17,202)	—	(16)	—	—	—	—	—	—
Amortization of stock-based compensation costs		—	—	1,850	—	—	—	—	—	—
Accrual for restricted stock issuance for performance equity awards		—	—	674	—	—	—	—	—	—
Retirement of stock to satisfy employee tax withholding		(351,908)	(3)	(629)	(526)	—	—	—	—	—
Payments received on notes receivable from officers and employees		—	—	—	—	—	—	—	1	—
Net income	$47,214	—	—	—	47,214	—	—	—	—	—
Foreign currency translation adjustments	(154)	—	—	—	—	—	—	—	—	(154)
Unrealized gain on marketable securities	42	—	—	—	—	—	—	—	—	42
Reclassification adjustment for gains on marketable securities included in income	(27)	—	—	—	—	—	—	—	—	(27)

Comprehensive income	$47,075

Balance, December 31, 2006		155,184,084	$1,552	$240,431	$(209,539)	—	$—	$—	$—	$5,047

The accompanying notes are an integral part of these consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Reconciliation of net loss to net cash provided by operating activities of continuing operations:
Net income (loss)	$47,214	$(1,739)	$(92,098)
Income from discontinued operations, net of tax	142	(47)	(144)
Depreciation and amortization	88,662	98,373	168,201
Allowance for collection of trade receivables	160	556	75
Deferred income tax provision (benefit)	874	(5,724)	(989)
Non-cash sales	(17,658)	(15,237)	(18,448)
Non-cash compensation expense	884	3,118	—
Non-cash expense related to stock options	—	79	—
(Gain) loss on sale of marketable securities	(27)	11	—
Amortization of deferred financing costs	1,186	1,437	2,038
Amortization of debt discount	516	546	213
Amortization of deferred compensation	1,850	1,456	22
(Gain) loss on sale of property and equipment	(4)	1	2
Gain on sale of seismic data	(231)	—
(Increase) decrease in receivables	(21,720)	14,619	5,962
(Increase) decrease in other assets	(81)	1,543	250
Increase (decrease) in deferred revenue	9,171	(6,289)	1,437
Decrease in accounts payable and other liabilities	(2,431)	(719)	(8,209)

Net cash provided by operating activities of continuing operations	108,507	91,984	58,312

Cash flows from investing activities:
Cash invested in seismic data	(76,785)	(48,732)	(48,691)
Cash paid to acquire property and equipment	(1,204)	(985)	(1,112)
Cash received from disposal of property and equipment	3	13	—
Proceeds from sale of seismic data	231	—	—
Net proceeds from sale of marketable securities	101	4	—
Increase (decrease) in restricted cash	(20)	77	40

Net cash used in investing activities of continuing operations	(77,674)	(49,623)	(49,763)

Cash flows from financing activities:
Borrowings on notes payable	—	—	361
Principal payments on notes payable	(41)	(319)	(5,527)
Principal payments on capital lease obligations	(41)	(2,128)	(1,475)
Borrowings on line of credit	25	—	—
Payments on line of credit	(25)	—	—
Proceeds from issuance of senior notes	—	—	182,858
Principal payments under senior notes	—	(4,000)	(255,000)
Proceeds from issuance of common stock	—	—	75,000
Costs of debt and equity transactions	—	(185)	(5,548)
Purchase of common stock subsequently retired	(1,158)	(346)	—
Payments on notes receivable from officers, employees and director	14	38	220

Net cash used in financing activities of continuing operations	(1,226)	(6,940)	(9,111)

Effect of exchange rate changes	(326)	(772)	(1,918)
Cash flows from discontinued operations:
Cash provided by operating activities	22	168	436
Cash provided by (used in) investing activities	(10)	(5)	967

Net increase (decrease) in cash and equivalents	29,293	34,812	(1,077)
Cash and equivalents at beginning of period	78,097	43,285	44,362

Cash and equivalents at end of period	$107,390	$78,097	$43,285

The accompanying notes are an integral part of these consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements

December 31, 2006

NOTE A-BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations: Seitel, Inc. (the “Company”) has ownership in an extensive library of proprietary onshore and offshore seismic data that it offers for license to oil and gas companies. The main geographic regions of the Company’s focus include the onshore, offshore and transition zone of the U.S. Gulf Coast extending from Texas to Florida, Western Canada, Mississippi, Eastern Texas, the Rocky Mountain region and Northern Louisiana. The majority of the Company’s seismic data covers onshore regions within North America with the remainder covering offshore United States. To support its seismic data licensing business and its clients, the Company maintains warehouse and electronic storage facilities in Houston, Texas and Calgary, Alberta, Canada and offers, through its Seitel Solutions business unit (“Solutions”), the ability to access and interact, via a standard web browser and the Internet, with the seismic data library owned and marketed by the Company.

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Seitel, Inc. and the accounts of its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the consolidated financial statements that were previously issued. The reclassifications had no effect on income.

The Company presents its consolidated balance sheets on an unclassified basis. The portion of seismic data library costs to be amortized during the next year cannot be classified as a current asset due to Securities and Exchange Commission (“SEC”) guidance. Classification of all of these costs as noncurrent would be misleading to the reader because it would not indicate the level of assets expected to be converted into cash in the next year.

Contractual Obligations: As of December 31, 2006, the Company had approximately $312.1 million of outstanding debt and lease obligations, with aggregate contractual cash obligations summarized as follows (in thousands):

		Payments due by period
Contractual cash obligations	Total	2007	2008-2010	2011-2012	2013 and thereafter
Debt obligations(1)(2)	$300,497	$22,276	$66,839	$211,352	$30
Capital lease obligations(2)	5,385	308	955	658	3,464
Operating lease obligations	6,254	1,136	3,217	1,664	237

Total contractual cash obligations	$312,136	$23,720	$71,011	$213,674	$3,731

(1)	Debt obligations include the face amount of the 11.75% senior notes totaling $189.0 million.

(2)	Amounts include interest related to debt and capital lease obligations.

Use of Estimates and Assumptions: In preparing the Company’s financial statements, a number of estimates and assumptions are made by management that affect the accounting for and recognition of assets, liabilities, revenues and expenses. These estimates and assumptions must be made because certain information that is used in the preparation of the Company’s financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not otherwise capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and the Company must exercise significant judgment.

The most difficult, subjective and complex estimates and assumptions that deal with the greatest amount of uncertainty are related to the Company’s accounting for its seismic data library. The Company’s accounting for its seismic data library requires it to make significant subjective estimates and assumptions relative to future

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

sales and cash flows from such library. These cash flows impact amortization rates, as well as potential impairment charges. Any changes in the Company’s estimates or underlying assumptions will impact the Company’s income from operations prospectively from the date changes are made. To the extent that such estimates, or the assumptions used to make those estimates, prove to be significantly different than actual results, the carrying value of the seismic data library may be subject to higher prospective amortization rates, additional straight-line amortization or impairment losses. In addition, based on future events, the Company may make changes in the estimated useful life of its seismic data library. Revisions to its estimated useful life may cause the Company’s prospective amortization expense to decrease or increase materially and may also result in significant impairment losses being recognized.

In a portion of its seismic data library activities, the Company engages in certain non-monetary exchanges and records a data library asset for the seismic data received and recognizes revenue on the transaction in accordance with its policy on revenue from data licenses or revenue from data acquisitions, as applicable. These transactions are valued at the fair value of the data received by the Company or licenses granted by the Company, whichever is more readily determinable. In addition, the Company obtains third-party concurrence on the portfolio of all non-monetary exchanges of $500,000 or more in order to support its estimate of the fair value of the transactions. The Company’s estimate of the value of these transactions is highly subjective and based, in large part, on data sales transactions between the Company and a limited number of customers over a limited time period, and appraisals of the value of such transactions based on a relatively small market of private transactions over a limited period of time.

Actual results could differ materially from the estimates and assumptions that the Company uses in the preparation of its financial statements. To the extent management’s estimates and assumptions change in the future, the effect on the Company’s reported results could be significant to any particular reporting period.

Revenue Recognition:

Revenue from Data Acquisition

The Company generates revenue when it creates a new seismic survey that is initially licensed by one or more of its customers to use the resulting data. The initial licenses usually provide the customer with a limited exclusivity period, which will normally last for six months after final delivery of the processed data. The payments for the initial exclusive licenses are sometimes referred to as underwriting or prefunding. Customers make periodic payments throughout the creation period, which generally correspond to costs incurred and work performed. These payments are non-refundable.

Revenue from the creation of new seismic data is recognized throughout the creation period using the proportional performance method based upon costs incurred and work performed to date as a percentage of total estimated costs and work required. Management believes that this method is the most reliable and representative measure of progress for its data creation projects. The duration of most data creation projects is generally less than one year. Under these contracts, the Company creates new seismic data designed in conjunction with its customers and specifically suited to the geology of the area using the most appropriate technology available.

The Company outsources the substantial majority of the work required to complete data acquisition projects to third party contractors. The Company’s payments to these third party contractors comprise the substantial majority of the total estimated costs of the project and are paid throughout the creation period. A typical survey includes specific activities required to complete the survey; each activity has value to the customers. Typical activities, that often occur concurrently, include:

•	permitting for land access, mineral rights, and regulatory approval;

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

•	surveying;

•	drilling for the placement of energy sources;

•	recording the data in the field; and

•	processing the data.

The customers paying for the initial exclusive licenses receive legally enforceable rights to any resulting product of each activity described above. The customers also receive access to and use of the newly acquired, processed data.

The customers’ access to and use of the results of the work performed and of the newly acquired, processed data is governed by a license agreement, which is a separate agreement from the acquisition contract. The Company’s acquisition contracts require the customer either to have a license agreement in place or to execute one at the time the acquisition contract is signed. The Company maintains sole ownership of the newly acquired data, which is added to its library, and is free to license the data to other customers when the original customers’ exclusivity period ends.

Revenue from Non-Exclusive Data Licenses

The Company recognizes a substantial portion of its revenue from data licenses sold after any exclusive license period. These are sometimes referred to as resale licensing revenue, post acquisition license sales or shelf sales.

These sales fall under the following four basic forms of non-exclusive license contracts.

•	Specific license contract—The customer licenses and selects data from the data library at the time the contract is entered into and holds this license for a long-term period.

•

Library card license contract—The customer initially receives only access to data. The customer may then select specific data, from the collection of data to which it has access, to hold long-term under its license agreement. The length of the selection periods under the library card contracts is limited in time and varies from customer to customer.

•

Review and possession license contract—The customer obtains the right to review a certain quantity of data for a limited period of time. During the review period, the customer may select specific data from that available for review to hold long-term under its license agreement. Any data not selected for long-term licensing must be returned to the Company at the end of the review period.

•	Review only license contract—The customer obtains rights to review a certain quantity of data for a limited period of time, but does not obtain the right to select specific data to hold long-term.

The Company’s non-exclusive license contracts specify the following:

•	that all customers must also execute a master license agreement that governs the use of all data received under our non-exclusive license contracts;

•	the specific payment terms, generally ranging from 30 days to 18 months, and that such payments are non-cancelable and non-refundable;

•	the actual data that is accessible to the customer; and

•

that the data is licensed in its present form, where is and as is and the Company is under no obligation to make any enhancements, modifications or additions to the data unless specific terms to the contrary are included.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

Revenue from the non-exclusive licensing of seismic data is recognized when the following criteria are met:

•	the Company has an arrangement with the customer that is validated by a signed contract;

•	the sales price is fixed and determinable;

•	collection is reasonably assured;

•	the customer has selected the specific data or the contract has expired without full selection; and

•	the license term has begun.

Copies of the data are available to the customer immediately upon request.

For licenses that have been invoiced but have not met the aforementioned criteria, the revenue is deferred along with the related direct costs (primarily sales commissions). This normally occurs under the library card license contracts, review and possession license contracts or review only license contracts because the data selection may occur over time. Additionally, if the contract allows licensing of data that is not currently available or enhancements, modifications or additions to the data are required per the contract, revenue is deferred until such time that the data is available.

Revenue from Non-Monetary Exchanges

In certain cases, the Company will take ownership of a customer’s seismic data or revenue interest (collectively referred to as “data”) in exchange for a non-exclusive license to selected seismic data from the Company’s library. Occasionally, in connection with specific data acquisition contracts, the Company receives both cash and ownership of seismic data from the customer as consideration for the underwriting of new data acquisition. These exchanges are referred to as non-monetary exchanges. A non-monetary exchange always complies with the following criteria:

•	the data license delivered is always distinct from the data received;

•	the customer forfeits ownership of its data; and

•	the Company retains ownership in its data.

In non-monetary exchange transactions, the Company records a data library asset for the seismic data received at the time the contract is entered into and recognizes revenue on the transaction in equal value in accordance with its policy on revenue from data licenses, which is, when the data is selected by the customer, or revenue from data acquisition, as applicable. The data license to the customer is in the form of one of the four basic forms of contracts discussed above. These transactions are valued at the fair value of the data received or delivered, whichever is more readily determinable.

Fair value of the data exchanged is determined using a multi-step process as follows.

•

First, the Company considers the value of the data received from the customer. In determining the value of the data received, the Company considers the age, quality, current demand and future marketability of the data and, in the case of 3D seismic data, the cost that would be required to create the data. In addition, the Company applies a limitation on the value it assigns per square mile on the data received.

•

Second, the Company determines the value of the license granted to the customer. The range of cash transactions by the Company for licenses of similar data during the prior six months are evaluated. In evaluating the range of cash transactions, the Company does not consider transactions that are disproportionately high or low.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

•

Third, the Company obtains concurrence from an independent third party on the portfolio of all non-monetary exchanges of $500,000 or more in order to support the Company’s valuation of the data received. The Company obtains this concurrence on an annual basis, usually in connection with the preparation of its annual financial statements.

Due to the Company’s revenue recognition policies, revenue recognized on non-monetary exchange transactions may not occur at the same time the seismic data acquired is recorded as an asset. The activity related to non-monetary exchanges was as follows (in thousands):

	Year Ended December 31,
	2006	2005	2004
Seismic data library additions	$16,496	$11,058	$10,670
Revenue recognized based on specific data licenses or selections of data	13,131	12,813	16,459
Revenue recognized related to acquisition contracts	4,494	2,424	1,908
Revenue recognized related to data management services	33	—	—

Revenue from Solutions

Revenue from Solutions is recognized as the services for reproduction and delivery of seismic data are provided to customers.

Trade Receivables: The Company determines the adequacy of its allowance for doubtful accounts based on a periodic review of specific receivables for which revenue has been recognized.

In certain transactions, the Company may permit a customer to make payments on receivables over a period of time. If such payments extend beyond one year from the transaction date, the Company discounts such receivable and recognizes interest income over the term of the payments.

Property and Equipment: Property and equipment consists primarily of computer equipment, leasehold improvements and furniture and fixtures recorded at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets of three to five years. Depreciation expense for the three years ended December 31, 2006 was $2.7 million, $3.1 million and $5.2 million, respectively.

Marketable Equity Securities: The Company accounts for its marketable equity securities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company’s marketable securities are categorized as available-for-sale and are carried at fair value, with unrealized holding gains and losses, net of taxes, reflected in accumulated other comprehensive income (loss) included in stockholders’ equity until realized. For the purpose of computing realized gains and losses, cost is identified on a specific identification basis.

During 2006 the Company sold its only marketable security in two transactions. Proceeds from the sales were $101,000, with gross realized gains of $28,000 and gross realized losses of $1,000.

Debt Issue Costs: Debt issue costs related to the Company’s senior notes and revolving line-of-credit are included in prepaid expenses, deferred charges and other assets in the consolidated balance sheets. Such costs are

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

amortized over the scheduled maturities of the debt. As of December 31, 2006 and 2005 unamortized debt issue costs were $4.6 million and $5.8 million, respectively.

Income Taxes: The Company follows the asset and liability method of accounting for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred income tax assets and liabilities are recorded for the future income consequences of temporary differences between the financial reporting and income tax bases of assets and liabilities, and are measured using enacted tax rates and laws.

The Company regularly evaluates valuation allowances established for deferred tax assets for which future realization is uncertain. In assessing the realizability of deferred tax assets at December 31, 2006, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The Company considers the scheduled reversal of deferred tax liabilities and tax planning strategies in making this assessment.

The Company and all of its U.S. subsidiaries file a consolidated federal income tax return. The Company does not provide U.S. taxes on the undistributed earnings of its foreign subsidiaries whose earnings are intended to be permanently reinvested in foreign operations. At December 31, 2006, accumulated net earnings of non-U.S. subsidiaries for which no U.S. federal taxes have been provided were $12.2 million.

Foreign Currency Translation: For subsidiaries whose functional currency is deemed to be other than the U.S. dollar, asset and liability accounts are translated at period-end exchange rates and revenue and expenses are translated at the current exchange rates as of the dates on which they are recognized. Resulting translation adjustments are included in accumulated other comprehensive income (loss) in stockholders’ equity. Accumulated translation gains were $5.0 million and $5.2 million at December 31, 2006 and 2005, respectively. Any gains or losses realized on transactions or monetary assets or liabilities in currencies other than the functional currency are included in net income in the current period. Transaction gains totaled $0.3 million, $1.0 million and $2.4 million for 2006, 2005 and 2004, respectively.

Use of Derivatives: The Company may enter into various derivative instruments to manage foreign exchange risks. Derivatives are limited in use and are entered into for purposes of hedging cash flows and not for speculative purposes. The Company may enter into foreign exchange contracts to hedge certain foreign currency denominated assets or liabilities and currency commitments. As of December 31, 2006 and 2005, the Company did not have any derivative contracts.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

Earnings per Share: In accordance with SFAS No. 128, “Earnings per Share,” basic earnings per share is computed based on the weighted average shares of common stock outstanding during the periods. Diluted earnings per share is computed based on the weighted average shares of common stock plus the assumed issuance of common stock for all potentially dilutive securities. The computations for basic and diluted net income (loss) per share consist of the following (in thousands, except per share amounts):

	Year Ended December 31,
	2006	2005	2004
Income (loss) from continuing operations	$47,356	$(1,786)	$(92,242)
Income (loss) from discontinued operations	(142)	47	144

Net income (loss)	$47,214	$(1,739)	$(92,098)

Basic weighted average shares	150,951	152,592	76,991
Effect of dilutive securities:(1)
Options and warrants	12,013	—	—
Employee restricted stock awards	3,248	—	—

Diluted weighted average shares	166,212	152,592	76,991

Income (loss) per share:
Basic:
Income (loss) from continuing operations	$.31	$(.01)	$(1.20)
Income (loss) from discontinued operations	—	—	—

Net income (loss)	$.31	$(.01)	$(1.20)

Diluted:
Income (loss) from continuing operations	$.28	$(.01)	$(1.20)
Income (loss) from discontinued operations	—	—	—

Net income (loss)	$.28	$(.01)	$(1.20)

(1)	A weighted average year-to-date number of options and warrants to purchase 6,661,000 and 3,410,000 shares of common stock were outstanding during 2005 and 2004, respectively, but were not included in the computation of diluted per share net income because they were anti-dilutive.

Stock-Based Compensation: Prior to January 1, 2006, the Company accounted for stock options using the intrinsic value method under Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” under which no compensation expense was recognized for stock options granted with an exercise price at least equal to the market price of the stock on the date of grant. Accordingly, share-based compensation related to the Company’s stock options was included as a pro forma disclosure in the financial statement footnotes and continues to be provided for periods prior to fiscal 2006.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified-prospective application method. The adoption of SFAS No. 123(R) increased the Company’s net income by $2.4 million, or $.02 per basic and $.01 per diluted share, for the year ended December 31, 2006.

Compensation expense related to the amortization of restricted stock awards was recognized prior to the implementation of SFAS No. 123(R). Upon implementation of SFAS 123(R), the Company modified the

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

amortization period over which it recognizes compensation expense for its restricted stock issuances related to key executive awards and performance equity awards. Prior to January 1, 2006, the Company recognized compensation expense for these restricted stock issuances over the service period. Beginning in 2006, the Company now recognizes compensation expense for these restricted stock issuances beginning with the service inception date through the end of the vesting period resulting in a longer amortization period (less expense recognition) in 2006 than in the prior year.

Under the modified prospective application method, results for prior periods have not been restated to reflect the effects of implementing SFAS No. 123(R). The following pro-forma information, as required by SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123,” is presented for comparative purposes and illustrates the effect on net loss and net loss per common share for the period presented as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation prior to January 1, 2006 (in thousands, except per share data):

	2005	2004
Net loss
As reported	$(1,739)	$(92,098)
Less: Total stock-based employee expense determined under SFAS No. 123, net of tax	—	(1,042)

Pro forma	$(1,739)	$(93,140)

Basic and diluted loss per share
As reported	$(.01)	$(1.20)
Pro forma	$(.01)	$(1.21)

Employee Benefit Plans: The Company maintains savings plans in the United States and Canada that allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of the employee contributions up to certain limits. Savings plan expense amounted to $490,000, $206,000 and $185,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Fair Value of Financial Instruments: SFAS No. 107, “Disclosures about Fair Value of Financial Instruments,” requires disclosure of the fair value of certain financial instruments. The estimated fair value amounts have been determined by the Company using available market data and valuation methodologies. The book values of cash and equivalents, receivables and accounts payable approximated their fair values as of December 31, 2006 and 2005, due to the short-term maturity of these instruments. Based upon the rates available to the Company, the fair value of the 11.75% senior notes and note payable to a former executive approximated $234.7 million as of December 31, 2006, compared to the book value of $186.1 million. The fair value of the 11.75% senior notes and note payable to a former executive approximated $212.1 million as of December 31, 2005, compared to the book value of $185.7 million.

Comprehensive Income (Loss): In accordance with SFAS No. 130, “Reporting Comprehensive Income,” the Company has reported comprehensive income (loss) in the consolidated statements of stockholders’ equity for the three years ended December 31, 2006. Accumulated other comprehensive income (loss) for the Company consists of foreign currency translation adjustments and unrealized gains (losses) on marketable securities. Cumulative translation adjustments are not adjusted for income taxes as they relate to indefinite investments in non-U.S. subsidiaries.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

Recent Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109,” (“FIN 48”) which clarifies the accounting for uncertainty in tax positions. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure requirements for uncertain tax positions. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently assessing the impact of adopting FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact of adopting SFAS No. 157 but does not expect that it will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB No. 115”, which provides a fair value measurement option for eligible financial assets and liabilities. Under SFAS No. 159, an entity is permitted to elect to apply fair value accounting to a single eligible item, subject to certain exceptions, without electing it for other identical items and include unrealized gains and losses in earnings. The fair value option established by this Statement is irrevocable, unless a new election date occurs. This standard reduces the complexity in accounting for financial instruments and mitigates volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Management is currently evaluating the impact the adoption of SFAS No. 159 will have on the Company’s financial statements, but does not presently anticipate it will have a material effect on its consolidated financial position, results of operations or cash flows.

NOTE B-EMERGENCE FROM BANKRUPTCY

On July 21, 2003 (the “Petition Date”), Seitel, Inc. and its wholly owned U.S. subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) (Chapter 11 Case No. 03-12227 (PJW)). Seitel, Inc. and its 30 U.S. subsidiaries that filed petitions are collectively referred to herein as the “Debtors” and the Chapter 11 Cases of these entities are collectively referred to herein as the “Cases.” By order of the Bankruptcy Court dated July 25, 2003, the Cases were jointly administered. From the Petition Date until the effective date of its plan of reorganization, the Debtors operated their business and managed their properties as “Debtors-in-possession” pursuant to Sections 1107(a) and 1108 of the Bankruptcy Code. No trustee was appointed in the Cases.

None of the Company’s direct or indirect subsidiaries or affiliates incorporated in Canada or other non-U.S. jurisdictions filed Chapter 11. Such non-filing, non-U.S. based subsidiaries and affiliates are called “non-Debtors”.

On January 17, 2004, the Debtors filed with the Bankruptcy Court the third amended joint plan of reorganization, which was amended on February 6, 2004 (the “Plan”). The Plan was supported by the Official Committee of Equity Holders of Seitel, Inc., as well as Berkshire Hathaway, Inc. and Ranch Capital L.L.C.,

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

holders of $255 million aggregate principal amount of the Company’s old senior unsecured notes, and was accepted by the holders of more than 99.6% of the shares of the Company’s common stock who voted on the Plan. On March 18, 2004, the Bankruptcy Court confirmed the Plan and on July 2, 2004, the Plan became effective.

In accordance with the Plan:

•

All of the Company’s outstanding allowed pre-petition claims were fully paid, in cash, together with post-petition interest, except with respect to any disputed claims and any claims that were reinstated under the Plan.

•	On July 2, 2004, all 25,375,683 outstanding shares of the Company’s common stock were cancelled and converted into:

•	25,375,683 shares of reorganized common stock, representing all of the outstanding shares of reorganized common stock on the effective date of the Plan, and

•	warrants to purchase an aggregate of 125,000,000 shares of reorganized common stock (“Stockholder Warrants”) at an exercise price of $.60 per share exercisable through August 2, 2004.

•

To the extent the Stockholder Warrants were not exercised in full prior to August 2, 2004, Mellon HBV Alternative Strategies LLC (“Mellon HBV”) agreed (for itself and on behalf of certain of its affiliated funds and managed accounts, collectively the “Standby Purchasers”) to purchase, at $.60 per share, after the Stockholder Warrants expired on August 2, 2004 but in no event later than August 12, 2004 (the “Guaranty Performance Date”), all shares of reorganized common stock not purchased upon the exercise of the Stockholder Warrants.

•

As compensation for the obligation to act as Standby Purchasers, the Company issued to Mellon HBV on August 12, 2004 warrants to purchase 15,037,568 shares of the Company’s reorganized common stock (the “Standby Purchaser Warrants”). The Standby Purchaser Warrants are exercisable until August 12, 2011 at an initial exercise price of $.72 per share, subject to adjustment upon the occurrence of certain events.

On August 2, 2004, the expiration date of the warrants, 24,183,206 Stockholder Warrants were exercised and the Company issued 119,126,154 shares of common stock for $0.60 per share or $71,475,693 in the aggregate. On August 12, 2004, Mellon HBV purchased from the Company, at $0.60 per share, 5,873,846 shares of common stock not purchased as a result of the exercise of Stockholder Warrants, for an aggregate of $3,524,307. In total, the Company received $75 million of gross proceeds through the exercise of Stockholder Warrants and the sale of standby purchase shares to Mellon HBV.

On July 2, 2004, the Company completed the private placement of $193.0 million face value 11.75% senior notes due 2011 (the “11.75% Senior Notes”) for proceeds of $188.5 million which were placed in escrow pending the completion of the issuance of common stock pursuant to the Plan, among other things. On August 12, 2004, the proceeds from the debt offering, net of underwriters’ fees, of $182.9 million were released from escrow to the Company.

The Company utilized the net proceeds from the exercise of Stockholder Warrants and the sale of shares to Mellon HBV, the net proceeds from the sale of the 11.75% Senior Notes along with available cash to pay, in full, allowed pre-petition claims together with post-petition interest totaling approximately $291.0 million. The payment of allowed pre-petition claims was completed on August 13, 2004.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

Reorganization items under the Cases are expense or income items that are incurred or realized by the Debtors because they are in reorganization. These items include, but are not limited to, professional fees and similar types of expenses incurred directly related to the Cases, loss accruals or gains or losses resulting from activities of the reorganization process, and interest earned on cash accumulated by the Debtors because they are not paying their pre-petition liabilities. For the year ended December 31, 2004, reorganization items were as follows (in thousands):

Professional fees	$9,290
Interest Income	(98)
Accelerated amortization of deferred debt issue costs	1,007
Reduction of pre-petition liabilities	(526)
Letter of credit fee	2,500
Other	325

Total	$12,498

NOTE C-SEISMIC DATA LIBRARY

The Company’s seismic data library consists of seismic surveys that are offered for license to customers on a non-exclusive basis. Costs associated with creating, acquiring or purchasing the seismic data library are capitalized and amortized principally on the income forecast method subject to a straight-line amortization period of four years, applied on a quarterly basis at the individual survey level.

The following table sets forth a summary of the net book value of the Company’s seismic data library (in thousands):

	As of December 31,
	2006	2005
US Onshore:
Gulf Coast Texas 3D	$19,797	$27,211
Southern Louisiana/Mississippi 3D	43,642	27,941
Rocky Mountain 3D	10,881	6,121
Northern Louisiana 3D	1,524	1,973
Other US 2D and 3D	6,429	3,130

Canada 2D and 3D	38,405	42,890
US Offshore	2,445	2,680

Total	$123,123	$111,946

At December 31, 2006 and 2005, 18.7% and 7.3%, respectively, of the net book value of the seismic data library were projects in progress.

Costs of Seismic Data Library

For purchased seismic data, the Company capitalizes the purchase price of the acquired data.

For data received through a non-monetary exchange, the Company capitalizes an amount equal to the fair value of the data received by the Company or the fair value of the license granted to the customer, whichever is more readily determinable. See Note A for discussion of the process used to determine fair value.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

For internally created data, the capitalized costs include costs paid to third parties for the acquisition of data and related permitting, surveying and other activities associated with the data creation activity. In addition, the Company capitalizes certain internal costs related to processing the created data. Such costs include salaries and benefits of the Company’s processing personnel and certain other costs incurred for the benefit of the processing activity. The Company believes that the internal processing costs capitalized are not greater than, and generally are less than, those that would be incurred and capitalized if such activity were performed by a third party. Capitalized costs for internal data processing were $1.4 million, $1.7 million and $1.7 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Data Library Amortization

The Company amortizes its seismic data library investment using the greater of the amortization that would result from the application of the income forecast method subject to a minimum amortization rate or a straight-line basis over the useful life of the data. With respect to each survey in the data library, the useful life policy is applied from the time such survey is available for licensing to customers on a non-exclusive basis, since some data in the library may not be licensed until an exclusivity period (usually six months) has lapsed.

The Company applies the income forecast method by forecasting the ultimate revenue expected to be derived from a particular data library component over the estimated useful life of each survey comprising part of such component. This forecast is made by the Company annually and reviewed quarterly. If, during any such review, the Company determines that the ultimate revenue for a library component is expected to be significantly different than the original estimate of total revenue for such library component, the Company revises the amortization rate attributable to future revenue from each survey in such component. The lowest amortization rate the Company applies using the income forecast method is 70%. In addition, in connection with the forecast reviews and updates, the Company evaluates the recoverability of its seismic data library investment, and if required under SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets,” records an impairment charge with respect to such investment. See discussion on “Seismic Data Library Impairment” below.

Amortization expense totaled $86.0 million, $95.3 million and $163.0 million for the three years ended December 31, 2006, respectively. The actual aggregate rate of amortization as a percentage of total seismic revenue was 47%, 66% and 123% for 2006, 2005 and 2004, respectively.

The actual aggregate rate of amortization depends on the specific seismic surveys licensed and selected by the Company’s customers during the period. As of January 1, 2007, the amortization rate utilized under the income forecast method for all components is 70%. Additionally, certain seismic surveys have been fully amortized; consequently, no amortization expense is required on revenue recorded for these seismic surveys.

The greater of the income forecast or straight-line amortization policy is applied quarterly on a cumulative basis at the individual survey level. Under this policy, the Company first records amortization using the income forecast method. The cumulative amortization recorded for each survey is then compared with the cumulative straight-line amortization. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey. This requirement is applied regardless of future-year revenue estimates for the library component of which the survey is a part and does not consider the existence of deferred revenue with respect to the library component or to any survey.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

Revision of Useful Life

The Company reevaluated its estimate of the useful life of its seismic data library and, effective July 1, 2004, revised the estimated useful life of all of its seismic data library to four years from five years for offshore data and from seven years for onshore data. In making this decision, the Company considered a number of factors, including, among others, the useful lives used by others in the industry, additional amortization charges recorded, previous impairment charges recorded and seismic industry conditions. With respect to each survey in the data library, the useful life policy is applied from the time such survey is available for licensing to customers generally, since some data in the library may not be licensed until an exclusivity period (usually six months or less) has lapsed. For existing surveys less than four years of age at July 1, 2004, the revision in useful life is being recognized prospectively over the remaining useful life of each seismic survey.

Since certain surveys within the seismic data library were older than the revised estimate of useful life, the Company recorded additional amortization expense of $59.1 million on July 1, 2004, the date the revision became effective. The effect from this change on reported results was a reduction in net income of $70.6 million or $.92 per share for the year ended December 31, 2004.

Seismic Data Library Impairment

The Company evaluates its seismic data library investment by grouping individual surveys into components based on its operations and geological and geographical trends, resulting in the following data library segments for purposes of evaluating impairments: (I) Gulf of Mexico offshore comprised of the following components: (a) multi-component data, (b) ocean bottom cable data, (c) shelf data, (d) deep water data, and (e) value-added products; (II) North America onshore comprised of the following components: (a) Texas Gulf Coast, (b) Northern, Eastern and Western Texas, (c) Southern Louisiana/Mississippi, (d) Northern Louisiana, (e) Rocky Mountains, (f) North Dakota, (g) other United States, (h) Canada and (i) value-added products, and (III) international data outside North America. The Company believes that these library components constitute the lowest levels of independently identifiable cash flows.

As events or conditions require, the Company evaluates the recoverability of its seismic data library investment in accordance with SFAS No. 144. The Company evaluates its seismic data library investment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company considers the level of sales performance in each component compared to projected sales, as well as industry conditions, among others, to be key factors in determining when its seismic data investment should be evaluated for impairment. Through December 31, 2006, in evaluating sales performance of each component, the Company considered three consecutive quarters of actual performance below forecasted sales, among other things, to be an indicator of potential impairment. However, due to the volatility in the history of actual sales performance, the Company determined that a three quarter period was too short a time frame to indicate potential impairment. Consequently, effective January 1, 2007, the Company generally considers five consecutive quarters of actual performance below forecasted sales to be an indicator of potential impairment.

In accordance with SFAS No. 144, the impairment evaluation is based first on a comparison of the undiscounted future cash flows over each component’s remaining estimated useful life with the carrying value of each library component. If the undiscounted cash flows are equal to or greater than the carrying value of such component, no impairment is recorded. If undiscounted cash flows are less than the carrying value of any component, the forecast of future cash flows related to such component is discounted to fair value and compared with such component’s carrying amount. The difference between the library component’s carrying amount and the discounted future value of the expected revenue stream is recorded as an impairment charge.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

For purposes of evaluating potential impairment losses, the Company estimates the future cash flows attributable to a library component by evaluating, among other factors, historical and recent revenue trends, oil and gas prospectivity in particular regions, general economic conditions affecting its customer base and expected changes in technology and other factors that the Company deems relevant. The cash flow estimates exclude expected future revenues attributable to non-monetary data exchanges and future data creation projects.

The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors, including those described in the preceding paragraph. Accordingly, if conditions change in the future, the Company may record further impairment losses relative to its seismic data library investment, which could be material to any particular reporting period.

The Company did not have any impairment charges during the years ended December 31, 2006, 2005 or 2004.

NOTE D-DISCONTINUED OPERATIONS

In June 2002, the Company’s Board of Directors unanimously adopted a plan to dispose of the Company’s oil and gas operations by sale. Accordingly, the Company’s consolidated financial statements report the oil and gas operations as discontinued operations. During 2002, the Company sold a majority of its oil and gas assets. As of December 31, 2006, the Company had disposed of all of its remaining oil and gas properties.

Revenue from the discontinued operations was $68,000, $162,000 and $217,000 for 2006, 2005 and 2004, respectively. Pre-tax income (loss) from the discontinued operations was $(142,000), $47,000 and $144,000 for 2006, 2005 and 2004, respectively.

The Company used the full-cost method of accounting for its oil and gas operations.

NOTE E-INCOME TAXES

The discussion of income taxes herein does not include the income tax effects of discontinued operations as explained in Note D of these consolidated financial statements.

Income (loss) from continuing operations before provision for income taxes for each of the three years ended December 31, 2006 is comprised of the following (in thousands):

	2006	2005	2004
U.S.	$47,090	$(8,514)	$(86,455)
Foreign	(449)	1,952	(9,125)

	$46,641	$(6,562)	$(95,580)

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

The provision (benefit) for income taxes for each of the three years ended December 31, 2006 is comprised of the following (in thousands):

	2006	2005	2004
Current:
Federal	$15,189	$—	$(1,344)
State	155	7	(30)
Foreign	(285)	941	(975)

	15,059	948	(2,349)

Deferred:
Federal	—	—	—
State	—	—	—
Foreign	876	(5,724)	(989)

	876	(5,724)	(989)

Change in beginning of year valuation allowance:
Federal	(16,650)	—	—
State	—	—	—
Foreign	—	—	—

	(16,650)	—	—

Tax provision:
Federal	(1,461)	—	(1,344)
State	155	7	(30)
Foreign	591	(4,783)	(1,964)

	$(715)	$(4,776)	$(3,338)

The differences between the U.S. Federal income taxes computed at the statutory rate (35%) and the Company’s income taxes for financial reporting purposes are as follows (in thousands):

	2006	2005	2004
Statutory Federal income tax	$16,324	$(2,297)	$(33,453)
State income tax, less Federal benefit	101	5	(20)
Tax difference on foreign earnings	(7)	(2,465)	1,230
Change in foreign tax rates	275	—	—
Canadian withholding tax	319	597	—
Change in tax reserve	(2,000)	—	—
Change in valuation allowance	(16,683)	(214)	25,824
Non-deductible expenses and other, net	956	(402)	3,081

Income tax expense (benefit)	$(715)	$(4,776)	$(3,338)

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

The components of the net deferred income tax asset reflected in the Company’s consolidated balance sheets at December 31, 2006 and 2005 were as follows (in thousands):

	Deferred Tax Assets (Liabilities) at December 31,
	2006	2005
Deferred tax assets:
Deferred revenue	$1,263	$1,808
Depreciation, depletion and amortization	62,640	70,631
Alternative minimum tax credit carryforward	1,843	1,304
Net operating loss carryforwards	9,420	18,854
Accrued expenses and other	5,773	5,976

Total deferred tax assets	80,939	98,573

Deferred tax liabilities:
Deferred expenses and other	(294)	(352)

Total deferred tax liabilities	(294)	(352)

Valuation allowance:
Beginning balance	(92,347)	(92,606)
Decrease during the period	16,683	214
Foreign currency fluctuations	—	45

Total valuation allowance	(75,664)	(92,347)

Net deferred tax asset	$4,981	$5,874

During 2006, the Company’s valuation allowance provided against its net deferred tax asset decreased by $16.7 million. This change was due to the reversal of a portion of the valuation allowance provided against its U.S. deferred tax asset resulting from the Company’s increase in U.S. income which enabled the Company to utilize tax attributes, thereby decreasing the valuation allowance.

As of December 31, 2006, the Company has a U.S. Federal net operating loss (“NOL”) carryforward of approximately $1.7 million which can be used to offset U.S. income taxes payable in future years. This U.S. NOL carryforward will expire in periods beginning 2024 through 2025. As of December 31, 2006, the Company has an alternative minimum tax (AMT) credit carryforward of approximately $1.8 million which can be used to offset regular Federal income taxes payable in future years. The AMT credit has an indefinite carryforward period. As of December 31, 2006, the Company has Canadian NOL carryforwards of approximately $27.5 million which can be used to offset Canadian income taxes payable in future years. These Canadian NOL carryforwards will expire in periods beginning in 2008 through 2026.

In February 2006, Olympic Seismic Ltd. (“Olympic”), a wholly owned subsidiary of the Company, was notified by Canada Customs and Revenue Agency (“CCRA”) that CCRA was going to perform an audit of certain aspects of Olympic’s tax returns for the years 2003 and 2004. The Company has not recorded any reserves related to this audit in the accompanying financial statements as it is unable to predict the tax matters, if any, that may be raised by CCRA. The Company will provide any reserves necessary at such time when it is determined the likelihood of loss is probable and the amount of loss is reasonably estimable.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

NOTE F-DEBT

The following is a summary of the Company’s debt (in thousands):

	December 31,
	2006	2005
11.75% Senior Notes	$189,000	$189,000
Revolving Credit Facility	—	—
Subsidiary revolving line of credit	—	—
Note payable to former executive	337	378

	189,337	189,378
Less: Debt discount	(3,212)	(3,728)

	$186,125	$185,650

11.75% Senior Unsecured Notes: On July 2, 2004, the Company issued, in a private placement, $193.0 million aggregate principal amount of 11.75% Senior Notes. The 11.75% Senior Notes were offered at a discount of 2.325% from their principal amount and mature July 15, 2011. As required by their terms, the 11.75% Senior Notes were exchanged for senior notes of like amounts and terms in a publicly registered exchange offer in February 2005. As of December 31, 2006, $189.0 million aggregate principal amount of 11.75% Senior Notes was outstanding. Interest on the 11.75% Senior Notes is payable semi-annually in arrears on January 15 and July 15 of each year. The 11.75% Senior Notes are unsecured and are guaranteed by substantially all of the Company’s U.S. subsidiaries on a senior basis. The 11.75% Senior Notes contain restrictive covenants that limit the Company’s ability to, among other things, incur additional indebtedness, make capital expenditures in excess of specified amounts, pay dividends and complete mergers, acquisition and sales of assets. As of December 31, 2006, accrued interest totaled $10.2 million and was included in accrued liabilities on the Consolidated Balance Sheet. In connection with the merger (see Note R to Notes to Consolidated Financial Statements for discussion on subsequent events), on February 14, 2007, $187.0 million of the 11.75% Senior Notes was paid and the restrictive covenants were eliminated other than the requirement to make excess cash flow offers.

From time to time on or before July 15, 2007, the Company may redeem up to 35% of the aggregate principal amount of the 11.75% Senior Notes with the net proceeds of equity offerings at a redemption price equal to 111.75% of the principal amount, plus accrued and unpaid interest. Subject to certain conditions, if at the end of each fiscal year the Company has excess cash flow (as defined in the indenture) in excess of $5.0 million, the Company is required to use 50% of the excess cash flow to fund an offer to repurchase the 11.75% Senior Notes on a pro rata basis at 100% of its principal amount, plus accrued and unpaid interest. If the Company has less than $5.0 million in excess cash flow at the end of any fiscal year, such excess cash flow will be carried forward to succeeding years, and such repurchase offer is required to be made in the first year in which the cumulative excess cash flow for all years in which there has not been an offer is at least $5.0 million. Such repurchase offer is required only if there is no event of default under the Company’s revolving credit facilities prior to and after giving effect to the repurchase payment. Because of excess cash flow generated for the year ended December 31, 2005, in the first quarter of 2006, the Company made a repurchase offer for up to $8.5 million aggregate principal amount of 11.75% Senior Notes. No 11.75% Senior Notes were tendered in the 2005 excess cash flow offer. In connection with the 2004 excess cash flow offer, $4.0 million aggregate principal amount of 11.75% Senior Notes were tendered and accepted. Upon a change of control (as defined in the indenture), each holder of the 11.75% Senior Notes will have the right to require the Company to offer to purchase all of such holder’s notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

Revolving Credit Facility: On April 16, 2004, the Company entered into a revolving credit facility with Wells Fargo Foothill, Inc., as lender, to which a revolving loan commitment of $30.0 million, subject to borrowing base limitations, was made available on July 2, 2004. Interest is payable at an applicable margin above either LIBOR or the prime rate. Borrowings under the revolving credit facility are secured by a first priority, perfected security interest in and lien on substantially all of the Company’s U.S. assets and a pledge of all of the issued and outstanding capital stock of the Company’s U.S. subsidiaries. The facility expires on July 2, 2007. The revolving credit facility contains covenants requiring the Company to achieve and maintain certain financial results, and restricts, among other things, the amount of capital expenditures, the ability to incur additional indebtedness and the ability to grant additional liens. The revolving credit facility requires the payment of an unused line fee of .375% per annum payable in arrears.

Subsidiary Revolving Line of Credit: The Company’s wholly owned subsidiary, Olympic Seismic Ltd. (“Olympic”), has a revolving credit facility, which allows it to borrow up to $5.0 million (Canadian) subject to an availability formula by way of prime-based loans, bankers’ acceptances or letters of credit. The interest rate applicable to borrowings is the bank’s prime rate plus 0.35% per annum and 1.50% per annum for bankers’ acceptances. Letter of credit fees are based on scheduled rates in effect at the time of issuance. The facility is secured by the assets of Olympic, SEIC Trust Administration Ltd. (as sole trustee of, and for and on behalf of, SEIC Business Trust) and SEIC Holdings, Ltd., but is not guaranteed by the Company or any of its other U.S. subsidiaries. However, all intercompany debt owing by Olympic, SEIC Trust Administration Ltd., SEIC Business Trust or SEIC Holdings, Ltd. to the Company, SEIC Partners’ Limited Partnership or to any other U.S. subsidiary of the Company (approximately $33.0 million (Canadian) at December 31, 2006) has been subordinated to the repayment of Olympic’s obligations under the revolving credit facility. Available borrowings under the facility are equivalent to a maximum of $5.0 million (Canadian), subject to a requirement that such borrowings may not exceed 75% of good accounts receivable (as defined in the agreement) of SEIC Trust Administration, less prior-ranking claims, if any, relating to inventory or accounts. The facility is subject to repayment upon demand and is available from time to time at the bank’s sole discretion.

Note Payable to Former Executive: In connection with the settlement of certain litigation, the Company entered into a note payable to a former executive with remaining payments of $6,000 per month until May 2013. The note is non-interest bearing. The note is guaranteed by Olympic.

The aggregate maturities of the Company’s debt over the next five years and thereafter are as follows: $37,000 in 2007, $44,000 in 2008, $48,000 in 2009, $54,000 in 2010, $189,059,000 in 2011 and $95,000 thereafter.

NOTE G-LEASE OBLIGATIONS

Assets recorded under capital lease obligations of $3.1 million at December 31, 2006 and 2005 are included in property and equipment. Accumulated depreciation related to such assets was $0.7 million and $0.6 million at December 31, 2006 and 2005, respectively. Depreciation on the assets recorded under capital leases is included in depreciation expense.

The Company leases office space under operating leases, some of which include renewal options. Rental expense for 2006, 2005 and 2004 was approximately $1.4 million, $1.3 million and $1.3 million, respectively. The Company received income from subleases of approximately $213,000, $263,000 and $222,000 for 2006, 2005 and 2004, respectively.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

Future minimum lease payments for the five years subsequent to December 31, 2006 and in the aggregate are as follows (in thousands):

	Capital Leases	Operating Leases
2007	$308	$1,136
2008	318	1,098
2009	318	1,074
2010	318	1,046
2011	318	1,042
Thereafter	3,805	858

Total minimum lease payments	5,385	$6,254

Less amount representing interest	(2,472)

Present value of net minimum lease payments	$2,913

On April 30, 2002, Olympic entered into a sale leaseback agreement on a building and land located in Calgary, Alberta, Canada. Proceeds of the sale were $3.6 million (Canadian dollars). The term of the lease is a 20-year capital lease with lease payments of: $336,000 (Canadian dollars) in years 1-5; $370,860 (Canadian dollars) in years 6-10; $409,500 (Canadian dollars) in years 11-15; and $452,340 (Canadian dollars) in years 16-20. The transaction resulted in a gain on the sale of $737,000, which has been deferred and is being recognized into income over the term of the lease.

NOTE H-COMMITMENTS AND CONTINGENCIES

Litigation

On July 18, 2002, Paul Frame, the Company’s former chief executive officer, sued the Company in the 113th Judicial District Court of Harris County, No. 2002-35891. Mr. Frame alleged a breach of his employment contract and defamation. He also sought a declaratory judgment that certain funds he received from the Company were proper and do not have to be repaid. Mr. Frame filed claims totaling $20.2 million in the Company’s Chapter 11 Cases, which have been disallowed by order of the Bankruptcy Court. On April 1, 2005, the Company filed a motion for summary judgment seeking dismissal of Mr. Frame’s complaint in the District Court. In late April 2005, Mr. Frame filed a motion for leave to file an amended complaint in the District Court. Hearing dates have not been set for these April 2005 motions. In 2002, the Company filed a counter suit to recover approximately $4.2 million in corporate funds that the Company believes Mr. Frame inappropriately caused the Company to pay him or for his benefit plus over $800,000 due on two notes that were accelerated pursuant to their respective terms. The Company also holds a judgment against Mr. Frame in the amount of at least $590,000 relating to a loan made to Mr. Frame by Bank One N.A. and guaranteed by the Company. The Company has requested and is investigating information with respect to Mr. Frame and the nature and extent of his assets for purposes of analyzing whether to continue pursuit of the civil litigation described above and potential debt collection. The parties filed a joint motion to abate the above proceedings. The case continues to remain in abatement.

The Company and its subsidiary, Seitel Data, Ltd., were parties to a class action lawsuit for geophysical trespass entitled Juan O. Villarreal v. Grant Geophysical, Inc., et al., Cause No. DC-00-214, in the 229th District Court of Starr County, Texas that was initiated on April 1, 2002. The plaintiffs sued a number of defendants, including the Company and Seitel Data, Ltd. The plaintiffs alleged that certain defendants conducted unauthorized 3D seismic exploration of the mineral interests by obtaining seismic data on adjoining property, and

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

sold the information obtained to other defendants. The plaintiffs sought an unspecified amount of damages. All defendants obtained summary judgments dismissing the plaintiffs’ claims, and the plaintiffs appealed to the San Antonio Court of Appeals under Cause No. 04-02-00674-CV. During the pendency of the Company’s bankruptcy proceedings, the San Antonio Court of Appeals affirmed the trial court’s decision as to the Company’s co-defendants and stayed the appeal as to the Company. The Texas Supreme Court denied plaintiffs Petition for Certiorari, refusing to hear the matter. The plaintiffs filed an unliquidated claim (amount unspecified) in the Chapter 11 Cases. The Company objected to this claim, which was withdrawn by order of the Bankruptcy Court dated June 29, 2005. This June 2005 order includes the plaintiffs’ agreement to dismiss their appeal. The parties’ joint motion for dismissal with the San Antonio Court of Appeals is pending.

On February 21, 2003, the Company sued its former in-house counsel and law firm in Seitel, Inc. v. Cynthia Moulton and Franklin Cardwell & Jones, P.C., Cause No. 2003-09151 in the 127th Judicial District Court of Harris County, Texas. The suit alleged negligence, breach of fiduciary duty, breach of contract and fraud in relation to the Company’s engagement of the law firm Franklin Cardwell & Jones to manage its legal matters and surrounding the settlement of a personal lawsuit against the former chief executive officer and other aspects of representation. The Company sought recovery for fees paid of approximately $750,000, disgorgement of attorneys’ fees, and related expenses. The parties settled all claims against all parties in January 2007. The terms of the settlement are confidential.

On November 6, 2006, a purported class action complaint was filed in the District Court of Harris County, Texas, 189th Judicial District (No. 2006-71302) by Todd Augenbaum, an alleged stockholder of the Company. The plaintiff filed an amended complaint on January 22, 2007. The amended complaint names as defendants the Company and each member of its Board of Directors as well as ValueAct Capital Master Fund, L.P. (“ValueAct Capital”), Seitel Holdings, Inc. (“Holdings”) and Seitel Acquisition Corp. (“Acquisition Corp.”) The amended complaint is a purported class action that alleges, among other things, that (i) the defendants have breached fiduciary duties they assertedly owed to the Company’s stockholders in connection with the Company entering into the Agreement and Plan of Merger, dated as of October 31, 2006, with Holdings and Acquisition Corp. (see Note R to Notes to Consolidated Financial Statements for discussion on subsequent events), or aided and abetted in the breach thereof, (ii) the defendants have breached their duty of candor to the Company’s stockholders by failing to disclose material information, or aided and abetted in the breach thereof, and (iii) the merger consideration is unfair and inadequate. The plaintiff seeks, among other things, certification of a class, an injunction against the consummation of the merger, and the costs and disbursements of the action. On February 1, 2007, the court denied the plaintiff’s motion for a temporary restraining order and/or preliminary injunction of the shareholder vote, which then occurred as scheduled on February 9, 2007. The Company believes that the lawsuit is without merit and intends to defend against it vigorously.

In addition to the lawsuits described above, the Company is involved from time to time in ordinary, routine claims and lawsuits incidental to its business. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolutions of these matters should not be material to the Company’s financial position or results of operation. However, it is not possible to predict or determine the outcomes of the legal actions brought against it or by it, or to provide an estimate of all additional losses, if any, that may arise. At December 31, 2006, the Company did not have any amounts accrued related to the claims set forth above, as the Company believes it is not probable that any amounts will be paid relative to such litigation and claims. If one or more of the parties were to prevail against the Company in one or more of the cases described above that have not been settled, the amounts of any judgments against the Company or settlements that the Company may enter into, could be material to the Company’s financial statements for any particular reporting period.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

NOTE I-COMMON STOCK

In accordance with the Plan, on July 2, 2004, the Company amended its certificate of incorporation to allow for the issuance of up to 400 million shares of common stock, $0.01 par value, and all outstanding options and warrants to purchase shares of the Company’s common stock were cancelled.

On July 21, 2004, 38,460 shares of restricted stock were issued to new directors joining the Board. Such restricted stock vests on the earlier of July 21, 2007, or the death, disability or termination of the director upon a change-of-control, except that the Compensation Committee of the Board of Directors waived the forfeiture provision on 15,384 shares of restricted stock upon the resignation of one Board member in 2005 and another Board member in 2006.

In August 2004, the Company issued 125 million shares of common stock through the exercise of Stockholder Warrants and the sale of standby purchase shares to Mellon HBV, for total gross proceeds of $75 million. The costs related to the issuance of common stock totaled $20.1 million, of which $3.6 million was paid in cash and $16.5 million represented the value of warrants issued to Mellon HBV discussed below. Such costs have been reflected as a reduction in the proceeds received from issuance of common stock in the accompanying Statement of Stockholders’ Equity. For further discussion, see Note B.

On August 12, 2004, the Company issued to Mellon HBV warrants to purchase 15,037,568 shares of the Company’s common stock at an exercise price of $.72 per share, exercisable until August 12, 2011, as compensation for Mellon HBV’s obligation to act as Standby Purchasers. The exercise price was below the market price on the date of issuance. The fair value of these warrants on the date of issuance was $16.5 million, or $1.10 per option. In 2006, ValueAct Capital purchased these warrants from Mellow HBV. In connection with the Merger (see Note R), these warrants were cancelled.

On August 12, 2004, the Company retired its remaining 435,918 shares of treasury stock.

On December 15, 2004, 1,000,000 shares of restricted stock were issued to our newly appointed chief executive officer (the “Restricted Stock Grant”) under the 2004 Stock Option Plan. One-third of the Restricted Stock Grant vested on December 15, 2005, 66.6% vested on December 15, 2006, and 100% will be vested on December 15, 2007.

During 2006 and 2005, the Company issued 1,840,522 and 2,506,032 shares, respectively, of restricted stock and 108,327 and 96,000 shares, respectively, of its common stock to employees and directors under the 2004 Stock Option Plan. The restricted shares granted vest to the employee or director at various times as determined by the Compensation Committee and as defined in individual grant agreements.

NOTE J-PREFERRED STOCK

The Company is authorized by its Amended Certificate of Incorporation to issue 5,000,000 shares of preferred stock, the terms and conditions to be determined by the Board of Directors in creating any particular series. As of December 31, 2006, no preferred stock had been issued.

NOTE K-STOCK PLANS

Prior to the Company’s emergence from bankruptcy, the Company maintained various stock option plans under which the Company’s officers, directors and employees were granted options or warrants to purchase the Company’s common stock. Under the terms of the Plan, all outstanding options and warrants were cancelled on

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

July 2, 2004. In connection with the Company’s reorganization, the Company’s board of directors adopted the Seitel, Inc. 2004 Stock Option Plan (the “Stock Option Plan”) and on December 15, 2004, the Company’s stockholders approved and adopted it. Under the Stock Option Plan, 7,500,000 shares of our common stock were initially reserved and available for stock-based awards, including options, restricted stock or other stock-based awards. The exercise price, term and other conditions applicable to each award granted under the Stock Option Plan are generally determined by the Compensation Committee at the time of grant and may vary with each award granted. As of December 31, 2006, no options have been granted under the Stock Option Plan. Any options that may be issued under the Stock Option Plan shall be issued at or above the market price of the Company’s common stock as of the date of issuance, have a term of no more than ten years and vest under varying schedules in accordance with the terms of the respective option agreements.

Pursuant to the Plan confirmation order, on July 2, 2004, the Company granted its chairman of the board ten-year non-statutory options to purchase 100,000 shares of its common stock at an exercise price of $1.30, the market price of the common stock on such date. Such options became exercisable on July 2, 2005. Such options were not granted under the Company’s Stock Option Plan.

The following summarizes information with regard to the stock option and warrant plans for 2006, 2005 and 2004 (shares in thousands):

	2006		2005		2004
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	100	$1.30	100	$1.30	2,134	$12.36
Granted	—	—	—	—	100	1.30
Exercised	—	—	—	—	—	—
Cancelled	—	—	—	—	(2,134)	(12.36)

Outstanding at end of year	100	1.30	100	1.30	100	1.30

Options exercisable at end of year	100		100		—

Available for grant at end of year	2,730		4,310		6,500

The following table summarizes information for the options outstanding at December 31, 2006 (shares in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options Outstanding at 12/31/06	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Options Exercisable at 12/31/06	Weighted Average Exercise Price
$1.30 – $1.30	100	7.50	$1.30	100	$1.30

Prior to January 1, 2006, as permitted under SFAS No. 123, “Accounting for Stock-Based Compensation,” the Company accounted for its stock option plans following the recognition and measurement principles of APB Opinion No. 25. The options issued in 2004 were subject to variable plan accounting. No options were granted in 2006 or 2005. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS No. 123(R), “Share-Based Payment.”

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

The Company grants shares of its common stock to its employees and directors that are subject to restrictions on transfer and risk of forfeiture until fulfillment of applicable service conditions and, in certain cases, holding periods (“Restricted Stock”). For the year ended December 31, 2005, the Company recorded the grant date fair value of nonvested shares of Restricted Stock as unearned stock-based compensation (“Deferred Compensation”). In accordance with SFAS No. 123(R), on January 1, 2006, the Company reclassified the balance of Deferred Compensation against additional paid-in capital.

The following table summarizes the activity of non-vested Restricted Stock during the years ended December 31, 2006, 2005 and 2004 (shares in thousands):

	2006		2005		2004
	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value	Shares	Weighted Average Fair Value
Non-vested at beginning of year	2,965	$1.36	1,038	$1.10	—	—
Granted	1,841	$2.92	2,506	$1.40	1,038	$1.10
Vested	(1,097)	$1.35	(349)	$1.11	—	—
Forfeited	(17)	$1.86	(230)	$1.32	—	—

Non-vested at December 31	3,692	$2.14	2,965	$1.36	1,038	$1.10

The fair value of non-vested shares is determined based on the closing stock price on the grant date. As of December 31, 2006, there was $3.6 million of total unrecognized compensation cost related to non-vested restricted stock-based compensation, which is expected to be recognized over a weighted average period of 1.80 years.

Total stock based compensation expense for 2006 was $2.7 million, for 2005 was $1.5 million and for 2004 was $22,000.

During 2006, 108,327 shares of common stock were awarded to employees at an average fair value of $2.99 per share. The fair value of the shares at the date of grant totaling $226,000 has been recorded as compensation expense for 2006. During 2005, 96,000 shares of common stock were awarded to employees at an average fair value of $1.55 per share. The fair value of the shares at the date of grant totaling $149,000 has been recorded as compensation expense for 2005. No shares of common stock were awarded to employees in 2004.

NOTE L-RELATED PARTY TRANSACTIONS

The Company owns 20% of Wandoo Energy LLC (“Wandoo”), a privately owned oil and gas prospecting company. The Company’s Chief Operating Officer serves as the Company’s representative on the board of directors of Wandoo. During 2006 and 2005, we paid $84,000 and $49,000, respectively, to Wandoo’s president for geophysical consulting services. Such agreement for geophysical consulting services expired in December 2006. In addition, during year ended December 31, 2006, Wandoo funded a portion of certain of our seismic data processing projects that totaled approximately $155,000.

On July 2, 2004, the Company entered into a standby purchase commitment with Mellon HBV in which Mellon HBV, agreed (for itself and on behalf of certain of its affiliated funds and managed accounts) to purchase, at $.60 per share, after the Stockholder Warrants expired on August 2, 2004 but in no event later than August 12, 2004, all shares of reorganized common stock not purchased upon the exercise of the Stockholder Warrants. On August 12, 2004, Mellon HBV fulfilled its standby purchase commitment and purchased from the Company, at

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

$.60 per share, 5,873,846 shares of common stock not purchased as a result of the exercise of Stockholder Warrants, for an aggregate of $3,524,307. As compensation for Mellon HBV’s obligation to act as Standby Purchasers, the Company issued to them on August 12, 2004 warrants to purchase 15,037,568 shares of the Company’s reorganized common stock. Such warrants are exercisable until August 12, 2011 at an initial exercise price of $.72 per share, subject to adjustment upon the occurrence of certain events.

Mellon HBV was required by the holders of our $255 million senior notes to obtain an irrevocable standby letter of credit to secure all performance obligations under the standby purchase commitment. The Company reimbursed Mellon HBV the fees associated with this letter of credit totaling $2.5 million. Such amount is reflected in reorganization items in the accompanying Consolidated Statement of Operations for the year ended December 31, 2004.

NOTE M-MAJOR CUSTOMERS

No single customer accounted for 10% or more of revenue during 2006, 2005 and 2004.

The Company extends credit to various companies in the oil and gas industry for the purchase of their seismic data, which results in a concentration of credit risk. This concentration of credit risk may be affected by changes in economic or other conditions and may accordingly impact the Company’s overall credit risk. However, management believes that the risk is mitigated by the number, size, reputation and diversified nature of the companies to which they extend credit. Historical credit losses incurred on receivables by the Company have not been significant relative to sales.

NOTE N-STATEMENT OF CASH FLOW INFORMATION

The Company had restricted cash at December 31, 2006 and 2005 of $105,000 and $85,000, respectively, related to collateral on a seismic operations bond.

For purposes of the statement of cash flows, the Company considers all highly liquid investments or debt instruments with an original maturity of three months or less to be cash equivalents. The Company maintains its day-to-day operating cash and temporary excess cash with various banking institutions that, in turn, invest in time deposits and investment-grade commercial paper. At most times, cash balances are in excess of Federal Deposit Insurance Corporation (FDIC) insurance limits.

Income taxes paid during 2006, 2005 and 2004 were $286,000, $17,000 and $166,000, respectively. In 2006, 2005 and 2004, the Company received income tax refunds of $393,000, $1.1 million and $11.3 million, respectively. Interest paid during 2006, 2005 and 2004 was $22.5 million, $23.9 million and $25.2 million, respectively.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

Significant non-cash investing and financing activities are as follows:

During the three years ended December 31, 2006, the Company had non-cash additions to its seismic data library comprised of the following (in thousands):

	Year Ended December 31,
	2006	2005	2004
Non-monetary exchanges related to resale licensing revenue	$5,838	$9,383	$12,304
Non-monetary exchanges from underwriting of new data acquisition	5,782	4,114	98
Non-monetary exchanges related to data management services	52	—	—
Completion of data in progress from prior non-monetary exchanges	5,424	1,964	—
Offset of certain data creation costs against amounts due from the customer for data license fees and certain data creation costs that were paid to the Company’s vendors from an escrow account maintained jointly by the Company and its customer	—	—	81
Less: Non-monetary exchanges for data in progress	(600)	(4,403)	(1,732)

Total non-cash additions to seismic data library	$16,496	$11,058	$10,751

Non-cash sales consisted of the following for the three years ended December 31, 2006 (in thousands):

	Year Ended December 31,
	2006	2005	2004
Acquisition revenue on underwriting from non-monetary exchange contracts	$4,494	$2,424	$1,908
Licensing revenue from specific data licenses or selections on non-monetary exchange contracts	13,131	12,813	16,459
Offset of certain data creation costs against amounts due from the customer for data license fees and certain data creation costs that were paid to the Company’s vendors from an escrow account maintained jointly by the Company and its customer	—	—	81
Data management revenue	33	—	—

Total non-cash revenue	$17,658	$15,237	$18,448

Operating cash flows resulting from reorganization items for the year ended December 31, 2004 included the following (in thousands):

Interest received on cash accumulated because of the Chapter 11 proceeding	$(98)
Professional and other fees paid for services rendered in connection with the Chapter 11 proceeding	14,427

$14,329

NOTE O-INDUSTRY SEGMENTS

Segment information has been prepared in accordance with SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information.” The Company operates in one business segment, which is made up of seismic data acquisition, seismic data licensing, seismic data processing and seismic reproduction service.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

Geographic information for the three years ended December 31, 2006 is as follows (in thousands):

	United States	Canada	Other Foreign Countries	Total
2006
Revenue	$150,154	$41,702	$63	$191,919
Assets	239,760	65,615	60	305,435

2005
Revenue	$97,071	$52,087	$20	$149,178
Assets	175,235	71,307	129	246,671

2004
Revenue	$89,064	$48,285	$326	$137,675
Assets	180,411	83,034	37	263,482

The Company’s revenues may be divided into two major categories, (i) acquisition and licensing of seismic data and (ii) reproduction and delivery of seismic data and other services. Revenue by type of service for the three years ended December 31, 2006 is as follows (in thousands):

	2006	2005	2004
Acquisition and licensing of seismic data	$184,520	$143,955	$132,838

Reproduction and delivery of seismic data and other services	7,399	5,223	4,837

	$191,919	$149,178	$137,675

NOTE P-SUPPLEMENTAL GUARANTORS CONSOLIDATING CONDENSED FINANCIAL INFORMATION

On July 2, 2004, Seitel, Inc. (the “Parent”) completed a private placement of 11.75% Senior Notes in the aggregate principal amount of $193 million of which $189.0 million was outstanding at December 31, 2006. Seitel, Inc.’s payment obligations under the 11.75% Senior Notes are jointly and severally guaranteed by certain of its 100% owned U.S. subsidiaries (“Guarantor Subsidiaries”). All subsidiaries of Seitel, Inc. that do not guaranty the 11.75% Senior Notes are referred to as Non-Guarantor Subsidiaries.

The consolidating condensed financial statements are presented below and should be read in connection with the Consolidated Financial Statements of the Company. Separate financial statements of the Guarantors are not presented because (i) the Guarantors are wholly-owned and have fully and unconditionally guaranteed the Senior Notes on a joint and several basis, and (ii) the Company’s management has determined such separate financial statements are not material to investors.

The following consolidating condensed financial information presents: the consolidating condensed balance sheets as of December 31, 2006 and 2005, and the consolidating condensed statements of operations and statements of cash flows for the three years ended December 31, 2006 of (a) the Parent; (b) the Guarantor Subsidiaries; (c) the Non-Guarantor Subsidiaries; (d) elimination entries; and (e) the Parent, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis.

Investments in subsidiaries are accounted for on the equity method. The principal elimination entries eliminate investments in subsidiaries, intercompany balances, intercompany transactions and intercompany sales.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

CONSOLIDATING CONDENSED BALANCE SHEET

As of December 31, 2006

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
ASSETS
Cash and equivalents	$—	$101,043	$6,347	$—	$107,390
Restricted cash	—	105	—	—	105
Receivables
Trade, net	—	40,786	11,358	—	52,144
Notes and other, net	59	213	623	—	895
Intercompany receivables (payables)	284,395	(268,346)	(15,780)	(269)	—
Investment in subsidiaries	(59,599)	318,146	59,498	(318,045)	—
Net seismic data library	—	84,718	41,636	(3,231)	123,123
Net property and equipment	—	4,122	3,506	—	7,628
Prepaid expenses, deferred charges and other assets	4,651	3,902	616	—	9,169
Deferred income taxes	—	—	4,981	—	4,981

TOTAL ASSETS	$229,506	$284,689	$112,785	$(321,545)	$305,435

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$10,288	$15,732	$4,817	$—	$30,837
Income taxes payable	659	—	—	—	659
Senior Notes	185,788	—	—	—	185,788
Notes payable	337	—	—	—	337
Obligations under capital leases	—	—	2,913	—	2,913
Deferred revenue	—	35,974	11,436	—	47,410

TOTAL LIABILITIES	197,072	51,706	19,166	—	267,944

STOCKHOLDERS’ EQUITY
Common stock	1,552	—	—	—	1,552
Additional paid-in capital	240,431	—	—	—	240,431
Parent investment	—	209,770	21,242	(231,012)	—
Retained earnings (deficit)	(209,539)	23,222	67,316	(90,538)	(209,539)
Accumulated other comprehensive income (loss)	(10)	(9)	5,061	5	5,047

TOTAL STOCKHOLDERS’ EQUITY	32,434	232,983	93,619	(321,545)	37,491

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$229,506	$284,689	$112,785	$(321,545)	$305,435

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2006

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$151,616	$42,477	$(2,174)	$191,919

EXPENSES:
Depreciation and amortization	—	62,808	26,834	(980)	88,662
Gain on sale of seismic data	—	(2,377)	—	2,146	(231)
Cost of sales	—	211	23	—	234
Selling, general and administrative	1,985	22,951	13,168	(2,174)	35,930
Merger	—	1,449	—	—	1,449

	1,985	85,042	40,025	(1,008)	126,044

INCOME (LOSS) FROM OPERATIONS	(1,985)	66,574	2,452	(1,166)	65,875

Interest expense, net	(1,743)	(16,446)	(1,331)	—	(19,520)
Foreign currency exchange gains	—	64	195	—	259
Gain on sale of marketable securities	—	—	27	—	27

Income (loss) from continuing operations before income taxes and equity in income (loss) of subsidiaries	(3,728)	50,192	1,343	(1,166)	46,641
Provision (benefit) for income taxes	—	(1,217)	502	—	(715)
Equity in income (loss) of subsidiaries	50,942	67,602	(22)	(118,522)	—

Income from continuing operations	47,214	119,011	819	(119,688)	47,356

Loss from discontinued operations, net of tax	—	(142)	—	—	(142)

NET INCOME	$47,214	$118,869	$819	$(119,688)	$47,214

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2006

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities of continuing operations	$(24,064)	$108,278	$24,293	$—	$108,507

Cash flows from investing activities:
Cash invested in seismic data	—	(62,820)	(16,111)	2,146	(76,785)
Cash paid to acquire property and equipment	—	(826)	(378)	—	(1,204)
Cash from disposal of property and equipment	—	3	—	—	3
Proceeds from sale of seismic data		2,377	—	(2,146)	231
Net proceeds from sale of marketable securities	—	—	101	—	101
Increase in restricted cash	—	(20)	—	—	(20)

Net cash used in investing activities of continuing operations	—	(61,286)	(16,388)	—	(77,674)

Cash flows from financing activities:
Principal payments on notes payable	(41)	—	—	—	(41)
Principal payments on capital lease obligations	—	—	(41)	—	(41)
Borrowings on line of credit	—	—	25	—	25
Payments on line of credit	—	—	(25)	—	(25)
Purchase of common stock subsequently retired	(1,158)	—	—	—	(1,158)
Payments on notes receivable from officers and employees	—	14	—	—	14
Intercompany transfers	25,263	(17,405)	(7,858)	—	—

Net cash provided by (used in) financing activities of continuing operations	24,064	(17,391)	(7,899)	—	(1,226)

Effect of exchange rate changes	—	—	(326)	—	(326)
Cash flows from discontinued operations:
Cash provided by operating activities	—	22	—	—	22
Cash used in investing activities	—	(10)	—	—	(10)

Net increase (decrease) in cash and equivalents	—	29,613	(320)	—	29,293
Cash and equivalents at beginning of period	—	71,430	6,667	—	78,097

Cash and equivalents at end of period	$—	$101,043	$6,347	$—	$107,390

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

CONSOLIDATING CONDENSED BALANCE SHEET

As of December 31, 2005

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
ASSETS
Cash and equivalents	$—	$71,430	$6,667	$—	$78,097
Restricted cash	—	85	—	—	85
Receivables
Trade, net	—	17,150	10,235	—	27,385
Notes and other, net	59	40	410	—	509
Intercompany receivables (payables)	268,213	(269,191)	978	—	—
Investment in subsidiaries	(92,421)	251,704	41,454	(200,737)	—
Net seismic data library	—	69,056	44,950	(2,060)	111,946
Net property and equipment	—	4,825	4,631	—	9,456
Oil and gas operations held for sale	—	194	—	—	194
Investment in marketable securities	—	—	54	—	54
Prepaid expenses, deferred charges and other assets	5,794	6,559	718	—	13,071
Deferred income taxes	—	—	5,874	—	5,874

TOTAL ASSETS	$181,645	$151,852	$115,971	$(202,797)	$246,671

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$12,350	$8,947	$4,369	$—	$25,666
Income taxes payable	—	—	276	—	276
Oil and gas operations held for sale	—	40	—	—	40
Senior Notes	185,272	—	—	—	185,272
Notes payable	378	—	—	—	378
Obligations under capital leases	—	—	2,950	—	2,950
Deferred revenue	—	28,752	14,498	—	43,250

TOTAL LIABILITIES	198,000	37,739	22,093	—	257,832

STOCKHOLDERS’ EQUITY
Common stock	1,536	—	—	—	1,536
Additional paid-in capital	241,289	—	—	—	241,289
Parent investment	—	209,770	22,186	(231,956)	—
Retained earnings (deficit)	(256,227)	(95,647)	66,497	29,150	(256,227)
Deferred compensation—restricted stock	(2,944)	—	—	—	(2,944)
Notes receivable from officers and employees	—	(1)	—	—	(1)
Accumulated other comprehensive income (loss)	(9)	(9)	5,195	9	5,186

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(16,355)	114,113	93,878	(202,797)	(11,161)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$181,645	$151,852	$115,971	$(202,797)	$246,671

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$100,594	$52,066	$(3,482)	$149,178

EXPENSES:
Depreciation and amortization	—	62,424	36,369	(420)	98,373
Cost of sales	—	158	27	—	185
Selling, general and administrative	1,954	23,441	12,997	(3,482)	34,910

	1,954	86,023	49,393	(3,902)	133,468

INCOME (LOSS) FROM OPERATIONS	(1,954)	14,571	2,673	420	15,710

Interest expense, net	(1,968)	(19,552)	(1,704)	—	(23,224)
Foreign currency exchange gains	—	5	958	—	963
Loss on sale of marketable securities	—	—	(11)	—	(11)
Dividend income from subsidiary	—	96	—	(96)	—

Income (loss) from continuing operations before income taxes and equity in income (loss) of subsidiaries	(3,922)	(4,880)	1,916	324	(6,562)
Provision (benefit) for income taxes	—	371	(5,147)	—	(4,776)
Equity in income (loss) of subsidiaries	2,183	14,573	(33)	(16,723)	—

Income (loss) from continuing operations	(1,739)	9,322	7,030	(16,399)	(1,786)
Income from discontinued operations, net of tax	—	47	—	—	47

NET INCOME (LOSS)	$(1,739)	$9,369	$7,030	$(16,399)	$(1,739)

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities of continuing operations	$(25,653)	$80,617	$37,020	$—	$91,984

Cash flows from investing activities:
Cash invested in seismic data	—	(26,117)	(22,615)	—	(48,732)
Cash paid to acquire property and equipment	—	(745)	(240)	—	(985)
Cash from disposal of property and equipment	—	—	13	—	13
Net proceeds from sale of marketable securities	—	—	4	—	4
Decrease in restricted cash	—	77	—	—	77

Net cash used in investing activities of continuing operations	—	(26,785)	(22,838)	—	(49,623)

Cash flows from financing activities:
Principal payments on notes payable	(37)	(282)	—	—	(319)
Principal payments on capital lease obligations	(2,092)	—	(36)	—	(2,128)
Principal payments under senior notes	(4,000)	—	—	—	(4,000)
Costs of debt and equity transactions	(185)	—	—	—	(185)
Purchase of common stock subsequently retired	(346)	—	—	—	(346)
Payments on notes receivable from officers and employees	—	38	—	—	38
Intercompany transfers	32,313	(13,066)	(19,247)	—	—

Net cash provided by (used in) financing activities of continuing operations	25,653	(13,310)	(19,283)	—	(6,940)

Effect of exchange rate changes	—	—	(772)	—	(772)
Cash flows from discontinued operations:
Cash provided by operating activities	—	168	—	—	168
Cash used in investing activities	—	(5)	—	—	(5)

Net increase (decrease) in cash and equivalents	—	40,685	(5,873)	—	34,812
Cash and equivalents at beginning of period	—	30,745	12,540	—	43,285

Cash and equivalents at end of period	$—	$71,430	$6,667	$—	$78,097

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$101,086	$44,061	$(7,472)	$137,675

EXPENSES:
Depreciation and amortization	—	132,726	35,761	(286)	168,201
Cost of sales	—	272	60	—	332
Selling, general and administrative	1,953	20,185	15,494	(7,472)	30,160

	1,953	153,183	51,315	(7,758)	198,693

LOSS FROM OPERATIONS	(1,953)	(52,097)	(7,254)	286	(61,018)

Interest expense, net	(934)	(22,005)	(1,497)	—	(24,436)
Foreign currency exchange gains (losses)	—	(3)	2,375	—	2,372
Gain on sale of assets	—	2,490	—	(2,490)	—
Reorganization items	(4)	(12,481)	(13)	—	(12,498)

Loss from continuing operations before income taxes and equity in income (loss) of subsidiaries	(2,891)	(84,096)	(6,389)	(2,204)	(95,580)
Benefit for income taxes	(46)	(1,337)	(1,955)	—	(3,338)
Equity in income (loss) of subsidiaries	(89,253)	(65,572)	53	154,772	—

Loss from continuing operations	(92,098)	(148,331)	(4,381)	152,568	(92,242)

Income from discontinued operations, net of tax	—	69	75	—	144

NET LOSS	$(92,098)	$(148,262)	$(4,306)	$152,568	$(92,098)

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

(In thousands)

	Parent	Guarantor Subsidiaries	Non- Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities of continuing operations	$(14,121)	$41,381	$31,052	$—	$58,312

Cash flows from investing activities:
Cash invested in seismic data	—	(29,073)	(19,618)	—	(48,691)
Cash paid to acquire property and equipment	—	(904)	(208)	—	(1,112)
Decrease in restricted cash	—	40	—	—	40

Net cash used in investing activities of continuing operations	—	(29,937)	(19,826)	—	(49,763)

Cash flows from financing activities:
Borrowings on term loans	—	361	—	—	361
Principal payments on notes payable	(14)	(5,496)	(17)	—	(5,527)
Principal payments on capital lease obligations	(1,413)	—	(62)	—	(1,475)
Proceeds from issuance of senior notes	182,858	—	—	—	182,858
Principal payments under senior notes	(255,000)	—	—	—	(255,000)
Proceeds from issuance of common stock	75,000	—	—	—	75,000
Costs of debt and equity transactions	(5,548)	—	—	—	(5,548)
Payments on notes receivable from officers, employees and director	—	220	—	—	220
Intercompany transfers	18,238	(18,238)	—	—	—

Net cash provided by (used in) financing activities of continuing operations	14,121	(23,153)	(79)	—	(9,111)

Effect of exchange rate changes	—	—	(1,918)	—	(1,918)
Cash flows from discontinued operations:
Cash provided by operating activities	—	361	75	—	436
Cash provided by (used in) investing activities	—	968	(1)	—	967

Net increase (decrease) in cash and equivalents	—	(10,380)	9,303	—	(1,077)
Cash and equivalents at beginning of period	—	41,125	3,237	—	44,362

Cash and equivalents at end of period	$—	$30,745	$12,540	$—	$43,285

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

NOTE Q-QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2006 and 2005.

	Quarter Ended
	March 31	June 30	Sept. 30	Dec. 31
	(In thousands, except per share amounts)
2006
Revenue	$44,698	$48,542	$45,877	$52,802
Operating income	12,039	16,521	16,437	20,878
Income from continuing operations	6,786	12,628	14,016	13,926
Income (loss) from discontinued operations	13	(9)	(146)	—
Net income	6,799	12,619	13,870	13,926
Income (loss) per share:(1)
Basic:
Income from continuing operations	$.05	$.08	$.09	$.09
Income (loss) from discontinued operations	—	—	—	—

Net income	$.05	$.08	$.09	$.09

Diluted:
Income from continuing operations	$.04	$.08	$.08	$.08
Income (loss) from discontinued operations	—	—	—	—

Net income	$.04	$.08	$.08	$.08

2005
Revenue	$47,306	$35,961	$24,550	$41,361
Operating income (loss)	5,990	4,929	(2,626)	7,417
Income (loss) from continuing operations	(163)	(697)	(2,363)	1,437
Income from discontinued operations	17	2	22	6
Net income (loss)	(146)	(695)	(2,341)	1,443
Income (loss) per share:(1)
Basic:
Income (loss) from continuing operations	$—	$—	$(.02)	$.01
Income from discontinued operations	—	—	—	—

Net income (loss)	$—	$—	$(.02)	$.01

Diluted:
Income (loss) from continuing operations	$—	$—	$(.02)	$.01
Income from discontinued operations	—	—	—	—

Net income (loss)	$—	$—	$(.02)	$.01

(1)	The sum of the individual quarterly earnings per share may not agree with the year to date earnings per share as each period’s computation is based on the weighted average number of common shares outstanding during the period.

SEITEL, INC. AND SUBSIDIARIES

Notes To Consolidated Financial Statements—Continued

NOTE R-SUBSEQUENT EVENTS

On February 14, 2007, Acquisition Corp. was merged with and into the Company (the “Merger”), pursuant to a merger agreement between the Company, Acquisition Corp. and Holdings dated October 31, 2006. Pursuant to the merger agreement, the Company continued as the surviving corporation and became a privately owned corporation and wholly-owned subsidiary of Holdings. Holdings is an investment entity controlled by ValueAct Capital.

Under the terms of the merger agreement, the Company’s existing stockholders (other than ValueAct Capital and management investors contributing shares for ownership in Holdings) and option holders were paid a total consideration of $386.8 million. In connection with the Merger, the warrants held by Value Act totaling 15,037,568 were cancelled.

In connection with the Merger, approximately $100 million of the Company’s cash has been or will be used to fund the Merger transactions. In addition, the Company issued $400.0 million of 9.75% senior notes due 2014 (the “9.75% Senior Notes”) and paid $187.0 million of its 11.75% Senior Notes. Accordingly, the Company’s cash balance has been reduced and the Company’s debt balance has increased significantly as of the date of the Merger.

The Merger will be accounted for as a business combination in accordance with SFAS No. 141, “Business Combinations,” on a step acquisition basis. ValueAct Capital has progressively increased its interest in the Company in a series of transactions; therefore, the assets and liabilities of the Company for financial reporting purposes will be recorded at the closing of the Merger based on the proportional fair values at each series in the step transaction. This will result in (1) an estimated increase in the book value of the Company’s seismic data library of approximately $500 million, (2) an approximate $25 million reduction of the Company’s deferred revenue liability associated with data licensing contracts for which the data was not fully selected as of February 14, 2007 and related $0.7 million reduction in the Company’s prepaid commissions expense balances, (3) recognition of deferred tax liabilities of approximately $120 million and (4) recognition of goodwill and other intangibles of approximately $120 million.

The Company has not finalized the purchase price allocations as of the date of this report. The foregoing information is based on the Company’s preliminary estimates of the value of its assets and liabilities on the effective date of the closing of the Merger. There is no assurance that the final valuations of the Company’s assets or liabilities will not vary.

Under the terms of the indenture governing the 9.75% Senior Notes, the Company is required to publicly register the notes no later than 240 days from the date of issuance.

SEITEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	(Unaudited) SUCCESSOR PERIOD	PREDECESSOR PERIOD
	March 31, 2007	December 31, 2006
ASSETS
Cash and cash equivalents	$10,207	$107,390
Restricted cash	106	105
Receivables
Trade, net of allowance for doubtful accounts of $323 and $316, respectively	47,520	52,144
Notes and other, net of allowance for doubtful accounts of $275 and $275, respectively	1,551	895
Net seismic data library, net of accumulated amortization of $21,150 and $961,549, respectively	387,999	123,123
Net property and equipment, net of accumulated depreciation and amortization of $357 and $26,439, respectively	7,846	7,628
Prepaid expenses, deferred charges and other	18,046	9,169
Deferred income taxes	—	4,981
Intangible assets, net	53,573	—
Goodwill	192,469	—

TOTAL ASSETS	$719,317	$305,435

LIABILITIES AND STOCKHOLDER’S EQUITY
LIABILITIES
Accounts payable and accrued liabilities	$30,268	$30,837
Income taxes payable	1,312	659
Debt
Senior Notes	402,395	185,788
Notes payable	330	337
Obligations under capital leases	3,378	2,913
Deferred revenue	20,629	47,410
Deferred income taxes	16,562	—

TOTAL LIABILITIES	474,874	267,944

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER’S EQUITY
Preferred stock, par value $.01 per share; authorized 5,000,000 shares; none issued (Predecessor)	—	—
Common stock, par value $.01 per share; authorized 400,000,000 shares; issued and outstanding 155,184,084 shares at December 31, 2006 (Predecessor)	—	1,552
Common stock, par value $.001 per share; 100 shares authorized, issued and outstanding at March 31, 2007 (Successor)	—	—
Additional paid-in capital	257,412	240,431
Retained deficit	(14,832)	(209,539)
Accumulated other comprehensive income	1,863	5,047

TOTAL STOCKHOLDER’S EQUITY	244,443	37,491

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$719,317	$305,435

See notes to condensed consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands)

	SUCCESSOR PERIOD	PREDECESSOR PERIOD
	February 14, 2007 - March 31, 2007	January 1, 2007 - February 13, 2007	Three Months Ended March 31, 2006
REVENUE	$17,298	$19,010	$44,698

EXPENSES:
Depreciation and amortization	22,233	11,485	23,778
Gain on sale of seismic data	—	—	(257)
Cost of sales	9	8	108
Selling, general and administrative	4,434	3,577	9,030
Merger	445	17,457	—

	27,121	32,527	32,659

INCOME (LOSS) FROM OPERATIONS	(9,823)	(13,517)	12,039

Interest expense, net	(9,185)	(2,284)	(4,908)
Foreign currency exchange gains (losses)	179	(102)	(161)
Other income	—	12	—

Income (loss) from continuing operations before income taxes	(18,829)	(15,891)	6,970
Provision (benefit) for income taxes	(3,997)	452	184

Income (loss) from continuing operations	(14,832)	(16,343)	6,786
Income from discontinued operations	—	—	13

NET INCOME (LOSS)	$(14,832)	$(16,343)	$6,799

See notes to condensed consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (Unaudited)

(In thousands)

	SUCCESSOR PERIOD	PREDECESSOR PERIOD
	February 14, 2007 - March 31, 2007	January 1, 2007 - February 13, 2007	Three Months Ended March 31, 2006
Net income (loss)	$(14,832)	$(16,343)	$6,799
Unrealized gains on securities held as available for sale	—	—	34

Foreign currency translation adjustments	1,863	7	51

Comprehensive income (loss)	$(12,969)	$(16,336)	$6,884

See notes to condensed consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY (Unaudited)

(In thousands, except share amounts)

					Additional Paid-In Capital	Retained Earnings (Deficit)	Accumu- lated Other Compre- hensive Income
	PREDECESSOR		SUCCESSOR
	Common Stock		Common Stock
	Shares	Amount	Shares	Amount
Predecessor Period:
Balance, December 31, 2006	155,184,084	$1,552	—	$—	$240,431	$(209,539)	$5,047
Cumulative effect of adoption of FIN 48	—	—	—	—	—	(3,082)	—
Issuance of restricted stock	1,032,615	10	—	—	(10)	—	—
Issuance of common stock to employees	25,504	—	—	—	—	—	—
Amortization of stock-based compensation costs	—	—	—	—	379	—	—
Accrual for restricted stock issuance for performance equity awards	—	—	—	—	32	—	—
Retirement of stock to satisfy employee tax withholding	(109,149)	(1)	—	—	(287)	(112)	—
Vesting of restricted stock due to change in control	—	—	—	—	6,294	—	—
Net loss	—	—	—	—	—	(16,343)	—
Foreign currency translation adjustments	—	—	—	—	—	—	7

Balance, February 13, 2007	156,133,054	$1,561	—	$—	$246,839	$(229,076)	$5,054

Successor Period:
Investment by Parent	—	$—	100	$—	$256,234	$—	$—
Amortization of stock-based compensation costs	—	—	—	—	1,178	—	—
Net loss	—	—	—	—	—	(14,832)	—
Foreign currency translation adjustments	—	—	—	—	—	—	1,863

Balance, March 31, 2007	—	$—	100	$—	$257,412	$(14,832)	$1,863

See notes to condensed consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(In thousands)

	SUCCESSOR PERIOD	PREDECESSOR PERIOD
	February 14, 2007 - March 31, 2007	January 1, 2007 - February 13, 2007	Three Months Ended March 31, 2006
Cash flows from operating activities:
Reconciliation of net income (loss) to net cash provided by operating activities of continuing operations:
Net income (loss)	$(14,832)	$(16,343)	$6,799
Income from discontinued operations, net of tax	—	—	(13)
Depreciation and amortization	22,233	11,485	23,778
Deferred income tax provision (benefit)	(6,151)	204	527
Amortization of deferred financing costs	4,175	99	296
Amortization of debt discount (premium)	(10)	70	123
Amortization of stock-based compensation	1,178	6,673	401
Amortization of favorable facility lease	31	—	—
Allowance for collection of trade receivables	6	—	160
Reversal of allowance for notes receivable	—	(274)	—
Non-cash compensation expense	—	32	203
Non-cash sales	(636)	(88)	(3,908)
Gain on sale of property and equipment	—	—	(4)
Gain on sale of seismic data	—	—	(257)
Decrease (increase) in receivables	(8,491)	9,074	(9,639)
Decrease (increase) in other assets	726	(472)	(171)
Increase (decrease) in deferred revenue	6,619	(7,767)	2,951
Increase (decrease) in accounts payable and other liabilities	(9,393)	2,917	(7,233)

Net cash provided by (used in) operating activities of continuing operations	(4,545)	5,610	14,013

Cash flows from investing activities:
Cash invested in seismic data	(7,722)	(8,369)	(11,092)
Cash paid to acquire property and equipment	(26)	(60)	(255)
Cash from disposal of property and equipment	—	—	3
Increase in restricted cash	(1)	—	(16)

Net cash used in investing activities of continuing operations	(7,749)	(8,429)	(11,360)

Cash flows from financing activities:
Issuance of 9.75% Senior Notes	400,000	—	—
Repayment of 11.75% Senior Notes	(233,352)	—	—
Purchase of Seitel stock	(386,556)	—	—
Principal payments on notes payable	(4)	(3)	(10)
Principal payments on capital lease obligations	(6)	(6)	(9)
Borrowings on line of credit	53	119	25
Payments on line of credit	(53)	(119)	(25)
Payment of financing fees	(16,272)	—	—
Contributed capital	153,473	—	—
Purchase of common stock subsequently retired	—	(400)	(252)
Payments on notes receivable from officers and employees	274	—	7

Net cash used in financing activities of continuing operations	(82,443)	(409)	(264)

Effect of exchange rate changes	736	46	118
Net cash provided by discontinued operations:
Cash provided by operating activities	—	—	15
Cash used in investing activities	—	—	(43)

Net increase (decrease) in cash and equivalents	(94,001)	(3,182)	2,479
Cash and cash equivalents at beginning of period	104,208	107,390	78,097

Cash and cash equivalents at end of period	$10,207	$104,208	$80,576

Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$1,848	$11,207	$11,178
Income taxes	$544	$1	$278
Supplemental schedule of non-cash investing activities:
Additions to seismic data library	$1,562	$(7)	$2,059

See notes to condensed consolidated financial statements.

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)

March 31, 2007

NOTE A-BUSINESS COMBINATION

On February 14, 2007, Seitel Acquisition Corp. (“Acquisition Corp.”) was merged with and into Seitel, Inc. (the “Company”) (the “Merger”), pursuant to a merger agreement between the Company, Acquisition Corp. and Seitel Holdings, Inc. (“Holdings”) dated October 31, 2006. Pursuant to the merger agreement, the Company continued as the surviving corporation and became a privately owned corporation and wholly-owned subsidiary of Holdings. Holdings is an investment entity controlled by ValueAct Capital Master Fund, L.P. (“ValueAct Capital”).

In connection with the Merger, Acquisition Corp. commenced a cash tender offer and consent solicitation related to all of the $189.0 million aggregate principal amount of the Company’s 11.75% senior notes due 2011 (the “11.75% Senior Notes”). On February 14, 2007, the Company paid $187.0 million aggregate principal amount of such notes representing all of the notes tendered. In connection with the tender offer and consent solicitation, the Company entered into a supplemental indenture for the 11.75% Senior Notes. The supplemental indenture effected certain amendments to the original indenture, primarily to eliminate substantially all of the restrictive covenants and certain events of default triggered or implicated by the Merger.

In addition, on February 14, 2007, the Company issued $400.0 million aggregate principal amount of 9.75% senior notes due 2014 (the “9.75% Senior Notes”) pursuant to an indenture by and among the Company, certain subsidiary guarantors and LaSalle Bank National Association, as trustee. In connection with the issuance of the 9.75% Senior Notes, the Company is obligated to use its reasonable efforts to offer to exchange the 9.75% Senior Notes under the Securities Act or otherwise register the resale of such notes no later than 240 days after their issuance. If this requirement is not met, then the annual interest on the 9.75% Senior Notes will increase by (1) 0.25 percentage points for the first 90 days following the end of such period and (2) 0.25 percentage points at the beginning of each subsequent 90-day period up to a maximum of 1.0 percentage point.

The Company also entered into an Amended and Restated Loan and Security Agreement for a new senior secured credit facility with Wells Fargo Foothill, Inc. with a maximum credit amount of $25.0 million, subject to certain borrowing base limitations. All obligations are unconditionally guaranteed by the Company’s domestic subsidiaries that are not borrowers under the new facility, subject to customary exceptions, exclusions and release mechanisms. The new facility is secured by a lien on substantially all of the Company’s domestic assets.

Pursuant to the Merger, all of the Company’s outstanding common stock (other than shares owned by ValueAct Capital and management investors, which were contributed for ownership in Holdings) was exchanged for $3.70 per share. The aggregate purchase price in connection with the Merger was approximately $387.9 million, comprised of $386.6 million for the acquisition of the outstanding shares and $1.3 million for rollover shares by the management investors. In connection with the Merger, the warrants held by ValueAct totaling 15,037,568 were cancelled. In addition, prior to the Merger, ValueAct Capital had invested $127.2 million in acquiring stock of the Company.

The Merger has been accounted for in accordance with the provisions of Statement of Financial Standards (“SFAS”) No. 141, “Business Combinations.” The total purchase price was allocated to the Company’s net tangible and identifiable intangible assets based on their estimated fair values established, in part, by an independent appraisal firm as of March 1, 2006 and February 14, 2007 as set forth below. The excess of the purchase price over the net tangible and identifiable intangible assets was recorded as goodwill. The preliminary allocation of the purchase price for seismic data library, property and equipment, intangible assets and deferred income taxes was based upon valuation data at the date of the Merger and the estimates and assumptions are subject to change. The initial purchase price allocation may be adjusted within one year of the effective date of

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

the Merger (February 14, 2007) for changes in estimates of the fair value of assets acquired and liabilities assumed based on the results of the purchase price allocation process.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed (in thousands):

Cash and receivables	$145,106
Property and equipment	8,159
Seismic data library	394,874
Intangibles arising from merger	54,101
Goodwill	191,616
Prepaids and other assets	7,410
Accounts payable and accrued liabilities	(37,643)
Debt	(231,253)
Deferred revenue	(13,031)
Deferred income tax	(21,813)

Net assets acquired	$497,526

A summary of the preliminary allocation of purchase price to identifiable intangible assets, other than goodwill is as follows (in thousands):

Intangible assets:
Trade name	$900
Customer relationships	42,848
Internally developed software	7,989
Favorable facility leases	2,184
Covenants not to compete	180

Total	$54,101

The valuations are based on information that is available as of the date of the Merger and the expectations and assumptions that have been deemed reasonable by management. No assurance can be given, however, that the underlying assumptions of events associated with such assets will occur as projected. For these reasons, among others, the actual results may vary from the projected results.

The following unaudited pro forma consolidated financial information has been prepared as if the Merger had taken place at the beginning of each period presented. The following unaudited pro forma information is not necessarily indicative of the results of operations in future periods or results that would have been achieved had the Merger taken place at the beginning of the periods presented.

	Three Months Ended
	March 31, 2007	March 31, 2006
	(000’s)
Revenue	$27,738	$36,317
Operating loss	(41,111)	(14,898)
Net loss	(44,162)	(13,444)

The pro forma financial information reflects the decreased revenue from selections of previously deferred revenue, additional amortization and depreciation expense and increased interest expense.

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

NOTE B-BASIS OF PRESENTATION

The accompanying condensed financial statements of Seitel, Inc. and its subsidiaries have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions of Regulation S-X. Accordingly, they do not include all of the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. In preparing the Company’s financial statements, a number of estimates and assumptions are made by management that affect the accounting for and recognition of assets, liabilities, revenues and expenses. The condensed consolidated balance sheet of the Company as of December 31, 2006, has been derived from the audited balance sheet of the Company as of that date. These financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2006 contained in the Company’s Annual Report.

Although the Company continues as the same legal entity after the Merger, the consolidated financial statements for 2007 are presented for two periods: January 1, 2007 through February 13, 2007 (the “Predecessor Period” or “Predecessor,” as context requires) and February 14, 2007 through March 31, 2007 (the “Successor Period” or “Successor,” as context requires), which relate to the period preceding the Merger and the period succeeding the Merger, respectively. The consolidated financial statements for the Successor Period reflect the acquisition of the Company under the purchase method of accounting in accordance with SFAS No. 141. The results between these periods are not comparable to the Predecessor due to the difference in the basis of presentation of purchase accounting as compared to historical cost. The consolidated financial statements as of December 31, 2006 and for the three months ended March 31, 2006 are also presented as Predecessor.

NOTE C-REVENUE RECOGNITION

Revenue from Data Acquisition

The Company generates revenue when it creates a new seismic survey that is initially licensed by one or more of its customers to use the resulting data. The initial licenses usually provide the customer with a limited exclusivity period, which will normally last for six months after final delivery of the processed data. The payments for the initial exclusive licenses are sometimes referred to as underwriting or prefunding. Customers make periodic payments throughout the creation period, which generally correspond to costs incurred and work performed. These payments are non-refundable.

Revenue from the creation of new seismic data is recognized throughout the creation period using the proportional performance method based upon costs incurred and work performed to date as a percentage of total estimated costs and work required. Management believes that this method is the most reliable and representative measure of progress for its data creation projects. The duration of most data creation projects is generally less than one year. Under these contracts, the Company creates new seismic data designed in conjunction with its customers and specifically suited to the geology of the area using the most appropriate technology available.

The Company outsources the substantial majority of the work required to complete data acquisition projects to third party contractors. The Company’s payments to these third party contractors comprise the substantial majority of the total estimated costs of the project and are paid throughout the creation period. A typical survey includes specific activities required to complete the survey; each activity has value to the customers. Typical activities, that often occur concurrently, include:

•	permitting for land access, mineral rights, and regulatory approval;

•	surveying;

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

•	drilling for the placement of energy sources;

•	recording the data in the field; and

•	processing the data.

The customers paying for the initial exclusive licenses receive legally enforceable rights to any resulting product of each activity described above. The customers also receive access to and use of the newly acquired, processed data.

The customers’ access to and use of the results of the work performed and of the newly acquired, processed data is governed by a license agreement, which is a separate agreement from the acquisition contract. The Company’s acquisition contracts require the customer either to have a license agreement in place or to execute one at the time the acquisition contract is signed. The Company maintains sole ownership of the newly acquired data, which is added to its library, and is free to license the data to other customers when the original customers’ exclusivity period ends.

Revenue from Non-Exclusive Data Licenses

The Company recognizes a substantial portion of its revenue from data licenses sold after any exclusive license period. These are sometimes referred to as resale licensing revenue, post acquisition license sales or shelf sales.

These sales fall under the following four basic forms of non-exclusive license contracts.

•	Specific license contract—The customer licenses and selects data from the data library at the time the contract is entered into and holds this license for a long-term period.

•

Library card license contract—The customer initially receives only access to data. The customer may then select specific data, from the collection of data to which it has access, to hold long-term under its license agreement. The length of the selection periods under the library card contracts is limited in time and varies from customer to customer.

•

Review and possession license contract—The customer obtains the right to review a certain quantity of data for a limited period of time. During the review period, the customer may select specific data from that available for review to hold long-term under its license agreement. Any data not selected for long-term licensing must be returned to the Company at the end of the review period.

•	Review only license contract—The customer obtains rights to review a certain quantity of data for a limited period of time, but does not obtain the right to select specific data to hold long-term.

The Company’s non-exclusive license contracts specify the following:

•	that all customers must also execute a master license agreement that governs the use of all data received under our non-exclusive license contracts;

•	the specific payment terms, generally ranging from 30 days to 18 months, and that such payments are non-cancelable and non-refundable;

•	the actual data that is accessible to the customer; and

•

that the data is licensed in its present form, where is and as is and the Company is under no obligation to make any enhancements, modifications or additions to the data unless specific terms to the contrary are included.

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

Revenue from the non-exclusive licensing of seismic data is recognized when the following criteria are met:

•	the Company has an arrangement with the customer that is validated by a signed contract;

•	the sales price is fixed and determinable;

•	collection is reasonably assured;

•	the customer has selected the specific data or the contract has expired without full selection; and

•	the license term has begun.

Copies of the data are available to the customer immediately upon request.

For licenses that have been invoiced but have not met the aforementioned criteria, the revenue is deferred along with the related direct costs (primarily sales commissions). This normally occurs under the library card license contracts, review and possession license contracts or review only license contracts because the data selection may occur over time. Additionally, if the contract allows licensing of data that is not currently available or enhancements, modifications or additions to the data are required per the contract, revenue is deferred until such time that the data is available.

Revenue from Non-Monetary Exchanges

In certain cases, the Company will take ownership of a customer’s seismic data or revenue interest (collectively referred to as “data”) in exchange for a non-exclusive license to selected seismic data from the Company’s library. Occasionally, in connection with specific data acquisition contracts, the Company receives both cash and ownership of seismic data from the customer as consideration for the underwriting of new data acquisition. These exchanges are referred to as non-monetary exchanges. A non-monetary exchange always complies with the following criteria:

•	the data license delivered is always distinct from the data received;

•	the customer forfeits ownership of its data; and

•	the Company retains ownership in its data.

In non-monetary exchange transactions, the Company records a data library asset for the seismic data received at the time the contract is entered into and recognizes revenue on the transaction in equal value in accordance with its policy on revenue from data licenses, which is, when the data is selected by the customer, or revenue from data acquisition, as applicable. The data license to the customer is in the form of one of the four basic forms of contracts discussed above. These transactions are valued at the fair value of the data received or delivered, whichever is more readily determinable.

Fair value of the data exchanged is determined using a multi-step process as follows.

•

First, the Company considers the value of the data received from the customer. In determining the value of the data received, the Company considers the age, quality, current demand and future marketability of the data and, in the case of 3D seismic data, the cost that would be required to create the data. In addition, the Company applies a limitation on the value it assigns per square mile on the data received.

•

Second, the Company determines the value of the license granted to the customer. The range of cash transactions by the Company for licenses of similar data during the prior six months are evaluated. In

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

evaluating the range of cash transactions, the Company does not consider transactions that are disproportionately high or low.

•

Third, the Company obtains concurrence from an independent third party on the portfolio of all non-monetary exchanges of $500,000 or more in order to support the Company’s valuation of the data received. The Company obtains this concurrence on an annual basis, usually in connection with the preparation of its annual financial statements.

Due to the Company’s revenue recognition policies, revenue recognized on non-monetary exchange transactions may not occur at the same time the seismic data acquired is recorded as an asset. The activity related to non-monetary exchanges was as follows (in thousands):

	SUCCESSOR PERIOD	PREDECESSOR PERIOD
	February 14, 2007 - March 31, 2007	January 1, 2007 - February 13, 2007	Three Months Ended March 31, 2006
Seismic data library additions	$1,562	$(7)	$2,059

Revenue recognized based on selections of data	621	71	2,073

Revenue recognized related to acquisition contracts	15	11	1,835

Revenue recognized related to data management services	—	6	—

Revenue from Seitel Solutions

Revenue from Seitel Solutions (“Solutions”) is recognized as the services for reproduction and delivery of seismic data are provided to customers.

NOTE D-SEISMIC DATA LIBRARY

The Company’s seismic data library consists of seismic surveys that are offered for license to customers on a non-exclusive basis. Costs associated with creating, acquiring or purchasing the seismic data library are capitalized and amortized principally on the income forecast method subject to a straight-line amortization period of four years, applied on a quarterly basis at the individual survey level.

Costs of Seismic Data Library

For purchased seismic data, the Company capitalizes the purchase price of the acquired data.

For data received through a non-monetary exchange, the Company capitalizes an amount equal to the fair value of the data received by the Company or the fair value of the license granted to the customer, whichever is more readily determinable. See Note C for discussion of the process used to determine fair value.

For internally created data, the capitalized costs include costs paid to third parties for the acquisition of data and related permitting, surveying and other activities associated with the data creation activity. In addition, the Company capitalizes certain internal costs related to processing the created data. Such costs include salaries and benefits of the Company’s processing personnel and certain other costs incurred for the benefit of the processing activity. The Company believes that the internal processing costs capitalized are not greater than, and generally

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

are less than, those that would be incurred and capitalized if such activity were performed by a third party. Capitalized costs for internal data processing were $237,000, $265,000 and $432,000 for the period February 14, 2007 to March 31, 2007 (Successor Period), for the period January 1, 2007 to February 13, 2007 (Predecessor Period) and for the three months ended March 31, 2006 (Predecessor Period), respectively.

Data Library Amortization

The Company amortizes its seismic data library using the greater of the amortization that would result from the application of the income forecast method subject to a minimum amortization rate or a straight-line basis over the useful life of the data. With respect to each survey in the data library, the useful life policy is applied from the time such survey is available for licensing to customers on a non-exclusive basis, since some data in the library may not be licensed until an exclusivity period (usually six months) has lapsed.

The Company applies the income forecast method by forecasting the ultimate revenue expected to be derived from a particular data library component over the estimated useful life of each survey comprising part of such component. This forecast is made by the Company annually and reviewed quarterly. If, during any such review, the Company determines that the ultimate revenue for a library component is expected to be significantly different than the original estimate of total revenue for such library component, the Company revises the amortization rate attributable to future revenue from each survey in such component. The lowest amortization rate the Company applies using the income forecast method is 70%. In addition, in connection with the forecast reviews and updates, the Company evaluates the recoverability of its seismic data library, and if required under SFAS No. 144, “Accounting for the Impairment and Disposal of Long-Lived Assets,” records an impairment charge with respect to such data. See discussion on “Seismic Data Library Impairment” below.

The actual rate of amortization depends on the specific seismic surveys licensed and selected by the Company’s customers during the period. As of April 1, 2007, the amortization rate utilized under the income forecast method for all components is 70%.

The greater of the income forecast or straight-line amortization policy is applied quarterly on a cumulative basis at the individual survey level. In connection with the Merger, the greater of the income forecast or straight-line amortization policy was applied at February 13, 2007 (for the Predecessor Period) and at March 31, 2007 (for the Successor Period). Under this policy, the Company first records amortization using the income forecast method. The cumulative amortization recorded for each survey is then compared with the cumulative straight-line amortization. If the cumulative straight-line amortization is higher for any specific survey, additional amortization expense is recorded, resulting in accumulated amortization being equal to the cumulative straight-line amortization for such survey. This requirement is applied regardless of future-year revenue estimates for the library component of which the survey is a part and does not consider the existence of deferred revenue with respect to the library component or to any survey.

Seismic Data Library Impairment

The Company evaluates its seismic data library investment by grouping individual surveys into components based on its operations and geological and geographical trends, resulting in the following data library segments for purposes of evaluating impairments: (I) Gulf of Mexico offshore comprised of the following components: (a) multi-component data, (b) ocean bottom cable data, (c) shelf data, (d) deep water data, and (e) value-added products; (II) North America onshore comprised of the following components: (a) Texas Gulf Coast, (b) Northern, Eastern and Western Texas, (c) Southern Louisiana/Mississippi, (d) Northern Louisiana, (e) Rocky Mountains, (f) North Dakota, (g) other United States, (h) Canada and (i) value-added products, and (III) international data outside North

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

America. The Company believes that these library components constitute the lowest levels of independently identifiable cash flows.

As events or conditions require, the Company evaluates the recoverability of its seismic data library investment in accordance with SFAS No. 144. The Company evaluates its seismic data library investment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The Company considers the level of sales performance in each component compared to projected sales, as well as industry conditions, among others, to be key factors in determining when its seismic data investment should be evaluated for impairment. In evaluating sales performance of each component, the Company generally considers five consecutive quarters of actual performance below forecasted sales to be an indicator of potential impairment.

In accordance with SFAS No. 144, the impairment evaluation is based first on a comparison of the undiscounted future cash flows over each component’s remaining estimated useful life with the carrying value of each library component. If the undiscounted cash flows are equal to or greater than the carrying value of such component, no impairment is recorded. If undiscounted cash flows are less than the carrying value of any component, the forecast of future cash flows related to such component is discounted to fair value and compared with such component’s carrying amount. The difference between the library component’s carrying amount and the discounted future value of the expected revenue stream is recorded as an impairment charge.

For purposes of evaluating potential impairment losses, the Company estimates the future cash flows attributable to a library component by evaluating, among other factors, historical and recent revenue trends, oil and gas prospectivity in particular regions, general economic conditions affecting its customer base and expected changes in technology and other factors that the Company deems relevant. The cash flow estimates exclude expected future revenues attributable to non-monetary data exchanges and future data creation projects.

The estimation of future cash flows and fair value is highly subjective and inherently imprecise. Estimates can change materially from period to period based on many factors, including those described in the preceding paragraph. Accordingly, if conditions change in the future, the Company may record further impairment losses relative to its seismic data library, which could be material to any particular reporting period.

The Company did not have any impairment charges during the period February 14, 2007 to March 31, 2007 (Successor period), for the period January 1, 2007 to February 13, 2007 (Predecessor Period) or during the three months ended March 31, 2006 (Predecessor Period).

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

NOTE E–INTANGIBLES

In connection with the Merger, the Company recorded intangible assets both in the U.S. and Canada. The value of the recorded gross carrying amount of intangible assets changed since the Merger due to the impact of foreign currency fluctuations. The following is a summary of the Company’s intangible assets other than goodwill as of March 31, 2007 (in thousands):

	SUCCESSOR PERIOD MARCH 31, 2007
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Intangible assets with determinable useful lives:
Favorable facility leases	9 years	$2,205	$(35)	$2,170
Customer relationships	10 years	42,961	(537)	42,424
Covenants not to compete	1 year	180	(22)	158
Internally developed software	7 years	8,065	(144)	7,921

		$53,411	$(738)	$52,673
Trade names with indefinite lives		900	—	900

Total identifiable intangible assets		$54,311	$(738)	$53,573

Amortization expense for the Company’s intangible assets was $0.7 million during the Successor Period ended March 31, 2007. Estimated future amortization expense is as follows: remainder of fiscal year end 2007—$4.4 million, fiscal year ended 2008—$5.8 million, fiscal year ended 2009—$5.7 million, fiscal year ended 2010—$5.7 million, fiscal year ended 2011—$5.7 million, and thereafter—$25.3 million.

NOTE F-INCOME TAXES

FASB Interpretation No. 48

Effective January 1, 2007, the Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

As of January 1, 2007, the Company recorded the cumulative effect of adopting FIN 48 of $3.1 million as an increase to the balance of retained deficit. The Company has unrecognized tax benefits of approximately $8.8 million, of which $1.5 million would impact the effective income tax rate if recognized.

In conjunction with the adoption of FIN 48, uncertain tax positions are reflected as income tax assets and liabilities. Income tax-related interest and penalty expenses are recorded as a component of income tax expense. As of March 31, 2007 and January 1, 2007, the total amount of accrued income tax-related interest and penalties included in the Consolidated Balance Sheets was $1.8 million and $1.6 million, respectively. Income tax expense for each of the Successor and the Predecessor Periods included $0.1 million related to interest on unrecognized tax benefits.

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

The Company believes it is reasonably possible that, within the next 12 months, the amount of previously unrecognized tax benefits could decrease by approximately $3 million primarily as a result of the resolution of tax audits.

With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years prior to 2003, 2002 and 1999, respectively.

Income Tax Expense (Benefit)

The following is the detail of income tax expense (benefit) recorded in 2007 for the periods indicated (in thousands):

	SUCCESSOR PERIOD			PREDECESSOR PERIOD
	February 14, 2007 - March 31, 2007			January 1, 2007 - February 13, 2007
	U.S.	Canada	Total	U.S.	Canada	Total
Tax expense (benefit) resulting from:

Current operations	$(5,584)	$(425)	$(6,009)	$(5,051)	$354	$(4,697)
Change in Valuation Allowance	2,012	—	2,012	5,149	—	5,149

Total tax expense (benefit)	$(3,572)	$(425)	$(3,997)	$98	$354	$452

In the Predecessor Period, the Company provided a full valuation allowance against the Federal tax benefit generated from its U.S. operations as it was more likely than not that such benefit would not be realized. At the Merger date, the Company recorded a step-up in deferred tax liabilities of $26.7 million due to the step-up in its U.S. and Canadian net asset values as a result of the Merger. Consequently, in the Successor Period, a portion of the Federal tax benefit generated from the Company’s U.S. operations was recognized as a tax benefit up to the amount of the U.S. deferred tax liability recorded. The remaining U.S. Federal tax benefit of $2.0 million was offset by a valuation allowance because it was more likely than not that such benefit would not be realized.

Deferred Tax Liability

As of March 31, 2007, the Company had a net deferred tax liability of $16.6 million, all of which was attributable to its Canadian operations. In the U.S., the Company had a net deferred tax asset of $2.0 million, all of which was offset by a valuation allowance. The recognition of the U.S. tax asset will not occur until such time that it is more likely than not that some portion or all of the deferred tax asset will be realized.

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

NOTE G-DEBT

The following is a summary of the Company’s debt (in thousands):

	SUCCESSOR PERIOD	PREDECESSOR PERIOD
	March 31, 2007	December 31, 2006
9.75% Senior Notes	$400,000	$—
11.75% Senior Notes	2,000	189,000
Revolving Credit Facility	—	—
Subsidiary revolving line of credit	—	—
Note payable to former executive	330	337

	402,330	189,337
Plus: Premium on debt	395	—
Less: Debt discount	—	(3,212)

	$402,725	$186,125

9.75% Senior Unsecured Notes

On February 14, 2007, the Company issued, in a private placement, $400.0 million aggregate principal amount of 9.75% Senior Notes. The proceeds from the 9.75% Senior Notes were used to partially fund the transactions in connection with the Merger. These notes mature on February 15, 2014. Interest is payable in cash, semi-annually in arrears on February 15 and August 15 of each year, commencing on August 15, 2007. The 9.75% Senior Notes are unsecured and are guaranteed by substantially all of the Company’s domestic subsidiaries on a senior basis. The 9.75% Senior Notes contain restrictive covenants which limit the Company’s ability to, among other things, incur additional indebtedness, pay dividends and complete mergers, acquisitions and sales of assets.

The Company is obligated to use its reasonable efforts to offer to exchange the 9.75% Senior Notes under the Securities Act or otherwise register the resale of such notes no later than 240 days after their issuance. If this requirement is not met, then the annual interest on the 9.75% Senior Notes will increase by (1) 0.25 percentage points for the first 90 days following the end of such period and (2) 0.25 percentage points at the beginning of each subsequent 90-day period up to a maximum of 1.0 percentage point.

From time to time on or before February 15, 2010, the Company may redeem up to 35% of the aggregate principal amount of the 9.75% Senior Notes with the net proceeds of equity offerings at a redemption price equal to 109.75% of the principal amount, plus accrued and unpaid interest. Upon a change of control (as defined in the indenture), each holder of the 9.75% Senior Notes will have the right to require the Company to offer to purchase all of such holder’s notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest.

11.75% Senior Unsecured Notes

On July 2, 2004, the Company issued, in a private placement, $193.0 million aggregate principal amount of 11.75% Senior Notes. As required by their terms, the 11.75% Senior Notes were exchanged for senior notes of like amounts and terms in a publicly registered exchange offer in February 2005. In connection with the 2004 excess cash flow offer in March 2005, $4.0 million aggregate principal amount of these notes was tendered and accepted. In connection with the Merger and related transactions, $187.0 million aggregate principal amount of

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

these notes was tendered and accepted on February 14, 2007. The fair value of these notes was higher than the face value on the date of the Merger; consequently, a premium has been reflected in the Successor financial statements related to these notes. Interest on the remaining notes is payable semi-annually in arrears on January 15 and July 15 of each year. The remaining notes mature on July 15, 2011. The 11.75% Senior Notes are unsecured and are guaranteed by substantially all of the Company’s U.S. subsidiaries on a senior basis.

As a result of the tender and consent offer, effective February 14, 2007, the 11.75% Senior Notes no longer contain any restrictive covenants, other than the requirement to make excess cash flow offers. Subject to certain conditions, if at the end of each fiscal year the Company has excess cash flow (as defined in the indenture) in excess of $5.0 million, the Company is required to use 50% of the excess cash flow to fund an offer to repurchase the 11.75% Senior Notes on a pro rata basis at 100% of its principal amount, plus accrued and unpaid interest. If the Company has less than $5.0 million in excess cash flow at the end of any fiscal year, such excess cash flow will be carried forward to succeeding years, and such repurchase offer is required to be made in the first year in which the cumulative excess cash flow for all years in which there has not been an offer is at least $5.0 million. Such repurchase offer is required only if there is no event of default under the Company’s revolving credit facilities prior to and after giving effect to the repurchase payment. Because of excess cash flow generated for the year ended December 31, 2006, in the first quarter of 2007, the Company made a repurchase offer for the remaining notes. No 11.75% Senior Notes were tendered in the 2006 excess cash flow offer. Upon a change of control (as defined in the indenture), each holder of the 11.75% Senior Notes will have the right to require the Company to offer to purchase all of such holder’s notes at a price equal to 101% of the principal amount, plus accrued and unpaid interest.

Revolving Credit Facility

On February 14, 2007, the Company entered into an amended and restated U.S. revolving credit facility with Wells Fargo Foothill, Inc., as lender, which provides for up to $25 million, subject to borrowing base limitations. Interest is payable at an applicable margin above either LIBOR or the prime rate. The facility is secured by a first priority, perfected security interest in and lien on substantially all of the Company’s U.S. assets and a pledge of all of the issued and outstanding capital stock of the Company’s U.S. subsidiaries. The facility expires on February 14, 2010. The revolving credit facility contains covenants requiring the Company to achieve and maintain certain financial results, and restricts, among other things, the amount of capital expenditures, the ability to incur additional indebtedness, pay dividends, and complete mergers, acquisitions and sales of assets. The revolving credit facility requires the payment of an unused line fee of .25% per annum payable in arrears.

Subsidiary Revolving Line of Credit

The Company’s wholly owned subsidiary, Olympic Seismic Ltd. (“Olympic”), has a revolving credit facility, which allows it to borrow up to $5.0 million (Canadian) subject to an availability formula by way of prime-based loans, bankers’ acceptances or letters of credit. The interest rate applicable to borrowings is the bank’s prime rate plus 0.35% per annum and 1.50% per annum for bankers’ acceptances. Letter of credit fees are based on scheduled rates in effect at the time of issuance. The facility is secured by the assets of Olympic, SEIC Trust Administration Ltd. (as sole trustee of, and for and on behalf of, SEIC Business Trust) and SEIC Holdings, Ltd., but is not guaranteed by the Company or any of its other U.S. subsidiaries. However, all intercompany debt owing by Olympic, SEIC Trust Administration Ltd., SEIC Business Trust or SEIC Holdings, Ltd. to the Company, SEIC Partners’ Limited Partnership or to any other U.S. subsidiary of the Company (approximately $29.8 million (Canadian) at March 31, 2007) has been subordinated to the repayment of Olympic’s obligations under the revolving credit facility. Available borrowings under the facility are equivalent to a maximum of $5.0 million (Canadian), subject to a requirement that such borrowings may not exceed 75% of good accounts

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

receivable (as defined in the agreement) of SEIC Trust Administration, less prior-ranking claims, if any, relating to inventory or accounts. The facility is subject to repayment upon demand and is available from time to time at the bank’s sole discretion.

Note Payable to Former Executive

In connection with the settlement of certain litigation, the Company entered into a note payable to a former executive with remaining payments of $6,000 per month until May 2013. The note is non-interest bearing. The note is guaranteed by Olympic.

NOTE H-CONTRACTUAL OBLIGATIONS

As of March 31, 2007, the Company had approximately $687.9 million of outstanding debt and lease obligations, with aggregate contractual cash obligations summarized as follows (in thousands):

		Payments due by period
Contractual cash obligations	Total	Remainder of 2007	2008-2010	2011-2012	2013 and thereafter
Debt obligations(1)(2)	$676,502	$19,672	$117,921	$80,379	$458,530
Capital lease obligations(2)	5,370	239	965	665	3,501
Operating lease obligations	6,031	849	3,266	1,676	240

Total contractual cash obligations	$687,903	$20,760	$122,152	$82,720	$462,271

(1)	Debt obligations include the face amount of the 9.75% Senior Notes totaling $400.0 million and the 11.75% Senior Notes totaling $2.0 million.

(2)	Amounts include interest related to debt and capital lease obligations.

NOTE I-STOCK-BASED COMPENSATION

Prior to the closing of the Merger, the Company had a stock option plan (the “2004 Stock Option Plan”) which provided for the grant of stock-based awards, including stock options, restricted stock or other stock-based awards to eligible employees and directors. In connection with the Merger, Holdings, the Company’s parent, adopted a stock-based compensation plan (the “2007 Non-Qualified Stock Option Plan”) for the benefit of the Company’s key employees and non-employee directors.

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

The amounts of stock-based compensation expense recognized in the periods presented are as follows (in thousands):

	SUCCESSOR PERIOD	PREDECESSOR PERIOD
	February 14, 2007- March 31, 2007	January 1, 2007- February 13, 2007	Three Months Ended March 31, 2006
Included in reported selling, general and administrative expenses
Restricted stock	$—	$412	$604
Stock options	1,178	—	—

Total	$1,178	$412	$604

Included in merger expenses
Restricted stock	$—	$6,294	$—

Total	$—	$6,294	$—

Stock-based compensation expense	$1,178	$6,706	$604

Stock and Equity-Based Compensation Plans

Successor

Non-qualified Options

The 2007 Non-Qualified Stock Option Plan was adopted effective February 14, 2007, which authorizes stock options to be granted to the Company’s executive management, non-employee directors and key employees for up to 92,898 shares of Holdings’ common stock. On February 15 and February 16, 2007 (“Grant Date”), 91,418 total non-qualified stock options (“Options”), with an exercise price of $389.42 per share were issued to members of executive management, non-employee directors and key employees. The Options vest 25 percent on each of the first, second, third and fourth anniversaries of the Grant Date.

The fair value of the Options was estimated on the Grant Date using the Black-Scholes option pricing method. The assumptions used in the model are outlined in the following table:

SUCCESSOR PERIOD
February 14, 2007- March 31, 2007
Weighted average grant date fair value per share	$197.95
Weighted average assumptions used:
Expected volatility	45%
Expected life (in years)	6.25
Risk free interest rate	4.69%
Expected dividend yield	0.0%

The computation of the expected volatility assumptions used in the Black-Scholes calculations for grants was based on historical volatilities and implied volatilities of peer companies. The Company utilized the volatilities of peer companies due to its lack of extensive history. When establishing its expected life assumptions, the Company used the “simplified” method prescribed in Staff Accounting Bulletin No. 107, “Shared-Based Payment,” for companies that do not have adequate historical data.

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Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

The following table summarizes stock option activity during the Successor Period (shares in thousands):

SUCCESSOR
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years
Outstanding at February 14, 2007	—	—
Granted	91,418	$389.42
Exercised	—	—
Cancelled	—	—

Outstanding at March 31, 2007	91,418	$389.42	9.9

Options exercisable at March 31, 2007	—	—	—

Options vested or expected to vest at
March 31, 2007	—	—	—

As of April 1, 2007, the total future compensation cost related to non-vested options, not yet recognized in the Statement of Operations, was $16.9 million and will be recognized using graded vesting over a weighted average period of 3.9 years.

Predecessor

Restricted Stock and Common Stock

In accordance with the 2004 Stock Option Plan, 7,500,000 shares of its common stock were initially reserved and available for stock-based awards, including options, restricted stock or other stock-based awards. The exercise price, term and other conditions applicable to each award granted under the 2004 Stock Option Plan were generally determined by the Compensation Committee at the time of grant and varied with each award granted.

As a result of the Merger, any and all unvested restricted stock outstanding at February 13, 2007 immediately vested. The Company recorded in merger expenses a non-cash charge for stock compensation expense of approximately $6.3 million in the Predecessor Period as a result of this accelerated vesting.

The following table summarizes the activity of non-vested Restricted Stock during the Predecessor Period (shares in thousands):

	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2007	3,692	$2.14
Granted	1,033	$3.56
Vested	(4,725)	$2.45
Forfeited	—	—

Non-vested at February 13, 2007	—	—

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

The following table summarizes the activity of non-vested Restricted Stock during the three months ended March 31, 2006 (shares in thousands):

	Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2006	2,965	$1.36
Granted	1,319	$2.50
Vested	(259)	$1.39
Forfeited	(17)	$1.86

Non-vested at March 31, 2006	4,008	$1.73

During the Predecessor Period and the three months ended March 31, 2006, 25,504 and 53,927 shares, respectively, of common stock were awarded to employees at an average fair value of $3.56 and $2.45, respectively.

Stock Options

On July 2, 2004, the Company granted its then chairman options to purchase 100,000 shares of its common stock at an exercise price of $1.30, the market price of the common stock on such date. Such options became exercisable on July 2, 2005. Such options were not granted under the 2004 Stock Option Plan. As a result of the Merger, the outstanding stock options were purchased at the Merger consideration price of $3.70 per share, less the exercise price of $1.30 per share.

The following table summarizes stock option activity during the Predecessor Period (shares in thousands):

PREDECESSOR
	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (000’s)
Outstanding at January 1, 2007	100	$1.30
Granted	—	—
Exercised	—	—
Cancelled	—	—
Paid out at Merger closing	(100)	$1.30	—	—

Outstanding at February 13, 2007	—	—	—	—

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

The following table summarizes stock option activity during the three months ended March 31, 2006 (shares in thousands):

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Aggregate Intrinsic Value (000’s)
Outstanding at January 1, 2006	100	$1.30
Granted	—	—
Exercised	—	—
Cancelled	—	—

Outstanding at March 31, 2006	100	$1.30	8.25	$190

Options exercisable at March 31, 2006	100	$1.30	8.25	$190

Options vested or expected to vest at
March 31, 2006	100	$1.30	8.25	$190

NOTE J-STATEMENT OF CASH FLOW INFORMATION

The Company had restricted cash at March 31, 2007 and December 31, 2006 of $106,000 and $105,000, respectively, related to collateral on a seismic operations bond.

The Company had non-cash additions to its seismic data library comprised of the following for the periods indicated (in thousands):

	SUCCESSOR PERIOD	PREDECESSOR PERIOD
	February 14, 2007- March 31, 2007	January 1, 2007- February 13, 2007	Three Months Ended March 31, 2006
Non-monetary exchanges related to resale licensing revenue	$1,562	$(7)	$2,037
Non-monetary exchanges from underwriting of new data acquisition	—	—	209
Less: Non-monetary exchanges for data in progress	—	—	(187)

Total non-cash additions to seismic data library	$1,562	$(7)	$2,059

Non-cash sales consisted of the following for the periods indicated (in thousands):

	SUCCESSOR PERIOD	PREDECESSOR PERIOD
	February 14, 2007- March 31, 2007	January 1, 2007- February 13, 2007	Three Months Ended March 31, 2006
Acquisition revenue on underwriting from non-monetary exchange contracts	$15	$11	$1,835
Licensing revenue from selections on non-monetary exchange contracts	621	71	2,073
Data management revenue	—	6	—

Total non-cash revenue	$636	$88	$3,908

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

NOTE K-COMMITMENTS AND CONTINGENCIES

Litigation

On July 18, 2002, Paul Frame, the Company’s former chief executive officer, sued the Company in the 113th Judicial District Court of Harris County, No. 2002-35891. Mr. Frame alleged a breach of his employment contract and defamation. He also sought a declaratory judgment that certain funds he received from the Company were proper and do not have to be repaid. Mr. Frame filed claims totaling $20.2 million in the Company’s Chapter 11 Cases, which have been disallowed by order of the Bankruptcy Court. On April 1, 2005, the Company filed a motion for summary judgment seeking dismissal of Mr. Frame’s complaint in the District Court. In late April 2005, Mr. Frame filed a motion for leave to file an amended complaint in the District Court. Hearing dates have not been set for these April 2005 motions. In 2002, the Company filed a counter suit to recover approximately $4.2 million in corporate funds that the Company believes Mr. Frame inappropriately caused the Company to pay him or for his benefit plus over $800,000 due on two notes that were accelerated pursuant to their respective terms. The Company also holds a judgment against Mr. Frame in the amount of at least $590,000 relating to a loan made to Mr. Frame by Bank One N.A. and guaranteed by the Company. The Company has requested and is investigating information with respect to Mr. Frame and the nature and extent of his assets for purposes of analyzing whether to continue pursuit of the civil litigation described above and potential debt collection. The parties filed a joint motion to abate the above proceedings. The case continues to remain in abatement.

The Company and its subsidiary, Seitel Data, Ltd., were parties to a class action lawsuit for geophysical trespass entitled Juan O. Villarreal v. Grant Geophysical, Inc., et al., Cause No. DC-00-214, in the 229th District Court of Starr County, Texas that was initiated on April 1, 2002. The plaintiffs sued a number of defendants, including the Company and Seitel Data, Ltd. The plaintiffs alleged that certain defendants conducted unauthorized 3D seismic exploration of the mineral interests by obtaining seismic data on adjoining property, and sold the information obtained to other defendants. The plaintiffs sought an unspecified amount of damages. All defendants obtained summary judgments dismissing the plaintiffs’ claims, and the plaintiffs appealed to the San Antonio Court of Appeals under Cause No. 04-02-00674-CV. During the pendency of the Company’s bankruptcy proceedings, the San Antonio Court of Appeals affirmed the trial court’s decision as to the Company’s co-defendants and stayed the appeal as to the Company. The Texas Supreme Court denied plaintiffs Petition for Certiorari, refusing to hear the matter. The plaintiffs filed an unliquidated claim (amount unspecified) in the Chapter 11 Cases. By order dated June 29, 2005, the Bankruptcy Court disallowed the claims by the plaintiffs and this matter has been concluded.

On November 6, 2006, a purported class action complaint was filed in the District Court of Harris County, Texas, 189th Judicial District (No. 2006-71302) by Todd Augenbaum, an alleged stockholder of the Company. The plaintiff filed an amended complaint on January 22, 2007. The amended complaint names as defendants the Company and each member of its Board of Directors as well as ValueAct Capital Master Fund, L.P. (“ValueAct Capital”), Seitel Holdings, Inc. (“Holdings”) and Seitel Acquisition Corp. (“Acquisition Corp.”) The amended complaint is a purported class action that alleges, among other things, that (i) the defendants have breached fiduciary duties they assertedly owed to the Company’s stockholders in connection with the Company entering into the Agreement and Plan of Merger, dated as of October 31, 2006, with Holdings and Acquisition Corp. (see Note R to Notes to Consolidated Financial Statements for discussion on subsequent events), or aided and abetted in the breach thereof, (ii) the defendants have breached their duty of candor to the Company’s stockholders by failing to disclose material information, or aided and abetted in the breach thereof, and (iii) the merger consideration is unfair and inadequate. The plaintiff seeks, among other things, certification of a class, an injunction against the consummation of the merger, and the costs and disbursements of the action. On February 1, 2007, the court denied the plaintiff’s motion for a temporary restraining order and/or preliminary

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

injunction of the shareholder vote, which then occurred as scheduled on February 9, 2007. The Company believes that the lawsuit is without merit and intends to defend against it vigorously.

In addition to the lawsuits described above, the Company is involved from time to time in ordinary, routine claims and lawsuits incidental to its business. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolutions of these matters should not be material to the Company’s financial position or results of operation. However, it is not possible to predict or determine the outcomes of the legal actions brought against it or by it, or to provide an estimate of all additional losses, if any, that may arise. At March 31, 2007, the Company did not have any amounts accrued related to the claims set forth above, as the Company believes it is not probable that any amounts will be paid relative to such litigation and claims. If one or more of the parties were to prevail against the Company in one or more of the cases described above that have not been settled, the amounts of any judgments against the Company or settlements that the Company may enter into, could be material to the Company’s financial statements for any particular reporting period.

NOTE L-SUPPLEMENTAL GUARANTORS CONSOLIDATING CONDENSED FINANCIAL INFORMATION

On February 14, 2007, the Company completed a private placement of 9.75% Senior Notes in the aggregate principal amount of $400.0 million. Seitel, Inc.’s (the “Parent”) payment obligations under the 9.75% Senior Notes are jointly and severally guaranteed by certain of its 100% owned U.S. subsidiaries (“Guarantor Subsidiaries”). All subsidiaries of Seitel, Inc. that do not guaranty the 9.75% Senior Notes are referred to as Non-Guarantor Subsidiaries.

The consolidating condensed financial statements are presented below and should be read in connection with the Condensed Consolidated Financial Statements of the Company. Separate financial statements of the Guarantors are not presented because (i) the Guarantors are wholly-owned and have fully and unconditionally guaranteed the 9.75% Senior Notes on a joint and several basis, and (ii) the Company’s management has determined such separate financial statements are not material to investors.

The following consolidating condensed financial information presents the consolidating condensed balance sheets as of March 31, 2007 (Successor Period) and December 31, 2006 (Predecessor Period), and the consolidating condensed statements of operations and statements of cash flows for the period from February 14, 2007 to March 31, 2007 (Successor Period), from January 1, 2007 to February 13, 2007 (Predecessor Period) and for the three months ended March 31, 2006 (Predecessor Period) of (a) the Parent; (b) the Guarantor Subsidiaries; (c) the Non-Guarantor Subsidiaries; (d) elimination entries; and (e) the Parent, the Guarantor Subsidiaries and the Non-Guarantor Subsidiaries on a consolidated basis.

Investments in subsidiaries are accounted for on the equity method. The principal elimination entries eliminate investments in subsidiaries, intercompany balances, intercompany transactions and intercompany sales.

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

CONSOLIDATING CONDENSED BALANCE SHEET

SUCCESSOR PERIOD

As of March 31, 2007

(In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
ASSETS
Cash and cash equivalents	$—	$8,872	$1,335	$—	$10,207
Restricted cash	—	106	—	—	106
Receivables
Trade, net	—	34,612	12,908	—	47,520
Notes and other, net	105	15	1,431	—	1,551
Intercompany receivables (payables)	174,501	(163,026)	(11,475)	—	—
Investment in subsidiaries	461,978	466,306	252,120	(1,180,404)	—
Net seismic data library	—	289,062	98,937		387,999
Net property and equipment	—	4,860	2,986	—	7,846
Prepaid expenses, deferred charges and other	13,865	3,614	567	—	18,046
Intangible assets, net	1,057	31,720	20,796	—	53,573
Goodwill	—	107,130	85,339	—	192,469

TOTAL ASSETS	$651,506	$783,271	$464,944	$(1,180,404)	$719,317

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable and accrued liabilities	$5,926	$9,316	$15,026	$—	$30,268
Income taxes payable	275	—	1,037	—	1,312
Senior Notes	402,395	—	—	—	402,395
Notes payable	330	—	—	—	330
Obligations under capital leases	—	—	3,378	—	3,378
Deferred revenue	—	15,666	4,963	—	20,629
Deferred income taxes	—	—	16,562		16,562

TOTAL LIABILITIES	408,926	24,982	40,966	—	474,874

STOCKHOLDER’S EQUITY
Common stock	—	—	—	—	—
Additional paid-in capital	257,412	—	—	—	257,412
Parent investment	—	764,099	424,082	(1,188,181)	—
Retained deficit	(14,832)	(5,810)	(1,967)	7,777	(14,832)
Accumulated other comprehensive income	—	—	1,863	—	1,863

TOTAL STOCKHOLDER’S EQUITY	242,580	758,289	423,978	(1,180,404)	244,443

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$651,506	$783,271	$464,944	$(1,180,404)	$719,377

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

CONSOLIDATING CONDENSED BALANCE SHEET

PREDECESSOR PERIOD

As of December 31, 2006

(In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
ASSETS
Cash and equivalents	$—	$101,043	$6,347	$—	$107,390
Restricted cash	—	105	—	—	105
Receivables
Trade, net	—	40,786	11,358	—	52,144
Notes and other, net	59	213	623	—	895
Intercompany receivables (payables)	284,395	(268,346)	(15,780)	(269)	—
Investment in subsidiaries	(59,599)	318,146	59,498	(318,045)	—
Net seismic data library	—	84,718	41,636	(3,231)	123,123
Net property and equipment	—	4,122	3,506	—	7,628
Prepaid expenses, deferred charges and other assets	4,651	3,902	616	—	9,169
Deferred income taxes	—	—	4,981	—	4,981

TOTAL ASSETS	$229,506	$284,689	$112,785	$(321,545)	$305,435

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued liabilities	$10,288	$15,732	$4,817	$—	$30,837
Income taxes payable	659	—	—	—	659
Senior Notes	185,788	—	—	—	185,788
Notes payable	337	—	—	—	337
Obligations under capital leases	—	—	2,913	—	2,913
Deferred revenue	—	35,974	11,436	—	47,410

TOTAL LIABILITIES	197,072	51,706	19,166	—	267,944

STOCKHOLDERS’ EQUITY
Common stock	1,552	—	—	—	1,552
Additional paid-in capital	240,431	—	—	—	240,431
Parent investment	—	209,770	21,242	(231,012)	—
Retained earnings (deficit)	(209,539)	23,222	67,316	(90,538)	(209,539)
Accumulated other comprehensive income (loss)	(10)	(9)	5,061	5	5,047

TOTAL STOCKHOLDERS’ EQUITY	32,434	232,983	93,619	(321,545)	37,491

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$229,506	$284,689	$112,785	$(321,545)	$305,435

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

SUCCESSOR PERIOD

February 14, 2007—March 31, 2007

(In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$12,228	$5,524	$(454)	$17,298

EXPENSES:
Depreciation and amortization	22	16,072	6,139	—	22,233
Cost of sales	—	9	—	—	9
Selling, general and administrative	1,101	1,980	1,807	(454)	4,434
Merger	—	445	—	—	445

	1,123	18,506	7,946	(454)	27,121

LOSS FROM OPERATIONS	(1,123)	(6,278)	(2,422)	—	(9,823)

Interest expense, net	(5,472)	(3,563)	(150)	—	(9,185)
Foreign currency exchange gains	—	—	179	—	179

Loss before income taxes and equity in income (loss) of subsidiaries	(6,595)	(9,841)	(2,393)	—	(18,829)
Benefit for income taxes	—	(3,571)	(426)	—	(3,997)
Equity in income (loss) of subsidiaries	(8,237)	460	—	7,777	—

NET LOSS	$(14,832)	$(5,810)	$(1,967)	$7,777	$(14,832)

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

PREDECESSOR PERIOD

January 1, 2007—February 13, 2007

(In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$13,346	$6,055	$(391)	$19,010

EXPENSES:
Depreciation and amortization	—	6,989	4,669	(173)	11,485
Cost of sales	—	7	1	—	8
Selling, general and administrative	240	1,871	1,857	(391)	3,577
Merger	1,054	15,823	580	—	17,457

	1,294	24,690	7,107	(564)	32,527

LOSS FROM OPERATIONS	(1,294)	(11,344)	(1,052)	173	(13,517)

Interest expense, net	(236)	(1,878)	(170)	—	(2,284)
Foreign currency exchange losses	—	—	(102)	—	(102)
Other income	12	—	—	—	12

Loss before income taxes and equity in loss of subsidiaries	(1,518)	(13,222)	(1,324)	173	(15,891)
Provision for income taxes	—	99	353	—	452
Equity in loss of subsidiaries	(14,825)	(1,677)	—	16,502	—

NET LOSS	$(16,343)	$(14,998)	$(1,677)	$16,675	$(16,343)

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

CONSOLIDATING CONDENSED STATEMENT OF OPERATIONS

PREDECESSOR PERIOD

For the Quarter Ended March 31, 2006

(In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
REVENUE	$—	$31,297	$14,209	$(808)	$44,698

EXPENSES:
Depreciation and amortization	—	14,090	9,864	(176)	23,778
Gain on sale of seismic data	—	(2,403)	—	2,146	(257)
Cost of sales	—	104	4	—	108
Selling, general and administrative	572	5,695	3,571	(808)	9,030

	572	17,486	13,439	1,162	32,659

INCOME (LOSS) FROM OPERATIONS	(572)	13,811	770	(1,970)	12,039

Interest expense, net	(429)	(4,139)	(340)	—	(4,908)
Foreign currency exchange gains (losses)	—	53	(214)	—	(161)

Income (loss) from continuing operations before income taxes and equity in income of subsidiaries	(1,001)	9,725	216	(1,970)	6,970
Provision for income taxes	—	34	150	—	184
Equity in income of subsidiaries	7,800	65	—	(7,865)	—

Income from continuing operations	6,799	9,756	66	(9,835)	6,786

Income from discontinued operations	—	13	—	—	13

NET INCOME	$6,799	$9,769	$66	$(9,835)	$6,799

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

SUCCESSOR PERIOD

February 14, 2007—March 31, 2007

(In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(1,247)	$(7,075)	$3,777	$—	$(4,545)

Cash flows from investing activities:
Cash invested in seismic data	—	(3,131)	(4,591)	—	(7,722)
Cash paid to acquire property and equipment	—	(25)	(1)	—	(26)
Increase in restricted cash	—	(1)	—	—	(1)

Net cash used in investing activities	—	(3,157)	(4,592)	—	(7,749)

Cash flows from financing activities:
Issuance of 9.75% Senior Notes	400,000	—	—	—	400,000
Repayment of 11.75% Senior Notes	(233,352)	—	—	—	(233,352)
Purchase of Seitel stock	(386,556)	—	—	—	(386,556)
Principal payments on notes payable	(4)	—	—	—	(4)
Principal payments on capital lease obligations	—	—	(6)	—	(6)
Borrowings on line of credit	—	—	53	—	53
Payments on line of credit	—	—	(53)	—	(53)
Payment of financing fees	(16,272)	—	—	—	(16,272)
Contributed capital	153,473	—	—	—	153,473
Payments on notes receivable from officers and employees	—	274	—	—	274
Intercompany transfers	83,958	(83,958)	—	—	—

Net cash provided by (used in) financing activities	1,247	(83,684)	(6)	—	(82,443)

Effect of exchange rate changes	—	—	736	—	736

Net decrease in cash and cash equivalents	—	(93,916)	(85)	—	(94,001)
Cash and cash equivalents at beginning of period	—	102,788	1,420	—	104,208

Cash and cash equivalents at end of period	$—	$8,872	$1,335	$—	$10,207

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

PREDECESSOR PERIOD

January 1, 2007—February 13, 2007

(In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities	$(11,821)	$19,894	$(2,463)	$—	$5,610

Cash flows from investing activities:
Cash invested in seismic data	—	(7,500)	(869)	—	(8,369)
Cash paid to acquire property and equipment	—	(27)	(33)	—	(60)

Net cash used in investing activities	—	(7,527)	(902)	—	(8,429)

Cash flows from financing activities:
Principal payments on notes payable	(3)	—	—	—	(3)
Principal payments on capital lease obligations	—	—	(6)	—	(6)
Borrowings on line of credit	—	—	119	—	119
Payments on line of credit	—	—	(119)	—	(119)
Purchase of common stock subsequently retired	(400)	—	—	—	(400)
Intercompany transfers	12,224	(10,622)	(1,602)	—	—

Net cash provided by (used in) financing activities	11,821	(10,622)	(1,608)	—	(409)

Effect of exchange rate changes	—	—	46	—	46

Net increase (decrease) in cash and cash equivalents	—	1,745	(4,927)	—	(3,182)
Cash and cash equivalents at beginning of period	—	101,043	6,347	—	107,390

Cash and cash equivalents at end of period	$—	$102,788	$1,420	$—	$104,208

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

CONSOLIDATING CONDENSED STATEMENT OF CASH FLOWS

PREDECESSOR PERIOD

For the Quarter Ended March 31, 2006

(In thousands)

	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating Eliminations	Consolidated Total
Cash flows from operating activities:
Net cash provided by (used in) operating activities of continuing operations	$(11,630)	$19,733	$5,910	$—	$14,013

Cash flows from investing activities:
Cash invested in seismic data	—	(7,453)	(5,785)	2,146	(11,092)
Cash paid to acquire property and equipment	—	(136)	(119)	—	(255)
Cash from sale of seismic data	—	2,146	—	(2,146)	—
Cash from disposal of property and equipment	—	3	—	—	3
Increase in restricted cash	—	(16)	—	—	(16)

Net cash used in investing activities of continuing operations	—	(5,456)	(5,904)	—	(11,360)

Cash flows from financing activities:
Principal payments on notes payable	(10)	—	—	—	(10)
Principal payments on capital lease obligations	—	—	(9)	—	(9)
Borrowings on line of credit	—	—	25	—	25
Payments on line of credit	—	—	(25)	—	(25)
Purchase of common stock subsequently retired	(252)	—	—	—	(252)
Payments on notes receivable from officers, employees and director	—	7	—	—	7
Intercompany transfers	11,892	(10,132)	(1,760)	—	—

Net cash provided by (used in) financing activities of continuing operations	11,630	(10,125)	(1,769)	—	(264)

Effect of exchange rate changes	—	—	118	—	118
Cash flows from discontinued operations:
Cash provided by operating activities	—	15	—	—	15
Cash used in investing activities	—	(43)	—	—	(43)

Net increase (decrease) in cash and cash equivalents	—	4,124	(1,645)	—	2,479
Cash and cash equivalents at beginning of period	—	71,430	6,667	—	78,097

Cash and cash equivalents at end of period	$—	$75,554	$5,022	$—	$80,576

SEITEL, INC. AND SUBSIDIARIES

Notes To Condensed Consolidated Interim Financial Statements (Unaudited)—Continued

NOTE M-RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosure about fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently assessing the impact of adopting SFAS No. 157 but does not expect that it will have a material effect on its consolidated financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB No. 115”, which provides a fair value measurement option for eligible financial assets and liabilities. Under SFAS No. 159, an entity is permitted to elect to apply fair value accounting to a single eligible item, subject to certain exceptions, without electing it for other identical items and include unrealized gains and losses in earnings. The fair value option established by this Statement is irrevocable, unless a new election date occurs. This standard reduces the complexity in accounting for financial instruments and mitigates volatility in earnings caused by measuring related assets and liabilities differently. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Management is currently evaluating the impact the adoption of SFAS No. 159 will have on the Company’s financial statements, but does not presently anticipate it will have a material effect on its consolidated financial position, results of operations or cash flows.

No dealer, salesperson, or other person has been authorized to give any information or to make any representations not contained in this prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of the new notes offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in our affairs since such date.

Until                 , 2007 (90 days after the date of this prospectus), all dealers effecting transactions in the notes, whether or not participating in the original distribution, may be required to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$400,000,000

SEITEL, INC.

PROSPECTUS

OFFER TO EXCHANGE

ALL OUTSTANDING

9 3/4% Senior Subordinated Notes

due 2014 and

Related Subsidiary Guarantees

for

9 3/4% Senior Subordinated Notes

due 2014 and

Related Subsidiary Guarantees

                , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law Seitel may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Seitel) by reason of the fact that such person is or was a director, officer, employee, or agent of Seitel, or is or was serving at the request of Seitel as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Seitel, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

In addition, under Section 145 Seitel may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Seitel to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of Seitel, or is or was serving at the request of Seitel as a director, officer, employee or agent of Seitel, or is or was serving at the request of Seitel as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Seitel and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to Seitel unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

Section 145 also provides that to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or defense of any claim issue or matter therein, such person shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by such person in connection therewith.

Furthermore, Section 145 provides that nothing in the above-described provisions shall be deemed exclusive of any other rights to indemnification or advancement of expenses to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Under Section 102(b)(7) of the Delaware General Corporation Law Seitel may in its certificate of incorporation eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law (pertaining to certain prohibited acts including unlawful payment of dividends or unlawful purchase or redemption of the corporation’s capital stock); or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that our directors shall be entitled to the benefits of all limitations on the liability of directors generally permissible under Delaware law and that we shall indemnify all persons whom we are permitted to indemnify to the full extent permitted under Section 145 of the Delaware General Corporation Law.

In addition, our bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under Delaware law as in effect from time to time and by our certificate of incorporation.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Number	Document
2.1	Agreement and Plan of Merger by and among Seitel Holdings, LLC (now known as Seitel Holdings, Inc.), Seitel Acquisition Corp. and Seitel, Inc., dated October 31, 2006 (incorporated by reference from Exhibit 2.1 to the Seitel, Inc. current report on Form 8-K, as filed with the SEC on November 2, 2006) (Seitel, Inc. agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request).

3.1	Certificate of Incorporation of Seitel, Inc.

3.2	Bylaws of Seitel, Inc.

3.3	Certificate of Incorporation of Seitel Holdings, Inc.

3.4	Bylaws of Seitel Holdings, Inc.

4.1	Indenture governing 11.75% Senior Subordinated Notes due 2011 by and among Seitel, Inc., the Guarantors named therein and LaSalle Bank National Association, as Trustee, dated July 2, 2004 (incorporated by reference from Exhibit 4.4 to the Seitel, Inc. Post Effective Amendment No. 1 to the Seitel, Inc. Registration Statement on Form S-1, No. 333-113446, as filed with the SEC on July 2, 2004).

4.2	Form of 11.75% Senior Subordinated Notes due 2011 (included in Exhibit 4.1).

4.3	Supplemental Indenture by and among Seitel, Inc., the Guarantors named therein and UBS Securities LLC and Jeffries & Company, Inc., as Initial Purchasers, dated July 2, 2004 (incorporated by reference from Exhibit 4.5 to the Seitel, Inc. Post Effective Amendment No. 1 to the Seitel, Inc. Registration Statement on Form S-1, No. 333-113446, as filed with the SEC on July 2, 2004).

4.4	Registration Rights Agreement by and among Seitel, Inc., UBS Securities LLC and Jeffries & Company, Inc., as Initial Purchasers, dated July 2, 2004 (incorporated by reference from Exhibit 4.5 to the Seitel, Inc. Post Effective Amendment No. 1 to the Seitel, Inc. Registration Statement on Form S-1, No. 333-113446, as filed with the SEC on July 2, 2004).

4.5	Registration Rights Agreement by and between Seitel, Inc. and Mellon HBV Alternative Strategies, LLC, dated July 2, 2004 (incorporated by reference from Exhibit 4.4 to the Seitel, Inc. Registration Statement on Form S-4, No. 333-121476, as filed with the SEC on December 21, 2004).

4.6	Indenture governing 9 3/4% Senior Notes due 2014 by and among Seitel, Inc., the Guarantors named therein and LaSalle Bank National Association, as Trustee, dated February 14, 2007.

4.7	Form of 9 3/4% Senior Notes due 2014 (included in Exhibit 4.6).

4.8	Supplemental Indenture by and among Seitel, Inc., the Guarantors named therein and LaSalle Bank National Association, as Trustee, dated January 31, 2007 (incorporated by reference from Exhibit 4.1 to the Seitel, Inc. current report on Form 8-K, as filed with the SEC on February 2, 2007).

4.9	Registration Rights Agreement by and among Seitel, Inc., the Guarantors named therein and Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc. and UBS Securities LLC, as Placement Agents, dated February 14, 2007.

5.1	Opinion of Dechert LLP as to the validity of the 9 3/4% Senior Notes due 2014.

10.1	Support Agreement by and among Seitel, Inc., Seitel Holdings, Inc. and ValueAct Capital Master Fund, L.P., dated October 31, 2006 (incorporated by reference from Exhibit 2.2 to the Seitel, Inc. current report on Form 8-K, as filed with the SEC of November 2, 2006).

Exhibit Number	Document
10.2	Amended and Restated Loan and Security Agreement by and among Seitel, Inc. and each of its subsidiaries named therein, as borrowers, and Wells Fargo Foothill, Inc., as lender, dated February 14, 2007.

10.3	Advisory Agreement by and among Seitel Acquisition Corp. (now known as Seitel, Inc.), Seitel Holdings, LLC (now known as Seitel Holdings, Inc.) and ValueAct Capital Master Fund, L.P., dated January 30, 2007.

10.4	Exchange Agreement by and among Seitel Holdings, LLC (now known as Seitel Holdings, Inc.) and the Management Investors named therein, dated January 8, 2007.

10.5	Securities Holders Agreement by and among Seitel Holdings LLC (now known as Seitel Holdings, Inc.), ValueAct Capital Master Fund, L.P. and the Management Investors named therein, dated January 8, 2007.

10.6	Registration Rights Agreement by and among Seitel Holdings LLC (now known as Seitel Holdings, Inc.), ValueAct Capital Master Fund, L.P. and the Management Investors named therein, dated January 8, 2007.

10.7	Stock Purchase Agreement by and between ValueAct Capital Master Fund, L.P. and Philip B. Livingston, dated February 16, 2007.

10.8	Stock Purchase Agreement by and between ValueAct Capital Master Fund, L.P. and Jay H. Golding, dated May 24, 2007.

10.9	Joinder to Securities Holders Agreement and Registration Rights Agreement of Philip B. Livingston, dated February 16, 2007.

10.10	Joinder to Securities Holders Agreement and Registration Rights Agreement of Jay H. Golding, dated May 24, 2007.

10.11	Seitel Holdings, Inc. 2007 Non-Qualified Stock Option Plan, effective February 14, 2007.

10.12	Form of Stock Option Agreement.

10.13	Employment Agreement by and between Seitel, Inc. and Robert D. Monson, dated January 30, 2007.

10.14	Employment Agreement by and between Seitel, Inc. and William J. Restrepo, dated January 30, 2007.

10.15	Employment Agreement by and between Seitel, Inc. and Kevin P. Callaghan, dated January 30, 2007.

12.1	Statement of Ratio of Earnings to Fixed Charges.

21.1	Subsidiaries of Seitel, Inc.

23.1	Consent of Dechert LLP (see Exhibit 5.1).

23.2	Consent of BKD, LLP.

24.1	Powers of attorney (see signature pages).

25.1	Statement on Form T-1 as to eligibility of Trustee.

99.1	Form of Letter of Transmittal.

99.2	Form of Notice of Guaranteed Delivery.

Item 22.	Undertakings

a. The undersigned registrants hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

c. The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

d. The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the corporation being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrants have duly caused this registration statement to be signed on their behalf by the undersigned, thereunto duly authorized, in the city of Houston, state of Texas, on July 25, 2007.

SEITEL, INC.

By:	/s/ ROBERT D. MONSON
Robert D. Monson
President

DDD ENERGY, INC.
MATRIX GEOPHYSICAL, INC.
N360X, L.L.C.
SEITEL CANADA HOLDINGS, INC.
SEITEL DELAWARE, INC.
SEITEL IP HOLDINGS, LLC
SEITEL MANAGEMENT, INC.
SEITEL OFFSHORE CORP.
SEITEL SOLUTIONS, INC.
SEITEL SOLUTIONS, LLC
SEITEL SOLUTIONS HOLDINGS, LLC
SEITEL SOLUTIONS, LTD.
SI HOLDINGS, G.P.

By:	/s/ KEVIN P. CALLAGHAN
Kevin P. Callaghan
President

DATATEL, INC.
SEITEL DATA, LTD.

By:	/s/ ROBERT J. SIMON
Robert J. Simon
President

SEITEL DATA CORP.

By:	/s/ DARRYL SMITH
Darryl Smith
Vice President and Assistant Secretary

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Robert D. Monson and Marcia H. Kendrick, his or her true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, as well as any related registration statement (or amendment thereto) filed pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, and hereby ratifies and confirms all that said attorneys-in-fact and agents or any of them or their substitute or substitutes may lawfully do or cause to be done by virtue thereof. This power of attorney may be executed in multiple counterparts, each of which shall be deemed an original, but which taken together shall constitute one instrument.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

SEITEL, INC.

Name	Title	Date

/s/ ROBERT D. MONSON Robert D. Monson	President, Chief Executive Officer and Director (Principal Executive Officer)	July 25, 2007

/s/ WILLIAM J. RESTREPO William J. Restrepo	Chief Financial Officer, Executive Vice President and Secretary (Principal Financial Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Chief Accounting Officer, Senior Vice President, Assistant Secretary and Treasurer (Principal Accounting Officer)	July 25, 2007

/s/ JAY H. GOLDING Jay H. Golding	Director	July 25, 2007

/s/ PETER H. KAMIN Peter H. Kamin	Director	July 25, 2007

/s/ PHILIP B. LIVINGSTON Philip B. Livingston	Director	July 25, 2007

/s/ GREGORY P. SPIVY Gregory P. Spivy	Director	July 25, 2007

/s/ JEFFREY W. UBBEN Jeffrey W. Ubben	Director	July 25, 2007

DDD ENERGY, INC.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President and Director (Principal Executive Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary, Treasurer and Director (Principal Financial Officer and Accounting Officer)	July 25, 2007

/s/ ROBERT D. MONSON Robert D. Monson	Director	July 25, 2007

MATRIX GEOPHYSICAL, INC.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President and Director (Principal Executive Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary, Treasurer and Director (Principal Financial Officer and Accounting Officer)	July 25, 2007

/s/ ROBERT D. MONSON Robert D. Monson	Director	July 25, 2007

/s/ ROBERT J. SIMON Robert J. Simon	Director	July 25, 2007

N360X, L.L.C.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President (Principal Executive Officer) and Manager	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary and Treasurer (Principal Financial Officer and Accounting Officer)	July 25, 2007

SEITEL CANADA HOLDINGS, INC.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President and Director (Principal Executive Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary, Treasurer and Director (Principal Financial Officer and Accounting Officer)	July 25, 2007

/s/ ROBERT D. MONSON Robert D. Monson	Director	July 25, 2007

SEITEL DELAWARE, INC.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President and Director (Principal Executive Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary, Treasurer and Director (Principal Financial Officer and Accounting Officer)	July 25, 2007

/s/ ROBERT D. MONSON Robert D. Monson	Director	July 25, 2007

SEITEL IP HOLDINGS, LLC

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President (Principal Executive Officer) and Director of Seitel Solutions, Inc., the General Partner of Seitel Solutions, Ltd., its Manager	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary and Treasurer (Principal Financial Officer and Accounting Officer) and Director of Seitel Solutions, Inc., the General Partner of Solutions, Ltd., its Manager	July 25, 2007

SEITEL MANAGEMENT, INC.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President and Director (Principal Executive Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary, Treasurer and Director (Principal Financial Officer and Accounting Officer)	July 25, 2007

/s/ ROBERT D. MONSON Robert D. Monson	Director	July 25, 2007

SEITEL OFFSHORE CORP.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President and Director (Principal Executive Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary, Treasurer and Director (Principal Financial Officer and Accounting Officer)	July 25, 2007

/s/ ROBERT D. MONSON Robert D. Monson	Director	July 25, 2007

SEITEL SOLUTIONS, INC.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President and Director (Principal Executive Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary, Treasurer and Director (Principal Financial Officer and Accounting Officer)	July 25, 2007

/s/ ROBERT D. MONSON Robert D. Monson	Director	July 25, 2007

SEITEL SOLUTIONS, LLC

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President (Principal Executive Officer) and Director of Seitel Solutions, Inc., its Sole Member	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary and Treasurer (Principal Financial Officer and Accounting Officer) and Director of Seitel Solutions, Inc., its Sole Member	July 25, 2007

SEITEL SOLUTIONS HOLDINGS, LLC

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President (Principal Executive Officer) and Director of Seitel Solutions, Inc., the Sole Member of Seitel Solutions, LLC, its Sole Member	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary and Treasurer (Principal Financial Officer and Accounting Officer) and Director of Seitel Solutions, Inc., the Sole Member of Seitel Solutions, LLC, its Sole Member	July 25, 2007

SEITEL SOLUTIONS, LTD.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President (Principal Executive Officer) and Director of Seitel Solutions, Inc., Sole General Partner, and Seitel Solutions LLC, Limited Partner	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary and Treasurer (Principal Financial Officer and Accounting Officer) and Director of Seitel Solutions, Inc., Sole General Partner, and Seitel Solutions LLC, Limited Partner	July 25, 2007

SI HOLDINGS, G.P.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President (Principal Executive Officer) and Director of Seitel Solutions, Inc., Sole General Partner, and Seitel Solutions LLC, Limited Partner	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary and Treasurer (Principal Financial Officer and Accounting Officer) and Director of Seitel Solutions, Inc., Sole General Partner, and Seitel Solutions LLC, Limited Partner	July 25, 2007

DATATEL, INC.

Name	Title	Date

/s/ ROBERT J. SIMON Robert J. Simon	President (Principal Executive Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary, Treasurer and Director (Principal Financial Officer and Accounting Officer)	July 25, 2007

/s/ ROBERT D. MONSON Robert D. Monson	Director	July 25, 2007

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	Director	July 25, 2007

SEITEL DATA, LTD.

Name	Title	Date

/s/ ROBERT J. SIMON Robert J. Simon	President (Principal Executive Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary and Treasurer (Principal Financial Officer and Accounting Officer)	July 25, 2007

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	Director of Seitel Delaware, Inc., General Partner, and Seitel Data Corp., Limited Partner	July 25, 2007

SEITEL DATA CORP.

Name	Title	Date

/s/ KEVIN P. CALLAGHAN Kevin P. Callaghan	President and Director (Principal Executive Officer)	July 25, 2007

/s/ MARCIA H. KENDRICK Marcia H. Kendrick	Vice President, Secretary, Treasurer and Director (Principal Financial Officer and Accounting Officer)	July 25, 2007

/s/ ROBERT D. MONSON Robert D. Monson	Director	July 25, 2007